


07026448

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alimentation Couche-Tard Inc.

*CURRENT ADDRESS 1600, Saint-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35712 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 9/17/07

RECEIVED
2007 AUG 23 A 5:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Certification of the Executive Vice-President and Chief Financial Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of *The Sarbanes-Oxley Act of 2002*

I, Richard Fortin, certify that:

1. I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

DATED the 17th day of July, 2007.

(s) *Richard Fortin*

Name: Richard Fortin
Title: Executive Vice-President
and Chief Financial Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 4.

Certification of the Chairman of the Board, President and Chief Executive Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of *The Sarbanes-Oxley Act of 2002*

I, Alain Bouchard, certify that:

1. I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

DATED the 17th day of July, 2007.

(s) *Alain Bouchard*

Name: Alain Bouchard
Title: Chairman of the Board,
President and Chief Executive Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 5.

Certification of the Executive Vice-President and Chief Financial Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of *The Sarbanes-Oxley Act of 2002*

I, Richard Fortin, Executive Vice-President and Chief Financial Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

DATED the 12th day of July, 2006.

(s) *Richard Fortin*

Name: Richard Fortin
Title: Executive Vice-President
and Chief Financial Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 6.

Certification of the Chairman of the Board, President and Chief Executive Officer Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act, As Adopted Pursuant to Section 302 of *The Sarbanes-Oxley Act of 2002*

I, Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

DATED the 12th day of July, 2006.

(s) *Alain Bouchard*

Name: Alain Bouchard
Title: Chairman of the Board,
President and Chief Executive Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 7.
&
Point 8.

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 9.

RECEIVED
2007 23 A 5
OF INTERNATIONAL
CORPORATE FINANCE

CERTIFICATION

I, RICHARD FORTIN, Executive Vice-President and Chief Financial Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alimentation Couche-Tard Inc. (the issuer) for the interim period ending July 23, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

DATED the 29 th day of August, 2006.

(s) Richard Fortin

Name: Richard Fortin

Title: Executive Vice-President and
Chief Financial Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 10.

CERTIFICATION

I, ALAIN BOUCHARD, Chairman of the Board, President and Chief Executive Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alimentation Couche-Tard Inc. (the issuer) for the interim period ending July 23, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

DATED the 29th day of August, 2006.

(s) Alain Bouchard

Name: Alain Bouchard

Title: Chairman of the Board, President and Chief Executive Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 11.
&
Point 12.

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 13.



CERTIFICATION

I, RICHARD FORTIN, Executive Vice-President and Chief Financial Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alimentation Couche-Tard Inc. (the issuer) for the interim period ending October 15, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED the 21st day of November, 2006.

(s) Richard Fortin

Name: Richard Fortin

Title: Executive Vice-President and Chief Financial Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 14.

RECEIVED
2007 AUG 23 A 5: 26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CERTIFICATION

I, ALAIN BOUCHARD, Chairman of the Board, President and Chief Executive Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alimentation Couche-Tard Inc. (the issuer) for the interim period ending October 15, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED the 21st day of November, 2006.

(s) Alain Bouchard

Name: Alain Bouchard

Title: Chairman of the Board, President and Chief Executive Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 15.
&
Point 16.

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 17.


RECEIVED

CERTIFICATION

I, RICHARD FORTIN, Executive Vice-President and Chief Financial Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alimentation Couche-Tard Inc. (the issuer) for the interim period ending February 4, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED the 13th day of March, 2007.

(s) Richard Fortin

Name: Richard Fortin

Title: Executive Vice-President and Chief Financial Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 18.

CERTIFICATION

I, ALAIN BOUCHARD, Chairman of the Board, President and Chief Executive Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1. I have reviewed the interim filings (as this term is defined in *Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alimentation Couche-Tard Inc. (the issuer) for the interim period ending February 4, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED the 13th day of March, 2007.

(s) Alain Bouchard

Name: Alain Bouchard

Title: Chairman of the Board, President and Chief Executive Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 19.

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 20.



Couche-Tard

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 30, 2006

July 12, 2006

TABLE OF CONTENTS

As used in this annual information form, unless the context indicates otherwise: (i) "we", "our" and "us", the "Company" or "Couche-Tard» refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) "$" or "dollars" refer to American dollars and "Cdn$" or "Cdn dollars" refer to Canadian dollars.

FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" throughout this annual information form. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe", "expect", or "anticipate" will occur, what we "intend", "plan" or "seek" to do or accomplish and other similar statements), you must remember that our expectations may not be correct or that we may not take such actions or accomplish such goals. We do not guarantee that the transactions and events described in this annual information form will happen as described (or that they will happen at all). You should read this annual information form completely and with the understanding that actual future results may be materially different from what we expect. Unless otherwise required by applicable securities laws, we will not update these forward-looking statements, even though our situation changes in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, including:

- difficulties in implementing our business strategy and technology;
- difficulties that may be encountered in the integration of the operations of acquired companies as well as the effects of such acquisitions;
- changes in wholesale and retail motor fuel pricing;
- changes in the regulation or taxation of cigarettes or alcohol;
- difficulties in retaining key members of our management team;
- changes in the financial markets affecting our financial structure and our cost of capital and borrowed money;
- compliance with and changes in environmental regulations;
- our level of debt;
- general economic conditions;
- changes in operating expenses or the need for additional capital expenditures; and
- changes in pricing policies by our competitors or us.

Reference is made to "Risk Factors" herein below.

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the *Companies Act* (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, The Company changed its corporate name from "Actidev Inc." to "Alimentation Couche-Tard Inc." The Company's share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the "Multiple Voting Shares") and the subordinate voting shares as Class B subordinate voting shares (the "Subordinate Voting Shares"). The Company's shares trade on the Toronto Stock Exchange and, as of April 30, 2006, the Company had a total market capitalization of approximately Cdn$ 5 billion.

The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.



Alimentation Couche-Tard Inc.
(Québec)
Dépan-Escompte Couche-Tard Inc.
(Québec)
Dunkin Donuts Maître
Franchisé Québec Inc.
(Québec)
Couche-Tard Inc.
(Canada)
Distribution Couche-Tard Inc.
(Québec)
Mac's Convenience Stores Inc.
(Ontario)
Couche-Tard U.S. L.P.
(Delaware)
Couche-Tard
Financing Corp.
(Delaware)
The Circle K
Corporation
(Texas)
Other U.S.
Subsidiaries
Mac's Convenience Stores LLC
(Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are the leader in the Canadian convenience store industry. We are the third largest convenience store operator in North America and the second largest independent (not integrated with a petroleum company) convenience store operator in North America and the most profitable one as a publicly traded company within such category. As at April 30, 2006, our network consisted of 4,983 convenience stores, 3,085 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, which cover 23 American states.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

The convenience store industry is fragmented, with the top 10 operators representing only approximately 25% of the estimated total of 138,200 stores in the United States. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

History

Alain Bouchard, the Chairman, President and Chief Executive Officer of Alimentation Couche-Tard Inc., started the chain with one store in 1980. In 1986, with a network of 34 stores, a predecessor of Couche-Tard completed an initial public offering and listed its shares on the Montreal Exchange. In 1994, the predecessor company was privatized by its majority shareholder, Actidev Inc., a publicly held company. Later that year, Actidev Inc. changed its corporate name to "Alimentation Couche-Tard Inc."

After establishing a leading position in Quebec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997. In May 1997, Couche-Tard acquired 245 *Provi-Soir* stores in Quebec and 50 *Wink's* stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the *Mac's*, *Mike's Mart* and *Becker's* banners through the acquisition of Silcorp Limited, a publicly-held company. Beginning in 2001, Couche-Tard began making acquisitions in the United States namely in June 2001, whereby it acquired 172 stores under the *Bigfoot* banner located in Indiana, Illinois and Kentuky. In August 2002, Couche-Tard acquired 287 stores under the *Dairy Mart* banner located in these states and other located in Pennsylvania and Michigan. Recently, in December 2003, Couche-Tard acquired from Circle K 1,663 stores located in 16 states in addition to the 627 franchised stores and under licence.

Highlights of Last Three fiscal Years

Fiscal 2006

In August 2005, the Company granted a master franchise agreement for Mexico for the Circle K Brand to a subsidiary of Grupo Kaltex, S.A. de C.V. providing for the opening of 250 stores within the next five years.

In November 2005, the Company acquired from Ports Petroleum Co. seven stores, all with motor fuel facilities located in Ohio, United States. Most of these stores are located around Cleveland, Ohio. Pursuant to this transaction, the Company bought the land and buildings for six locations, and leases the other one.

In December 2005, the Company acquired from Conway Oil Company and Conway Real Estate Company 16 stores with motor fuel. Most of them are located in and around Alburquerque, New Mexico, and ten offer car wash

facilities. Pursuant to this transaction, the Company bought the land and buildings for ten locations, and leases the other six.

In December 2005, the Company signed an agreement with ConocoPhillips Company which resulted in the conversion of an additional 75 convenience stores of ConocoPhillips' network, located in the Western half of the U.S., to the Circle K banner.

In December 2005, the Company acquired from BP Products North America, Inc. 26 stores with motor fuel facilities located in the Memphis region of Tennessee, United States. Pursuant to this transaction, the Company bought the land and buildings for 22 locations, leases two and the other two are owned and operated by existing dealers.

In December 2005, the Company withheld from renewing the Taiwan license which is comprised of 800 franchised stores owned and operated by the Taiwanese licensee under the Circle K banner within the Taiwan territory.

In March 2006, the Company acquired from Shell Oil Products US 40 stores with motor fuel facilities and assumed an additional 13 fuel supply contracts in Indianapolis, Indiana, US. Pursuant to this agreement, the Company bought the land and buildings for 29 convenience stores, bought the land and leases the premises for one and leases the other ten.

In April 2006, the Company acquired six stores in the Tallahassee region of Florida from Capcirc Properties, LLC. Pursuant to this transaction, the Company bought the land and buildings for five locations, and leases the other one.

In April 2006, the Company announced that it had signed an agreement with Spectrum Holding, Inc. to purchase 90 stores with motor fuel facilities located in major markets throughout the States of Georgia and Alabama. As indicated, the transaction closed at the beginning of June 2006. Thirty-five locations have drive-through car washes and 13 quick-service restaurants. Pursuant to this agreement, the Company bought the land and buildings for 58 of these locations, five fee/lease properties, with the remaining sites under long term leases.

Fiscal 2005:

During the second quarter of the fiscal year, the Company entered into an agreement with Allied Domecq Quick Services Restaurants for the development of 65 Dunkin' Donuts sites in Ohio within the next six years.

In November 2004, the Company purchased 22 sites in the Phoenix Metro area from Shell Oil Products US for an aggregate amount of $ 34.1 million. Most of these sites sell motor fuel.

On March 18, 2005, the Multiple Voting Shares and the Subordinate Voting Shares of the Company were split on a two-for-one basis.

In February 2005, the Company acquired 19 stores in the Augusta region of Georgia. These sites sell motor fuel.

Finally in April 2005, the Company acquired ten stores in the Midwest region of the United States, all of which sell motor fuel.

Fiscal 2004:

In August 2003, the Company and Allied Domecq Quick Service Restaurants entered into an agreement whereby the Company acquired the master franchisee rights for the *Dunkin' Donuts* banner in Québec. Thus, the 94 Dunkin' Donuts stores already established in Québec became franchisees of the Company which is now responsible for the implementation of all aspects of the Dunkin' Donuts system in Québec.

On September 4, 2003, Couche-Tard acquired certain assets of Clark Retail Enterprises, Inc. for total cash consideration of $29.9 million. In this transaction, Couche-Tard acquired 43 convenience stores, 33 of which are located in Illinois, with the remainder in Indiana, Iowa, Michigan and Ohio. All of the stores sell motor fuel. Couche-Tard acquired the buildings and land at 31 of these sites, with the remaining 12 being leased. On

October 30, 2003, Couche-Tard completed a sale-leaseback transaction with respect to 19 of the Clark stores and received proceeds of approximately $15 million.

On December 17, 2003, Couche-Tard acquired The Circle K Corporation ("Circle K") from ConocoPhillips for a net cash purchase price of $751.2 million. The Acquisition was financed through the proceeds from the issuance of $350 million $7^{1/2}$% Senior Subordinated Notes due 2013, borrowings under our senior credit facility of an aggregate amount of $510 million and net proceeds of $168.8 million from the issuance of Class B subordinate voting shares. (See "Material Contracts.") These credit facilities have replaced the ones that existed prior to December 17, 2003.

In connection with the Acquisition:

- Couche-Tard acquired all the outstanding capital stock of Circle K;
- we entered into a five-year motor fuel supply agreement with ConocoPhillips;
- we entered into several other related agreements with ConocoPhillips, including several trademark licensing agreements and a reseller agreement;
- we entered into an environmental liabilities agreement with ConocoPhillips; and
- we agreed to undertake certain capital improvements at the Circle K stores in connection with the proposed settlement of litigation brought against Circle K under the Americans with Disabilities Act.

As at April 25, 2004 the Company had achieved excellent progress in the Circle K integration plan with some $10 million in synergies achieved within the first 130 days, by implementing Couche-Tard's decentralized business model at Circle K and renegotiating several merchandise supply agreements.

In March and April 2004, the Company entered into sale-leaseback agreements for 322 Circle K properties acquired on December 17, 2003. The net proceeds from this transaction of $252.9 million were used to reimburse part of the long-term debt borrowed in connection with the Acquisition.

BUSINESS

Business Strengths

Leading Market Position. We have a network of more than 4,983 convenience stores which makes us the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one as a publicly traded company within such category. We believe our well-recognized banners, including *Couche-Tard, Mac's* and *Circle K* have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $10 billion in revenues in fiscal 2006 and 25 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

Well-Located and Modernized Store Base. We believe that we have high-quality stores in strategic locations. We believe that focusing on developing networks of stores in the geographic areas in which we operate enables us to study those markets and refine our location strategy. We selectively choose our store sites to maximize our store traffic and visibility and we effectively manage the closure of under-performing stores. Due to current land prices and the unavailability of suitable properties in our primary markets, we believe it would be difficult for our competitors and new entrants to replicate our store base.

We have made substantial investments in our Couche-Tard stores through our IMPACT program (i.e. Innovation-Marketing-People-Alimentation-Couche-Tard). Couche-Tard has implemented the IMPACT program in over 1,700 of its company-operated stores, which represent approximately 48% of such stores. Currently, almost all of Couche-

Tard's company-operated stores use scanning technology, which is significantly higher than the industry average of approximately 78% of convenience stores.

Differentiated Business Model. We believe that our business model has positively differentiated Couche-Tard from its competitors. The principal elements of this business model are as follows:

> *Decentralized Management Structure.* We believe that our culture is entrepreneurial and that Couche-Tard's management structure is one of our most important business strengths. Couche-Tard manages its operations and workforce in a decentralized manner in order to expedite decision making, to address local demand for specific products and services, and to minimize corporate overhead costs. Each store is operated as a distinct business unit and store managers are responsible for meeting financial and operational targets. We support our store managers with a strong, experienced management team and capital resources, which we believe provide our managers with a significant competitive advantage compared to smaller operators. In addition, we implement a rigorous performance measurement or "benchmarking" process to ensure that best practices are deployed across our network and to allow us to provide timely and effective feedback to our managers at all levels.

> *Commitment to Operational Expertise.* We have developed substantial operational expertise that enables us to efficiently match our product assortment with our customers' preferences. We employ this expertise throughout our product delivery chain, from the selection of store locations to the development of store designs, the supply and distribution of products, the merchandising and marketing, and ultimately to the sale of products to our customers. This delivery chain is supported by our experienced and well-trained store and management personnel who are focused on optimizing store performance and maximizing our customers' satisfaction. In addition, each stage of our operations is supported by the use of technology that enables us to perform an in-depth analysis of our inventory purchases and sales. We use this information to continue to refine our purchasing operations and to work with our suppliers to tailor our merchandising and customize our shelf space to increase sales volume. As a result, we believe we are able to secure more favourable purchasing terms from our suppliers.

> *Focus on In-store Merchandise.* We have been able to focus on growing and developing our in-store merchandise sales, which generate higher margins than motor fuel sales because, unlike many of our competitors, we are not owned by a major oil company. In particular, Couche-Tard has focused on growing its higher margin foodservice business, including its Quick Service Restaurants ("QSRs"), to further improve profit margins and differentiate its stores from those of its competitors.

Experienced and Incentivized Management Team with a Proven Track Record. Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 30, 2006, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.'s stock and controlled approximately 54% of the voting rights of all outstanding shares. Furthermore, our eleven operational vice-presidents have an average of approximately 18 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management's ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Quebec company to a leading convenience store operator in Canada and the United States.

Business Strategy

We plan to continue growing our business and improving our financial performance by implementing our business strategy, the key elements of which include:

Drive Internal Sales Growth and Profitability. We use our branding strategy, innovative store concepts and foodservice offerings to enhance customer loyalty and return shopping, and to grow same-store sales by promoting the consumption of high-margin products and tailoring our product and service offerings to meet local tastes.

> *In-Store Branding.* We use in-store branding strategies, including proprietary and national brands, to differentiate our fresh food offerings from other convenience stores, build customer loyalty and promote return shopping. At the core of this offering is a quality assortment of freshly brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items that are marketed under our proprietary brands. Our *La Maisonnee* and *Handful* branded fresh sandwiches and breakfast selections, and *Sunshine Joe Coffee Co.*, *Sloche*, *Froster*, *Thirst Buster* and *The Frozen Zone* brands of beverages are examples of successful proprietary branded items that we have added to our growing selection of fresh products. In addition, we continue to build on existing partnerships with recognized coffee franchises and national brand names such as *Van Houtte*, *Millstone* and *Seattle's Best*.
>
> *IMPACT Program.* We plan to continue to use Couche-Tard's successful IMPACT program to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our IMPACT program has favourably impacted the revenues and profit margins of reconfigured stores. During the fiscal year, we continue to introduce our IMPACT program to the Circle K stores and intent to continue such introduction over the next few years.
>
> *Quick Service Restaurants ("QSR").* Since 1998, Couche-Tard has implemented QSRs as an important element of its IMPACT program. These QSRs, which may be known brands or Couche-Tard's proprietary brands, are designed to increase customer traffic and profit margins by offering customers fresh products and encouraging them to spend more time in the store. Couche-Tard operates these QSRs within the Couche-Tard, Mac's and Circle K stores as a franchisee and is responsible for the daily operations when operating third party franchises. We intend to continue to implement this strategy in our Couche-Tard and Mac's stores and selectively continue to introduce it to our Circle K stores.

Invest in Store Modernization and Information Systems. We intend to continue investing in the modernization of our store base and the enhancement of our technology and information systems at all levels throughout our store network and in our distribution centres. We analyze our investment opportunities based on their potential growth, profitability and rate of return on capital. We believe that our access to both internal and external sources of capital allows us to make investments that provide us with a competitive advantage in a highly-fragmented industry.

We have made significant investments in technology because we believe that the information generated from such systems is critical to the operation of our business. By analyzing the data generated by our point-of-sale ("POS") systems, we are better able to adjust our product and service mix to meet local demands, eliminate slow-moving inventory items, and optimize our purchasing activities.

Leverage Supplier Relationships. We seek to develop and maintain strong relationships with our merchandise and motor fuel suppliers. As the largest convenience store operator in Canada and third largest overall convenience store operator in North America, we represent an attractive distribution channel to suppliers due to our scale, broad geographic presence and our proven ability to grow merchandise and motor fuel sales. We use the inventory information from our POS systems to work with our suppliers to provide mutually agreeable merchandising and exclusivity arrangements, which we believe allows us to secure more favourable purchasing terms. Moreover, we believe the consolidation of Couche-Tard, Mac's and Circle K will lead to additional volume purchasing benefits.

Selectively Expand Our Store Network. We plan to continue to expand our store network through new store development and selective acquisitions. In particular, we intend to focus our resources on identifying "fill-in" opportunities comprised of individual stores or small chains within our existing markets that will complement our current operations. These "fill-in" acquisitions allow us to focus our management efforts on the regions in which we operate and to realize regional economies of scale. When we make an acquisition, we apply our business model to the acquired stores and typically integrate such stores into our operational and information systems.

Industry

The convenience store industry is undergoing significant structural changes, including increased competition from new market entrants such as drug stores, warehouse clubs, large supermarkets and other mass retailers (commonly known as hypermarkets) which have added convenience store staple products such as bread, milk and packaged beverages to their product mix. In addition, an increasing number of hypermarkets are selling motor fuel at low prices in an attempt to establish themselves as a one-stop shopping location and to increase customer trip frequency and traffic at their stores. See "Competition".

In response to heightened competition in the industry, convenience stores are extending their range of traditional products and services to include calling cards, financial services, photo developing, QSRs and other products and services. In addition to being conveniently located and open for extended hours, convenience stores now cater to customers with busy schedules who expect to find a wide assortment of items in stock and to have many available payment options. Convenience stores are also catering to time-pressed consumers looking for "grab-and-go" items by offering fresh food and baked goods prepared on-site. As a result, those convenience store operators with superior merchandising, distribution expertise and capital can overcome the challenges resulting from rising operating costs and increased customer demands.

Store Network

Couche-Tard is the largest Canadian convenience store operator with a network of 2,064 convenience stores in Canada and has a significant presence in the United States with an additional 2,919 stores. Of the 4,983 Couche-Tard stores, 3,632 are company-operated and 1,351 are operated under our affiliate program. Motor fuel is sold at 65% of Couche-Tard's company-operated stores. Couche-Tard's Canadian stores are located in Quebec, Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and the Northwest Territories, and its U.S. stores are located in 23 U.S. states, including Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa, Arizona, Florida, California, Louisiana and Texas. The Couche-Tard stores are primarily operated under the *Couche-Tard* and *Mac's* banners in Canada and the *Circle K* banner in the United States.

Couche-Tard's stores, which are located in a variety of high-traffic areas, include freestanding stores and stores located in strip shopping centres. Couche-Tard's stores in Canada and in the U.S. Midwest are designed to appeal to customers in their local markets, rather than conforming to a single standard format. The Circle K stores' simple and consistent design makes them easily recognizable. The majority of the stores are open seven days a week, 24 hours a day, with peak customer traffic in the early morning and late afternoon. The size of the typical Couche-Tard store is between 2,000 and 2,500 square feet, while newly-developed stores are typically approximately 3,000 square feet, to accommodate in-store seating and, in certain cases, QSRs.

The following table sets out the number of Couche-Tard's stores in operation by geographic location and type of store as of April 30, 2006.

Region	Provinces/States	Total Number of Stores	Total Company-Operated Stores	Total Affiliates	Percentage of Total Stores
Eastern Canada	Quebec	879	581	298	17.64 %
Central Canada	Ontario	819	605	214	16.43 %

Region	Provinces/States	Total Number of Stores	Total Company-Operated Stores	Total Affiliates	Percentage of Total Stores
Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Territories	366	295	71	7.34 %
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa	692	528	164	13.89 %
U.S. West Coast	New Mexico, Western Texas, Washington, Oregon, California, Hawaii	564	284	280	11.32 %
U.S. Arizona Region	Nevada, Arizona	543	543	0	10.90 %
U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina, South Carolina	283	275	8	5.68 %
U.S. Florida and Gulf Coast	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi, Eastern Texas	837	521	316	16.80 %
Total		4,983	3,632	1,351	100 %

Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

Company-Operated Stores. Couche-Tard has 3,632 company-operated stores in its network, 2,903 of which are employee-operated and 729 of which are dealer-operated. All of the stores in Quebec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard's standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

Affiliated Store Program. Couche-Tard's affiliated store program includes franchise arrangements, license arrangements and arrangements under which the Midwest sells motor fuel to certain independent store operators (motor fuel dealers).

a) Franchised Stores. Couche-Tard has 724 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under Couche-Tard's banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations, Couche-Tard owns the in-store equipment and motor fuel equipment.

b) Licensed Stores. Couche-Tard has 522 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard's proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard's purchasing volume. Couche-Tard's revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee's purchases that are paid to Couche-Tard.

c) Motor Fuel Dealers. Couche-Tard's Midwest Division has agreements to sell motor fuel directly to 105 independent operators at cost plus a mark-up.

Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Indonesia, Guam, Macao and Mexico. The terms of these agreements vary, as do the royalty rates.

Merchandise Operations

Couche-Tard offers its customers more than 3,200 product stock keeping units ("SKUs") that include traditional convenience store items such as packaged and frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones, prepaid phone cards and home office supplies, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

Couche-Tard employs category management as a merchandising tool and assigns internal "category managers" for its top selling products in each region. These category managers are experts on the products within their responsibilities, and they use their in-depth knowledge of the product's sales trends, regional preferences, popularity and producers in deciding which items to stock in a particular geographical region.

Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:

Category	**Percentage of Total**
Tobacco Products	36.6
Beer/Wine/Liquor	16.4
Grocery	14.3
Beverages	13.5
Food Service	11.1
Candy/Snacks	8.1
Total In-Store Merchandise Sales	100.0%

In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and brands, growing and refining its IMPACT program and expanding its QSR business.

Branding. Couche-Tard operates its stores under mainly the banners *Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart* and *Winks*. Couche-Tard's brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. *La Maisonnee* and *Handful* branded fresh sandwiches and breakfast selections, as well as *Sloche, Froster, Énergie* and *Joker* drinks and *Sunshine Joe Coffee Co.* are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as *Van Houtte* and *Seattle's Best Coffee* names.

IMPACT Program. In 1998, Couche-Tard launched its Store 2000 Concept, now identified as IMPACT. The program has been implemented in over 1,700, or approximately 48%, of its company-operated stores. Under the IMPACT program, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale IMPACT program implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. The cost of a full-scale IMPACT program implementation is typically between Cdn$150,000 and Cdn$200,000, while a partial or scaled-down conversion may cost between Cdn$60,000 and Cdn$80,000. Management believes that there is an opportunity to increase gross margins through the expansion of this concept, particularly in certain of the Circle K stores.

Quick Service Restaurants. In order to differentiate its company-operated stores and to increase customer traffic and profit margins, Couche-Tard is focusing on the expansion of its foodservice program and has entered into franchise agreements with quick service restaurants including *Subway, Dunkin' Donuts, M & M Meat Shops, Noble Roman's, Quiznos, Blimpie* and other local brands. These foodservice programs are a very important part of the IMPACT program. Couche-Tard runs the branded foodservice operation as a franchisee and pays royalties, rather than renting out space to foodservice operators for a fixed dollar fee. While this approach prevents Couche-Tard from partnering with certain companies, it allows Couche-Tard to benefit from increased popularity of these products and Couche-Tard believes that this approach enables it to generate higher margin and returns, as well as to ensure quality of service.

Fuel Operations

Prior to Couche-Tard's entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2006, Couche-Tard's motor fuel sales in Canada represented about 38% of its Canadian revenues compared to approximately 64% of revenues for its U.S. stores.

Generally, Couche-Tard's company-operated stores sell both branded and unbranded motor fuel by purchasing the motor fuel and reselling it at a profit. In addition, Couche-Tard earns a commission for supplying unbranded motor fuel on a consignment basis to company-operated stores in respect of which it does not own the pumps or storage tanks. Couche-Tard also acts as agent in the sale of motor fuel to some of its franchise stores and receives a commission. At select locations in the United States only, Couche-Tard sells motor fuel to independent store operators for cost plus a mark-up. Except for sales made on a commission basis for which only the commission is recorded as motor fuel revenues, Couche-Tard includes the full value of such sales in its motor fuel revenues.

The wholesale price in Couche-Tard's supply agreements with major oil companies is typically set by the oil company supplying the motor fuel. Generally, Couche-Tard obtains the fuel at a price referred to as the "rack to retail price" and sets the retail price.

Couche-Tard sells motor fuel either under its own brands, including *Couche-Tard* and *Mac's* in Canada and *Circle K* in the United States, or under the name of major oil companies such as *Esso, Petro-Canada, Shell, Irving, Ultramar, BP, 7, Phillips 66, Marathon, Citgo, Huski* and *Sunoco.*

Distribution and Suppliers

Merchandise Distribution and Supply Arrangements. Couche-Tard has established national and regional distribution and supply networks for its in-store merchandise in Canada and the United States. With the exception of Eastern Canada where Couche-Tard operates its own distribution centre and Arizona where its distribution centre is operated by a third party, in-store merchandise is supplied to Couche-Tard stores either through distribution specialists or directly by manufacturers. Couche-Tard has arrangements with major tobacco manufacturers and other major suppliers for direct distribution to its stores. Couche-Tard has also negotiated supply agreements with regional suppliers, to the extent required, to meet the needs of each market and to adapt its product mix to local consumer preferences.

In Central Canada, Couche-Tard uses Karrys Bros., Limited as a regional warehouse supplier to distribute the majority of its in-store merchandise on an exclusive basis to its company-operated stores and on a non-exclusive basis to affiliates. Couche-Tard also purchases products such as carbonated beverages and potato chips, which are not covered under the arrangement with Karrys, directly from manufacturers and producers. Similarly, Couche-Tard uses Core-Mark International Inc. as its exclusive supplier for the majority of its in-store merchandise to its Western Canada stores. Couche-Tard has an exclusive supply agreement with Eby-Brown Company to supply the majority of its in-store merchandise for all of its company-operated stores in the U.S. Midwest. To the extent required, the remainder of the products are purchased on a non-exclusive basis from regional manufacturers.

In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Quebec through which most deliveries to Couche-Tard's Quebec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 649 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre services approximately 562 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus certain dairy, bakery, sandwich, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

Two types of suppliers provide merchandise to Circle K stores. Direct store delivery suppliers generally supply items such as beer, soft drinks, snack items, newspapers, milk and bread directly to the stores, while warehouse suppliers provide cigarettes, fountain cups, groceries, health and beauty aids, and candy and snacks to the Circle K stores in all areas outside of Arizona. Circle K also uses Core-Mark as a warehouse supplier to distribute merchandise to the majority of its stores west of the Mississippi and to provide management services to the Circle K distribution centre located in Arizona. Circle K uses McLane Company, Inc. to distribute merchandise to the majority of its stores east of the Mississippi.

Motor Fuel Supply Arrangements. Couche-Tard purchases the motor fuel it sells under its brand name directly from oil refineries. It also purchases branded motor fuel from a number of major oil companies and sells such motor fuel under the oil company's name. Typically, the motor fuel sold in Canada under Couche-Tard's brand is supplied in accordance with motor fuel supply contracts. Generally, both of these types of contracts are entered into with major oil companies and are based on a scaling or commission per litre (or gallon) sold, both of which are directly correlated to the quantity of fuel sold.

Circle K has entered into a supply agreement with ConocoPhillips pursuant to which ConocoPhillips will provide, for at least the next five years, subject to cancellation of Couche-Tard subject to certain conditions, a supply of gasoline and diesel for the stores covered by such supply agreement. In 2004, Circle K gave notice to terminate its supply arrangement with ConoccoPhillips for California and Arizona.

Properties

Of the 3,632 company-operated stores, 2,807 are leased and 825 are owned by Couche-Tard, while the remaining 1,351 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Quebec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

Couche-Tard leases its corporate headquarters in Laval, Quebec. Management believes that Couche-Tard's headquarters are adequate for its present and foreseeable needs. In addition, Couche-Tard has seven regional offices located in Scarborough, Ontario, Calgary, Alberta, Columbus, Indiana, Charlotte, South Carolina, Tampa, Florida, Corona, California and Tempe, Arizona, all of which are leased. The distribution centre in Laval, Quebec is also leased.

Information Systems

Couche-Tard uses the information obtained from its point of sales ("POS") systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its

Company-operated stores, including scanning. Couche-Tard is also currently implementing new POS systems including the selective installation of touch screens in its Mac's stores and pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Quebec, is designed to optimize the store supply process.

Employees and Training

As of April 30, 2006, Couche-Tard had approximately 37,000 employees throughout its company-operated stores, administrative offices, distribution centre and affiliated stores.

Couche-Tard is organized in eight divisions based on geography: Eastern Canada (Quebec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the West Coast Region, the Arizona Region, the Southeast Region and the Florida and Gulf Coast Region, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 880 stores. Each store is operated as a separate business unit and store managers within each region are required to meet specific performance objectives. Store manager's report to market managers who are typically responsible for eight to ten stores. Market manager's report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the regional vice-presidents. Couche-Tard's decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

Couche-Tard typically spends between 2 % and 4 % of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores under mainly the banners *Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks.* Couche-Tard sells its proprietary branded food items such as *La Maisonnee* and *Handful* fresh sandwiches and breakfast selections, as well as *Sloche* and *Froster* brands of iced beverages. Circle K store brands include *Circle K, Circle K Express, The Frozen Zone, Thirst Buster, Polar Pop* and *Freshest Coffee Going!.* Service brands include: *QuickFlick* and *Circlek.com.* Tag lines include "*What else do you need*". Couche-Tard also sells motor fuel under its private labels, including *Couche-Tard, Mac's, Circle K.* Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard's policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks, except in certain counties in Texas and Oklahoma where Circle K has granted SSP Partners, one of its franchisees, the exclusive right to use the *Circle K* brand.

COMPETITION

Our stores compete with a number of national, regional, local and independent retailers, including hypermarkets, grocery and supermarket chains, grocery wholesalers and buying clubs, other convenience store chains, oil company motor fuel/mini-convenience stores, food stores and fast food chains as well as variety, drug and candy stores. In terms of motor fuel sales, our stores compete with other food stores, service stations and, increasingly, supermarket chains and discount retailers. Each store's ability to compete depends on its location, accessibility and customer service. The rapid growth in the numbers of convenience-type stores opened by oil companies and the entry of a large number of hypermarkets into the industry over the past several years has intensified competition. An increasing number of hypermarkets and other retail format such as supermarkets and drugstores have been expanding their product mix to include core convenience items and fill-in grocery. This channel blending is eroding the convenience stores' traditional

base of business, as exemplified by major drug store chains extending business hours to 24 hours a day, seven days a week and selling a product assortment similar to that of convenience stores.

ENVIRONMENTAL MATTERS

The Company is subject to various federal, state, provincial and local environmental laws and regulations, including, in the United States, *the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986* and *the Clean Air Act*, in each case as amended. The enforcement of these laws by regulatory agencies such as the U.S. Environmental Protection Agency (the "EPA") and its state and provincial equivalents will continue to affect our operations by imposing increased operating and maintenance costs and capital expenditures required for compliance. In addition, certain procedures required by these laws can result in increased lead time and costs for new facilities. Violation of environmental statutes, regulations or orders could result in civil or criminal enforcement actions. The Company makes financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, provincial, state and local regulatory agencies.

In particular, at the U.S. federal level, *the Resource Conservation and Recovery Act of 1976*, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of releases from leaking underground storage tanks. Regulations enacted by the EPA in 1988 established requirements for installing underground storage tank systems, upgrading underground storage tank systems, taking corrective action in response to releases, closing underground storage tank systems, keeping appropriate records, and maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases. These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards.

Our Canadian operations are also subject to environmental regulation imposed by provincial, federal and municipal governments. This primarily relates to the motor fuel operations conducted at approximately 513 locations throughout Canada, including the remediation of such products which have spilled or leaked on or migrated from such locations and other locations used in our earlier operations and those of our predecessors. We believe that we are in material compliance with environmental laws in Canada, including such regulation, and do not anticipate that any increase in the future costs of maintaining compliance in Canada or of remediation of spills or leaks, including any capital expenditure required, will be material to us. The Company is currently dealing with a small number of claims by third parties or governmental agencies for remediation or damages caused by contamination alleged to be on or migrating from our current or historic operations. We do not anticipate any material expense from such claims. However, changes in applicable requirements and their enforcement or newly discovered conditions could cause us to incur material costs that could adversely affect our business and results of operations.

REGULATORY MATTERS

Many aspects of our operations are subject to regulation under federal, provincial, state and local laws. We describe below the most significant of the regulations that impact all aspects of our operations.

Safety. We are subject to comprehensive federal, provincial, state and local safety laws and regulations. These regulations address issues ranging from facility design, equipment specific requirements, training, hazardous materials, record retention, self-inspection, equipment maintenance and other worker safety issues including workplace violence. These regulatory requirements are fulfilled through a comprehensive Health, Environmental and Safety program. There are no known safety risks or liabilities that are material to our operations or financial position.

Sale of Alcoholic Beverages and Tobacco Products. In certain areas where our stores are located, provincial, state or local laws limit the sale of and/or the hours of operation for the sale of alcoholic beverages and the sale of alcoholic beverages and tobacco products to persons younger than a specified age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as issue fines to stores for the improper sale of alcoholic beverages or tobacco products. These agencies may also impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have

been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. Retailers of alcoholic beverages may also be fined or have a store's permit revoked for selling alcohol to a minor. While the potential exposure for damage claims, as a seller of alcoholic beverages is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the effect of any liability.

Store Operations. The Company stores are subject to regulation by federal agencies and to licensing and regulations by provincial, state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.

Our operations are also subject to federal, provincial and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance, which could affect our results of operations.

RISK FACTORS

The "Business Risks" and "Other Risks" sections of our "Management's Discussion and Analysis of Operating Results and Financial Position" on pages 48 to 52 of the Company's 2006 Annual Report, is incorporated herein by reference, as supplemented from time to time in the "Business Risks" sections of our quarterly reports to shareholders.

DIVIDENDS

Since 1989, the Company had not declared any dividends but effective since the second quarter of fiscal 2006, the Board of Directors has implemented a quarterly dividend policy of 2.5 cents Cdn per Class A multiple voting shares and Class B subordinate voting shares.

CAPITAL STRUCTURE

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2006, 56,388,652 Multiple Voting Shares and 145,651,434 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the *Securities Act*

(Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the *Securities Act* (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the *Securities Act* (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the *Regulation Respecting Securities* (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

RATINGS

On November 18, 2003, Moody's Investors Service announced that it rated the Company's Senior Subordinated Notes at Ba3. Such rating was reviewed and upgraded in April 2006 to Ba2 pursuant to the operating and financial progress that the Company has made since the December 2003 Circle K acquisition. Obligations rated Ba are in the fifth highest category and are judged to have speculative elements and are subject to substantial credit risk. The November 2003 rating had been based upon potential post-Circle K merger operating efficiencies from the Company's position as one of the leading convenience store chain in North America, the Company's pattern after prior acquisitions of reducing leverage with free cash flow and incremental equity offerings, and expected growth in higher-margin merchandise categories. Constraining the ratings are the integration risks in more than doubling the Company's base with the Circle K acquisition, the expectation that fixed charge coverage will remain fairly low for the next several years, and increase reliance on unpredictable profits from gasoline sales.

On November 21, 2003, Standard and Poor's Ratings Services Limited announced that it had assigned a "B" rating to the Company's Senior Subordinated Notes, with a stable outlook. Such rating was reviewed and increased to "B+" in December 2005 to reflect the significant reduction in debt undertaken by the company since the Circle K acquisition in December 2003, coupled with operational improvement from its U.S. operations and ample liquidity. Couche-Tard has exceeded its initial cost savings targets related to the Circle K stores, where the company has begun to successfully implement its Impact concepts store renovation program. An obligation rated "B" is more vulnerable to non-payment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The rating reflects the relative large size of the Circle K acquisition, and the resulting high leverage of the mostly debt funded acquisition. These factors are partially offset by the Company's strong performing current store base, the acquired store base that has performed reasonably well and a seasoned management team that has experience with previous, even though smaller acquisitions.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.A and ATD.B, respectively.

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
April 2005 [2]	ATD.A	$ 21.80	$ 18.70	76,060
May 2005	ATD.A	$ 21.95	$ 20.15	26,884
June 2005	ATD.A	$ 28.25	$ 21.50	136,127

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
July 2005	ATD.A	$ 26.65	$ 22.65	23,145
August 2005	ATD.A	$ 27.00	$ 24.51	22,318
September 2005	ATD.A	$ 25.01	$ 23.15	23,856
October 2005	ATD.A	$ 23.39	$ 20.50	20,579
November 2005	ATD.A	$ 25.61	$ 22.00	24,798
December 2005	ATD.A	$ 25.50	$ 22.50	748,257
January 2006	ATD.A	$ 26.00	$ 23.50	43,899
February 2006	ATD.A	$ 28.70	$ 25.50	28,532
March 2006	ATD.A	$ 29.00	$ 25.00	71,033
April 2006	ATD.A	$ 28.40	$ 27.00	512,388

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
April 2005 [2]	ATD.B	$ 18.00	$ 16.51	14,817,347
May 2005	ATD.B	$ 18.11	$ 15.91	3,312,132
June 2005	ATD.B	$ 19.45	$ 18.00	6,998,708
July 2005	ATD.B	$ 21.58	$ 18.71	12,427,176
August 2005	ATD.B	$ 21.75	$ 19.86	14,793,085
September 2005	ATD.B	$ 20.86	$ 19.54	12,231,841
October 2005	ATD.B	$ 21.67	$ 19.80	6,663,789
November 2005	ATD.B	$ 23.66	$ 20.97	15,652,871
December 2005	ATD.B	$ 23.67	$ 22.10	6,593,059
January 2006	ATD.B	$ 24.23	$ 22.68	6,985,179
February 2006	ATD.B	$ 25.94	$ 23.46	9,485,163
March 2006	ATD.B	$ 26.93	$ 21.49	9,698,631
April 2006	ATD.B	$ 27.83	$ 25.40	5,174,656

Note:
(1) All prices are in CAD$ an on a per share basis.
(2) From April 1 to 24, 2005 - average prices and total volumes for partial month.

DIRECTORS AND SENIOR OFFICERS

Directors

The following tables list the Company's directors. All information is accurate as of June 30, 2006.

Name and municipality of residence	Principal occupation
ALAIN BOUCHARD [1] Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company
JACQUES D'AMOURS [1] Lorraine, Québec	Vice-President, Administration of the Company
ROGER DESROSIERS, FCA[3] Montréal, Québec Chairman of the Audit Committee	Corporate Director
JEAN ÉLIE [2] Montréal, Québec	Corporate Director

Name and municipality of residence	Principal occupation
RICHARD FORTIN [1] Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company
JOSEE GOULET [3] Montréal, Québec	Corporate Director
ROGER LONGPRÉ [2, 3] Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consulting firm in mergers and acquisitions)
REAL PLOURDE [1] Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company
JEAN-PIERRE SAURIOL [2] Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering- construction company)
JEAN TURMEL [4] Montréal, Québec	President, Perseus Capital Inc. (fund management company)

Notes:

1) Member of the Executive Committee.
2) Member of the Human Resources and Corporate Governance Committee.
3) Member of the Audit Committee.
4) Lead Director.

Each director remains in office until the following annual shareholders' meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

The Directors of the Company held the following principal occupations during the five preceding years:

Alain Bouchard. He is the founder of the companies that became Alimentation Couche-Tard Inc., which began with just one store in 1980. He has more than 35 years of experience in the industry. Mr. Bouchard began his career at Perrette Dairy Ltd. in 1968 as interim store manager. He later became supervisor and district director until 1973. As district director, he supervised the opening of 80 stores and developed the Perrette network. From 1973 to 1976, while employed by Provigo Inc. (Provi-Soir division), Mr. Bouchard organized and supervised the opening of 70 Provi-Soir convenience stores. From 1976 to 1980, Mr. Bouchard operated a Provi-Soir franchise and, in 1980, he opened the first Couche-Tard convenience store. Mr. Bouchard is also a director of Quebecor Inc., a communications holding company and Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients).

Richard Fortin. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Quebec for a Canadian bank wholly-owned by Societe Generale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in Quebec City. Mr. Fortin is also a director of Transcontinental Inc., a commercial printer and Insurance Life of National Bank of Canada.

Réal Plourde. Mr. Plourde joined us in 1984 and has held various positions, ranging from Manager of Technical Services to Vice-President of Development, Sales and Operations of the Company. In 1988 and 1989, Mr. Plourde also acted as President of Pro Optic Inc., then a wholly-owned subsidiary of Couche-Tard and Quebec's first optical lens manufacturer. Mr. Plourde began his career in various engineering projects in Canada and Africa. Mr. Plourde holds an Engineering Degree (Applied Sciences) from Laval University in Quebec City and an MBA from the Ecole des Hautes Etudes Commerciales in Montreal. Mr. Plourde is a member of the Quebec Engineers Association. Mr. Plourde is also a director of Bouclair Inc., a fabric retailer.

Jacques D'Amours. Since joining the Company in 1980, he has worked in a variety of roles, including Manager of Technical Services, Vice-President of Sales and Vice-President of Administration and Operations of the Company.

Jean A. Élie. From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and

Chairman of the Finance and Audit Committee of Hydro-Quebec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and Manager, Corporate Services and Government Services of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Quebec Bar Association.

Josée Goulet. Mrs. Goulet joined the Bell group of companies in 1985 and held various management positions prior to being appointed to various senior management positions since 1994 and held the position of Chief, Marketing Services, Bell Canada when she left in May 2005. Mrs. Goulet graduated from the Ecole Polytechnique of Montreal where she obtained a bachelor's degree in electrical engineering and holds an MBA from McGill University in Montreal.

Roger Longpré. Mr. Longpré is President and founder of Mergerac Inc., a consulting firm in the areas of mergers and acquisitions and corporate finance. From 1986 to 1994, Mr. Longpré was a partner of Raymond Chabot Grant Thornton where he began consulting in the areas of corporate finance and mergers and acquisitions and subsequently became responsible for all of the firm's financial consulting services. From 1980 to 1986, Mr. Longpré was Vice-President of Credit Suisse First Boston Canada, Montreal Branch. Prior to 1980, Mr. Longpré was employed in the banking industry. Mr. Longpré has a bachelor's degree in business administration with a major in finance from the University of Quebec in Montreal. He also holds an MBA degree, also with a major in finance from the University of Concordia in Montreal.

Jean Turmel. Mr. Turmel is the founder and president of Perseus Capital inc., a portfolio firm. Until December 2004, Mr. Turmel was President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel was a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. as well as a member of the board of directors of subsidiaries of such group Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Quebec City.

Jean-Pierre Sauriol. Mr. Sauriol is President and Chief Executive Officer of Dessau-Soprin Inc., one of Canada's largest engineering-construction companies. Mr. Sauriol was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Quebec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. Mr. Sauriol graduated from the École Polytechnique of Montreal in 1979 and completed Harvard Business School's Owner President Management Program in 1993.

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the following board of directors: Desjardins Assurances Générales, Fonds d'assurances du Barreau du Québec, La Personnelle compagnie d'assurance Inc., PG Mensys Système d'Information Inc., Van Houtte Inc. as well as on the consulting committee of Telus Québec. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City.

Senior Officers

The following table lists the Company's senior officers who are not also directors. All information is accurate as of June 30, 2006.

Name and municipality of residence	Office held with the Company
MICHEL BERNARD Montreal, Quebec	Vice-President, Operations Eastern Canada
ROBERT G. CAMPAU Cave Creek ,Arizona	Vice-President, Operations U.S. Southeast Region
DARRELL DAVIS Columbus, Indiana	Vice-President, Operations U.S. Midwest
STEPHANE GONTHIER Laval, Quebec	Senior Vice-President, Eastern North America
MICHEL GUINARD Laval, Quebec	Vice-President, Development
BRIAN HANNASCH Columbus Indiana	Senior Vice-President, Western North America
GEOFFREY C. HAXEL Scottsdale, Arizona	Vice-President, Operations U.S. Arizona Region
JEAN-LUC MEUNIER Rosemère, Québec	Vice-President, Operations Central Canada
CHARLES MICHAEL PARKER Scottsdale , Arizona	Vice-President, Operations U.S. Florida/Gulf Region
JOY POWELL Chino Hills, California	Vice-President, Operations U.S. West Coast Region
KIM TROWBRIDGE Calgary, Alberta	Vice-President, Operations Western Canada

Michel Bernard has been Vice-President, Operations Eastern Canada since December 2005 and previously held the position of Vice-President, Operations U.S. Midwest since 2003. Mr. Bernard has served in a variety of operations and marketing-related positions during his 25-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including as Director of Convenience Retailing for Petro-Canada. Mr. Bernard returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor's degree in Management, with a major in Marketing, from the Universite du Quebec a Montreal.

Robert G. Campau has been Vice-President, Operations U.S. Southeast Region since December 2003. Mr. Campau began his nearly 30-year convenience industry career with the Southland Corporation (7-Eleven) in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, director of operations and representative of the Office of the President. Prior to December 2003, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor's degree in business administration from the University of Wisconsin at Madison.

Darrell Davis has been Vice-President, Operations Midwest since December 2005. He has served Couche-Tard as Director of Operations, and later as Director of Marketing within the Midwest division. Mr. Davis joined

Couche-Tard in 2002 when Couche-Tard acquired Dairy Mart, where he held the position of Vice-President, Operations of such company. Mr. Davis began his career in the convenience store industry over 30 years ago. He holds a bachelor's degree in Management from the University of Louisville.

Stéphane Gonthier was appointed Senior Vice-President, Operations Eastern North America in December 2004 and was Vice-President, Operations, Central Canada from April 2004 to December 2005 and prior thereto, he was Vice-President, Operations Eastern Canada and Secretary since 1999. In 1998, he joined us as Vice-President of Legal Affairs, Petroleum Operations and Secretary. Before joining Couche-Tard, he practised law. Mr. Gonthier holds an LL.B from the University of Montreal and an MBA from the University of Sherbrooke and is a member of the Quebec Bar Association.

Michael Guinard joined Alimentation Couche-Tard in 2000 as Vice-President, Real Estate and was appointed as Vice President, Development in 2002. Mr Guinard previously worked 10 years as Director, Real Estate-Quebec for Tim Hortons following a 21 year career in the Canadian petroleum industry with Petrofina and Petro Canada in operations, strategic planning, marketing and real estate functions. Mr Guinard holds a bachelor's degree in Economics from Concordia University (Loyola College)

Brian P. Hannasch was appointed Senior Vice-President, Operations Western North America in December 2004 and prior to was Vice-President, Integration since 2003. In 2001, he was appointed Vice-President, Operations U.S. Midwest where he was responsible for all aspects of our U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

Geoffrey C. Haxel has been Vice-President, Operations, U.S. Arizona Region since December 2003. Mr. Haxel served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Haxel began his career as a district manager trainee and also held the positions of sales manager, category manager and division manager. Prior to December 2003, Mr. Haxel served as Circle K's Arizona Region Manager with responsibility for more than 600 sites in a four-state territory. Mr. Haxel has completed coursework toward a bachelor's degree in chemical engineering from the University of Oklahoma.

Jean-Luc Meunier a member of Couche-Tard's team since 1999 and has been Vice-President, Operations Central Canada since December 2005. He previously held the position of Vice-President, Operations Eastern Canada from 2004 until such appointment — after holding various positions such as Operations Manager, Real Estate Manager and Technical Services Manager. Mr. Meunier also acquired some eight years of experience in project engineering, consulting, analysis and management at Shell Canada. He is a member of the Ordre des ingénieurs du Québec and holds an MBA from the Université du Québec à Montréal.

Charles Michael Parker has been Vice-President, Operations U.S. Florida Region since December 2003. Mr. Parker held a variety of operations and marketing positions during his 21-year convenience store career. After joining Circle K in 1987, Mr. Parker worked in a variety of positions including division merchandise manager, region marketing manager, division president, region vice-president and director of retail development in various markets. In 2001, following the acquisition of Tosco Corporation by Phillips Petroleum Company, Mr. Parker became Manager of Company Operations for Circle K, responsible for the operating performance of more than 2,000 company-operated convenience stores. Prior to joining Circle K, Mr. Parker had a seven-year tenure with Southland Corporation (7-Eleven). Mr. Parker holds a bachelor's degree in management from the University of New Mexico.

Joy A. Powell has been Vice-President, Operations U.S. West Coast Region since December 2003. Mrs. Powell served in a variety of operations and marketing-related positions during her 19-year convenience store career. In 1992, she joined Circle K as a division operations manager. Prior to December 2003, Mrs. Powell served as Circle K's West Coast Region Manager with overall operations responsibility for approximately 450 sites in a six-state territory. Prior to joining Circle K, Mrs. Powell had an eight-year tenure with the Southland Corporation (7-Eleven). Mrs. Powell studied business administration with a concentration in marketing at California State University, Hayward.

Kim J. Trowbridge has been Vice-President, Operations Western Canada since 1999. Prior to 1999, Mr. Trowbridge was Vice-President, Operations, Western division for Mac's Convenience Stores Inc. Mr. Trowbridge is Chairman of the Alberta Food Processors Association and the President and a director of the Western Convenience Store Association. Mr. Trowbridge has more than 20 years of experience in the convenience store industry.

As at June 30, 2006, the executive officers and directors, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 38,016,632 multiple voting shares and 2,072,208 subordinate voting shares of the Company representing respectively 67.42% and 1.42% of the issued and outstanding shares of the Company.

LEGAL PROCEEDINGS

In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on Couche-Tard's operating results and financial condition.

In the stock purchase agreement for all the outstanding capital stock of Circle K, ConocoPhillips has agreed to indemnify us against all judgments arising from legal proceedings filed and served on Circle K as of the closing date.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada, a/s National Bank Trust Company, 1100 University Street, Suite 1200, Montreal, Quebec H3B 4L8. Registrar offices are located in Toronto, Calgary and Vancouver.

MATERIAL CONTRACTS

Credit agreement

In connection with the Circle K acquisition, we refinanced the majority of Couche-Tard's long-term debt. We entered into a senior credit facility with a syndicate of lenders led by three Canadian chartered banks. The senior credit facility is comprised of:

- five-year revolving credits facilities of up to an aggregate of approximately $120.0 million expiring in 2008;
- a non-renewable five-year Canadian Term Loan A facility which amounts to $19.5 million expiring in 2010; and
- a non-renewable seven-year U.S. Term Loan B facility which amounts to $147.0 million expiring in 2010.

Revolving Credit Facilities. We have a credit agreement consisting of an operating credit in the amount of Cdn50 million, available in Canadian or US dollars or as letters of guarantee not exceeding Cdn10 million or the equivalent in US dollars, bearing interest at the Canadian or US prime rate, depending of the case, or LIBOR, plus a certain margin depending on whether certain financial ratios are achieved. The operating credit is also available in the form of bankers' acceptances with stamping fees varying depending on whether certain financial ratios are achieved. The credit agreement also provides for an operating credit in the amount of 75 million available in US dollars and as letters of guarantee not exceeding 30 million, bearing interest at the US prime rate or at LIBOR plus a certain margin depending on whether certain financial ratios are achieved.

Canadian Term Loan A Facility. We have a five-year Term Loan a facility in the amount of an initial $265 million of which there is a remaining outstanding balance of $19,5 million and which amortizes over the term of the facility in quarterly instalments varying from 2.5% to 7.5% of the principal amount. The facility bears interest at the Canadian base rate or LIBOR, plus a certain margin varying on the basis of our leverage ratio.

U.S. Term Loan B Facility. In addition, we have a seven-year Term Loan B facility denominated in U.S. dollars in an initial amount of $245 million of which there is a remaining outstanding balance of $147 million and which amortizes

over the term of the facility in quarterly instalments equal to 0.25% per annum in the first six years and 23.5% in the seventh year. This loan bears interest at the U.S. base rate or LIBOR, plus a fixed margin.

Prepayments. Our senior credit facility may be prepaid without premium or penalty at any time. In addition, we may be required to prepay loans outstanding under the senior credit facility, subject to certain limitations, by using:

- 100% of the net proceeds from the sale or issuance of certain debt or equity securities; and
- 100% of the net cash proceeds from certain asset sales (excluding sales of inventory in the ordinary course of business and certain specified dispositions), and insurance or condemnation proceeds, subject to certain reinvestment provisions.

Increase in Commitments. Under the senior credit facility, we may request an increase of the lenders' commitments under either the revolving credit facilities or the term facilities in Canadian or U.S. dollars up to an aggregate amount equal to $100 million; however, the lenders are not obligated to fund any of the requested increase in commitments.

Certain Covenants. Our senior credit facility contains various restrictive covenants. It (i) requires us to maintain specified financial ratios, such as a minimum fixed charge and interest coverage ratio and maximum senior secured leverage and adjusted leverage ratios; and (ii) includes limitations on additional debt, acquisitions and capital expenditures. In addition, the senior credit facility prohibits us from declaring or paying any dividends should pre-determined criteria not be met and making any payments with respect to subordinated debt, including the Notes, other than scheduled payments of interest. If we fail to perform our obligations under, or fail to meet the conditions of, our senior credit facility or if payment creates a default under the senior credit facility, we will be prohibited from making any payment with respect to the notes (including payments of interest).

Events of Default Our senior credit facility contains customary events of default for a facility of this nature, including cross-default with certain material indebtedness such as the notes or material sale-leaseback transactions and upon a change of control.

Trust Indenture

As part of our financing of the Circle K acquisition, we issued $350 million 7 1/2 % Senior Subordinated Notes due 2013 (the "Notes") under an Indenture (the "Indenture") with Wells Fargo Bank Minnesota, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the *Trust Indenture Act of 1939*, as amended (the "TIA").

The indenture governing the Notes, among other things, (i) restricts our ability and the ability of our subsidiaries to incur additional debt, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) prohibits restrictions on the ability of our subsidiaries to pay dividends should pre-determined criteria not be met or make certain payments to us; and (iii) restricts our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. These restrictions are subject to financial ratios that are reasonable and easily reachable. The indenture related to the Notes also contains various covenants, which limit our discretion in the operation of our businesses.

Circle K Sale and Leaseback Agreements

During March 2004, Circle K Stores Inc. sold a total of 322 properties to five investment companies, Fortress Investment Group controls two of which and three of which are controlled by Realty Income Corporation. These properties were immediately leased back by Circle K Stores Inc. pursuant to leases having initial terms of between 15 and 17 years. The leases also include options to extend the lease terms for five option terms of 5 years each, and two additional option terms of 10 years each, for a maximum of 45 years following the initial term. The performance of Circle K Stores Inc.'s obligations as tenant under each lease is guaranteed by the Company.

In addition, subject to certain conditions, each landlord can sell a property and require Circle K Stores Inc. to enter into a new lease with a subsequent purchaser, such lease being on essentially the same terms as the lease with the

selling landlord, and to execute certain documents relating to the transfer of the applicable lease. Upon such a sale, the selling landlord may also require the Company to execute a new guaranty of Circle K Stores Inc.'s lease obligations in favour of the purchaser of the leased property.

Shareholders' Agreement

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders' agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

(i) Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;

(ii) Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; The representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie who is not a Metro employee and not related in anyway to Metro except for his position as director of the Company;

(iii) Metro and Orano have undertaken not to sell or transfer directly or indirectly the shares of the Company held by them without the other party's prior written consent;

(iv) Metro and Orano hold a reciprocal right of first opportunity on the sale or transfer of shares held by them, subject to certain conditions; and

(v) Metro and Orano hold a reciprocal right of first refusal on the sale and transfer of the shares of the Company held by them, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin and Jacques D'Amours).

This agreement provides that it will terminate if either Metro or Orano holds less than 5% of the issued and outstanding shares of the share-capital of the Company on a fully diluted basis.

AUDIT COMMITTEE DISCLOSURE

Charter

The Audit Committee assists the Board of Directors to supervise: (1) the integrity of the Company's financial statements and related information; (2) the Company's compliance with the applicable requirements established by law and regulation; (3) the independence, the competence and the appointment of the external auditors; (4) the performance of the head of the corporate finance team of the Company with respect to the internal controls and external auditors; and (5) Management's responsibility with regards to internal controls.The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Committee reports thereon to the Board of Directors:

1. Review, together with management and the external auditors, the annual financial statements and the related notes, the external auditors' report thereon and the accompanying press release and obtain explanations from management on any significant discrepancies with the corresponding periods before recommending their approval by the board and publication.

2. Review, together with management, the quarterly financial statements and accompanying press releases before recommending their approval by the board and publication.

3. Review the financial information contained in the annual information form, the financial information contained in the annual report, management's analysis of the financial position and the operating results, and other documents containing similar financial information before their disclosure to the public or filing with Canadian and American regulatory authorities or other applicable jurisdictions.

4. Review annually and supervise the Company's evaluation and risk management policies. To that effect, the Committee ensures to receive a detailed report of the assessed risks that could have a significant impact on the Company's financial situation and actions taken thereon in order to eliminate or tone down such risks.

5. Review on an annual basis, together with management and the external auditors, the quality and not just acceptability of the Company's new accounting policies and review the disclosure and impact of contingencies and the reasonableness of provisions, reserves and estimations which may have a material impact on the reporting of financial information.
6. Review, together with the external auditors, the problems and difficulties in connection with the audit and measures adopted in this regard by management and find a solution to disagreements between management and the external auditors on the reporting of financial information.

The Audit Committee has the following responsibilities with respect to risk management and external controls:

1. Monitor the quality and integrity of the corporation's internal control and management information systems through discussions with management, the external auditors and the head of the finance corporate team of the Company, where applicable.
2. Approve the internal audit plan put in place by the head of the finance corporate team of the Company
3. Oversee the reporting of information by management on internal control. Thus, ensure that head of the finance corporate team of the Company reports biannually to the Audit Committee the results of the work performed with respect to the internal control systems.
4. Review on a regular basis an internal report describing the internal control procedures, the material issues raised in the course of the latest reviews of the internal control and management information systems, or pursuant to an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.
5. Assist the board in discharging its responsibility for ensuring that the Company complies with the applicable legal and regulatory requirements.
6. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters as well as procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

The Audit Committee has the following responsibilities with respect to the external auditors:

1. Review the written annual declaration of the external auditors concerning all their connections with the Company and discuss the connections or services, which may have an impact on their objectivity or ability to function independently.
2. Recommend to the Board of Directors the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholder approval) of the external auditors and review their competence, performance and ability to function independently.
3. Approve all audit services for the Company and determine which services other than audit services the auditors are not authorized to perform for the Company or its subsidiaries. To that effect, the Committee may put in place policies and procedures for prior detailed approvals concerning such services.
4. May delegate, if required to one or more independent members the authority to pre-approve non-audit services subject that all such approvals be submitted at the next Audit Committee meeting.
5. Ensure that the fees charged by the external auditors both for audit services and other authorized services are reasonable and thereafter recommend to the Company's Board of Directors the necessary approvals.
6. Review the audit plan with the external auditors and management and approve its schedule.
7. Ensure that the Company complies with regulatory requirements with respect to hiring partners, employees and former partners and employees of the present and former external auditors of the Company. To that effect, the Committee must pre-approve any hiring of current or former partners and employees of the current or former external auditors.
8. Ensure that the external auditors always report to the Audit Committee and the board as representatives of the shareholders.

9. The Audit Committee always has direct lines of communication with the external auditors and the responsible person of the internal auditing.
10. The Audit Committee holds separate meetings with management and the external auditors at least once a year or more often as appropriate.

Composition of the Audit Committee

The Audit Committee is currently composed of three independent directors, namely Messrs. Roger Desrosiers (Chairman), Roger Longpré and Mrs. Josée Goulet.

Financial Literacy

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the Board of Directors of various insurance companies and is a member of the Consulting Board of Telus Quebec Inc. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City. During his career, Mr. Desrosiers developed an expertise in auditing large public companies and therefore, as an accountant engaged in auditing or reviewing an issuer's financial statements, he has an understanding of generally accepted accounting principles and financial statements. Mr. Desrosiers has also acted as lead partner and as audit partner of an audit engagement team and has actively supervised the audit, review, analysis or evaluation of financial statements for various clients. These financial statements presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Desrosiers has also, through his experience, the ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimate, accruals and reserves. In addition, Mr. Desrosiers has acquired an understanding of internal controls and procedures for financial reporting through his experience as director of accounting and in performing audit engagements. Finally, Mr. Desrosiers is the Chairman of the Audit Committee of several companies and therefore has an understanding of audit committee functions.

Roger Longpré. Mr. Longpré has a bachelor's degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance. He spent the first thirteen years of his career in the field of corporate lending with gradually increasing responsibilities in various managerial positions for a Canadian bank, for a subsidiary of Citigroup and for the Swiss-owned Credit Suisse First Boston Canada. His primary role as a lender was to analyse, structure and conclude financings for private and publicly traded corporations of all sizes. In doing so, he closely scrutinized financial statements on a regular basis and questioned management thereon. He has developed an understanding of accounting principles through his experience in performing extensive financial statement analysis or evaluation. He has also evaluated a company's internal controls and procedures for financial reporting. For the past eighteen years, Mr. Longpré has been acting as a consultant in the areas of mergers and acquisitions and of corporate finance. He was employed from 1986 to 1994 as a partner in charge of the financial consulting practice by the audit firm Raymond, Chabot, Grant, Thornton where he directly supervised a team of some 25 professionals operating in the fields of business valuation, financial engineering, litigation, financial modeling, corporate finance, mergers and acquisitions, grants and subsidies, etc. During this time, he analyzed and evaluated financial statements that presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. During the last twelve years, he has been active as founder and president of Mergerac Inc., a private investment bank specializing in mergers and acquisitions and in corporate finance. During his career, Mr. Longpré has been instrumental in concluding numerous business transactions including several with very sophisticated financial structures. He has an in-depth knowledge of financial instruments and practices and he keeps abreast of all new financial market developments.

Josée Goulet. Mrs. Goulet graduated in electrical engineering from École Polytechnique in 1985 and was awarded an MBA in marketing and strategy from McGill University in 1990. She joined Bell Canada in May 1985 and held

various positions in engineering, sales, marketing, customer service and business unit management. While carrying out her many mandates, Mrs. Goulet was able to put her finance, accounting and engineering knowledge into practice. She was called on to solve and manage complex financial problems related to project and business management. After advancing quickly in the company, where she acquired knowledge and experience in income generation, cost control and customer service, Mrs. Goulet was appointed President of Bell Distribution Inc. in 1999, in charge of Bell and Bell Mobility retail stores, where she used her financial and managerial skills to rectify the precarious situation facing the Bell/BCE division. In 2000-2001, she became the President of Bell ActiMedia, an independent division of BCE in charge of the Yellow Pages in Canada and in 7 other countries. Mrs. Goulet implemented a crisis management and diversification program within the company, which was facing intense competition at the time but nevertheless needed to maintain performance levels. As a result of Mrs. Goulet's actions, the company's objectives were reached. In October 2001, she became the President of Bell Quebec, a major division of Bell, where she was in charge of all of Bell's sales, marketing and operational activities in Quebec for consumers, SMEs and major companies. The organization had several thousands of employees and hundreds of thousands of clients and it generated over $3 billion in income. Mrs. Goulet's responsibilities also included Bell Quebec's financial results. During her career, Ms. Goulet has also taken several financial management training seminars, namely at the Wharton School of the University of Pennsylvania (1995) and Université de Montréal (HEC 2002), in order to perfect her financial knowledge. Mrs. Goulet also sits on the Boards of Directors of École Polytechnique (audit committee), the Canadian Air Transport Security Agency, where she puts her various strategic, financial and managerial skills into practice. Given her wide array of management experiences and her skills in engineering, sales, marketing, finance and management, as well as the experience she has gained on other Boards, Mrs. Goulet understands the scope of the functions performed by an audit committee.

The Board of Directors of the Company has determined that Messrs. Desrosiers, Longpré and Mrs. Goulet are "financially literate" in accordance with *Multilateral Instrument 52-110 Audit Committees* applicable in Canada. In addition, it has determined that Mr. Desrosiers is an "audit committee financial expert" in accordance with the U.S. *Sarbanes-Oxley Act* and the rules of the U.S. Securities and Exchange Commission enacted there under.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 30, 2006, our management and our external auditors reported that these internal controls were effective. By issuing this report at that date, we have complied with legal and regulatory requirements prior to the implementation date set for our Company by the Canadian and American regulatory authorities.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Policy on the Approval of Non-audit Services

At its meeting held on March 16, 2004, the Audit Committee adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

A copy of the policy and procedures on the pre-approval of non-audit services by the Company's auditors may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Code of Ethics for CEO, CFO and Senior Financial Officers

At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. *Sarbanes–Oxley Act* ("SOX") and the applicable rules of the U.S. Securities and Exchange Commission.

A copy of the Code of ethics for the CEO, CFO and senior financial officers may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Whistle-Blowing Policy

During fiscal 2005, the Audit Committee approved in accordance with the Canadian securities laws and with the U.S. *Sarbanes–Oxley Act* and the applicable rules of the U.S. Securities and Exchange Commission a whistle-blowing policy with respect to complaints on accounting and auditing matters of the Company with the objective to:

- Establish procedures for the receipt, retention and treatment of complaints and/or concerns received regarding accounting, internal accounting controls or auditing matters;
- Establish procedures for the confidential, anonymous submission by employee of concerns regarding questionable accounting or auditing matters; and
- Establish mechanisms in order to ensure that no retaliations or punitive measures taken against an employee if the complaint was taken based on facts, in good faith and was not intended to cause prejudice to a person or in view of gaining any personal advantages.

Auditors Fees

Raymond Chabot Grant Thornton LLP, chartered accountants, Montreal, have served as the Company's auditors since 1990. For the fiscal years ended on April 30, 2006 and April 24, 2005, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2006	2005
Audit Fees [1]	$ 916,920	$ 895 256
Audit-Related Fees [2]	$ 118,620	$ 55 984
Tax Fees [3]	Nil	Nil
All Other Fees	Nil	Nil
TOTAL	$ 1,035,540	$ 951 240

Notes:

(1) Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:
- attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
- consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
- preparation of a management letter;
- time incurred in connection with the audit of the income tax accrual; and
- services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions.

(2) Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:
- employee benefit plan audits;
- accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations;
- internal control reviews;

- assurance engagements that are not required by statute or regulation; and
- general advice on accounting standards.

(3) This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

   ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

   iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

   iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under i) to iii) above; or

b) at any other time, one copy of any of the documents referred to in i), ii) and iii) above, provided that the Company may require the payment of a reasonable fee if the request is not made by a title holder of the Company.

Additional information, including officers' and directors' remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 12, 2006 which was prepared for the 2006 annual meeting of shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 30, 2006 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com. The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

* * * * *

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 21.


Couche-Tard
RECEIVED

ALIMENTATION COUCHE-TARD INC.

PROXY
SOLICITED BY THE MANAGEMENT OF THE COMPANY
FROM HOLDERS OF CLASS A MULTIPLE VOTING SHARES
AND CLASS B SUBORDINATE VOTING SHARES

The undersigned holder of Class A Multiple Voting Shares and/or of Class B Subordinate Voting Shares of ALIMENTATION COUCHE-TARD INC. (the "**Company**"), hereby appoints Mr. Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of the Company, or failing him, Mr. Richard Fortin, Executive Vice-President and Chief Financial Officer of the Company, or failing him, Mr. Réal Plourde, Executive Vice-President and Chief Operating Officer of the Company, or instead of them : (*) ________________________ as nominee for the undersigned to attend, vote and act for the undersigned at the **annual general meeting of shareholders of the Company to be held at the Sheraton Hotel, Room Laval I in the Congress Center, 2440 Des Laurentides Highway, in the City of Laval, Province of Quebec, on Wednesday, September 6, 2006 at 11:00 a.m. (local time) (the "Meeting")**, and at any adjournment thereof, with full power of substitution and with all powers which the undersigned could exercise if personally present and with authority to vote or abstain from voting, as herein specified.

(*) The shareholder has the right to appoint a person, other than the person designated, to attend, vote and act for the shareholder and on the shareholder's behalf at the Meeting, and such right may be exercised by inserting the name of such other person in the space provided.

The said nominee is specifically directed to vote or withhold from voting as follows :

TO ELECT THE DIRECTORS RECOMMENDED BY MANAGEMENT	__	FOR
	__	WITHHOLD
TO APPOINT RAYMOND CHABOT GRANT THORNTON LLP AS AUDITORS AND AUTHORIZE THE BOARD TO FIX THEIR REMUNERATION	__	FOR
	__	WITHHOLD

The shares represented by this proxy will be voted as specified. However, if no such specification is made in respect of any matter, this proxy shall be deemed to grant authority to vote FOR each matter not so specified.

Management of the Company knows of no amendment or variation to the matters identified in the notice, nor of any other matter to be discussed other than those identified in the notice. However, this proxy confers discretionary authority upon the persons named therein to vote on any such amendments or variations or other matters.

Please sign exactly as the name appears hereon and in which the shares are registered. If the shareholder is a corporation, please affix the corporate seal. If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed to the shareholder.

Dated ______________________________

____
Signature of shareholder

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL

ALIMENTATION COUCHE-TARD INC.

The Annual General Meeting (the "**Meeting**") of the shareholders of Alimentaiton Couche-Tard Inc. (the "**Company**") will be held at the Laval I, at the Congress Centre of the Hotel Sheraton Laval, located at 2440 Des Laurentides Highway, in the City of Laval, Province de Québec, on **Wednesday, September 6, 2006, at 11:00 a.m.** (local time)

CERTIFICATE OF MAILING

I the undersigned, Claire Girard, by the present certify that :

1. I am an authorized officer of Computershare Trust Company of Canada, a trust company duly incorporated, having its head office at 1500 University Street, Montreal.

2. The Computershare Trust Company of Canada is the Transfer Agent and Registrar for the Class B Subordinate Voting Shares and Class A Multiple Voting Shares of the Capital Stock of **ALIMENTATION COUCHE-TARD INC.**

3. On July 28, 2006, the following documents were mailed to the address of all registered shareholders and intermediaries of the issuing company of record July 10, 2006:

A) Notice of Meeting and Information Circular;
B) Proxy Form;
C) Request for Financial Reports;
D) Return Envelope.

4. On July 28, 2006, the following document was mailed to the address of the shareholders who have requested to be added on the company mailing list as at July 10, 2006 :

- Annual Report 2006.

Montréal, this third (3rd) day of the month of August, two thousand six (2006).

COMPUTERSHARE TRUST COMPANY OF CANADA
Tel. : 1 (800) 341-1419

By : (Signed) Claire Girard
Authorized Officer

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 22.

Couche-Tard

1600, St-Martin Blvd East, Tower B, Suite 200
Laval, Québec H7G 4S7

VIA SEDAR

September 8, 2006

Report of Voting Results
pursuant to section 11.3 of National instrument 51-102
***Continuous Disclosure Obligations* ("NI 51-102")**

Following the general annual meeting of shareholders of Alimentation Couche-Tard Inc. (the "**Company**") held on September 6, 2006 (the "**Meeting**"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

ITEM VOTED UPON	VOTING RESULT
1. Election of Directors	• The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Appointment of Raymond Chabot Grant Thornton as the Company's auditors	• Raymond Chabot Grant Thornton were appointed as the Company's auditors by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction we remain,

Yours truly,

ALIMENTATION COUCHE-TARD INC.
per :

Sylvain Aubry
Corporate Secretary

Tel: (450) 662-6632, ext. 4619
Fax: (450) 662-6633
sylvain.aubry@couche-tard.com

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 23.

RECEIVED
2006 OCT 23 A 5:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2 Date of Material Change

September 25, 2006

Item 3 News Release

The material change was disclosed in a press release dated September 25, 2006 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR as of this date.

Item 4 Summary of Material Change

Alimentation Couche-Tard Inc. announces the refinancing of its secured senior term and revolving credit facilities.

Item 5 Full Description of Material Change

The new credit facilities are unsecured, will be available at significantly lower interest rates and on more flexible conditions and will provide additional borrowing availability for working capital and general corporate purposes.

The credit facilities have been arranged by a group of lenders lead by National Bank of Canada with, among others, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Caisse de dépôt et placement du Québec and Bank of America. The credit facilities consist of unsecured revolving facilities of US$500 million with an initial term of 5 years that could be extended each year to its initial 5-year term at the request of the Company with the consent of the lenders.

On a pro-forma basis, the credit facilities would have reduced the Company's annual financing costs by at least US$ 2 million.

Item 6 Reliance on subsection 7.1(2) or (3) of *National Instrument 51-102*

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to the undersigned using the same telephone number.

Item 9 Date of Report

September 29, 2006

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) *Sylvain Aubry*

Name: Sylvain Aubry
Title: Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2 Date of Material Change

October 5, 2006

Item 3 News Release

The material change was disclosed in a press release dated October 5, 2006 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4 Summary of Material Change

Alimentation Couche-Tard Inc. announces that it has, through an indirect wholly owned subsidiary, Circle K Stores Inc., signed agreements to purchase 236 sites from Shell Oil Products US and its affiliate Motiva Enterprises LLC.

Item 5 Full Description of Material Change

Should the transaction close as expected, the company evaluates that these assets would add approximately 340 million gallons in motor fuel volume sales and approximately US$120 million in merchandise sales and contribute to its earnings on an annualized basis. This transaction is expected to close before the end of the 2006 calendar year and is subject to standard regulatory approvals and closing conditions. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time. Internal available cash dollars will be used for the transaction along with the company's revolving term credit facilities.

The 236 sites currently operate under the Shell banner and are located in Bâton Rouge (22), Denver (71), greater Memphis area (16), Orlando (28), Southwest Florida (46) and Tampa (53). Of the 236 sites acquired, 175 are company-operated, 49 are operated by dealers and 12 have a motor fuel supply agreement. In the case of the 49 dealers, we will continue to own (25) or lease (24) the premises and will supply motor fuel to the sites. As for the 12 sites, we have no control over the real-estate but will continue to supply motor fuel. The company-operated sites will be reimaged Circle K and will continue to sell Shell motor fuel pursuant to supply agreements signed with Shell and Motiva. In addition to station and supply contract sales, the agreements provide for the conversion of approximately 250 existing Circle K sites to the Shell brand in these and other US markets. Under these arrangements, the convenience stores will remain Circle K branded while the fuels offering will become Shell branded. Pursuant to these agreements, the company would buy the land and buildings for 200 locations and assume 24 leased sites.

The company plans to invest an aggregate amount of approximately US$ 45 million over the next five years, of which US$ 25 million will be invested within the first 18 months to either raise and rebuild or renovate the stores at such sites in accordance with Circle K standards.

Item 6 Reliance on subsection 7.1(2) or (3) of *National Instrument 51-102*

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to the undersigned using the same telephone number.

Item 9 Date of Report

October 5, 2006

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) *Sylvain Aubry*

Name: Sylvain Aubry
Title: Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Alimentation Couche-Tard Inc.
1600 St-Martin Blvd. East
Tower B, Suite 200
Laval, Quebec H7G 4S7

Item 2 Date of Material Change

August 3, 2007

Item 3 News Release

The material change was disclosed in a press release dated August 3, 2007 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4 Summary of Material Change

Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program.

Item 5 Full Description of Material Change

Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program, authorizing the Company to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). The average daily trading volume for the 6-month period preceding July 27, 2007, represents 8,001 Class A multiple voting shares and 534,247 Class B subordinate voting share. In accordance with the requirements of the Toronto Stock Exchange, a maximum daily repurchase of 25% of these averages may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis. If market conditions permit, the Company presently anticipates that it will acquire up to 2,808,765 Class A multiple voting shares and up to 7,332,066 Class B subordinate voting shares, which numbers represent approximately 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares issued and outstanding as of July 27, 2007.

The Company may purchase Class A multiple voting shares and Class B subordinate voting shares on the open market through the facilities of The Toronto Stock Exchange, from time to time, over the course of twelve months commencing August 8, 2007 and ending on August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

Item 6 Reliance on subsection 7.1(2) or (3) of *National Instrument 51-102*

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number reproduced above.

Item 9 Date of Report

August 3, 2007

ANNEX A

Point 24.



RECEIVED
2006 JUN 23 A 5:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

A year of strong internal growth for Couche-Tard

The Company exceeds its IMPACT program implementation, expansion-by-acquisition and store opening objectives

---

- **For the fourth quarter of fiscal year 2006, net earnings decreased by 1.2%** to US$32.1 million or US$0.15 per share on a diluted basis. By excluding non-recurring items and items for which Couche-Tard has little or no control, **net earnings would have been US$36.7 million**[1] **or US$0.18 per share on a diluted basis, up 35.9%** compared with the net earnings of the fourth quarter of the previous year (adjusted based on the effective annual income tax rate of 2005).
- **For fiscal year 2006, revenues increased by 26.4%** or US$2.12 billion to US$10.16 billion.
- **For fiscal year 2006, net earnings rose 26.4%** to US$196.2 million or US$0.94 per share on a diluted basis.
- Couche-Tard **confirms** the **effectiveness of its controls over financial reporting as at April 30, 2006** thus conforming to legal and regulatory requirements **prior to** the applicable implementation date set by Canadian and American regulatory authorities.
- Couche-Tard continues to post a solid financial position, with **cash of US$331.5 million** as at April 30, 2006, **shareholders' equity of US$966.0 million**, up 31.8%, and a **net interest-bearing debt to total capitalization ratio** of 0.17:1[2], compared with 0.28:1 the previous year.
- ***Expansion and differentiation*: Couche-Tard acquired 73 Company-operated stores, 27 affiliated stores, opened another 78 and implemented its IMPACT program in 446 stores** in North America, well exceeding the objectives set for the fiscal year. Subsequent to fiscal year-end, the Company closed the acquisition of 90 stores in the States of Georgia and Alabama and signed an agreement to acquire 24 others in Louisiana (June 2006).

ATD.A, ATD.B / TSX

Laval, July 12, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the 13-week period (fourth quarter) and the 53-week fiscal year ended April 30, 2006.

"The fiscal year was very satisfying considering it was highlighted by solid internal growth and a significant increase in our consolidated merchandise and service gross margins which rose to 33.4%. Same-store motor fuel volume on a 52-week basis grew by 6.0% in the United States and by 2.8% in Canada. It should be pointed out that the increase in motor fuel gross margin had a total positive impact of US$11.6 million on our operating income, net of the higher electronic payment modes related expense generated by the rise in retail prices of motor fuel. Our fiscal 2006 performance attests to the effectiveness of our targeted marketing strategies and business model in both the U.S. and Canada. We accelerated the implementation of our IMPACT program, a true profit and growth driver for our stores, while taking advantage of outstanding opportunities to acquire small complementary networks in several strategic markets," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

---

(1) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.
(2) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders' equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Change in Reporting Currency

Since the first quarter of fiscal 2006, Couche-Tard has reported its financial results and financial position in United States dollars (US dollars) and accordingly, its Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the Cumulative translation adjustments account in the Shareholders' equity. The functional currency of the Company and the functional currencies of each of its subsidiaries remain unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars.

Exchange Rate Data

The US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt. The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	13 and 12-week periods ended		53 and 52-week periods ended	
	April 30, 2006	April 24, 2005	**April 30, 2006**	April 24, 2005
	13 weeks	12 weeks	**53 weeks**	52 weeks
Average for period [1]	**0.8695**	0.8125	**0.8417**	0.7779
Period end	**0.8945**	0.8098	**0.8945**	0.8098

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Reporting Cycle

The Company's 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks.

13-Week Period Ended April 30, 2006

Motor Fuel Price Volatility

The average retail price of motor fuel in Couche-Tard's U.S. markets amounted to $2.48 per gallon for the 13-week period ended April 30, 2006 compared with $2.07 per gallon for the 12-week period ended April 24, 2005. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. Although motor fuel gross margins can be volatile from one quarter to the next, they generally even out on an annual basis. For each of the last four quarters commencing with the first quarter of fiscal 2006, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 14.86¢, 17.05¢, 17.63¢ and 10.96¢ per gallon respectively – with a weighted average of 15.14¢ per gallon for 2006 compared with 14.17¢ per gallon for 2005. Net of electronic payment modes related expense, these same gross margins were 11.88¢[1], 13.55¢[1], 14.39¢[1] and 7.65¢ per gallon, with a weighted average of 11.88¢ per gallon for 2006 compared with 11.52¢ per gallon for 2005. The motor fuel gross margin for the U.S. Company-operated stores was 10.96¢ per gallon (7.65¢ per gallon, net of electronic payment modes related expense) for the fourth quarter of this year compared with 11.26¢ per gallon (8.51¢ per gallon, net of electronic payment modes related expense) for the same period last year. For the fourth quarter of the current year, this decrease in the motor fuel gross margin had a negative impact of $1.6 million on Couche-Tard's operating income (positive

(1) Restated following improvements in analysis and available data.

impact of $0.2 million including the effect of the increase in the gross margin on motor fuel revenues in Company-operated stores in Canada). Including the increase in electronic payment modes related expense, excluding volume effect, the negative impact is $4.6 million ($2.9 million including the results of Company-operated stores in Canada).

Results of Operations

The following table highlights certain information regarding Couche-Tard's operations for the 13 and 12-week periods ended April 30, 2006 and April 24, 2005 and for the 53 and 52-week periods ended April 30, 2006 and April 24, 2005:

(In millions of US dollars, unless otherwise stated)	13 and 12-week periods ended		53 and 52-week periods ended	
	April 30, 2006	April 24, 2005	**April 30, 2006**	April 24, 2005
	13 weeks	12 weeks	**53 weeks**	52 weeks
Statement of Operations Data:				
Merchandise and service revenues [1]:				
Canada	**338.4**	280.8	**1,426.7**	1,239.5
United States	**700.7**	598.4	**2,812.0**	2,564.7
Total merchandise and service revenues	**1,039.1**	879.2	**4,238.7**	3,804.2
Motor fuel revenues				
Canada	**217.4**	157.4	**873.7**	664.8
United States	**1,382.4**	925.1	**5,044.9**	3,567.8
Total motor fuel revenues	**1,599.8**	1,082.5	**5,918.6**	4,232.6
Total revenues	**2,638.9**	1,961.7	**10,157.3**	8,036.8
Merchandise and service gross profit [1]:				
Canada	**116.8**	95.6	**483.1**	415.7
United States	**238.2**	194.2	**932.3**	834.9
Total merchandise and service gross profit	**355.0**	289.8	**1,415.4**	1,250.6
Motor fuel gross profit:				
Canada	**16.1**	11.8	**63.6**	51.3
United States	**60.5**	49.6	**312.5**	255.9
Total motor fuel gross profit	**76.6**	61.4	**376.1**	307.2
Total gross profit	**431.6**	351.2	**1,791.5**	1,557.8
Operating, selling, administrative and general expenses	**347.6**	282.5	**1,352.9**	1,214.7
Depreciation and amortization of property and equipment and other assets	**26.8**	21.6	**106.9**	83.9
Operating income	**57.2**	47.1	**331.7**	259.2
Financial expenses	**8.5**	7.4	**34.0**	30.7
Earnings before income taxes	**48.7**	39.7	**297.7**	228.5
Income taxes	**16.6**	7.2	**101.5**	73.3
Net earnings	**32.1**	32.5	**196.2**	155.2
Other Operating Data:				
Merchandise and service gross margin [1]:				
Consolidated	**34.2%**	33.0%	**33.4%**	32.9%
Canada	**34.5%**	34.0%	**33.9%**	33.5%
United States	**34.0%**	32.5%	**33.2%**	32.6%
Growth of same-store merchandise revenues on a 12-week basis for the quarter and on a 52-week basis for the year [2][5]:				
Canada	**4.3%**	3.3%[6]	**3.9%**	2.6%[6]
United States	**4.6%**	6.6%[6]	**5.2%**	10.4%[6]
Motor fuel gross margin:				
Canada (Cdn cents per litre)	**5.11**	4.60	**5.00**	4.61
United States (US cents per gallon) [3]	**10.96**	11.26	**15.14**	14.17
Volume of motor fuel sold [4]:				
Canada (millions of litres)	**361.4**	313.9	**1,509.6**	1,413.5
United States (millions of gallons)	**559.5**	450.6	**2,116.1**	1,858.1
Growth of same-store motor fuel volume on a 12-week basis for the quarter and on a 52-week basis for the year [5]:				
Canada	**4.1%**	7.4%[6]	**2.8%**	6.6%[6]
United States	**5.8%**	4.5%[6]	**6.0%**	6.3%[6]
Per share data				
Basic net earnings per share (dollars per share)	**0.16**	0.16	**0.97**	0.77
Diluted net earnings per share (dollars per share)	**0.15**	0.16	**0.94**	0.75
Dividends paid on common shares (Cdn dollars per share)	**0.025**	-	**0.05**	-
Balance Sheet Data				
Total assets	**2,369.2**	1,995.7	**2,369.2**	1,995.7
Interest bearing debt	**524.1**	530.9	**524.1**	530.9

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2) Does not include services and other revenues (as described in footnote 1). Growth in Canada is calculated based on Canadian dollars.
(3) For Company-operated stores only.
(4) Includes volumes of franchisees and dealers.
(5) Since the first quarter of fiscal 2006, growth in both merchandise revenues and motor fuel volumes are reported on a same-store basis.
(6) For both comparative periods, growth in merchandise revenues and motor fuel volumes are reported on an average per store basis to be constant with the Company's prior practices. Growth in the United States excludes the Circle K acquisition.

13-Week Period Ended April 30, 2006 Compared to the 12-Week Period Ended April 24, 2005

The following table highlights certain information regarding the movement of Couche-Tard's stores during the 13-week period ended April 30, 2006:

	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	3,605	1,304	4,909
Acquired	32	19	51
Opened	22	33	55
Closed	(25)	(7)	(32)
Converted into affiliated stores	(2)	2	-
Number of stores, end of period	3,632	1,351	4,983

During the quarter, Couche-Tard also implemented its IMPACT program in 182 Company-operated stores for a total of 446 in 2006. As a result, 47.6% of the Company-operated stores have now been converted to the IMPACT program. The continuation of the implementation of the IMPACT program will allow Couche-Tard considerable potential for future internal growth.

All of the Company-operated stores that were closed did not have the potential to meet Couche-Tard's contribution expectations. Most of these stores were part of the Circle K network acquired December 17, 2003.

For the 13-week period ended April 30, 2006, Couche-Tard achieved **revenues** of $2.64 billion, compared with $1.96 billion for the same period in fiscal 2005, an increase of 34.5% or $677.2 million. The Company recorded 78.9% of its revenues in the United States, compared with 77.7% in the fourth quarter last year.

In the United States, growth of same-store merchandise revenues (on a 12-week standardized basis) was 4.6% while it was 4.3% **in Canada**. In both the U.S. and Canada, this growth is partially due to the results from investment in the Company's IMPACT program conversions, as well as the results from the launch of new products that were well received by customers and from the implementation of its pricing strategies on certain product categories. In Canada, the growth was negatively affected by growing smuggling on tobacco products.

In the United States, the growth of same-store motor fuel volume (on a 12-week standardized basis) was 5.8% in the fourth quarter of 2006 while it was 4.1% **in Canada**, which reflects the positive impact, in both the U.S. and Canada, of certain pricing strategies. Growth in Canada also reflects the positive consumer response in Ontario to the rebranding of several motor fuel locations, which now operate under Mac's in addition to a strong economy in Western Canada.

Gross profit grew by 22.9% or $80.4 million to $431.6 million, compared with $351.2 million for the same quarter last year. This increase is mainly due to higher sales overall and higher gross margins on merchandise and service, offset by lower motor fuel margins.

- **The consolidated merchandise and service gross margin** was 34.2%, up from 33.0% in the same period last year. The gross margin **in the United States** was 34.0%, up from 32.5% in the fourth quarter of the previous year, whereas **in Canada**, it was 34.5%, up from 34.0% for the fourth quarter of 2005. In both the U.S. and Canada, the increase in gross margin is due to improvements in purchasing terms, improved product mix as well as the launch of new products that were well received by customers and that generated higher margins.

- **The motor fuel gross margin** decreased to 10.96¢ per gallon, **in the United States**, compared with 11.26¢ per gallon in the fourth quarter of the previous year, whereas it increased to Cdn5.11¢ per litre **in Canada**, from Cdn4.60¢ per litre for the corresponding period of the previous year. These changes primarily reflect the volatile nature of the motor fuel business and the Company's selective pricing strategy implemented in certain areas of the U.S. and Canada to stimulate sales volume.

Operating, selling, administrative and general expenses increased by $65.1 million or 23.0% over the fourth quarter of the previous year. This includes an increase of $6.0 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses increased by 1.3%. This increase is primarily due to the recognition of a non-recurring charge of $5.0 million relating to penalties for the termination of two contracts governing the operation of automatic teller machines in some Company-operated U.S. stores. The termination of these contracts will allow Couche-Tard to operate the automatic teller machines in these stores itself and to increase their contribution.

Depreciation and amortization of property and equipment and other assets increased by $5.2 million to $26.8 million in the fourth quarter of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005 and 2006.

Operating income of $57.2 million for the fourth quarter of fiscal 2006 increased by 21.4%, or $10.1 million, over the $47.1 million earned in the same period of the previous fiscal year.

Financial expenses of $8.5 million were up by $1.1 million or 14.9% over the same period last year due to a general increase in interest rates. The average interest rate applied to borrowings rose to 7.8% compared with 6.1% for the same quarter of the previous year. Interest rate swaps entered into in March 2004 increased financial expenses by $0.8 million compared with a decrease of $0.7 million in the fourth quarter of fiscal 2005. In addition, financial expenses were reduced in the fourth quarter of this year by $2.6 million of interest income earned from the investing of excess cash compared with $1.0 million in the fourth quarter of the previous year.

Income taxes increased by $9.4 million, to $16.6 million, primarily due to increased pre-tax earnings as well as a rate adjustment, in the fourth quarter of 2005, in order to adjust the income taxes for the year based on the annual rate.

Net earnings stood at $32.1 million or $0.16 per share ($0.15 per share on a diluted basis), compared with $32.5 million or $0.16 per share ($0.16 per share on a diluted basis), which represents a decrease of 1.2%. By applying the effective annual tax rate in effect for 2005 (32.08%) to earnings of the fourth quarter of 2005, the net earnings for this quarter would have been $27.0 million or $0.13 per share on a diluted basis. In addition, net earnings in the fourth quarter of 2006 were affected by the following items, presented net of income tax:

Net earnings for the 4th quarter of 2006, as presented	Negative impact related to the increase in electronic payment modes related expense (1)	Negative impact related to non-recurring termination fees (2)	Negative impact related to the increase in the effective tax rate (3)	Positive impact related to changes in the exchange rate (4)	Positive impact related to the 13th week of the 4th quarter of 2006	Net earnings for the fourth quarter of 2006, adjusted (5)
$32.1 million	$4.0 million	$3.3 million	$1.0 million	($1.0) million	($2.7) million	$36.7 million

(1) Related to the increase in the retail price and sales volume of motor fuel.
(2) Recognition of a non-recurring charge relating to penalties for the termination of certain contracts.
(3) Impact of the increase in the effective tax rate, which was 34.09% in the fourth quarter of this year compared with 32.08% for fiscal year 2005.
(4) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(5) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.

Thus, by taking into account all of these factors for which the nature is non-recurring or for which the Company has little or no control, **net earnings for the fourth quarter of 2006 would have been $36.7 million ($0.18 per share on a diluted basis), which represents an increase of 35.9%** compared with the net earnings of the fourth quarter of the previous year (adjusted based on the effective annual income tax rate of 2005).

Principal Cash Flows for the 13-Week Period Ended April 30, 2006

Net cash provided by operating activities amounted to $143.6 million in the 13-week period ended April 30, 2006, compared with net cash provided by operating activities of $185.2 million in the 12-week period ended April 24, 2005. This represents a decrease of $41.6 million, which is primarily due to changes in non-cash working capital in the fourth quarter of 2005. The change in non-cash working capital was primarily attributable to temporary differences related to the payment of accounts payable. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of property and equipment and other assets and future income taxes amounted to $70.4 million[(1)] (or $0.35 per share [(1)]), up $1.8 million or 2.6% from the $68.6 million (or $0.34 per share) generated during the 12-week period ended April 24, 2005.

Net cash used in investing activities for the 13-week period ended April 30, 2006 amounted to $158.5 million, including an amount of $37.2 million to acquire 34 Company-operated stores and 19 affiliated stores in the U.S. At the closing date, two Company-operated stores were closed. Net cash used in investing activities amounted to $94.6 million for the 12-week period ended April 24, 2005, including $35.4 million for the acquisition of 28 sites in the U.S. Investment in property and equipment amounted to $102.0 million, compared with $79.8 million for the 12-week period ended April 24, 2005. These capital expenditures were primarily related to the implementation of the Company's IMPACT program, investment in new stores and the replacement of equipment in some stores. Cash generated from sale and leaseback transactions amounted to $5.4 million in the 13-week period ended April 30, 2006, compared with $18.1 million for the corresponding period in 2005.

(1) These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Net cash used by financing activities amounted to $6.0 million for the 13-week period ended April 30, 2006. This amount was allocated to the repayment of long-term debt of $1.7 million and to a $4.3 million dividend payment to shareholders. In the same period of the previous year, net cash of $0.2 million was used, essentially for the repayment of the debt of $1.2 million, offset by the $0.9 million of proceeds from the issue of shares on exercise of stock options.

53-Week Period Ended April 30, 2006

Fiscal Year Highlights

Business Acquisitions
During fiscal 2006, Couche-Tard made the following business acquisitions:

- effective March 14, 2006: 34 Company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area (Indiana, U.S.), from Shell Oil Products US. At the closing date, two Company-operated stores were closed.;
- effective December 14, 2005: 16 Company-operated stores operating under the Winners banner (New Mexico, U.S.), from Conway Oil Company and Conway Estate Company;
- effective December 8, 2005: 18 Company-operated stores and 8 affiliated stores, all operating under the BP banner in the Memphis area (Tennessee, U.S.), from BP Products North America, Inc.;
- effective November 3, 2005: seven Company-operated stores operating under the Fuel Mart banner (Ohio, U.S.), from Ports Petroleum Co.

Couche-Tard expects those 73 Company-operated stores and 27 affiliated stores to represent additional annual sales of approximately $341.0 million and to contribute to its net earnings on an annual basis.

These four acquisitions were carried out for a total cash consideration of $91.6 million, financed using the Company's available cash. The net assets acquired include $4.6 million in working capital, $81.4 million in property and equipment, $2.0 million in trademarks and licences, $1.3 million in other assets, $3.9 million in goodwill and $1.6 million in deferred credits and other liabilities. Most of the goodwill related to the transactions is deductible for tax purposes.

Dividends
On November 15, 2005, the Company's Board of Directors adopted a quarterly dividend policy of Cdn0.025$ per share on Class A multiple voting shares and Class B subordinate voting shares (the shares). Following the adoption of this dividend policy, the Board of Directors declared and approved quarterly dividends of Cdn0.025$ per share for both second and third quarters of fiscal 2006. Subsequent to year end, the Board of Directors declared and approved a quarterly dividend of Cdn0.025$ per share for the fourth quarter of fiscal 2006, payable July 31, 2006.

Internal Controls
The Company maintains a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. It undertakes ongoing evaluations of the effectiveness of internal controls over financial reporting and implements control enhancements, when appropriate. As at April 30, 2006, the Company's management and external auditors reported that these internal controls were effective. By issuing this report at that date, Couche-Tard has complied with legal and regulatory requirements prior to the implementation date set for the Company by the Canadian and American regulatory authorities.

The Company also maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in the MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Franchises and Licenses

During fiscal 2006, Couche-Tard entered into an agreement with ConocoPhillips Company resulting in the addition of 75 new franchises operating under the Circle K banner in the Western United States, which will bring the total to 251 franchises operated by ConocoPhillips Company and 672 franchises in the entire North American network. Also during fiscal 2006, the Company decided not to renew the agreement with the license holder of 800 stores operated in Taiwan under the Circle K banner since there was no agreement on renewal conditions. Overall, the impact of these events on the Company's financial position and operating results will not be significant.

Hurricanes

During 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $16.7 million, which will result in a net claim of about $13.0 million. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $2.0 million in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

In total, 163 sites were affected to various degrees, 15 of which are still closed as of today. Of these sites, management expects that approximately 13 will remain permanently closed because they did not have the potential to meet the Company's contribution expectations, while the other two should reopen in fiscal year 2008. As at April 30, 2006, and from the date of occurrence of those events, Couche-Tard estimates that it has lost approximately 5,500 store-days.

As part of the Company's risk management process, management has decided not to renew its insurance coverage for material damage related to hurricanes. This decision is based on the fact that the renewal conditions proposed by the insurance companies were considered to be unacceptable from an economic perspective. In fact, based on the proposals received, the Company would have had to assume most of the risk. In addition, management believes that the Company has the financial strength and available funds to absorb the risk. This decision will be reviewed and re-evaluated on a regular basis in light of changing market conditions.

Motor Fuel Price Volatility

The average retail price of motor fuel in Couche-Tard's U.S. markets amounted to $2.40 per gallon in fiscal 2006, compared with $1.94 per gallon in fiscal 2005. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. In fiscal 2006, this increase in the motor fuel gross margin had a positive impact of $19.7 million on Couche-Tard's operating income ($25.3 million including Company-operated stores in Canada). Net of the increase in electronic payment modes related expense, excluding volume effect, the positive impact is $7.2 million ($11.6 million including Company-operated stores in Canada).

53-Week Period Ended April 30, 2006 Compared to the 52-Week Period Ended April 24, 2005

The following table highlights certain information regarding the movement of the Company's stores during the 53-week period ended April 30, 2006:

	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	3,581	1,264	4,845
Acquired	73	27	100
Opened	78	119	197
Closed	(91)	(68)	(159)
Converted into Company-operated stores	1	(1)	-
Converted into affiliated stores	(10)	10	-
Number of stores, end of period	3,632	1,351	4,983

All of the Company-operated stores that were closed did not have the potential to meet Couche-Tard's contribution expectations. Most of these stores were part of the Circle K network acquired December 17, 2003.

For the 53-week period ended April 30, 2006, Couche-Tard achieved **revenues** of $10.16 billion, compared with $8.04 billion in fiscal 2005, a significant increase of 26.4% or $2.12 billion. The Company recorded 77.4% of its revenues in the United States, compared with 76.3% in the previous fiscal year.

In the United States, growth of same-store merchandise revenues (on a 52-week standardized basis) was 5.2% over the prior year while it was 3.9% **in Canada**. In both the U.S. and Canada, this growth reflects the results from investment in its IMPACT program conversions as well as the efforts made by implementing new pricing strategies on certain product categories and by modifying the product mix. In the U.S., the increase in tobacco tax in some regions also contributed to the growth while in Canada, growing smuggling on tobacco products had a negative impact.

In the United States, the growth of same-store motor fuel volume (on a 52-week standardized basis) was 6.0% while it was 2.8% **in Canada**. The growth in the U.S. in part reflects the positive impact of certain pricing strategies, partially offset by the shortage of motor fuel in certain regions in the second and third quarters of 2006 due to the hurricanes. In addition, in both the U.S. and Canada, growth was negatively affected by pressure on consumer spending caused by the sharp increase in retail pump prices.

Gross profit grew by 15.0% or $233.7 million to $1.79 billion, compared with $1.56 billion for the previous year. This increase is mainly due to higher sales overall and higher margins on merchandise and service revenues and on motor fuel revenues in both Canada and the U.S.

- **The consolidated merchandise and service gross margin** was 33.4%, up from 32.9% in the previous fiscal year. The gross margin **in the United States** was 33.2%, up from 32.6% in the previous year. **In Canada**, it was 33.9% compared with 33.5% for fiscal 2005. In both U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of Couche-Tard's IMPACT program in an increasing number of stores are behind the increase in gross margin. However, the increase in gross margin in the United

States and Canada was also affected by the Company's pricing strategies on certain product categories designed to increase volume.

- **The motor fuel gross margin** increased to 15.14¢ per gallon **in the United States** from 14.17¢ per gallon in the previous year, whereas **in Canada**, it also increased, reaching Cdn5.00¢ per litre compared with Cdn4.61¢ per litre in the previous year. These increases primarily reflect the volatile nature of the motor fuel business, partially offset by the Company's selective pricing strategies implemented in certain areas of the U.S. to increase sales volume and by strong competition in some regions.

Operating, selling, administrative and general expenses increased by $138.2 million or 11.4% over the previous fiscal year. This includes an increase of $20.8 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained unchanged despite the recognition of a non-recurring charge of $5.0 million relating to the termination of certain contracts governing the operation of automatic teller machines in some of the Company's stores in the United States. Not including this non-recurring charge, operating, selling, administrative and general expenses would have decreased by 0.1% as a percentage of merchandise and service revenues, reflecting the effectiveness of Couche-Tard's operating model.

Depreciation and amortization of property and equipment and other assets increased by 27.4% to $106.9 million in fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005 and 2006.

Operating income of $331.7 million for fiscal 2006 increased by 28.0%, or $72.5 million, over the $259.2 million earned in the previous fiscal year.

Financial expenses of $34.0 million were up by $3.3 million or 10.7% over last year due to a general increase in interest rates. The average interest rate applied to the Company's borrowings rose to 7.0% compared with 5.2% for fiscal 2005. Interest rate swaps entered into in March 2004 increased financial expenses by $1.3 million compared with a decrease of $5.6 million for fiscal 2005. In addition, financial expenses were reduced by $8.1 million of interest income earned from the investing of excess cash compared with $2.2 million in the previous year.

Income taxes increased by $28.2 million or 38.5%, to $101.5 million, primarily due to increased pre-tax earnings. The increase in the effective income tax rate by approximately 2.0% is attributable to changes made to the apportionment of taxable income among the various jurisdictions that have different income tax rates.

Net earnings increased by $41.0 million or 26.4%, to $196.2 million or $0.97 per share ($0.94 per share on a diluted basis), compared with $155.2 million or $0.77 per share ($0.75 per share on a diluted basis) in the previous year. Net earnings for 2006 were affected by the following items, presented net of income tax:

Net earnings for 2006, as presented	Negative impact related to the increase in electronic payment modes related expense (1)	Negative impact related to non-recurring termination fees (2)	Positive impact related to the increase in motor fuel margins (3)	Negative impact related to the increase in the effective tax rate (4)	Positive impact related to changes in the exchange rate (5)	Positive impact related to the 53rd week of 2006	Net earnings for 2006, adjusted (6)
$196.2 million	$13.7 million	$3.3 million	($16.7) million	$6.0 million	($4.0) million	($2.7) million	$195.8 million

(1) Related to the increase in the retail price and sales volume of motor fuel..
(2) Recognition of a non-recurring charge relating to penalties for the termination of certain contracts governing the operation of automatic teller machines in some stores in the United States.
(3) Increase in the motor fuel gross margins for Company-operated stores.
(4) Impact of the increase in the effective tax rate, which was 34.09% for this year compared with 32.08% for fiscal year 2005.
(5) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(6) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.

Thus, by taking into account all of these factors for which the nature is non-recurring or for which the Company has little or no control, net earnings for fiscal 2006 would have been $195.8 million ($0.94 per share on a diluted basis), which represents an increase of 26.2% compared with the net earnings for the previous year.

Principal Cash Flows for the 53-Week Period Ended April 30, 2006

Net cash provided by operating activities amounted to $401.5 million in fiscal 2006, compared with $316.1 million in fiscal 2005. This represents an increase of $85.4 million, which is primarily due to the increase in net earnings of $41.0 million and the receipt of income taxes receivable. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of property and equipment and other assets and future income taxes amounted to $324.3 million [1] (or $1.61 per share [1]), an increase of $66.0 million or 25.6% over the $258.3 million (or $1.28 per share) generated during last fiscal year.

Net cash used in investing activities for the year ended April 30, 2006 amounted to $316.8 million, including an amount of $91.6 millions for the acquisition of 73 Company-operated stores and 27 affiliated stores in the U.S. Net cash used in investing activities amounted to $223.6 millions in fiscal 2005, including $69.6 millions for the acquisition of 49 sites in the U.S. Capital expenditures amounted to $245.3 million, compared with $182.8 million for the previous year. This amount was primarily allocated for the implementation of the Company's IMPACT program, investment in new stores and the replacement of equipment in some stores. Cash generated from sale and leaseback transactions amounted to $36.2 million in fiscal 2006 compared with $19.9 million in the prior year.

Net cash used in financing activities amounted to $15.4 million for fiscal 2006, including repayment of long-term debt of $6.9 million, a $8.7 million dividend payment to shareholders and the receipt of $0.2 million in cash from the issue of shares on exercise of stock options. In fiscal 2005, net cash of $3.2 million was generated, essentially from the $9.3 million of proceeds from the issue of shares on exercise of stock options, which was offset by the repayment of long-term debt of $6.3 million.

[1] These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Financial Position as at April 30, 2006

Couche-Tard's **total consolidated assets** of $2.37 billion as at April 30, 2006 increased by $373.5 million compared with the previous year. The following items primarily represent the change:

- an increase of $202.1 million in property and equipment attributable to capital investments in 2006;
- an increase of $78.8 million in cash and cash equivalents, which amounted to $331.5 million as at April 30, 2006;
- an increase of $26.6 million in credit and debit cards receivable generated by higher motor fuel revenues;
- an increase of $21.2 million in motor fuel inventory attributable to higher crude oil prices on the global market.

Shareholders' equity of $966.0 million as at April 30, 2006 increased by $232.8 million resulting mainly from net earnings of $196.2 million in addition to the increase in cumulative translation adjustments for fiscal 2006. The increase in cumulative translation adjustments was generated by significant exchange rate fluctuations. The **net interest-bearing debt to total capitalization ratio** stood at 0.17:1[(1)], versus 0.28:1 as at April 24, 2005.

Events Subsequent to April 30, 2006

Acquisitions

On June 12, 2006, Couche-Tard finalized the transaction with Spectrum Holding, Inc. regarding the acquisition of 90 stores operating under the Spectrum banner in the States of Georgia and Alabama in the United States. The transaction was carried out for a cash consideration of $130.0 million, financed using the Company's available cash.

The Company expects that the 90 new stores will represent additional annual revenues of approximately $325.0 million and that they will contribute to net earnings on an annual basis.

In addition, also on June 12, 2006, Couche-Tard signed an agreement with Moore Oil Company, LLC in order to acquire a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana in the U.S. Of the 24 stores, six are operated by the company, 17 are operated by independent store operators and one store is currently under construction. If the transaction is completed as expected in July 2006, the Company anticipates that these stores will contribute to its operating income on an annual basis.

[(1)] This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders' equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Income Taxes

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec regarding amendments to the Taxation Act and other legislative provisions. As a result, an unusual retroactive income tax expense of approximately $9.8 million, excluding other associated expenses, will be recognized in the first quarter of fiscal 2007. This modification will not have a significant impact on the effective income tax rate of the Company in the future.

Outlook

"We achieved an outstanding performance in 2006, ending the year with a good liquidity level. We believe that our financial strength and the allocation of our financial resources provide us with fundamentals for the sustained successful implementation of our operating strategies. During fiscal 2007, we will further focus on innovation and the launch of new products and services. We will continue to invest capital in our existing store base with a target of converting approximately 500 stores under our IMPACT program and adding approximately 100 new Company-operated store locations through new store development and small acquisitions. We anticipate that about 50 stores will be closed or converted into affiliated stores, including 28 from the Circle K store network. We therefore plan to invest a net amount of approximately $300.0 million in property and equipment. While recognizing that growth in earnings is also dependent on various external factors, including the impact of the foreign exchange rate, motor fuel gross margin and electronic payment modes related expenses, we are confident and optimistic about our growth opportunities for fiscal 2007," concluded Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable as a publicly traded company in its business sector. The Company currently operates a network of 4,983 convenience stores, 3,085 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 37,000 people work at Couche-Tard's executive offices and throughout the network in North America.

-30 -

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on July 12, 2006 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial **1-800-814-4862** a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Wednesday, July 12, 2006 from 4:30 p.m. until Wednesday, July 19, 2006 at 11:59 p.m. by dialing **1-877-289-8525 — access code 21194022 followed by the # key.** Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of US dollars (Note 1), except per share amounts, unaudited)

For the periods ended	13 weeks April 30, 2006	12 weeks April 24, 2005	53 weeks April 30, 2006	52 weeks April 24, 2005
	$	$	$	$
Revenues	**2,638.9**	1,961.7	**10,157.3**	8,036.8
Cost of sales	**2,207.3**	1,610.5	**8,365.8**	6,479.0
Gross profit	**431.6**	351.2	**1,791.5**	1,557.8
Operating, selling, administrative and general expenses	**347.6**	282.5	**1,352.9**	1,214.7
Depreciation and amortization of property and equipment and other assets	**26.8**	21.6	**106.9**	83.9
	374.4	304.1	**1,459.8**	1,298.6
Operating income	**57.2**	47.1	**331.7**	259.2
Financial expenses	**8.5**	7.4	**34.0**	30.7
Earnings before income taxes	**48.7**	39.7	**297.7**	228.5
Income taxes	**16.6**	7.2	**101.5**	73.3
Net earnings	**32.1**	32.5	**196.2**	155.2
Net earnings per share (Note 4)				
Basic	**0.16**	0.16	**0.97**	0.77
Diluted	**0.15**	0.16	**0.94**	0.75
Weighted average number of shares (in thousands)	**202,038**	201,832	**202,030**	201,342
Weighted average number of shares – diluted (in thousands)	**208,183**	207,249	**207,662**	206,362
Number of shares outstanding at end of period (in thousands)	**202,040**	201,970	**202,040**	201,970

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

(in millions of US dollars, unaudited (Note 1))

For the periods ended	53 weeks April 30, 2006	52 weeks April 24, 2005
	$	$
Balance, beginning of period	**5.6**	3.2
Stock-based compensation (Note 6)	**3.8**	2.5
Fair value of stock options exercised	-	(0.1)
Balance, end of period	**9.4**	5.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of US dollars, unaudited (Note 1))

For the periods ended	53 weeks April 30, 2006	52 weeks April 24, 2005
	$	$
Balance, beginning of period	**317.5**	162.3
Net earnings	**196.2**	155.2
	513.7	317.5
Dividends	**(8.7)**	-
Balance, end of period	**505.0**	317.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited (Note 1))

For the periods ended	**13 weeks April 30, 2006**	12 weeks April 24, 2005	**53 weeks April 30, 2006**	52 weeks April 24, 2005
	$	$	**$**	$
Operating activities				
Net earnings	**32.1**	32.5	**196.2**	155.2
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**26.9**	19.0	**99.2**	75.0
Future income taxes	**6.9**	17.0	**26.8**	26.4
Loss on disposal of property and equipment and other assets	**4.5**	0.1	**2.1**	1.7
Deferred credits	**3.6**	4.5	**15.2**	13.5
Other	**8.3**	(3.4)	**4.8**	(1.7)
Changes in non-cash working capital	**61.3**	115.5	**57.2**	46.0
Net cash provided by operating activities	**143.6**	185.2	**401.5**	316.1
Investing activities				
Purchase of property and equipment	**(102.0)**	(79.8)	**(245.3)**	(182.8)
Business acquisitions	**(37.2)**	(35.4)	**(91.6)**	(69.6)
Temporary investments	**(21.0)**	-	**(21.0)**	-
Proceeds from sale and leaseback transactions	**5.4**	18.1	**36.2**	19.9
Increase in other assets	**(3.7)**	(1.8)	**(7.0)**	(6.5)
Proceeds from disposal of property and equipment and other assets	**-**	5.5	**15.9**	20.5
Liabilities assumed on business acquisitions	**-**	(1.2)	**(4.0)**	(5.1)
Net cash used in investing activities	**(158.5)**	(94.6)	**(316.8)**	(223.6)
Financing activities				
Dividends paid	**(4.3)**	-	**(8.7)**	-
Repayment of long-term debt	**(1.7)**	(1.2)	**(6.9)**	(6.3)
Issuance of shares, net of share issue expenses	**-**	0.9	**0.2**	9.3
Increase in long-term debt, net of financing costs	**-**	0.1	**-**	0.2
Net cash provided by (used in) financing activities	**(6.0)**	(0.2)	**(15.4)**	3.2
Effect of exchange rate fluctuations on cash and cash equivalents	**3.0**	(2.3)	**9.5**	3.2
Net increase(decrease) in cash and cash equivalents	**(17.9)**	88.1	**78.8**	98.9
Cash and cash equivalents, beginning of period	**349.4**	164.6	**252.7**	153.8
Cash and cash equivalents, end of period	**331.5**	252.7	**331.5**	252.7
Supplemental information:				
Interest paid	**2.7**	2.6	**36.8**	30.3
Income taxes paid	**10.9**	6.5	**42.2**	110.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in millions of US dollars (Note 1))

	As at April 30, 2006 (unaudited)	As at April 24, 2005 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	**331.5**	252.7
Temporary investments	**21.4**	-
Accounts receivable	**153.0**	109.7
Income taxes receivable	**0.7**	31.6
Inventories	**322.3**	295.4
Prepaid expenses	**15.2**	10.0
Future income taxes	**18.9**	17.2
	863.0	716.6
Property and equipment	**1,014.1**	812.0
Goodwill	**245.8**	224.9
Trademarks and licenses	**175.4**	172.5
Deferred charges	**28.2**	30.7
Other assets	**42.1**	37.4
Future income taxes	**0.6**	1.6
	2,369.2	1,995.7
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**681.8**	609.6
Current portion of long-term debt	**8.0**	7.0
Future income taxes	**0.1**	0.1
	689.9	616.7
Long-term debt	**516.1**	523.9
Deferred credits and other liabilities	**127.2**	89.6
Future income taxes	**70.0**	32.3
	1,403.2	1,262.5
Shareholders' equity		
Capital stock	**351.0**	350.8
Contributed surplus	**9.4**	5.6
Retained earnings	**505.0**	317.5
Cumulative translation adjustments	**100.6**	59.3
	966.0	733.2
	2,369.2	1,995.7

The accompanying notes are an integral part of the consolidated financial statements.

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 24, 2005. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 Annual Report (the 2005 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

As at April 25, 2005, the Company changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods. Under this method, for the Canadian and corporate operations, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the Cumulative translation adjustments account in the Shareholders' equity. The functional currencies of the Company and each of its subsidiaries remain unchanged.

2. ACCOUNTING CHANGES

Non-monetary transactions

On June 1, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1, 2006 have to be measured at fair value unless:

- the transaction lacks commercial substance;
- the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;
- neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or
- the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have a material impact on the Company's consolidated financial statements.

Accounting for property and equipment and lease accounting

During fiscal year 2005, the Company undertook a review of its depreciation and amortization policies for all of its property and equipment and of its lease accounting policies. Previously, the Company used the decreasing charge method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its property and equipment, the Company decided to change its accounting policy for depreciation and amortization of property and equipment to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years consolidated financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported consolidated financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in property and equipment of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease to the cumulative translation adjustments balance of $0.7. For the year ended April 24, 2005, the impact on net earnings is a decrease of $3.7 ($0.02 per share on a diluted basis).

3. BUSINESS ACQUISITION

Effective March 14, 2006, the Company purchased 34 Company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area of Indiana, United States, from Shell Oil Products US. At the closing date, two Company-operated stores were closed.

This acquisition was settled for a total cash consideration of $37.2 financed from the Company's available cash. The net assets acquired included working capital of $2.2, property and equipment of $31.1, goodwill of $2.9, other assets of $1.3 and deferred credits and other liabilities of $0.3. Most of the goodwill related to this transaction is deductible for tax purposes.

4. NET EARNINGS PER SHARE

	13-week period ended April 30, 2006			12-week period ended April 24, 2005		
	Net earnings	**Weighted average number of shares (in thousands)**	**Net earnings per share**	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		**$**	$		$
Basic net earnings attributable to Class A and B shareholders	**32.1**	**202,038**	**0.16**	32.5	201,832	0.16
Dilutive effect of stock options		**6,145**	**(0.01)**		5,417	-
Diluted net earnings available for Class A and B shareholders	**32.1**	**208,183**	**0.15**	32.5	207,249	0.16

	53-week period ended April 30, 2006			52-week period ended April 24, 2005		
	Net earnings	**Weighted average number of shares (in thousands)**	**Net earnings per share**	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		**$**	$		$
Basic net earnings attributable to Class A and B shareholders	**196.2**	**202,030**	**0.97**	155.2	201,342	0.77
Dilutive effect of stock options		**5,632**	**(0.03)**		5,020	(0.02)
Diluted net earnings available for Class A and B shareholders	**196.2**	**207,662**	**0.94**	155.2	206,362	0.75

A total of 170,000 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 13 and 53-week periods ended April 30, 2006. There are 465,000 stock options excluded from the calculation for the 12 and 52-week periods ended April 24, 2005.

5. CAPITAL STOCK

As at April 30, 2006, the Company has 56,388,652 (56,594,692 as at April 24, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,651,434 (145,375,660 as at April 24, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split all of its issued and outstanding Class A and B shares on a two-for-one basis. All share and per share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at April 30, 2006, 9,252,380 (8,745,400 as at April 24, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until March 10, 2016, at an exercise price varying from Cdn$2.38 to Cdn$24.27. Six series of stock options totaling 580,100 stock options at exercise prices ranging from Cdn$16.48 to Cdn$24.27 were granted since the beginning of the fiscal year.

For the 13 and 53-week periods ended April 30, 2006, the stock-based compensation costs amount to $0.8 and $3.8, respectively. For the 12 and 52-week periods ended April 24, 2005, the stock-based compensation costs amount to $0.6 and $2.5, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 3.92%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend rate of 0.45% (for stock options granted since the beginning of the third quarter).

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.65 (Cdn$7.72 as at April 24, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2005 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 13 and 53-week periods ended April 30, 2006, the Company's total net pension expense included in consolidated statements of earnings amount to $0.7 and $4.2, respectively. For the corresponding 12 and 52-week periods ended April 24, 2005, the expense is $0.5 and $3.9, respectively. The Company's pension plans are described in Note 21 of the consolidated financial statements presented in the 2005 Annual Report.

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	13-week period ended April 30, 2006			12-week period ended April 24, 2005		
	Canada	**United States**	**Total**	Canada	United States	Total
	$	**$**	**$**	$	$	$
External customer revenues [a]						
Merchandise and services	**338.4**	**700.7**	**1,039.1**	280.8	598.4	879.2
Motor fuel	**217.4**	**1,382.4**	**1,599.8**	157.4	925.1	1,082.5
	555.8	**2,083.1**	**2,638.9**	438.2	1,523.5	1,961.7
Gross Profit						
Merchandise and services	**116.8**	**238.2**	**355.0**	95.6	194.2	289.8
Motor fuel	**16.1**	**60.5**	**76.6**	11.8	49.6	61.4
	132.9	**298.7**	**431.6**	107.4	243.8	351.2

	53-week period ended April 30, 2006			52-week period ended April 24, 2005		
Property and equipment and goodwill [a]	464.2	795.7	1,259.9	407.2	629.7	1,036.9
	Canada	**United States**	**Total**	Canada	United States	Total
	$	**$**	**$**	$	$	$
External customer revenues [a]						
Merchandise and services	**1,426.7**	**2,812.0**	**4,238.7**	1,239.5	2,564.7	3,804.2
Motor fuel	**873.7**	**5,044.9**	**5,918.6**	664.8	3,567.8	4,232.6
	2,300.4	**7,856.9**	**10,157.3**	1,904.3	6,132.5	8,036.8
Gross Profit						
Merchandise and services	**483.1**	**932.3**	**1,415.4**	415.7	834.9	1,250.6
Motor fuel	**63.6**	**312.5**	**376.1**	51.3	255.9	307.2
	546.7	**1,244.8**	**1,791.5**	467.0	1,090.8	1,557.8

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. HURRICANES

During 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $16.7, which will result in a net claim of about $13.0. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $2.0 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

During 2005, certain areas of the Company's business in Florida experienced damages resulting from four hurricanes. Assets and leased properties that were damaged have a total replacement value of $23.5, which resulted in a net claim of about $16.6. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $15.9 in insurance proceeds. The Company considers that these hurricanes had no significant effect on the Company's financial position and operating results.

10. SUBSEQUENT EVENT

Business acquisitions

On June 12, 2006, the Company finalized, with Spectrum Holding, Inc., the acquisition of 90 sites operating under the Spectrum banner in the states of Georgia and Alabama, United States. This acquisition was settled for a total cash consideration of $130.0 financed from the Company's available cash.

On June 12, 2006, the Company signed an agreement with Moore Oil Company, LLC to acquire a network of 24 sites operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are operated by the company, 17 are operated by independent store operators and one is currently under construction. The transaction amount will be determined on closing.

Income taxes

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, an unusual retroactive income tax expense of approximately $9.8, excluding other associated expenses, will be recognized in first quarter of fiscal 2007. This modification will not have a significant impact on the effective income tax rate of the Company in the future.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.



RECEIVED
2006 AUG 23 A 5:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Couche-Tard announces its results for the first quarter of fiscal 2007

Solid growth in total revenues and in merchandise and service gross margins and continued expansion of the North American network

- **For the quarter ended July 23, 2006, net earnings amounted to US$44.6 million or US$0.21 per share on a diluted basis, a decline of US$9.5 million.** Excluding unusual items and those over which Couche-Tard has little control, **net earnings would have reached US$61.7[1] million or US$0.30 per share on a diluted basis,** up 14.0% over the net earnings of the first quarter of the previous year. These unusual factors include a retroactive income tax expense of US$9.9 million in the first quarter, following the adoption of Bill 15 by the Government of Quebec.
- **Revenues rose 30.9%** or US$674.8 million, to US$2.86 billion.
- **The merchandise and service gross margin increased by 1.0% and achieved 34.1%.**
- Couche-Tard's financial position remains sound with **cash of US$249.8 million** as at July 23, 2006, **shareholders' equity of US$998.8 million and a net interest-bearing debt to total capitalization ratio of 0.20:1[2].**
- ***Expansion and differentiation:*** Couche-Tard acquired 90 Company-operated stores, opened or built 53 affiliated stores and eight Company-operated stores and deployed its IMPACT program in 39 Company-operated stores in North America. Subsequent to the period, it acquired 24 Stop-n-Save stores in Louisiana and signed an agreement to acquire 24 Sparky's stores in west-central Florida and another agreement to acquire 54 Holland Oil/Close to Home stores in Ohio.

ATD.A, ATD.B / TSX

Laval, August 29, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the first quarter of fiscal 2007, i.e. the 12-week period ended July 23, 2006.

"The first quarter featured solid growth in total revenues and in merchandise and service gross margins, both in Canada and the United States, despite unfavorable weather during half of the quarter in some regions of Canada. Our innovation and product mix strategies made a substantial contribution to this growth. Net earnings for the period, which amounted to US$44.6 million, were affected by the negative impact of Bill 15 that resulted in an unusual and retroactive income tax expense of US$9.9 million in the first quarter, as well as by the negative impacts of the lower margin on motor fuel and higher electronic payment modes related expense. We continued to expand our network by acquiring 90 Spectrum stores on June 12, 2006. This was a very good acquisition in markets with strong potential and it contributed US$52.8 million to revenues for the

(1) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

(2) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

first six weeks in our U.S. Southeast market," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt. The following table provides information on exchange rates based upon the Bank of Canada's closing rates expressed in US dollars per Cdn$1.00:

	12-week periods ended	
	July 23, 2006	July 17, 2005
Average for period [1]	**0.8966**	0.8042
Period end	**0.8784**	0.8192

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Period

Business Acquisition

On June 12, 2006, Couche-Tard acquired 90 Company-operated stores from Spectrum Stores, Inc. and Spectrum Holding, Inc. (Spectrum) for a cash consideration of $139.9 million. These stores operate mainly under the Spectrum banner in the States of Alabama and Georgia (United States).

Growth of the Store Network

	Company-operated stores	**Affiliated stores**	**Total**
Number of stores, beginning of the quarter	3,632	1,351	4,983
Acquired	90	-	90
Opened / built	8	53	61
Closed	(11)	(9)	(20)
Converted to affiliated stores	(3)	3	-
Number of stores, end of the quarter	**3,716**	**1,398**	**5,114**

Deployment of the IMPACT program

During the quarter, Couche-Tard implemented its IMPACT program in 39 Company-operated stores. This means that 47.4% of its Company-operated stores have now been converted to the IMPACT program, providing excellent scope for future internal growth. The slight decline in this ratio compared to the information released on April 30, 2006 is attributable to stores acquired during the quarter that have not yet been renovated.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard's operations for the 12-week periods ended July 23, 2006 and July 17, 2005:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			
	July 23, 2006	July 17, 2005	Change	
Statement of Operations Data:				
Merchandise and service revenues [1]:				
United States	705.5	653.3	52.2	8.0%
Canada	387.7	337.4	50.3	14.9%
Total merchandise and service revenues	1,093.2	990.7	102.5	10.3%
Motor fuel revenues:				
United States	1,520.7	1,009.9	510.8	50.6%
Canada	243.2	181.7	61.5	33.8%
Total motor fuel revenues	1,763.9	1,191.6	572.3	48.0%
Total revenues	2,857.1	2,182.3	674.8	30.9%
Merchandise and service gross profit [1]:				
United States	237.2	212.9	24.3	11.4%
Canada	135.4	115.0	20.4	17.7%
Total merchandise and service gross profit	372.6	327.9	44.7	13.6%
Motor fuel gross profit:				
United States	70.3	67.6	2.7	4.0%
Canada	15.4	13.3	2.1	15.8%
Total motor fuel gross profit	85.7	80.9	4.8	5.9%
Total gross profit	458.3	408.8	49.5	12.1%
Operating, selling, administrative and general expenses	339.4	298.0	41.4	13.9%
Depreciation and amortization of property and equipment and other assets	27.8	22.7	5.1	22.5%
Operating income	91.1	88.1	3.0	3.4%
Net earnings	44.6	54.1	(9.5)	(17.6%)
Other Operating Data:				
Merchandise and service gross margin[1]:				
Consolidated	34.1%	33.1%	1.0%	
United States	33.6%	32.6%	1.0%	
Canada	34.9%	34.1%	0.8%	
Growth of same-store merchandise revenues [2] [3]:				
United States	4.7%	5.6%		
Canada	2.9%	5.2%		
Motor fuel gross margin:				
United States (cents per gallon) [3]	13.60	14.86	(1.26)	(8.5%)
Canada (Cdn cents per litre)	4.75	4.76	(0.01)	(0.2%)
Volume of motor fuel sold [4]:				
United States (millions of gallons)	534.9	467.4	67.5	14.4%
Canada (millions of litres)	361.7	348.0	13.7	3.9%
Growth of same-store motor fuel volume [3]:				
United States	3.6%	10.3%		
Canada	3.4%	5.1%		
Per Share Data:				
Basic net earnings per share (dollars per share)	0.22	0.27	(0.05)	(18.5%)
Diluted net earnings per share (dollars per share)	0.21	0.26	(0.05)	(19.2%)

	July 23, 2006	April 30, 2006	Change	
Financial position:				
Total assets	2,422.1	2,369.2	52.9	2.2%
Interest-bearing debt	522.3	524.1	(1.8)	(0.3%)
Shareholders' equity	998.8	966.0	32.8	3.4%
Ratios:				
Net interest-bearing debt/total capitalization [5]	0.20:1	0.15:1		
Net interest-bearing debt/EBITDA [6]	0.56:1[7]	0.39:1		

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3) For Company-operated stores only.
(4) Includes volumes of franchisees and dealers.
(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(7) This ratio is standardized over one year. It includes the results of the first quarter for the fiscal year that will end on April 29, 2007 as well as the results of the second, third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results and Financial Position for the First Quarter of fiscal year 2007

Results of Operations

Revenues amounted to $2.9 billion for the 12-week period ended July 23, 2006, up 30.9% or $674.8 million of which $52.8 million is attributable to the Spectrum acquisition.

The growth in merchandise and service revenues was $102.5 million or 10.3%, of which $40.0 million is related to the 11.5% appreciation of the Canadian dollar compared with the US dollar. **In the United States, growth of same-store merchandise revenues** was 4.7%, while it was 2.9% **in Canada**. The cigarettes, beverages and food services categories recorded the most significant increases, with combined growth of $55.0 million. Energy drinks and water posted the sharpest increase in the beverage category. With an increasing number of beer caves in the U.S. markets, this category was also able to record constant growth in sales. The Company also continues to benefit from its pricing and product mix strategies, as well as the ongoing implementation of the IMPACT program throughout its network. Nevertheless, poor weather in Canada during six weeks of the quarter slowed sales to a certain degree.

Motor fuel revenues increased by 48.0% or $572.3 million of which $324.8 million is attributable to a higher average retail price at the pump in United States and Canada Company-operated stores, as presented in the following table (starting with the second quarter of the fiscal year ended April 30, 2006):

Quarter	2nd	3rd	4th	1st	Weighted average
53-week period ended July 23, 2006					
United States (US dollars per gallon)	2.62	2.33	2.30	**2.86**	2.51
Canada (Cdn cents per litre)	95.65	84.61	88.63	**96.08**	90.82
52-week period ended July 17, 2005					
United States (US dollars per gallon)	1.86	1.91	2.07	**2.18**	2.00
Canada (Cdn cents per litre)	76.53	73.79	78.60	**82.79**	77.68

In the United States, growth in same-store motor fuel volume was 3.6% in the first quarter of fiscal 2007 while it was 3.4% **in Canada**. These increases mainly reflect the selective pricing strategies implemented by the Company in certain regions of the United States to stimulate sales, which was partially offset by the volatile nature of the motor fuel business and strong competition in some regions.

The merchandise and service gross margin was 34.1%, an increase of 1.0% over the 33.1% for the same quarter of fiscal 2006. The merchandise and service gross margin **in the United States** was 33.6%, also up 1.0% over the 32.6% for the same quarter last year. **In Canada,** it was 34.9% compared with 34.1% for the first quarter of fiscal 2006, an increase of 0.8%. In both Company's U.S. and Canadian markets, improvements in purchasing terms, changes in product mix with a focus on higher-margin items, the launch of new products that were well received by customers and generated higher margins, as well as the implementation of the IMPACT program in an increasing number of stores are behind the increase in gross margin. However, the increase in merchandise and service gross margin in the United States and Canada was also affected by the Company's pricing strategies on certain product categories designed to increase volume.

In the United States, the motor fuel gross margin, for Company-operated stores, decreased to 13.60¢ per gallon compared to 14.86¢ per gallon in the corresponding quarter of the previous fiscal year. **In Canada**, the motor fuel gross margin for the entire network was relatively stable, reaching Cdn4.75¢ per litre for the quarter ended July 23, 2006 compared with Cdn4.76¢ per litre for the quarter ended July 17, 2005. As it was stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of Couche-Tard Company-operated stores in the United States for the last four quarters, commencing with the second quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)

Quarter	2nd	3rd	4th	1st	Weighted average
53-week period ended July 23, 2006					
Before deduction of expenses related to electronic payment modes	17.05	17.63	10.96	**13.60**	14.82
After deduction of expenses related to electronic payment modes	13.55	14.39	7.65	**9.78**	11.36
52-week period ended July 17, 2005					
Before deduction of expenses related to electronic payment modes	12.44	16.30	11.26	**14.86**	13.90
After deduction of expenses related to electronic payment modes	9.89	13.61	8.51	**11.88**	11.16

For the first quarter of fiscal 2007, the motor fuel gross margin for the Company-operated stores in the U.S. fell $6.4 million (excluding the increase due to the rise in volume). Net of expenses related to electronic payment modes, the gross margin (excluding the increase due to the rise in volume) fell $10.7 million. However, these factors were offset by the positive impact of the increase in volume generated by the Company's pricing strategies in the U.S. amounting to approximately $9.0 million for its Company-operated stores.

Operating, selling, administrative and general expenses increased by 0.9% as a percentage of merchandise and service revenues. These costs were mainly affected by expenses related to electronic payment modes, which vary in line with motor fuel revenues, by higher salaries attributable, among other things, to labor shortages in certain regions, and by increasing number of fuel drive-offs resulting from the sharp rise in motor fuel prices.

Depreciation and amortization of property and equipment and other assets increased primarily because of investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in the Company's network.

Financial expenses were up $1.3 million compared to the quarter ended July 17, 2005. This change is mainly attributable to higher interest rates and the negative variance of $1.2 million related to interest rate swaps, offset by $2.2 million in interest income generated from the investing of the Company's excess cash.

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, Couche-Tard posted **an unusual retroactive income tax expense** of $9.9 million in the first quarter. Excluding the impact of Bill 15, the effective income tax rate for this quarter was 34.0 %. The effective income tax rate is affected by the growing impact of the increase in earnings before income taxes related to the Company's activities in the United States.

Net earnings were $44.6 million or $0.22 per share and $0.21 per share on a diluted basis, compared with $54.1 million or $0.27 per share and $0.26 per share on a diluted basis for the same quarter last year. Net earnings for the period were affected notably by the following factors over which the Company has little control:

(In millions of US dollars)	12-week period ended July 23, 2006
First quarter net earnings as reported	44.6
Negative impact related to Bill 15	9.9
Negative impact related to the decrease in motor fuel margin, after taxes [1]	4.2
Negative impact related to the increase in expense related to electronic payment modes, after taxes [2]	4.1
Positive impact related to the change in the exchange rate [3]	(1.1)
Adjusted first quarter net earnings [4]	61.7

(1) Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Taking these factors into account, net earnings for the quarter ended July 23, 2006 would have amounted to $61.7 million or $0.30 per share on a diluted basis, an increase of 14.0% over the net earnings of the quarter ended July 17, 2005.

Liquidity and Capital Resources

The capital expenditures and acquisitions realized during the first quarter were financed using the Company's excess cash. Couche-Tard is confident that it will be able to continue financing its capital expenditures and smaller acquisitions using excess cash provided by operating activities and the monetization of its real estate portfolio. Any major acquisition would be financed through a combination of additional debt, the monetization of its real estate portfolio and, as a last resort, issuing additional shares.

As at July 23, 2006, the Company's credit facilities were unused except for letters of credit totaling $15.5 million with respect to the U.S. facility and Cdn$0.9 million for the Canadian facility.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended		
	July 23, 2006	July 17, 2005	Change
Operating activities			
Cash flows[1]	**75.7**	78.4	(2.7)
Other	**17.1**	(19.5)	36.6
Net cash provided by operating activities	**92.8**	58.9	33.9
Investing activities			
Business acquisitions	**(139.9)**	-	(139.9)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(28.0)**	(32.4)	4.4
Proceeds from sale and leaseback transactions	**5.2**	16.8	(11.6)
Other	**(8.2)**	(0.3)	(7.9)
Net cash used in investing activities	**(170.9)**	(15.9)	(155.0)
Financing activities			
Repayment of long-term debt	**(1.9)**	(1.6)	(0.3)
Issuance of shares, net of share issue expenses	**-**	0.2	(0.2)
Net cash used in financing activities	**(1.9)**	(1.4)	(0.5)
Company credit rating			
Standard and Poor's	**BB**	BB-	
Moody's	**Ba1**	Ba2	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Activities

The cash provided by other elements is attributable to changes in the Company's non-cash working capital, which come mainly from the increase in income taxes payable, partially offset by the increase in inventories and accounts receivable.

Investing Activities

The Company's major investment during this quarter was the acquisition of 90 Spectrum stores in the United States. Capital expenditures are related primarily to the ongoing implementation of the IMPACT program throughout the network and the replacement of equipment in some stores to enhance the product and service offering.

Financing Activities

Couche-Tard repaid $1.9 million of its long-term debt during the first quarter of 2007.

Financial Position

As indicated by the indebtedness ratios presented in the "Selected Consolidated Financial Information" section and the net cash provided by operating activities, Couche-Tard continues to show an excellent financial position.

The rise in the Company's total assets mainly reflects the acquisition of 90 Spectrum stores, which increased property and equipment by $75.4 million, inventory by $23.1 million and goodwill by $39.0 million. These items were offset by the $81.7 million decrease in cash and cash equivalents also following the acquisition of these stores.

Summary of Quarterly Results

(In millions of US dollars, except per share data, unaudited)	12-week period ended July 23, 2006	53-week period ended April 30, 2006				Extract of the 52-week period ended April 24, 2005		
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks restated	12 weeks restated
Revenues	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2	1,840.3
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	118.9	84.0	128.2	115.6	110.8	68.7	92.6	84.3
Depreciation and amortization of property and equipment and other assets	27.8	26.8	33.4	24.0	22.7	21.6	26.4	18.8
Operating income	91.1	57.2	94.8	91.6	88.1	47.1	66.2	65.5
Financial expenses	8.5	8.5	10.8	7.5	7.2	7.4	10.3	6.6
Net earnings	44.6	32.1	54.5	55.5	54.1	32.5	36.3	38.3
Net earnings per share								
Basic	0.22 $	0.16 $	0.27 $	0.27 $	0.27 $	0.16 $	0.18 $	0.19 $
Diluted	0.21 $	0.15 $	0.26 $	0.27 $	0.26 $	0.16 $	0.18 $	0.19 $

Subsequent Events to July 23, 2006

Acquisitions

On August 24, 2006, Couche-Tard signed an agreement with Holland Oil Company to acquire 54 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in September 2006, the Company anticipates that these stores will contribute to its operating income on an annual basis. This transaction will be carried out using the Company's excess cash.

On August 21, 2006, Couche-Tard finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 million financed from the Company's excess cash.

On August 17, 2006, Couche-Tard signed an agreement with Sparky's Oil Company to acquire 24 company-operated stores operating under the Sparky's banner in West Central Florida, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in October 2006, the Company anticipates that these stores will contribute to its operating income on an annual basis. This transaction will be carried out using the Company's excess cash.

Contractual agreement

On August 25, 2006, the Company signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.

Outstanding shares and stock options

As at August 22, 2006, Couche-Tard had 56,185,812 Class A multiple voting shares and 145,862,474 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,299,780 outstanding stock options for the purchase of Class B subordinate voting shares.

Dividends

In line with the Company's dividend policy, the Board of Directors approved and declared a quarterly dividend of Cdn$0.025 per share for the fourth quarter of 2006, which was paid on July 31, 2006. Subsequent to the end of the first quarter of 2007, the Board of Directors approved and declared a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, payable on September 18, 2006.

Outlook

"Quality of management and cost control at every level of our organization remain a priority, along with innovation, deployment of our IMPACT program and the ongoing expansion of our network in strategic markets. As planned and announced, we will continue to invest over the coming periods to have our IMPACT program implemented in some 500 stores by the end of fiscal 2007, while closing current acquisitions and taking advantage of new expansion opportunities consistent with our growth objectives in our North American markets", Alain Bouchard indicated.

Profil

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable as a publicly traded company in its business sector. The Company currently operates a network of **5,114 convenience stores, 3,180 of which include motor fuel dispensing,** located in eight large geographic markets, including three in Canada covering seven provinces and territories and five which cover 23 American states. Approximately 38,000 people work at Couche-Tard's executive offices and throughout the network in North America.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on August 29, 2006 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial **1-800-814-4861** a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, August 29, 2006 from 4:30 p.m. until Tuesday, September 5, 2006 at 11:59 p.m. by dialing **1-877-289-8525 — access code 21200713 followed by the # key.** Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the 12-week periods ended	July 23, 2006	July 17, 2005
	$	$
Revenues	2,857.1	2,182.3
Cost of sales	2,398.8	1,773.5
Gross profit	458.3	408.8
Operating, selling, administrative and general expenses	339.4	298.0
Depreciation and amortization of property and equipment and other assets	27.8	22.7
	367.2	320.7
Operating income	91.1	88.1
Financial expenses	8.5	7.2
Earnings before income taxes	82.6	80.9
Income taxes (Note 3)	38.0	26.8
Net earnings	44.6	54.1
Net earnings per share (Note 4)		
Basic	0.22	0.27
Diluted	0.21	0.26
Weighted average number of shares (in thousands)	202,041	202,006
Weighted average number of shares – diluted (in thousands)	208,125	207,106
Number of shares outstanding at end of period (in thousands)	202,048	202,034

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 23, 2006	July 17, 2005
	$	$
Balance, beginning of period	9.4	5.6
Stock-based compensation (Note 6)	1.0	1.2
Balance, end of period	10.4	6.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 23, 2006	July 17, 2005
	$	$
Balance, beginning of period	505.0	317.5
Net earnings	44.6	54.1
	549.6	371.6
Dividends	(4.5)	-
Balance, end of period	545.1	371.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 23, 2006	July 17, 2005
	$	$
Operating activities		
Net earnings	**44.6**	54.1
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**25.0**	20.9
Future income taxes	**4.1**	2.4
Loss on disposal of property and equipment and other assets	**2.0**	1.0
Deferred credits	**5.0**	2.2
Other	**3.7**	0.2
Changes in non-cash working capital	**8.4**	(21.9)
Net cash provided by operating activities	**92.8**	58.9
Investing activities		
Business acquisition (Note 2)	**(139.9)**	-
Purchase of property and equipment	**(31.2)**	(33.1)
Proceeds from sale and leaseback transactions	**5.2**	16.8
Liabilities assumed on business acquisitions	**(5.0)**	-
Proceeds from disposal of property and equipment	**3.2**	0.7
Increase in other assets	**(3.2)**	(0.3)
Net cash used in investing activities	**(170.9)**	(15.9)
Financing activities		
Repayment of long-term debt	**(1.9)**	(1.6)
Issuance of shares, net of share issue expenses	**-**	0.2
Net cash used in financing activities	**(1.9)**	(1.4)
Effect of exchange rate fluctuations on cash and cash equivalents	**(1.7)**	0.5
Net (decrease) increase in cash and cash equivalents	**(81.7)**	42.1
Cash and cash equivalents, beginning of period	**331.5**	252.7
Cash and cash equivalents, end of period	**249.8**	294.8
Supplemental information:		
Interest paid	**17.1**	13.7
Income taxes paid	**3.7**	4.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 23, 2006 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	**249.8**	331.5
Temporary investments	**21.1**	21.4
Accounts receivable	**164.4**	153.0
Income taxes receivable	**-**	0.7
Inventories	**345.4**	322.3
Prepaid expenses	**13.4**	15.2
Future income taxes	**13.7**	18.9
	807.8	863.0
Property and equipment	**1,089.5**	1,014.1
Goodwill	**284.8**	245.8
Trademarks and licenses	**166.7**	175.4
Deferred charges	**26.6**	28.2
Other assets	**46.3**	42.1
Future income taxes	**0.4**	0.6
	2,422.1	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**680.9**	681.8
Income taxes payable	**33.5**	-
Current portion of long-term debt	**8.3**	8.0
Future income taxes	**0.1**	0.1
	722.8	689.9
Long-term debt	**514.0**	516.1
Deferred credits and other liabilities	**131.2**	127.2
Future income taxes	**55.3**	70.0
	1,423.3	1,403.2
Shareholders' equity		
Capital stock	**351.0**	351.0
Contributed surplus	**10.4**	9.4
Retained earnings	**545.1**	505.0
Cumulative translation adjustments	**92.3**	100.6
	998.8	966.0
	2,422.1	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer's sales.

2. BUSINESS ACQUISITION

Effective June 12, 2006, the Company purchased, from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 Company-operated stores operating, for the majority, under the Spectrum banner in the States of Alabama and Georgia in the United States.

This acquisition was settled for a total cash consideration of $139.9 financed using the Company's excess cash. The preliminary allocation of the purchase price of the acquisition described below was established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocation is subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocation is based on the estimated fair values on the date of the acquisition:

	$
Assets acquired	
Inventories	9.0
Property and equipment	92.2
Other assets	1.6
Total assets	102.8
Liabilities assumed	
Accounts payable and accrued liabilities	1.7
Deferred credits and other liabilities	3.2
Total liabilities	4.9
Net tangible assets acquired	97.9
Trademark	0.4
Goodwill	41.6
Total consideration paid, including direct acquisition costs	139.9

Most of the goodwill related to this transaction is deductible for tax purposes.

3. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

4. NET EARNINGS PER SHARE

	12-week period ended July 23, 2006			12-week period ended July 17, 2005		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	44.6	202,041	0.22	54.1	202,006	0.27
Dilutive effect of stock options		6,084	(0.01)		5,100	(0.01)
Diluted net earnings available for Class A and B shareholders	44.6	208,125	0.21	54.1	207,106	0.26

A total of 230,600 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 23, 2006. There are 925,100 stock options excluded from the calculation for the 12-week period ended July 17, 2005.

5. CAPITAL STOCK

As at July 23, 2006, the Company has 56,232,652 (56,594,692 as at July 17, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,815,634 (145,438,810 as at July 17, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 23, 2006, 9,299,780 (9,143,900 as at July 17, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12-week period ended July 23, 2006, the stock-based compensation costs amount to $1.0. For the 12-week period ended July 17, 2005, the stock-based compensation costs amount to $1.2.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.37%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend of Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at July 17, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 23, 2006, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.2. For the corresponding 12-week period ended July 17, 2005, the net expense is $1.0. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period ended July 23, 2006			12-week period ended July 17, 2005		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	705.5	387.7	1,093.2	653.3	337.4	990.7
Motor fuel	1,520.7	243.2	1,763.9	1,009.9	181.7	1,191.6
	2,226.2	630.9	2,857.1	1,663.2	519.1	2,182.3
Gross Profit						
Merchandise and services	237.2	135.4	372.6	212.9	115.0	327.9
Motor fuel	70.3	15.4	85.7	67.6	13.3	80.9
	307.5	150.8	458.3	280.5	128.3	408.8
Property and equipment and goodwill [(a)]	922.6	451.7	1,374.3	620.4	413.9	1,034.3

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.1, which will result in a net claim of about $13.2. The net book value of the damaged assets is lower than the net claim. As at July 23, 2006, the Company has received $4.3 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

10. SUBSEQUENT EVENTS

Business acquisitions

On August 24, 2006, the Company signed an agreement with Holland Oil Company to acquire 54 stores operating under the Holland Oil and Close to You banners in Ohio, United States. The transaction amount will be determined on closing.

On August 21, 2006, the Company finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 financed from the Company's available cash.

On August 17, 2006, the Company signed an agreement with Sparky's Oil Company to acquire 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States. The transaction amount will be determined on closing.

Contractual agreement

On August 25, 2006, the Company signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.



RECEIVED
2007 AUG 23 A 5:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Couche-Tard
Completes Debt Refinancing

ATD. A, ATD. B / TSX

Laval, September 25, 2006 — Alimentation Couche-Tard Inc. announces the refinancing of its secured senior term and revolving credit facilities. The new credit facilities are unsecured, will be available at significantly lower interest rates and on more flexible conditions and will provide additional borrowing availability for working capital and general corporate purposes

The credit facilities have been arranged by a group of lenders lead by National Bank of Canada with, among others, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Caisse de dépôt et placement du Québec and Bank of America. The credit facilities consist of unsecured revolving facilities of US$500 million with an initial term of 5 years that could be extended each year to its initial 5-year term at the request of the Company with the consent of the lenders.

"We are very pleased with the terms and conditions on which we were able to refinance our bank debt," indicated Richard Fortin, Executive Vice-President and Chief Financial Officer of Alimentation Couche-Tard Inc. "it demonstrates confidence in the Company's operations and financial condition".

On a pro-forma basis, the credit facilities would have reduced the Company's annual financing costs by at least US$ 2 million.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category as a publicly held company. Couche-Tard's network is currently comprised of 5,205 convenience stores, 3,244 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 38,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

-30-

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
Raymond Paré, Senior Director, Finance
Tel: (450) 662-3272

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe", "expect" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.



PRESS RELEASE

Couche-Tard Acquires 236 Sites from Shell

ATD. A, ATD. B / TSX

Laval, October 5, 2006 — Alimentation Couche-Tard Inc. announces that it has, through an indirect wholly owned subsidiary, Circle K Stores Inc., signed agreements to purchase 236 sites from Shell Oil Products US and its affiliate Motiva Enterprises LLC. Should the transaction close as expected, the company evaluates that these assets would add approximately 340 million gallons in motor fuel volume sales and approximately US$120 million in merchandise sales and contribute to its earnings on an annualized basis. This transaction is expected to close before the end of the 2006 calendar year and is subject to standard regulatory approvals and closing conditions. According to a confidentiality agreement between the parties, the purchase price cannot be disclosed at this time. Internal available cash dollars will be used for the transaction along with the company's revolving term credit facilities.

The 236 sites currently operate under the Shell banner and are located in Bâton Rouge (22), Denver (71), greater Memphis area (16), Orlando (28), Southwest Florida (46) and Tampa (53). Of the 236 sites acquired, 175 are company-operated, 49 are operated by dealers and 12 have a motor fuel supply agreement. In the case of the 49 dealers, we will continue to own (25) or lease (24) the premises and will supply motor fuel to the sites. As for the 12 sites, we have no control over the real-estate but will continue to supply motor fuel. The company-operated sites will be reimaged Circle K and will continue to sell Shell motor fuel pursuant to supply agreements signed with Shell and Motiva. In addition to station and supply contract sales, the agreements provide for the conversion of approximately 250 existing Circle K sites to the Shell brand in these and other US markets. Under these arrangements, the convenience stores will remain Circle K branded while the fuels offering will become Shell branded. Pursuant to these agreements, the company would buy the land and buildings for 200 locations and assume 24 leased sites.

The company plans to invest an aggregate amount of approximately US$ 45 million over the next five years, of which US$ 25 million will be invested within the first 18 months to either raise and rebuild or renovate the stores at such sites in accordance with Circle K standards.

"Strategically, these acquisitions would be excellent additions to our current network, while entering into a new market (Denver) and would efficiently complement the network expansion plans. Consistent with our development strategy, we selected these sites based on the following criteria: prime locations, potential for growth, quality of people and the

opportunity to expand our relationship with Shell Oil US," indicated Brian Hannasch, Senior Vice-President, Western North America.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category as a publicly held company. Couche-Tard's network is currently comprised of 5,205 convenience stores, 3,244 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 38,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

-30-

Source
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
Brian Hannasch, Senior Vice-President, Western North America
Tel: (812) 350-6735

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe", "expect" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.



RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Couche-Tard announces its results for the second quarter of fiscal 2007

Record revenues, margins and net earnings
Further expansion of the North American network

- **Net earnings amounted to US$74.7 million or US$0.37 per share (US$0.36 on a diluted basis), an increase of US$19.2 million or 34.6%** for the second quarter ended October 15, 2006.
- **Revenues grew by 15.4%** or US$367.8 million, to US$2.76 billion.
- **The consolidated merchandise and service gross margin reached 34.1%**, an appreciation of 1.0%.
- **The Company presents an excellent financial position as at October 15, 2006, with cash of US$140.9 million, shareholders' equity of US$1.07 billion and a net interest-bearing debt to total capitalization ratio of 0.27:1** [(1)].
- **Increase in the quarterly dividend** from $0.025 per share to $0.03 per share on Class A multiple voting shares and on Class B subordinate voting shares.
- **Network expansion: through acquisitions and constructions**, during the second quarter, Couche-Tard added 157 stores (87 Company-operated and 70 affiliated stores) to its network and closed 67 sites, bringing the total number of stores to 5,204 as at October 15, 2006. **The IMPACT program** was implemented in 119 stores in the second quarter – bringing the total to 158 sites since the beginning of fiscal 2007.

ATD.A, ATD.B / TSX

Laval, November 21, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the second quarter and the first half of fiscal 2007 which correspond to the 12-week and 24-week periods ended October 15, 2006.

"We achieved an excellent second quarter. We are pleased with our results, with the implementation of our IMPACT program and with our network developments, mainly driven by our acquisitions. First, I would like to point to the sustained improvement in our merchandise and service gross margins – which grew by 0.9% to 33.7% in the U.S. and by 1.4% to 35.0% in Canada, reflecting the benefits of our IMPACT program and of good purchasing conditions. Same-store merchandise revenues were also satisfactory, especially since last year we benefited from aggressive promotional campaigns in some markets, much more favorable weather conditions and an exceptional increase in revenues following the hurricanes in Florida and Gulf Coast Region last year. As for motor fuel, in Canada, the sharp decline in retail pump prices during the quarter led to a reduction in the second-quarter gross margin, whereas in the U.S., the motor fuel volume grew by 23.4%, reflecting the contribution of the stores acquired from Spectrum and the success of selective pricing strategies in some of our divisions. As for the U.S. motor fuel gross margin per gallon, it increased substantially by 21.6% in the second quarter. However, as we have already stated, the volatility in margins tends to stabilize on an annual basis," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

(1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt.

The following table provides information about exchange rates based upon the Bank of Canada closing rates expressed in US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended	
	October 15, 2006	October 9, 2005	**October 15, 2006**	October 9, 2005
Average for the period [1]	**0.8917**	0.8365	**0.8941**	0.8200
Period end	**0.8792**	0.8508	**0.8792**	0.8508

[1] Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Second Quarter of Fiscal 2007

Business acquisitions

On October 4, 2006, Couche-Tard finalized with Holland Oil Company, the acquisition of a network of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Of these 56 stores, two were closed on the day of the acquisition.

On August 21, 2006, Couche-Tard finalized with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, 11 will be operated by the Company and 13 will be operated by independent store operators.

These transactions were carried out for a cash consideration of $103.7 million, including inventories and related expenses.

Contractual agreements

On October 9, 2006, in order to manage its renewal risk for certain leased stores, Couche-Tard committed towards two of its landlords to acquire 52 properties on which the Company is currently operating an equivalent number of stores and for which the Company is committed under operating-leases. The amount of the transaction will be of approximately $61.0 million.

On October 5, 2006, Couche-Tard signed agreements with Shell Oil Products US and its affiliate, Motiva Enterprises LLC, to acquire a network of 236 stores operating under the Shell banner in the regions of Bâton Rouge, Denver, Memphis, Orlando, Tampa as well as in Southwest Florida, United States. Of the 236 stores, 175 are company-operated, 49 are operated by independent store operators and 12 have a motor fuel supply agreement. If the transaction is completed as expected in December 2006, Couche-Tard anticipates that these stores will contribute to its operating income on an annual basis. The transaction amount will be determined on closing.

On August 25, 2006, Couche-Tard signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area, Illinois, United States. The 31 stores will be re-imaged under the Circle K banner and will continue to sell Shell motor fuel.

Growth of the Store Network

	12-week period ended October 15, 2006			24-week period ended October 15, 2006		
	Company-operated stores	**Affiliated stores**	**Total**	**Company-operated stores**	**Affiliated stores**	**Total**
Number of stores, beginning of period	3,716	1,398	5,114	3,632	1,351	4,983
Acquired	67	13	80	157	13	170
Opened / built	20	57	77	28	110	138
Closed	(21)	(46)	(67)	(32)	(55)	(87)
Converted into affiliated stores	(2)	2	-	(5)	5	-
Number of stores, end of period	3,780	1,424	5,204	3,780	1,424	5,204

Deployment of the IMPACT program

During the second quarter, Couche-Tard implemented its IMPACT program in 119 Company-operated stores, bringing its annual total to 158. As a result, 49.3% of its Company-operated stores have now been converted to its IMPACT program, which gives it considerable flexibility for future internal growth.

New credit facility

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities. The new credit agreement consists of a renewable unsecured credit facility of a maximum amount of $500.0 million with an initial term of five years that can be extended each year to its initial five-year term at the request of the Company and with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0 million, also with the lenders consent.

Franchises and licenses

During the second quarter, Couche-Tard was informed by SSP Partners, owner of 318 stores operating under the Circle K banner in Texas, of their decision not to renew their license agreement. The parties could not agree on renewal terms. The current agreement expires on November 26, 2006. The impact on the Company's financial position and operating results will not be significant.

Dividends

On July 31, 2006, Couche-Tard paid out the dividend declared in the fourth quarter of fiscal 2006. In addition, in line with the Company's dividend policy, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, which was paid on September 18, 2006. With the aim to maintain the return on investment to the shareholders, the Board of Directors has adjusted upward the quarterly dividend to Cdn$0.03 per share from Cdn$0.025 per share for Class A multiple voting shares and for Class B subordinate voting shares and approved its payment for December 8, 2006.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard's operations for the 12-week and 24-week periods ended October 15, 2006 and October 9, 2005:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended		
	October 15, 2006	October 9, 2005	Change %	**October 15, 2006**	October 9, 2005	Change %
Statement of Operations Data:						
Merchandise and service revenues [1]:						
United States	**704.5**	646.6	9.0	**1,410.0**	1,299.9	8.5
Canada	**371.4**	343.8	8.0	**759.1**	681.2	11.4
Total merchandise and service revenues	**1,075.9**	990.4	8.6	**2,169.1**	1,981.1	9.5
Motor fuel revenues:						
United States	**1,451.8**	1,182.5	22.8	**2,972.5**	2,192.4	35.6
Canada	**232.0**	219.0	5.9	**475.2**	400.7	18.6
Total motor fuel revenues	**1,683.8**	1,401.5	20.1	**3,447.7**	2,593.1	33.0
Total revenues	**2,759.7**	2,391.9	15.4	**5,616.8**	4,574.2	22.8
Merchandise and service gross profit [1]:						
United States	**237.1**	212.3	11.7	**474.3**	425.2	11.5
Canada	**130.0**	115.4	12.7	**265.4**	230.4	15.2
Total merchandise and service gross profit	**367.1**	327.7	12.0	**739.7**	655.6	12.8
Motor fuel gross profit:						
United States	**112.3**	75.6	48.5	**182.6**	143.2	27.5
Canada	**12.9**	17.5	(26.3)	**28.3**	30.8	(8.1)
Total motor fuel gross profit	**125.2**	93.1	34.5	**210.9**	174.0	21.2
Total gross profit	**492.3**	420.8	17.0	**950.6**	829.6	14.6
Operating, selling, administrative and general expenses	**343.1**	305.2	12.4	**682.5**	603.2	13.1
Depreciation and amortization of property and equipment and other assets	**28.3**	24.0	17.9	**56.1**	46.7	20.1
Operating income	**120.9**	91.6	32.0	**212.0**	179.7	18.0
Net earnings	**74.7**	55.5	34.6	**119.3**	109.6	8.9
Other Operating Data:						
Merchandise and service gross margin [1]:						
Consolidated	**34.1%**	33.1%	1.0	**34.1%**	33.1%	1.0
United States	**33.7%**	32.8%	0.9	**33.6%**	32.7%	0.9
Canada	**35.0%**	33.6%	1.4	**35.0%**	33.8%	1.2
Growth of same-store merchandise revenues [2][3]:						
United States	**2.5%**	5.9%		**3.5%**	5.7%	
Canada	**0.9%**	4.4%		**1.8%**	4.8%	
Motor fuel gross margin:						
United States (cents per gallon) [3]	**20.73**	17.05	21.6	**17.25**	15.94	8.2
Canada (Cdn cents per litre)	**3.88**	6.02	(35.5)	**4.31**	5.39	(20.0)
Volume of motor fuel sold [4]:						
United States (millions of gallons)	**561.3**	454.8	23.4	**1,096.2**	922.2	18.9
Canada (millions of litres)	**371.8**	347.4	7.0	**733.4**	695.4	5.5
Growth of same-store motor fuel volume [3]:						
United States	**7.2%**	2.2%		**5.4%**	6.2%	
Canada	**5.7%**	0.9%		**4.5%**	3.3%	
Per-Share Data:						
Basic net earnings per share (dollars per share)	**0.37**	0.27	37.0	**0.59**	0.54	9.3
Diluted net earnings per share (dollars per share)	**0.36**	0.27	33.3	**0.57**	0.53	7.5
				October 15, 2006	April 30, 2006	Change $
Financial position:						
Total assets				2,442.9	2,369.2	73.7
Interest-bearing debt				537.4	524.1	13.3
Shareholders' equity				1,071.1	966.0	105.1
Ratios:						
Net interest-bearing debt/total capitalization [5]				**0.27:1**	0.15:1	
Net interest-bearing debt/EBITDA [6]				**0.81:1** [7]	0.39:1	

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7) This ratio is standardized over one year. It includes the results of the first and second quarters for the fiscal year that will end April 29, 2007 as well as the results of the third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results and Financial Position for the Second Quarter and the First Six Months of 2007

Operating Results

Revenues amounted to $2.8 billion for the 12-week period ended October 15, 2006, up $367.8 million, an increase of 15.4%. For the first six-month period, revenues totaled $5.6 billion, representing an increase of $1.0 billion or 22.8%.

For the second quarter of fiscal 2007, the growth of **merchandise and service revenues** was $85.5 million or 8.6%, of which $23.6 million was generated by the stores acquired from Spectrum and $23.0 million was related to a 6.6% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, **in the United States, same-store merchandise revenues** were up 2.5% while they were up 0.9% **in Canada**. The same-store merchandise revenues in the United States sustained this year the turnaround effects of outstanding sales, which were realized in many stores located in Florida and in the Gulf Coast Region following the passage of two hurricanes last year. In Canada, the Company's growth has sustained the negative impact of poor weather conditions experienced in the Central and Eastern regions this fiscal year as opposed to a nicer weather last year. Furthermore, in the United States and in Canada, some divisions had implemented aggressive promotional programs in the second quarter of fiscal 2006. Moreover, Couche-Tard continues to benefit from its pricing and product mix strategies, as well as the ongoing implementation of its IMPACT program throughout its network.

For the first six months of fiscal 2007, the growth in merchandise and service revenues stood at $188.0 million or 9.5%, of which $63.0 million was related to the 9.0% appreciation of the Canadian dollar and $35.3 million was generated by the store acquired from Spectrum. Additionally, **the growth of same-store merchandise revenues** was 3.5% **in the United States** while it was 1.8% **in Canada**.

For the second quarter of 2007, motor fuel revenues increased $282.3 million or 20.1%. The stores Couche-Tard acquired from Spectrum contributed $74.2 million of this growth, while the appreciation of the Canadian dollar accounted for $14.8 million of the increase. These factors were partially offset by the negative impact of $19.8 million created by the decrease of the average retail price at the pump. The following table shows the average retail pump prices observed over the past 12 months, commencing with the third quarter of the year ended April 30, 2006:

Quarter	3rd	4th	1st	2nd	Weighted average
53-week period ended October 15, 2006					
United States (US dollars per gallon)	2.33	2.30	2.86	**2.61**	2.52
Canada (Cdn cents per litre)	84.61	88.63	96.08	**89.87**	89.49
52-week period ended October 9, 2005					
United States (US dollars per gallon)	1.91	2.07	2.18	**2.62**	2.18
Canada (Cdn cents per litre)	73.79	78.60	82.79	**95.65**	82.30

For internal growth, **in the United States, the growth of same-store motor fuel volume** for the second quarter of fiscal 2007 was 7.2% compared with 5.7% **in Canada**. The growth in the United States was mainly reflected by the Company's selective pricing strategies implemented in certain areas to increase sales volume. However, it was also partially offset by the volatile nature of the motor fuel business and by strong competition in some regions. In Canada, the growth was mainly a result of the strong economy in the Western regions combined with the CAA program implemented in Quebec, and the positive customer response in the Central regions to the rebranding of several motor fuel locations, which are now operating under the Mac's banner.

For the first six months ended October 15, 2006, motor fuel revenues climbed $854.6 million or 33.0%, of which $320.8 million is due to the increase in pump prices. The stores acquired from Spectrum have contributed for $115.3 million of the increase, while the appreciation of the Canadian dollar resulted in an increase of $39.6 million. As well, the **growth in same-store motor fuel** volume was 5.4% in the United States compared with 4.5% in Canada for similar reasons as described above.

During the **12-week period ended October 15, 2006, the merchandise and service gross margin** was 34.1%, up from 33.1% in the same quarter of fiscal 2006. **In the United States,** the gross margin was 33.7%, up from 32.8% last year. **In Canada**, it was 35.0% compared with 33.6%. In both the U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in the product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of the Company's IMPACT program in an increasing number of its stores, are all reasons behind the increase in gross margin.

For the first six months of the current fiscal year, the merchandise and service gross margin also reached 34.1%, up from 33.1% for the same period of the previous fiscal year. Due to the above-mentioned factors, gross margin **in the United States** was 33.6%, up from 32.7%, whereas **in Canada**, it stood at 35.0% compared with 33.8%, which represents a significant increase of 1.2%.

For the second quarter of the current fiscal year, the **motor fuel gross margin** for the Company-operated stores in the United States increased substantially to 20.73¢ per gallon compared with 17.05¢ per gallon in the corresponding quarter of the previous fiscal year. **In Canada**, it fell to Cdn3.88¢ per litre compared with Cdn6.02¢ per litre last year.

For the **first six months** of the current year, the **U.S.** motor fuel gross margin increased to 17.25¢ per gallon compared with 15.94¢ per gallon for the corresponding period of the fiscal year ended April 30, 2006. **In Canada**, the gross margin decreased to Cdn4.31¢ per litre compared with Cdn5.39¢ per litre. As stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of the Company-operated stores in the United States for the last four quarters, commencing with the third quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)

Quarter	3rd	4th	1st	2nd	Weighted average
53-week period ended October 15, 2006					
Before deduction of electronic payment modes related expense	17.63	10.96	13.60	**20.73**	15.82
After deduction of electronic payment modes related expense	14.39	7.65	9.78	**16.96**	12.30
52-week period ended October 9, 2005					
Before deduction of electronic payment modes related expense	16.30	11.26	14.86	**17.05**	14.96
After deduction of electronic payment modes related expense	13.61	8.51	11.88	**13.55**	12.00

Operating, selling, administrative and general expenses increased 1.0% as a percentage of merchandise and service revenues for **the 12 and 24-week period ended October 15, 2006**. These costs were significantly affected by higher salaries, which in part are due to a labor shortage in certain regions, by the increase in public utility expenses and finally, by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales.

Depreciation and amortization of property and equipment and other assets increased primarily because of investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in the Company's network.

Financial expenses were up $1.0 million for **the second quarter** of the current year compared with the quarter ended October 9, 2005. The change is mainly due to higher interest rates and a negative variance of $0.6 million related to the interest rate swaps, offset by $1.1 million in interest income generated from the investing of excess cash as well as by the drop in average borrowing for this quarter. Over **the first six months** of the current year, financial expenses rose $2.3 million compared with the first six months of fiscal 2006. Once again, this increase is due primarily to higher interest rates and a negative variance of $1.8 million for fiscal 2007 related to our interest rate swaps offset by $3.3 million in interest income.

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, Couche-Tard posted a $9.9 million unusual retroactive income tax expense in the first quarter of this fiscal year. Excluding this element, the effective income tax rate for this six-month period was 33.7%, which is similar to 33.6% observed for the first half of fiscal 2006.

Couche-Tard closed the second quarter of 2007 with a $19.2 million increase in **net earnings** for a total of $74.7 million, resulting in per-share earnings of $0.37 or $0.36 on a diluted basis. The net earnings for this quarter were affected by factors over which the Company has little control:

(In millions of US dollars)	12-week period ended October 15, 2006
Second quarter net earnings as reported	74.7
Positive impact related to the increase in motor fuel margin, after taxes (1)	(8.8)
Negative impact due to the increase in expenses related to electronic payment modes, after taxes (2)	3.3
Positive impact related to changes in the exchange rate, after taxes (3)	(1.7)
Adjusted net earnings for the second quarter (4)	67.5

(1) Increase in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for this quarter would have amounted to $67.5 million, or $0.32 per share on a diluted basis, which represents an increase of 21.6%, compared with the net earnings for the quarter ended October 9, 2005.

Couche-Tard closed **the first six-month period** of fiscal 2007 **with earnings** of $119.3 million, which equals to $0.59 per share or $0.57 per share on a diluted basis. However, the net earnings for this period were affected by factors over which the Company has little control:

(In millions of US dollars)	24-week period ended October 15, 2006
Net earnings for first six-month period as reported	119.3
Negative impact related to Bill 15	9.9
Negative impact due to the increase in expenses related to electronic payment modes, after taxes (1)	7.0
Positive impact related to the increase in the motor fuel margin, after taxes (2)	(4.8)
Positive impact related to changes in the exchange rate, after taxes (3)	(2.8)
Adjusted net earnings for the first six-month period (4)	128.6

(1) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(2) Increase in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for the first six months of fiscal 2007 would have amounted to $128.6 million, or $0.62 per share on a diluted basis, which represents an increase of 17.3%, compared with the net earnings for the six-month period ended October 9, 2005.

Liquidity and Capital Resources

Couche-Tard's capital expenditures and acquisitions realized during the last six-month period of the current year were mainly financed using the Company's excess cash. In the future, Couche-Tard is confident that it will be able to finance these capital expenditures and acquisitions through a combination of its cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuance.

As at October 15, 2006, $180.2 million was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$1.0 million and of $15.5 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	12-week periods ended			24-week periods ended		
	October 15, 2006	October 9, 2005	Change	**October 15, 2006**	October 9, 2005	Change
Operating activities						
Cash flows [(1)]	**105.4**	80.1	25.3	**181.1**	158.5	22.6
Other	**(63.3)**	75.1	(138.4)	**(46.2)**	55.6	(101.8)
Net cash provided by operating activities	**42.1**	155.2	(113.1)	**134.9**	214.1	(79.2)
Investing activities						
Business acquisitions	**(103.8)**	-	(103.8)	**(243.7)**	-	(243.7)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(50.2)**	(42.7)	(7.5)	**(78.2)**	(75.1)	(3.1)
Proceeds from sale and leaseback transactions	**1.0**	1.9	(0.9)	**6.2**	18.7	(12.5)
Other	**(5.2)**	(2.0)	(3.2)	**(13.4)**	(2.3)	(11.1)
Net cash used in investing activities	**(158.2)**	(42.8)	(115.4)	**(329.1)**	(58.7)	(270.4)
Financing activities						
Increase in long-term borrowing, net of financial expenses	**180.1**	-	180.1	**180.1**	-	180.1
Repayment of long-term debt	**(164.9)**	(1.4)	(163.5)	**(166.8)**	(3.0)	(163.8)
Dividends paid	**(9.0)**	-	(9.0)	**(9.0)**	-	(9.0)
Issuance of shares, net of share issue expenses	**0.5**	-	0.5	**0.5**	0.2	0.3
Net cash used in financing activities	**6.7**	(1.4)	8.1	**4.8**	(2.8)	7.6
Company credit rating						
Standard and Poor's	**BB**	BB-		**BB**	BB-	
Moody's	**Ba1**	Ba2		**Ba1**	Ba2	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first six months of the current year, the cash used in other activities is related to the variance in the Company's non-cash working capital, which results primarily from the significant drop in accounts payable, due mainly to the seasonal nature of our business, the increase in accounts receivable, offset by the increase in income taxes payable.

Investing activities

Couche-Tard's major investments realized during this quarter were the acquisitions of the Holland Oil, Close to Home and Stop-n-Save stores. With respect to the first six-month period of fiscal 2007, these acquisitions are combined with the acquisition of the Spectrum stores carried out in the first quarter of this fiscal year. Capital expenditures are primarily related to the ongoing implementation of the IMPACT program throughout the Company's network, new constructions, as well as the replacement of equipment in some stores to enhance the offering of products and services.

Financing activities

This second quarter was affected by the refinancing of the Company's credit facilities, which resulted in a net increase of $15.2 million in its long-term debt due to its investments. Couche-Tard also paid out $9.0 million in dividends.

Financial Position

As demonstrated by the Company's indebtedness ratios included in the "Selected Consolidated Financial Information" section and by its cash flows, Couche-Tard has an excellent financial position.

The increase in the Company's total assets is mainly attributable to the increase of $161.1 million in its property and equipment, to the $27.1 million increase in its inventories and to the $74.3 million increase in its goodwill. These increases are primarily the result of the acquisitions of this first half. All these items were offset by the $190.6 million decrease in the Company's cash and cash equivalents, also attributable to the acquisitions.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	Fiscal 2007		Fiscal 2006				Fiscal 2005	
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd Restated
Weeks	12	12	13	16	12	12	12	16
Revenues	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	149.2	118.9	84.0	128.2	115.6	110.8	68.7	92.6
Depreciation and amortization of property and equipment and other assets	28.3	27.8	26.8	33.4	24.0	22.7	21.6	26.4
Operating income	120.9	91.1	57.2	94.8	91.6	88.1	47.1	66.2
Financial expenses	8.5	8.5	8.5	10.8	7.5	7.2	7.4	10.3
Net earnings	74.7	44.6	32.1	54.5	55.5	54.1	32.5	36.3
Net earnings per share								
Basic	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27	$0.16	$0.18
Diluted	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26	$0.16	$0.18

Subsequent Events

Acquisitions

On October 30, 2006, Couche-Tard purchased, from Sparky's Oil Company, 24 company-operated stores operating under the Sparky's banner in West Central Florida, United States.

Credit facility

On November 15, 2006, Couche-Tard increased by $150.0 million the maximal amount of its revolving operating credit in preparation for future acquisitions, including the 236 stores from Shell.

Miscellaneous

In order to maximize productivity and in view of future growth, Couche-Tard favors the operation of a network comprised of approximately 600 company operated-stores. Therefore, the company has decided to split the U.S. Midwest business unit into two divisions. Thus, the newly created Great Lakes division will operate in Ohio, Michigan and Pennsylvania. The U.S. Midwest business unit will be responsible for operations in Kentucky, Indiana, Illinois and Iowa. This decision will take effect on December 1, 2006.

Outlook

"Considering the number of acquisition opportunities in which we have taken part of in the last months and those envisaged going forward, and taking into account the time and effort of our development and technical services teams in such projects, the objective of the IMPACT renovation program has been reduced to approximately 400 stores for the current year. During the second half year, we will benefit from the impact of our new acquisitions while taking advantage of other expansion opportunities in strategic markets in North America. We are confident the Company will maintain satisfactory growth and achieve solid results in upcoming periods," concluded Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard, which mainly operates under the *Couche-Tard*, *Mac's* and *Circle K* trademarks, is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 5,204 convenience stores, 3,235 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada covering seven provinces and territories and five which cover 23 American states. Approximately 38,000 people work at Couche-Tard's executive offices and throughout the network in North America.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on November 21, 2006 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial **1-800-733-7571** a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, November 21, 2006 from 4:30 p.m. until Tuesday, November 28, 2006 at 11:59 p.m. by dialing **1-877-289-8525 — access code 21209982 followed by the # key.** Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the periods ended	12 weeks October 15, 2006	12 weeks October 9, 2005	24 weeks October 15, 2006	24 weeks October 9, 2005
	$	$	$	$
Revenues	**2,759.7**	2,391.9	**5,616.8**	4,574.2
Cost of sales	**2,267.4**	1,971.1	**4,666.2**	3,744.6
Gross profit	**492.3**	420.8	**950.6**	829.6
Operating, selling, administrative and general expenses	**343.1**	305.2	**682.5**	603.2
Depreciation and amortization of property and equipment and other assets	**28.3**	24.0	**56.1**	46.7
	371.4	329.2	**738.6**	649.9
Operating income	**120.9**	91.6	**212.0**	179.7
Financial expenses	**8.5**	7.5	**17.0**	14.7
Earnings before income taxes	**112.4**	84.1	**195.0**	165.0
Income taxes (Note 4)	**37.7**	28.6	**75.7**	55.4
Net earnings	**74.7**	55.5	**119.3**	109.6
Net earnings per share (Note 5)				
Basic	**0.37**	0.27	**0.59**	0.54
Diluted	**0.36**	0.27	**0.57**	0.53
Weighted average number of shares (in thousands)	**202,076**	202,036	**202,058**	202,021
Weighted average number of shares – diluted (in thousands)	**208,027**	207,510	**208,076**	207,308
Number of shares outstanding at end of period (in thousands)	**202,146**	202,036	**202,146**	202,036

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 15, 2006	October 9, 2005
	$	$
Balance, beginning of period	**9.4**	5.6
Stock-based compensation (Note 7)	**1.7**	1.9
Fair value of stock options exercised	**(0.1)**	-
Balance, end of period	**11.0**	7.5

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 15, 2006	October 9, 2005
	$	$
Balance, beginning of period	**505.0**	317.5
Net earnings	**119.3**	109.6
	624.3	427.1
Dividends	**(9.0)**	-
Balance, end of period	**615.3**	427.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	12 weeks October 15, 2006	12 weeks October 9, 2005	24 weeks October 15, 2006	24 weeks October 9, 2005
	$	$	$	$
Operating activities				
Net earnings	**74.7**	55.5	**119.3**	109.6
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**25.1**	23.1	**50.1**	44.0
Future income taxes	**4.6**	4.4	**8.7**	6.8
Loss (gain) on disposal of property and equipment and other assets	**1.0**	(2.9)	**3.0**	(1.9)
Deferred credits	**2.0**	4.0	**7.0**	6.2
Other	**3.0**	(2.1)	**6.7**	(1.9)
Changes in non-cash working capital	**(68.3)**	73.2	**(59.9)**	51.3
Net cash provided by operating activities	**42.1**	155.2	**134.9**	214.1
Investing activities				
Business acquisitions (Note 3)	**(103.8)**	-	**(243.7)**	-
Purchase of property and equipment	**(51.0)**	(50.2)	**(82.2)**	(83.3)
Deposit on business acquisition	**(14.0)**	-	**(14.0)**	-
Temporary investments	**12.3**	-	**12.3**	-
Increase in other assets	**(3.5)**	(2.0)	**(6.7)**	(2.3)
Proceeds from sale and leaseback transactions	**1.0**	1.9	**6.2**	18.7
Proceeds from disposal of property and equipment and other assets	**0.8**	7.5	**4.0**	8.2
Liabilities assumed on business acquisitions	**-**	-	**(5.0)**	-
Net cash used in investing activities	**(158.2)**	(42.8)	**(329.1)**	(58.7)
Financing activities				
Increase in long-term debt, net of financing costs (Note 2)	**180.1**	-	**180.1**	-
Repayment of long-term debt (Note 2)	**(164.9)**	(1.4)	**(166.8)**	(3.0)
Dividends paid	**(9.0)**	-	**(9.0)**	-
Issuance of shares, net of share issue expenses	**0.5**	-	**0.5**	0.2
Net cash provided by (used in) financing activities	**6.7**	(1.4)	**4.8**	(2.8)
Effect of exchange rate fluctuations on cash and cash equivalents	**0.5**	3.0	**(1.2)**	3.5
Net (decrease) increase in cash and cash equivalents	**(108.9)**	114.0	**(190.6)**	156.1
Cash and cash equivalents, beginning of period	**249.8**	294.8	**331.5**	252.7
Cash and cash equivalents, end of period	**140.9**	408.8	**140.9**	408.8
Supplemental information:				
Interest paid	**3.5**	2.6	**20.6**	16.3
Income taxes paid	**21.6**	8.1	**25.3**	12.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 15, 2006 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	140.9	331.5
Temporary investments	8.9	21.4
Accounts receivable	178.7	153.0
Income taxes receivable	-	0.7
Inventories	349.4	322.3
Prepaid expenses	15.3	15.2
Future income taxes	14.3	18.9
	707.5	863.0
Property and equipment	1,175.2	1,014.1
Goodwill	320.1	245.8
Trademarks and licenses	168.1	175.4
Deferred charges	25.9	28.2
Other assets	45.3	42.1
Future income taxes	0.8	0.6
	2,442.9	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	596.7	681.8
Income taxes payable	49.3	-
Current portion of long-term debt	0.6	8.0
Future income taxes	0.1	0.1
	646.7	689.9
Long-term debt	536.8	516.1
Deferred credits and other liabilities	133.8	127.2
Future income taxes	54.5	70.0
	1,371.8	1,403.2
Shareholders' equity		
Capital stock	351.5	351.0
Contributed surplus	11.0	9.4
Retained earnings	615.3	505.0
Cumulative translation adjustments	93.3	100.6
	1,071.1	966.0
	2,442.9	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer's sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.

The new credit agreement consists of a renewable unsecured facility of a maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. The credit facility is available in the following forms:

- A revolving operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and
- A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at October 15, 2006, an amount of $180.2 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$1.0 and $15.5 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

3. BUSINESS ACQUISITIONS

During the 24-week period ended October 15, 2006, the Company made the following business acquisitions:

- Effective October 4, 2006: from Holland Oil Company, purchase of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 will be operated by the Company and 13 will be operated by independent store operators.
- Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $243.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary

allocations are subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

	$
Assets acquired	
Inventories	15.7
Property and equipment	158.2
Other assets	1.5
Total assets	175.4
Liabilities assumed	
Accounts payable and accrued liabilities	2.7
Deferred credits and other liabilities	3.1
Total liabilities	5.8
Net tangible assets acquired	169.6
Trademark	0.4
Goodwill	73.7
Total consideration paid, including direct acquisition costs	243.7

Most of the goodwill related to these transactions is deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

5. NET EARNINGS PER SHARE

	12-week period ended October 15, 2006			12-week period ended October 9, 2005		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	74.7	202,076	0.37	55.5	202,036	0.27
Dilutive effect of stock options		5,951	(0.01)		5,474	-
Diluted net earnings available for Class A and B shareholders	74.7	208,027	0.36	55.5	207,510	0.27

	24-week period ended October 15, 2006			24-week period ended October 9, 2005		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	119.3	202,058	0.59	109.6	202,021	0.54
Dilutive effect of stock options		6,018	(0.02)		5,287	(0.01)
Diluted net earnings available for Class A and B shareholders	119.3	208,076	0.57	109.6	207,308	0.53

A total of 229,240 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 15, 2006. There are 894,100 stock options excluded from the calculation for the 12 and 24-week periods ended October 9, 2005.

(in millions of US dollars, except per share amounts, unaudited)

6. CAPITAL STOCK

As at October 15, 2006, the Company has 56,185,812 (56,594,692 as at October 9, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,960,182 (145,441,210 as at October 9, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at October 15, 2006, 9,194,320 (9,140,600 as at October 9, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 15, 2006, the stock-based compensation costs amount to $0.7 and $1.7, respectively. For the 12 and 24-week periods ended October 9, 2005, the stock-based compensation costs amount to $0.7 and $1.9, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.37%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at October 9, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 15, 2006, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.2 and $2.4, respectively. For the corresponding 12 and 24-week periods ended October 9, 2005, the expense is $1.1 and $2.1, respectively. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of US dollars, except per share amounts, unaudited)

9. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period ended October 15, 2006			12-week period ended October 9, 2005		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	704.5	371.4	1,075.9	646.6	343.8	990.4
Motor fuel	1,451.8	232.0	1,683.8	1,182.5	219.0	1,401.5
	2,156.3	603.4	2,759.7	1,829.1	562.8	2,391.9
Gross Profit						
Merchandise and services	237.1	130.0	367.1	212.3	115.4	327.7
Motor fuel	112.3	12.9	125.2	75.6	17.5	93.1
	349.4	142.9	492.3	287.9	132.9	420.8
Property and equipment and goodwill [(a)]	1,050.6	444.7	1,495.3	643.3	426.5	1,069.8

	24-week period ended October 15, 2006			24-week period ended October 9, 2005		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	1,410.0	759.1	2,169.1	1,299.9	681.2	1,981.1
Motor fuel	2,972.5	475.2	3,447.7	2,192.4	400.7	2,593.1
	4,382.5	1,234.3	5,616.8	3,492.3	1,081.9	4,574.2
Gross Profit						
Merchandise and services	474.3	265.4	739.7	425.2	230.4	655.6
Motor fuel	182.6	28.3	210.9	143.2	30.8	174.0
	656.9	293.7	950.6	568.4	261.2	829.6

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.5, which will result in a net claim of about $13.4. The net book value of the damaged assets is lower than the net claim. As at October 15, 2006, the Company has received $3.8 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

11. CONTRACTUAL AGREEMENT

Acquisition of property and equipment

On October 9, 2006, the Company has committed towards two of its landlords to acquire 52 properties on which it is currently operating an equivalent number of stores and for which it is committed under an operating-lease. The amount of the transaction will be of approximately $61.0.

Business acquisition

On October 5, 2006, the Company signed agreements with Shell Oil Products US and its affiliate, Motiva Enterprises LLC, to purchase a network of 236 stores operating under the Shell banner in the regions of Bâton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 175 are company-operated, 49 are operated by independent store operators and 12 have a motor fuel supply agreement. The transaction amount will be determined on closing.

12. SUBSEQUENT EVENT

On October 30, 2006, the Company purchased, from Sparky's Oil Company, 24 Company-operated stores operating under the Sparky's banner in the West Central Florida, United States.





PRESS RELEASE

Couche-Tard announces its results for the third quarter of fiscal 2007

Major increase in sales and merchandise and service gross margins Further expansion of the North American network

---

- **Revenues grew by 18.8%** or US$553.8 million to US$3.5 billion in the third quarter — raising revenues for the first nine months of the fiscal year to US$9.1 billion, an increase of 21.2% or US$1.6 billion.
- **The merchandise and service gross margin reached 34.2%**, an appreciation of 1.0%.
- **Net earnings amounted to US$43.7 million** or **US$0.22 per share (US$0.21 on a diluted basis)**. Excluding the impact of factors over which Couche-Tard has little control (decrease in motor fuel margin and expenses related to electronic payment modes after taxes), net earnings totaled **US$71.4 million or US$0.34 per share (diluted), up 31.0%** over the comparable quarter of the previous year.
- **The Company's financial position remained excellent as at February 4, 2007, with cash of US$191.1 million, shareholders' equity of US$1.1 billion and a net interest-bearing debt to total capitalization ratio of 0.40:1 (1)**.
- **Network expansion: through acquisitions and constructions,** Couche-Tard added 198 Company-operated stores through acquisitions and opened 45 other sites. On an annual basis, the acquired Company-operated stores amounted to **355** and the openings totaled 73. **The IMPACT program** was implemented in 109 stores in the third quarter – for a total of 267 sites since the beginning of fiscal 2007.

ATD.A, ATD.B / TSX

Laval, March 13, 2007 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the third quarter and the first nine months of fiscal 2007, which correspond to the 16-week and 40-week periods ended February 4, 2007.

"As we did in the first and second quarters of the current fiscal year, we substantially improved our merchandise and service gross margins, driven primarily by better purchasing conditions, our product mix strategy and our IMPACT program which is now implemented in more than 49% of our Company-operated stores. The acquisitions made in the current fiscal year accounted for some 70% of our third-quarter sales growth. Same-store merchandise revenues also made a solid contribution to the increase in third-quarter sales, thanks to our pricing strategies and the IMPACT program. We achieved this growth despite the fact that conditions were less favorable in some of our U.S. markets than in the third quarter a year earlier. Unlike last year, we did not

---

(1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

benefit from the positive impact of the reconstruction period following the 2006 hurricanes in Florida and the Gulf of Mexico, nor the exceptionally good weather conditions that prevailed in our Southwest markets during the third quarter of the previous year; indeed, they were rather unfavorable this quarter. Motor fuel volumes were up in all our markets, driven by our acquisitions, our ongoing price optimization program in some U.S. markets and the strong contribution of our Western Canadian market. However, retail pump prices declined sharply in the third quarter, and our motor fuel gross margin decreased substantially in the United States and to a lesser extent in Canada. Remember that the volatility in margins tends to stabilize on an annual basis," indicated Mr Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended	
	February 4, 2007	January 29, 2006	**February 4, 2007**	January 29, 2006
Average for the period [1]	**0.8682**	0.8551	**0.8835**	0.8337
Period end	**0.8435**	0.8699	**0.8435**	0.8699

[1] Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Third Quarter of Fiscal 2007

Business Acquisitions

On December 1st, 2006, Couche-Tard finalized, with Shell Oil Product US and its affiliate, Motiva Entreprises LLC, the acquisition of a network of 236 stores operating under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando and Tampa as well as in Southwest Florida in the United States. Of the 236 stores, 174 are Company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.

Previously, on October 30, 2006, Couche-Tard acquired from Sparky's Oil Company, a network of 24 Company-operated stores operating under the Sparky's banner in West Central Florida in the United States.

These transactions were carried out for a cash consideration of $317.7 million, including inventories and direct acquisition costs.

Growth of the Store Network

	16-week period ended February 4, 2007			40-week period ended February 4, 2007		
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period [(1)]	3,780	1,531	5,309	3,632	1,351	4,983
Acquisition	198	62	260	355	75	430
Openings / constructions / additions [(2)]	45	84	127	73	275	348
Closures / withdrawals [(3)]	(24)	(316)	(336)	(56)	(345)	(401)
Conversion into Company-operated stores	9	(9)	-	9	(9)	-
Conversion into affiliated stores	-	-	-	(5)	5	-
Number of stores, end of period	4,008	1,352	5,360	4,008	1,352	5,360

(1) Restated.
(2) The important increase in affiliated stores results from the addition of the new ConocoPhillips franchises as mentioned in the 2006 annual report and from new agreement signed with business communities in certains regions.
(3) As mentioned in the second quarter, the important withdrawal of affiliated stores arises from the decision of SSP Partners not to renew their licence agreement.

Deployment of the IMPACT Program

During the third quarter, Couche-Tard implemented its IMPACT program in 109 Company-operated stores, bringing its total of Company-operated stores converted under this program to 267 for the first three quarters of fiscal 2007. As a result, 49.1% of the Company-operated stores have now been converted to the IMPACT program, which gives the Company considerable flexibility for future internal growth.

Credit Facility

On November 15, 2006, Couche-Tard increased by $150.0 million the limit of its new credit agreement concluded on September 22, 2006. The credit facility consists of a term renewable unsecured revolving credit facility, which maximum available amount stands at $650.0 million.

Dividends

On March 13, 2007, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.03 per share to shareholders on record as at March 22, 2007 and approved its payment for March 30, 2007. This is an eligible dividend within the meaning of the *Income Tax Act*.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard's operations for the 16-week and 40-week periods ended February 4, 2007 and January 29, 2006:

(In millions of US dollars, unless otherwise stated)	16-week periods ended			40-week periods ended		
	February 4, 2007	January 29, 2006	Change %	**February 4, 2007**	January 29, 2006	Change %
Statement of Operations Data:						
Merchandise and service revenues [1]:						
United States	**937.9**	811.4	15.6	**2,347.9**	2,111.3	11.2
Canada	**422.9**	407.1	3.9	**1,182.0**	1,088.3	8.6
Total merchandise and service revenues	**1,360.8**	1,218.5	11.7	**3,529.9**	3,199.6	10.3
Motor fuel revenues:						
United States	**1,875.4**	1,470.1	27.6	**4,847.9**	3,662.5	32.4
Canada	**261.8**	255.6	2.4	**737.0**	656.3	12.3
Total motor fuel revenues	**2,137.2**	1,725.7	23.8	**5,584.9**	4,318.8	29.3
Total revenues	**3,498.0**	2,944.2	18.8	**9,114.8**	7,518.4	21.2
Merchandise and service gross profit [1]:						
United States	**317.1**	268.9	17.9	**791.4**	694.1	14.0
Canada	**147.7**	135.9	8.7	**413.1**	366.3	12.8
Total merchandise and service gross profit	**464.8**	404.8	14.8	**1,204.5**	1,060.4	13.6
Motor fuel gross profit:						
United States	**106.7**	108.8	(1.9)	**289.3**	252.0	14.8
Canada	**16.4**	16.7	(1.8)	**44.7**	47.5	(5.9)
Total motor fuel gross profit	**123.1**	125.5	(1.9)	**334.0**	299.5	11.5
Total gross profit	**587.9**	530.3	10.9	**1,538.5**	1,359.9	13.1
Operating, selling, administrative and general expenses	**462.9**	402.1	15.1	**1,145.4**	1,005.3	13.9
Depreciation and amortization of property and equipment and other assets	**43.3**	33.4	29.6	**99.4**	80.1	24.1
Operating income	**81.7**	94.8	(13.8)	**293.7**	274.5	7.0
Net earnings	**43.7**	54.5	(19.8)	**163.0**	164.1	(0.7)
Other Operating Data:						
Merchandise and service gross margin [1]:						
Consolidated	**34.2%**	33.2%		**34.1%**	33.1%	
United States	**33.8%**	33.1%		**33.7%**	32.9%	
Canada	**34.9%**	33.4%		**34.9%**	33.7%	
Growth of same-store merchandise revenues [2][3]:						
United States	**1.9%**	6.0%		**3.0%**	5.6%	
Canada	**3.2%**	2.9%		**2.9%**	4.1%	
Motor fuel gross margin:						
United States (cents per gallon) [3]	**13.19**	17.63	(25.2)	**15.50**	16.63	(6.8)
Canada (Cdn cents per litre)	**4.05**	4.31	(6.0)	**4.21**	4.96	(15.1)
Volume of motor fuel sold [4]:						
United States (millions of gallons)	**841.8**	634.4	32.7	**1,938.0**	1,556.6	24.5
Canada (millions of litres)	**470.1**	452.9	3.8	**1,203.5**	1,148.3	4.8
Growth of same-store motor fuel volume [3]:						
United States	**3.2%**	6.9%		**4.5%**	6.0%	
Canada	**4.2%**	2.0%		**4.5%**	2.8%	
Per-Share Data:						
Basic net earnings per share (dollars per share)	**0.22**	0.27	(18.5)	**0.81**	0.81	-
Diluted net earnings per share (dollars per share)	**0.21**	0.26	(19.2)	**0.78**	0.79	(1.3)

	February 4, 2007	April 30, 2006	Change $
Financial position:			
Total assets	2,884.1	2,369.2	514.9
Interest-bearing debt	927.3	524.1	403.2
Shareholders' equity	1,096.4	966.0	130.4
Ratios:			
Net interest-bearing debt/total capitalization [5]	**0.40:1**	0.15:1	
Net interest-bearing debt/EBITDA [6]	**1.54:1** [7]	0.39:1	

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7) This ratio is standardized over one year. It includes the results of the first, second and third quarters for the fiscal year ending April 29, 2007 as well as the results of the fourth quarter of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results and Financial Position for the Third Quarter and the Three First Quarters of fiscal 2007

Operating Results

Revenues amounted to $3.5 billion for the 16-week period ended February 4, 2007, up $553.8 million for an increase of 18.8%. For the first three quarters, revenues totaled $9.1 billion, representing an increase of $1.6 billion or 21.2%.

For the third quarter of fiscal 2007, the growth of merchandise and service revenues was $142.3 million or 11.7%, of which $87.3 million was generated by the stores acquired since the beginning of the current year and $6.5 million was generated by the 1.5% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in **same-store merchandise revenues in the United States** stood at 1.9% compared with 3.2% **in Canada.** Over the past two years, the stores located in Florida and in the Gulf of Mexico region were plagued by several hurricanes. The impact of the storms on the same-store merchandise revenues is significant and cyclical. Indeed, following the announcement of these devastating events, sales post momentary increased growth followed by a low period during the actual storms. During such reconstruction period, the merchandise revenues increase due to higher traffic among the Company's target clientele and then subsequently fall once the reconstruction is completed. Thus, the third quarter last year corresponded to the reconstruction period following the hurricanes. Other factors: 1- In order to increase growth in demand for this quarter, which is less favourable for our business cycle, many of the Company's U.S. markets implemented aggressive promotional programs that were not repeated this year. This had, on the other side, a positive impact on the gross margin; 2- This year, Couche-Tard has sustained the impact of the exceptional weather conditions experienced last year in its Southwest region markets, which generated strong growth in its main product categories, including water, beverages and beer. This year, the same region was affected by heavy rains and even snow; 3- On December 8, 2006, government officials in Arizona applied an $8.20-per-carton tax increase on tobacco, which greatly affected sales in this category subsequently. Finally, in the United States and Canada, the Company continues to benefit from its pricing and product mix strategies, as well as from the ongoing implementation of its IMPACT program throughout its network.

For the first three quarters of fiscal 2007, the growth in merchandise and service revenues stood at $330.3 million or 10.3%, of which $127.1 million was generated by the stores acquired during the year and $69.3 million resulted from the 6.0% appreciation of the Canadian dollar. Additionally, the growth of same-store merchandise revenues was 3.0% **in the United States** compared with 2.9% **in Canada**.

For the third quarter of 2007, motor fuel revenues increased $411.5 million or 23.8%, of which $301.4 million was generated by the stores acquired since April 30, 2006. The appreciation of the Canadian dollar accounted for $3.9 million of the increase. These factors were offset by the negative impact of $62.3 million created by the decrease in the average retail price at the pump for the Company-operated stores. The following table shows the average retail pump prices observed over the past 12 months, commencing with the fourth quarter of the year ended April 30, 2006:

Quarter	4th	1st	2nd	3rd	Weighted average
53-week period ended February 4, 2007					
United States (US dollars per gallon)	2.30	2.86	2.61	2.26	2.48
Canada (Cdn cents per litre)	88.63	96.08	89.87	80.27	88.08
52-week period ended January 29, 2006					
United States (US dollars per gallon)	2.07	2.18	2.62	2.33	2.30
Canada (Cdn cents per litre)	78.60	82.79	95.65	84.61	85.53

For internal growth, **in the United States, the increase of same-store motor fuel volume** for the third quarter of fiscal 2007 was 3.2% compared with 4.2% **in Canada**. The growth **in the United States** is considered to be very satisfactory, particularly given that the price optimization program in the Southwest region is in its second year, which has resulted in a less important impact. In addition, given the volatile nature of the motor fuel market following the hurricanes that occurred in fiscal 2006, it is difficult to make comparisons with other regions in the U.S. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.

During the 40-week period ended February 4, 2007, motor fuel revenues climbed $1.3 billion or 29.3%, of which $434.0 million was generated by the stores acquired during fiscal 2007. The increase in pump prices contributed $246.7 million to the total increase while the appreciation of the Canadian dollar generated $43.4 million. Finally, the growth in same-store motor fuel volume was 4.5% **in both the United States and Canada** for reasons similar to those described above.

During the 16-week period ended February 4, 2007, the merchandise and service gross margin was 34.2%, up from 33.2% in the same quarter of fiscal 2006. **In the United States**, the gross margin was 33.8%, up from 33.1% last year. **In Canada**, it was 34.9% compared with 33.4%. In both the U.S. and Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in the product mix with a focus on higher margin items that target customers' demand more specifically, the reduction in certain aggressive promotional programs for specific categories, as well as the implementation of the IMPACT program in an increasing number of stores, including the newly acquired stores. **In the United States**, some acquisitions have contributed to decrease gross margin since the previous owners-operators had aggressive price strategies.

For the first three quarters, the merchandise and service gross margin reached 34.1%, up from 33.1% for the same period of the previous fiscal year. Due to the above-mentioned factors, gross margin **in the United States** was 33.7%, up from 32.9%, whereas **in Canada**, it stood at 34.9% compared with 33.7%, which represents a significant increase of 1.2%.

For the third quarter of fiscal 2007, the motor fuel gross margin for the Company-operated stores **in the United States** decreased substantially to 13.19¢ per gallon compared with 17.63¢ per gallon in the corresponding quarter of the previous fiscal year. **In Canada**, it fell to Cdn4.05¢ per litre compared with Cdn4.31¢ per litre last year.

For the first three quarters of the current fiscal year, the U.S. motor fuel gross margin dropped to 15.50¢ per gallon compared with 16.63¢ per gallon for the corresponding period of the fiscal year ended April 30, 2006. In Canada, the same trend occurred, with the gross margin decreasing to Cdn4.21¢ per litre compared with Cdn4.96¢ per litre. However, it is important to remember that the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of Couche-Tard's Company-operated stores in the United States for the last four quarters, commencing with the fourth quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)

Quarter	4th	1st	2nd	3rd	Weighted average
53-week period ended February 4, 2007					
Before deduction of expenses related to electronic payment modes	10.96	13.60	20.73	**13.19**	14.48
Expenses related to electronic payment modes	3.31	3.82	3.77	**3.12**	3.46
After deduction of expenses related to electronic payment modes	7.65	9.78	16.96	**10.07**	11.02
52-week period ended January 29, 2006					
Before deduction of expenses related to electronic payment modes	11.26	14.86	17.05	**17.63**	15.43
Expenses related to electronic payment modes	2.75	2.98	3.50	**3.24**	3.13
After deduction of expenses related to electronic payment modes	8.51	11.88	13.55	**14.39**	12.30

Operating, selling, administrative and general expenses increased by 1.0% as a percentage of merchandise and service revenues for the 16- and 40-week periods ended February 4, 2007. These costs were significantly affected by higher salaries, due, in part, to a labour shortage in certain regions and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales. These factors explained respectively 0.4% and 0.2% of the increase on a quarterly basis and 0.5% and 0.4% on an annual basis. The other factors that contributed to the increase are those related to public utility expenses, environmental costs and finally the maintenance costs related to the ATM machines operated by Couche-Tard since the last quarter of fiscal 2006.

The new legislative proposal in the U.S. regarding minimum wage aims to increase minimum wage from the current $5.15 to $7.25 per hour. The Bill has been submitted to the Senate. If the proposal is adopted, Couche-Tard estimates that this legislation will have an impact of approximately $5.0 million on its results before taxes.

Depreciation and amortization of property and equipment and other assets increased primarily from investments made over the past year through acquisitions and the ongoing implementation of the Company's IMPACT program in its network.

Financial expenses were up $5.8 million **for the third quarter** of the current fiscal year compared with the quarter ended January 29, 2006. The change is mainly due to an increase in average borrowings for this quarter, a drop in the interest income generated from the investing of excess cash and a negative variance of $1.0 million related to interest rate swaps, offset by the drop in the Company's average interest rate. **For the first three quarters**, financial expenses rose $8.1 million compared with the corresponding period in fiscal 2006. The increase is due primarily to Couche-Tard's higher average annual interest rate, higher average borrowings, a negative variance of $2.5 million related to the interest rate swaps, as well as the decrease in interest income.

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the *Quebec Taxation Act*, Couche-Tard posted a $9.9 million **unusual retroactive income tax expense** in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate for the first three quarters was 33.5%, which is slightly lower than the rate of 34.1% observed for the first three quarters of fiscal 2006.

Couche-Tard closed the **third quarter** of 2007 with a $10.8 million decrease in **net earnings** for a total of $43.7 million, resulting in per-share earnings of $0.22 or $0.21 on a diluted basis. The net earnings for this quarter were affected by factors over which the Company has little control:

(In millions of US dollars)	16-week period ended February 4, 2007
Net earnings for the third quarter as reported	43.7
Negative impact related to the decrease in the motor fuel margin, after taxes [1]	24.3
Negative impact due to the increase in expenses related to electronic payment modes, after taxes [2]	3.4
Adjusted net earnings for the third quarter [3]	71.4

(1) Decrease in the motor fuel gross margin in the Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for this quarter would have amounted to $71.4 million, or $0.34 per share on a diluted basis, which represents an increase of 31.0% compared with the net earnings for the quarter ended January 29, 2006.

Couche-Tard closed the **first three quarters** of fiscal 2007 with **net earnings** of $163.0 million, which equals $0.81 per share or $0.78 per share on a diluted basis. However, the net earnings for the first three quarters were affected by factors over which the Company has little control:

(In millions of US dollars)	40-week period ended February 4, 2007
Net earnings for the first three quarters as reported	163.0
Negative impact related to the decrease in the motor fuel margin, after taxes [1]	18.8
Negative impact due to the increase in expenses related to electronic payment modes, after taxes [2]	11.0
Non-recurring negative impact related to Bill 15	9.9
Positive impact related to changes in the exchange rate, after taxes [3]	(2.9)
Adjusted net earnings for the first three quarters [4]	199.8

(1) Decrease in the motor fuel gross margin in the Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for the first three quarters would have amounted to $199.8 million, or $0.96 per share on a diluted basis, which represents an increase of 21.8% compared with the net earnings for the corresponding period ended January 29, 2006.

Liquidity and Capital Resources

Couche-Tard's capital expenditures and acquisitions realized during the first three quarters were mainly financed using its excess cash and credit facilities. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.

As at February 4, 2007, $570.4 million was used under the term revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$0.6 million and $16.6 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	16-week periods ended			40-week periods ended		
	February 4, 2007	January 29, 2006	Change $	February 4, 2007	January 29, 2006	Change $
Operating activities						
Cash flows [1]	**92.1**	95.4	(3.3)	**273.2**	253.9	19.3
Other	**3.4**	(51.6)	55.0	**(42.8)**	4.0	(46.8)
Net cash provided by operating activities	**95.5**	43.8	51.7	**230.4**	257.9	(27.5)
Investing activities						
Business acquisitions	**(318.0)**	(54.4)	(263.6)	**(561.7)**	(54.4)	(507.3)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(138.9)**	(52.3)	(86.6)	**(217.1)**	(127.4)	(89.7)
Proceeds from sale and leaseback transactions	**19.2**	12.1	7.1	**25.4**	30.8	(5.4)
Other	**10.4**	(5.0)	15.4	**(3.0)**	(7.3)	4.3
Net cash used in investing activities	**(427.3)**	(99.6)	(327.7)	**(756.4)**	(158.3)	(598.1)
Financing activities						
Increase in long-term borrowing, net of financial expenses	**390.1**	-	390.1	**570.2**	-	570.2
Repayment of long-term debt	**(0.2)**	(2.2)	2.0	**(167.0)**	(5.2)	(161.8)
Dividends paid	**(5.3)**	(4.4)	(0.9)	**(14.3)**	(4.4)	(9.9)
Issuance of shares, net of share issue expenses	**0.3**	-	0.3	**0.8**	0.2	0.6
Net cash used in financing activities	**384.9**	(6.6)	391.5	**389.7**	(9.4)	399.1
Company credit rating						
Standard and Poor's	**BB**	BB		**BB**	BB	
Moody's	**Ba1**	Ba2		**Ba1**	Ba2	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first three quarters, the cash used in other elements is related to the variance in non-cash working capital, which results primarily from the significant drop in accounts payable due to the seasonal nature of Couche-Tard's business, offset by the increase in income taxes payable.

Investing activities

Couche-Tard's major investments realized during this quarter were the acquisitions of the Shell and Sparky's stores, which were added to the Spectrum, Holland Oil, Close-to-Home and Stop-n-Save stores acquired during the first-half year of fiscal 2007. Capital expenditures are primarily related to the ongoing implementation of the Company's IMPACT program throughout its network, new constructions, as well as the replacement of equipment in some of its stores to enhance the offering of products and services.

Financing activities

The first three quarters were marked by a net increase of $403.2 million in the long-term debt used to finance investments. The Company also paid out $14.3 million in dividends.

Financial Position

As demonstrated by the indebtedness ratios included in the "Selected Consolidated Financial Information" section and by the cash flows, Couche-Tard has an excellent financial position.

The increase in total assets is mainly attributable to the $507.3 million increase in property and equipment, the $117.6 million increase in goodwill, the $39.2 million increase in inventories and the decrease of $140.4 million in cash and cash equivalents which are primarily the result of the acquisitions carried out in the first three quarters.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	Fiscal 2007			Fiscal 2006				Fiscal 2005
Quarter	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Weeks	16	12	12	13	16	12	12	12
Revenues	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	125.0	149.2	118.9	84.0	128.2	115.6	110.8	68.7
Depreciation and amortization of property and equipment and other assets	43.3	28.3	27.8	26.8	33.4	24.0	22.7	21.6
Operating income	81.7	120.9	91.1	57.2	94.8	91.6	88.1	47.1
Financial expenses	16.6	8.5	8.5	8.5	10.8	7.5	7.2	7.4
Net earnings	43.7	74.7	44.6	32.1	54.5	55.5	54.1	32.5
Net earnings per share								
Basic	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27	$0.16
Diluted	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26	$0.16

Subsequent Events

Acquisitions

On March 7, 2007, the Company signed an agreement with Star Fuel Marts, LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.

On February 26, 2007, Couche-Tard purchased 13 Company-operated stores from Richcor, Inc. The stores operate under the Groovin Noovin banner in the U.S. city of Pensacola, Florida.

Outlook

"During the fourth quarter, we will continue to implement our IMPACT program in order to reach our objective of 400 stores for the current fiscal year. We will also take advantage of further expansion opportunities in strategic markets in North America, insofar as they are consistent with our profit and growth criterias. With the benefits of the new stores that have been acquired and opened since the beginning of the year and our focus on our targeted pricing and product mix strategies, we are confident we will achieve strong results for the last quarter and the fiscal year ending April 29, 2007," concluded Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,360 convenience stores, 3,308 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 28 States and three in Canada covering six provinces. Some 39,500 people are employed throughout Couche- Tard's retail convenience network and executive offices.

Source
Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on March 13, 2007 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-733-7560 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available March 13, 2007 from 4:30 p.m. until March 20, 2007 at 11:59 p.m., by dialing 1-877-289-8525 – **access code 21221059 followed by the # key.** Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the periods ended	16 weeks February 4, 2007	16 weeks January 29, 2006	40 weeks February 4, 2007	40 weeks January 29, 2006
	$	$	$	$
Revenues	**3,498.0**	2,944.2	**9,114.8**	7,518.4
Cost of sales	**2,910.1**	2,413.9	**7,576.3**	6,158.5
Gross profit	**587.9**	530.3	**1,538.5**	1,359.9
Operating, selling, administrative and general expenses	**462.9**	402.1	**1,145.4**	1,005.3
Depreciation and amortization of property and equipment and other assets	**43.3**	33.4	**99.4**	80.1
	506.2	435.5	**1,244.8**	1,085.4
Operating income	**81.7**	94.8	**293.7**	274.5
Financial expenses	**16.6**	10.8	**33.6**	25.5
Earnings before income taxes	**65.1**	84.0	**260.1**	249.0
Income taxes (Note 4)	**21.4**	29.5	**97.1**	84.9
Net earnings	**43.7**	54.5	**163.0**	164.1
Net earnings per share (Note 5)				
Basic	**0.22**	0.27	**0.81**	0.81
Diluted	**0.21**	0.26	**0.78**	0.79
Weighted average number of shares (in thousands)	**202,163**	202,036	**202,100**	202,027
Weighted average number of shares – diluted (in thousands)	**208,384**	207,768	**208,199**	207,492
Number of shares outstanding at end of period (in thousands)	**202,172**	202,037	**202,172**	202,037

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 4, 2007	January 29, 2006
	$	$
Balance, beginning of period	**9.4**	5.6
Stock-based compensation (Note 7)	**2.8**	3.0
Fair value of stock options exercised	**(0.2)**	-
Balance, end of period	**12.0**	8.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 4, 2007	January 29, 2006
	$	$
Balance, beginning of period	**505.0**	317.5
Net earnings	**163.0**	164.1
	668.0	481.6
Dividends	**(14.3)**	(4.4)
Balance, end of period	**653.7**	477.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	16 weeks February 4, 2007	16 weeks January 29, 2006	40 weeks February 4, 2007	40 weeks January 29, 2006
	$	$	$	$
Operating activities				
Net earnings	**43.7**	54.5	**163.0**	164.1
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**37.3**	28.3	**87.4**	72.3
Future income taxes	**15.0**	13.1	**23.7**	19.9
Gain on disposal of property and equipment and other assets	**(3.9)**	(0.5)	**(0.9)**	(2.4)
Deferred credits	**20.4**	5.4	**27.4**	11.6
Other	**1.0**	(1.6)	**7.7**	(3.5)
Changes in non-cash working capital	**(18.0)**	(55.4)	**(77.9)**	(4.1)
Net cash provided by operating activities	**95.5**	43.8	**230.4**	257.9
Investing activities				
Business acquisitions (Note 3)	**(318.0)**	(54.4)	**(561.7)**	(54.4)
Purchase of property and equipment	**(148.5)**	(60.0)	**(230.7)**	(143.3)
Proceeds from sale and leaseback transactions	**19.2**	12.1	**25.4**	30.8
Deposit reimbursement (deposit) on business acquisition	**11.6**	-	**(2.4)**	-
Increase in other assets	**(10.0)**	(1.0)	**(16.7)**	(3.3)
Proceeds from disposal of property and equipment and other assets	**9.6**	7.7	**13.6**	15.9
Temporary investments	**8.8**	-	**21.1**	-
Liabilities assumed on business acquisitions	**-**	(4.0)	**(5.0)**	(4.0)
Net cash used in investing activities	**(427.3)**	(99.6)	**(756.4)**	(158.3)
Financing activities				
Increase in long-term debt, net of financing costs (Note 2)	**390.1**	-	**570.2**	-
Dividends paid	**(5.3)**	(4.4)	**(14.3)**	(4.4)
Issuance of shares, net of share issue expenses	**0.3**	-	**0.8**	0.2
Repayment of long-term debt (Note 2)	**(0.2)**	(2.2)	**(167.0)**	(5.2)
Net cash provided by (used in) financing activities	**384.9**	(6.6)	**389.7**	(9.4)
Effect of exchange rate fluctuations on cash and cash equivalents	**(2.9)**	3.0	**(4.1)**	6.5
Net increase (decrease) in cash and cash equivalents	**50.2**	(59.4)	**(140.4)**	96.7
Cash and cash equivalents, beginning of period	**140.9**	408.8	**331.5**	252.7
Cash and cash equivalents, end of period	**191.1**	349.4	**191.1**	349.4
Supplemental information:				
Interest paid	**22.1**	17.8	**42.7**	34.1
Income taxes paid	**13.7**	19.2	**39.0**	31.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at February 4, 2007 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	191.1	331.5
Temporary investments	-	21.4
Accounts receivable	176.5	153.0
Income taxes receivable	-	0.7
Inventories	361.5	322.3
Prepaid expenses	19.2	15.2
Future income taxes	14.0	18.9
	762.3	863.0
Property and equipment	1,521.4	1,014.1
Goodwill	363.4	245.8
Trademarks and licenses	168.8	175.4
Deferred charges	24.8	28.2
Other assets	42.8	42.1
Future income taxes	0.6	0.6
	2,884.1	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	599.8	681.8
Income taxes payable	42.9	-
Current portion of long-term debt	0.5	8.0
Future income taxes	0.1	0.1
	643.3	689.9
Long-term debt	926.8	516.1
Deferred credits and other liabilities	155.7	127.2
Future income taxes	61.9	70.0
	1,787.7	1,403.2
Shareholders' equity		
Capital stock	351.8	351.0
Contributed surplus	12.0	9.4
Retained earnings	653.7	505.0
Cumulative translation adjustments	78.9	100.6
	1,096.4	966.0
	2,884.1	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer's sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.

The new credit agreement consists of a renewable unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0. The credit facility is available in the following forms:

- A revolving operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and
- A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at February 4, 2007, an amount of $570.4 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$0.6 and $16.6 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the 40-week period ended February 4, 2007, the Company made the following business acquisitions:

- Effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.
- Effective October 30, 2006: the Company purchased, from Sparky's Oil Company, 24 Company-operated stores operating under the Sparky's banner in the West Central Florida, United States.
- Effective October 4, 2006: from Holland Oil Company, purchase of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators.
- Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $561.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

	$
Tangible assets acquired	
Inventories	**29.6**
Property and equipment	**426.0**
Other assets	**1.0**
Total tangible assets	**456.6**
Liabilities assumed	
Accounts payable and accrued liabilities	**4.8**
Deferred credits and other liabilities	**5.8**
Total liabilities	**10.6**
Net tangible assets acquired	**446.0**
Non-compete agreement	**1.0**
Trademark	**0.4**
Goodwill	**114.3**
Total consideration paid, including direct acquisition costs	**561.7**

Most of the goodwill related to these transactions is deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 40-week period ended February 4, 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. NET EARNINGS PER SHARE

	16-week period ended February 4, 2007			16-week period ended January 29, 2006		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	43.7	202,163	0.22	54.5	202,036	0.27
Dilutive effect of stock options		6,221	(0.01)		5,732	(0.01)
Diluted net earnings available for Class A and B shareholders	43.7	208,384	0.21	54.5	207,768	0.26

	40-week period ended February 4, 2007			40-week period ended January 29, 2006		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	163.0	202,100	0.81	164.1	202,027	0.81
Dilutive effect of stock options		6,099	(0.03)		5,465	(0.02)
Diluted net earnings available for Class A and B shareholders	163.0	208,199	0.78	164.1	207,492	0.79

A total of 191,400 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16 and 40-week periods ended February 4, 2007. There are 570,000 stock options excluded from the calculation for the 16 and 40-week periods ended January 29, 2006.

6. CAPITAL STOCK

As at February 4, 2007, the Company has 56,175,312 (56,388,652 as at January 29, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,996,246 (145,648,632 as at January 29, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at February 4, 2007, 9,217,116 (9,232,390 as at January 29, 2006) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until December 1, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Four series of stock options totaling 108,100 stock options at exercise prices ranging from Cdn$25.09 to Cdn$25.71 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended February 4, 2007, the stock-based compensation costs amount to $1.1 and $2.8, respectively. For the 16 and 40-week periods ended January 29, 2006, the stock-based compensation costs amount to $1.1 and $3.0, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.00%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend of Cdn$0.027 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.62 (Cdn$8.53 as at January 29, 2006). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of US dollars, except per share amounts, unaudited)

8. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended February 4, 2007, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.7 and $4.1, respectively. For the corresponding 16 and 40-week periods ended January 29, 2006, the expense is $1.4 and $3.5, respectively. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

9. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period ended February 4, 2007			16-week period ended January 29, 2006		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	937.9	422.9	1,360.8	811.4	407.1	1,218.5
Motor fuel	1,875.4	261.8	2,137.2	1,470.1	255.6	1,725.7
	2,813.3	684.7	3,498.0	2,281.5	662.7	2,944.2
Gross Profit						
Merchandise and services	317.1	147.7	464.8	268.9	135.9	404.8
Motor fuel	106.7	16.4	123.1	108.8	16.7	125.5
	423.8	164.1	587.9	377.7	152.6	530.3
Property and equipment and goodwill [(a)]	1,457.5	427.3	1,884.8	702.0	437.7	1,139.7

	40-week period ended February 4, 2007			40-week period ended January, 2006		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	2,347.9	1,182.0	3,529.9	2,111.3	1,088.3	3,199.6
Motor fuel	4,847.9	737.0	5,584.9	3,662.5	656.3	4,318.8
	7,195.8	1,919.0	9,114.8	5,773.8	1,744.6	7,518.4
Gross Profit						
Merchandise and services	791.4	413.1	1,204.5	694.1	366.3	1,060.4
Motor fuel	289.3	44.7	334.0	252.0	47.5	299.5
	1,080.7	457.8	1,538.5	946.1	413.8	1,359.9

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $15.1, which will result in a net claim of about $11.3. The net book value of the damaged assets is lower than the net claim. As at February 4, 2007, the Company has received $4.9 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

11. SUBSEQUENT EVENTS

On March 7, 2007, the Company signed an agreement with Star Fuel Marts, LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.

On February 26, 2007, the Company acquired, from Richor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States for an amount of $25.2, excluding direct acquisition costs and inventory.





COUCHE-TARD REVENUES TOP US$12 BILLION FOR 2007
FOURTH QUARTER AND 12-MONTH RESULTS SHOW CONTINUING GROWTH

- Fourth Quarter revenues up 12.6%, net earnings up 4.1%
- 12-week standardized basis: 4th quarter revenues up 22.9%, net earnings up 13.6%
- Annual revenues up 19.0%, net earnings comparable to last year
- 52-week standardized basis: annual revenues up 21.6%, earnings up 1.5%
- Close to US$ 1 billion dollars in capital investment

TSX: ATD.A, ATD.B

Laval, Quebec July 17, 2007 – Canada's convenience store leader Alimentation Couche-Tard Inc. (ACT) today announced revenues of US$3.0 billion for the fourth quarter ended April 29, 2007, an increase of US$333.7 million or 12.6% over 2006. Net earnings for the quarter were US$33.4 million, an increase of 4.1%.

However, year-over-year comparisons are skewed by having 13 weeks in the fourth quarter of 2006 and 53 reporting weeks in the year. Comparing standardized periods of 12 weeks, revenues grew 22.9% and net earnings 13.6%.

The Company ended the fiscal year with total revenues of US$12.1 billion, an increase of US$1.9 billion or 19.0% over 2006. Net earnings for the year totaled US$196.4 million, (US$0.97 per share, or US$0.94 on a diluted basis) compared with US$196.2 million in 2006.

Comparing standardized periods of 52 weeks, revenues increased 21.6% and net earnings 1.5%.

"We are very satisfied with our progress achieved on many fronts this year," said Alain Bouchard, Chairman, President and CEO. "Particularly on the development side with the addition of 506 Company-operated stores, far exceeding our expectations in a much more competitive acquisitions environment . Also, we completed 413 more of our successful IMPACT store conversions. Altogether, we invested close to US$1 billion to foster future earnings growth."

Commenting on the Company's earnings, Bouchard pointed to the impact of two external issues during the year.

"First, the motor fuel business was particularly volatile and competitive and that hurt our sales in the U.S.," he said. "And we posted an unusual income tax expense of US$9.9 million following the adoption of Bill 15. If we exclude that, and consider a standardized motor fuel net margin[1], earnings would have increased over US$35.2 million or 18.2%. This proves that the merchandise and service growth, our most profitable sector, is very healthy".

Highlights of the Fourth Quarter of Fiscal 2007

Business Acquisitions On April 10, 2007, Couche-Tard finalized, with Star Fuel Marts, LLC, the acquisition of 53 Company-operated stores operating under the All Star banner in Oklahoma City in the State of Oklahoma, United States. 42 of the 53 stores are operated under operating leases.

On February 26, 2007, the Company finalized, with Richcor, Inc., the acquisition of 13 Company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States.

On June 5, 2007, subsequent to year-end, Couche-Tard acquired, from Sterling Store, LLC, 28 Company-operated stores operating under the Sterling banner in the northwest region of the State of Ohio, United States.

Growth of the Store Network

	12-week period ended April 29, 2007			52-week period ended April 29, 2007		
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	4,008	1,352	5,360	3,632	1,351	4,983
Acquisitions	66	-	66	421	75	496
Openings / constructions / additions (1)	12	126	138	85	401	486
Closures / withdrawals (2)	(14)	(37)	(51)	(70)	(382)	(452)
Conversions into Company-operated stores	-	-	-	9	(9)	-
Conversions into affiliated stores	-	-	-	(5)	5	-
Number of stores, end of period	4,072	1,441	5,513	4,072	1,441	5,513

(1) The significant increase in affiliated stores results from the addition of the new ConocoPhillips franchises, as mentioned in the 2006 annual report and from new agreements signed with business communities in certain regions.

(2) As mentioned in the quarterly report of the second quarter, the important withdrawal of affiliated stores arises from the decision by SSP Partners not to renew their licence agreement.

IMPACT Program During the fourth quarter, Couche-Tard implemented its IMPACT program in 146 Company-operated stores, bringing its total stores converted under this program to 413 for fiscal 2007. As a result, 51.2% of the Company-operated stores have now been converted to the IMPACT program, which gives the Company considerable opportunity for future internal growth.

Dividends On July 17, 2007, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.03 per share to shareholders on record as at July 26, 2007 and approved its payment for August 3, 2007. This is an eligible dividend within the meaning of the *Income Tax Act*.

[1] The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week and 13-week periods ended		52-week and 53-week periods ended	
	April 29, 2007	April 30, 2006	**April 29, 2007**	April 30, 2006
Average for the period [1]	**0.8633**	0.8695	**0.8789**	0.8417
Period end	**0.8961**	0.8945	**0.8961**	0.8945

[1] Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following tables highlight certain information regarding Couche-Tard's operations for the 12-week and 13-week and for the 52-week and 53-week periods ended April 29, 2007 and April 30, 2006:

(In millions of US dollars, unless otherwise stated)	**12-week period ended April 29, 2007**	Standardized 12-week period ended April 30, 2006	Change in %	13-week period ended April 30, 2006	**52-week period ended April 29, 2007**	Standardized 52-week period ended April 30, 2006	Change in %	53-week period ended April 30, 2006
Statement of Operations Data:								
Merchandise and service revenues [1]:								
United States	**768.7**	644.9	19.2	700.7	**3,116.6**	2,756.2	13.1	2,812.0
Canada	**318.4**	310.5	2.5	338.4	**1,500.4**	1,398.8	7.3	1,426.7
Total merchandise and service revenues	**1,087.1**	955.4	13.8	1,039.1	**4,617.0**	4,155.0	11.1	4,238.7
Motor fuel revenues:								
United States	**1,666.7**	1,264.1	31.8	1,382.4	**6,514.6**	4,926.6	32.2	5,044.9
Canada	**218.8**	199.3	9.8	217.4	**955.8**	855.6	11.7	873.7
Total motor fuel revenues	**1,885.5**	1,463.4	28.8	1,599.8	**7,470.4**	5,782.2	29.2	5,918.6
Total revenues	**2,972.6**	2,418.8	22.9	2,638.9	**12,087.4**	9,937.2	21.6	10,157.3
Merchandise and service gross profit [1]:								
United States	**255.5**	219.3	16.5	238.2	**1,046.9**	913.4	14.6	932.3
Canada	**113.5**	107.2	5.9	116.8	**526.6**	473.5	11.2	483.1
Total merchandise and service gross profit	**369.0**	326.5	13.0	355.0	**1,573.5**	1,386.9	13.5	1,415.4
Motor fuel gross profit:								
United States	**82.8**	55.9	48.1	60.5	**372.1**	307.9	20.9	312.5
Canada	**14.2**	14.7	(3.4)	16.1	**58.9**	62.2	(5.3)	63.6
Total motor fuel gross profit	**97.0**	70.6	37.4	76.6	**431.0**	370.1	16.5	376.1
Total gross profit	**466.0**	397.1	17.4	431.6	**2,004.5**	1,757.0	14.1	1,791.5
Operating, selling, administrative and general expenses	**367.0**	319.8	14.8	347.6	**1,512.4**	1,325.1	14.1	1,352.9
Depreciation and amortization of property and equipment and other assets	**34.4**	24.9	38.2	26.8	**133.8**	105.0	27.4	106.9
Operating income	**64.6**	52.4	23.3	57.2	**358.3**	326.9	9.6	331.7
Net earnings	**33.4**	29.4	13.6	32.1	**196.4**	193.5	1.5	196.2

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

Selected Consolidated Financial Information [Cont'd]

	12-week period ended April 29, 2007	13-week period ended April 30, 2006	Change in %	52-week period ended April 29, 2007	53-week period ended April 30, 2006	Change in %
Other Operating Data:						
Merchandise and service gross margin [1]:						
Consolidated	**33.9%**	34.2%		**34.1%**	33.4%	
United States	**33.2%**	34.0%		**33.6%**	33.2%	
Canada	**35.6%**	34.5%		**35.1%**	33.9%	
Growth of same-store merchandise revenues [2] [3]:						
United States	**3.4%**	4.6%		**3.3%**	5.2%	
Canada	**3.3%**	4.3%		**2.6%**	3.9%	
Motor fuel gross margin:						
United States (cents per gallon) [3]	**13.12**	10.96	19.7	**14.90**	15.14	(1.6)
Canada (Cdn cents per litre)	**4.67**	5.11	(8.6)	**4.31**	5.00	(13.8)
Volume of motor fuel sold [4]:						
United States (millions of gallons)	**671.0**	559.5	19.9	**2,609.0**	2,116.1	23.3
Canada (millions of litres)	**351.0**	361.4	(2.9)	**1,554.5**	1,509.6	3.0
Growth of same-store motor fuel volume [3]:						
United States	**(2.5%)**	5.8%		**2.9%**	6.0%	
Canada	**5.2%**	4.1%		**4.8%**	2.8%	
Per-Share Data:						
Basic net earnings per share (dollars per share)	**0.17**	0.16	6.3	**0.97**	0.97	-
Diluted net earnings per share (dollars per share)	**0.16**	0.15	6.7	**0.94**	0.94	-

	April 29, 2007	April 30, 2006	Change $
Financial position:			
Total assets	**3,043.2**	2,369.2	674.0
Interest-bearing debt	**870.0**	524.1	345.9
Shareholders' equity	**1,145.4**	966.0	179.4
Ratios:			
Net interest-bearing debt/total capitalization [5]	**0.39:1**	0.15:1	
Net interest-bearing debt/EBITDA [6]	**1.48:1**	0.39:1	

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3) For Company-operated stores only. On a 12 and 52-week comparable basis.
(4) Includes volumes of franchisees and dealers.
(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Results

Revenues amounted to $3.0 billion for the 12-week period ended April 29, 2007, up $333.7 million or 12.6%. On a 12-week comparative basis, the Company's revenues posted an increase of $553.8 million or 22.9%.

For fiscal 2007, revenues amounted to $12.1 billion, up $1.9 billion for an increase of 19.0%. On a 52-week comparative basis, the increase is $2.2 billion or 21.6%. Couche-Tard earned 79.7% of its annual revenues in the United States, compared with 77.4% the previous year.

Merchandise and service revenues grew $48.0 million or 4.6% in the fourth quarter of fiscal 2007. On a 12-week comparative basis, the increase is $131.7 million or 13.8%, of which $90.9 million was generated by the stores acquired since the beginning of fiscal 2007. The depreciation of 0.7% of the Canadian dollar against its U.S. counterpart had a negative impact of $1.9 million.

Growth of same-store merchandise revenues in the U.S. (on a 12-week standardized basis) was 3.4% while it was 3.3% in Canada. In the U.S., this growth rate is very satisfactory particularly given that it is in comparison to a particularly hectic period the previous year following the hurricanes. In Canada, the internal growth rate was also very satisfactory given the very competitive markets in Central and Eastern Canada and the growing smuggling of tobacco products. Growth, in both the U.S. and Canada, is partially due to the results from investments in our IMPACT program conversions, as well as from the launch of new products that were well received by customers and from the implementation of our pricing strategies on certain product categories.

For fiscal 2007, the growth in merchandise and service revenues stood at $378.3 million or 8.9%. On a 52-week comparative basis, the increase was $462.0 million or 11.1%, of which $219.1 million was generated by the stores acquired during the year and $67.4 million was generated by the 4.4% appreciation of the Canadian dollar against its U.S. counterpart. Additionally, the increase in same-store merchandise revenues in the United States stood at 3.3% and 2.6% in Canada.

Motor fuel revenues increased $285.7 million or 17.9% for the fourth quarter of fiscal 2007. On a 12-week comparable basis, the increase amounted to $422.1 million or 28.8%. This increase is mainly related to the stores acquired since May 1st, 2006 which generated $381.5 million and by the increase in the average retail price at the pump for the Company-operated stores which explained, based on last year's volume, another $105.9 million. These factors were offset by the decrease of same-store motor fuel volume as mentioned below. The following table shows the average retail pump prices observed over the past 24 months:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 29, 2007					
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	**2.52**
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	**88.42**
53-week period ended April 30, 2006					
United States (US dollars per gallon)	2.18	2.62	2.33	2.30	**2.35**
Canada (Cdn cents per litre)	82.79	95.65	84.61	88.63	**87,71**

In the United States, growth of same-store motor fuel volume (on a 12-week standardized basis) fell 2.5% but rose 5.2% in Canada. In the U.S., in light of the significant and quick increases in the cost of motor fuel in the last weeks of the fiscal year, the Southeast and Florida/Gulf Coast regions markets took the initiative to restore retail prices in their respective markets. This strategy was not always followed by the competition, which had a negative impact on volume. However, the strategy had a positive impact on net earnings. In Canada, the growth is due to the strong economy in Western Canada combined with the successful CAA program in Quebec.

For the full year, motor fuel revenues climbed $1.6 billion or 26.2%. On a 52-week standardized basis, motor fuel revenues increased by $1.7 billion, of which $816.2 million was generated by the stores acquired during fiscal 2007. The increase in pump prices for the Company-operated stores contributed $352.6 million to the total increase while the appreciation of the Canadian dollar generated $42.1 million. Finally, the growth in same-store motor fuel volume was 2.9% in the United States and 4.8% in Canada for reasons similar to those described above and due to the fact that the pricing optimization program in the southwest of the United States is in its second year.

Merchandise and service gross margin during the 12-week period ended April 29, 2007, was 33.9%, slightly under the 34.2% for the corresponding quarter of fiscal 2006. In the United States, the gross margin was 33.2%, down from 34.0% last year but in Canada, it rose to 35.6% for the fourth quarter of fiscal 2007 compared with 34.5% in fiscal 2006. The decrease in the United States margin was due to the following:

- There were more promotional activities introduced due to intense competition in several product categories, including beer, milk and fresh products;
- The tax hike of $8.20-per-carton on tobacco products in Arizona effective as of December 8, 2006, was not fully passed on to consumers;
- Some stores acquired during the year had aggressive price strategies that cannot be modified on a short term period.

However, all these factors were offset by improvements in purchasing terms, changes in the product mix with a focus on higher margin items that target customers' demand more specifically, as well as the implementation of the IMPACT program in an increasing number of stores, including the newly acquired stores. In Canada, the increase can be attributed primarily to improvements in purchasing terms and the change in product mix.

For fiscal 2007, the merchandise and service gross margin reached 34.1%, up from 33.4% for fiscal year 2006. Gross margin in the United States was 33.6%, up from 33.2% last year. In Canada, it stood at 35.1% compared with 33.9%, which represents a significant increase of 1.2%.

Motor fuel gross margin for the Company-operated stores in the United States increased to 13.12¢ per gallon for the fourth quarter of fiscal 2007 compared with 10.96¢ per gallon in the corresponding quarter of the previous year. In Canada, it fell to Cdn4.67¢ per litre compared with Cdn5.11¢ per litre last year. The volatility in margins from one quarter to another tends to stabilize on an annual basis.

For fiscal year 2007, the U.S. motor fuel gross margin fell slightly to 14.90¢ per gallon compared with 15.14¢ per gallon for the previous fiscal year. Canada followed the same trend with the gross margin decreasing to Cdn4.31¢ per litre compared with Cdn5.00¢ per litre.

The following table provides some information related to the motor fuel gross margin of Couche-Tard's Company-operated stores in the United States for the last eight quarters:

(US cents per gallon)

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 29, 2007					
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	**14.90**
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	**3.52**
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	**11.38**
53-week period ended April 30, 2006					
Before deduction of expenses related to electronic payment modes	14.86	17.05	17.63	10.96	**15.14**
Expenses related to electronic payment modes	2.98	3.50	3.24	3.31	**3.26**
After deduction of expenses related to electronic payment modes	11.88	13.55	14.39	7.65	**11.88**

Operating, selling, administrative and general expenses increased 0.3% and 0.8% as a percentage of merchandise and service revenues for the 12 and 52-week periods ended April 29, 2007. These higher costs are mainly due to higher salaries related, in part, to a labour shortage in certain regions, and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales.

Depreciation and amortization of property and equipment and other assets increased primarily from investments made in 2006 and 2007 through acquisitions and the ongoing implementation of the Company's IMPACT program in its network.

Financial expenses were up $5.9 million for the last quarter of fiscal 2007 compared with the quarter ended April 30, 2006. This change is mainly due to an increase in average borrowings, the decrease in the average interest rates and in the interest income generated from the investing of excess cash. For fiscal year 2007, financial expenses rose $14.0 million compared with the corresponding period in fiscal 2006. The increase is due primarily to Couche-Tard's higher average annual interest rate and higher average borrowings.

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the *Quebec Taxation Act*, Couche-Tard posted a $9.9 million **unusual retroactive income tax expense** in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate for fiscal 2007 was 33.52%, which is slightly lower than the rate of 34.09% observed for the preceding fiscal year.

Net earnings for the fourth quarter increased $1.3 million or 4.1% to $33.4 million, resulting in earnings per share of $0.17 or $0.16 on a diluted basis. On a 12-week standardized basis, the increase is $4.0 million or 13.6%.

As merchandise and service revenues generate approximately 80% of the Company's gross margin, Couche-Tard's management considers that an appropriate performance measure for the stores consists in neutralizing the variance of the motor fuel gross margin from one period to another. Therefore, on a comparable motor fuel net margin[1], net earnings would have increased 1.0% on a standardized 12-week basis. This modest increase can be attributed primarily to acquisitions of fiscal 2007. Of the 421 Company-operated stores acquired during the 2007 fiscal year, 62.7% or 264 were acquired during the second half of the year, including Shell's stores, which represents an additional integration challenge with respect to human resources. These

[1] The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

acquisitions have not yet generated their full potential in terms of operating income before depreciation. On the other hand, the depreciation expense and the financial fees related to these acquisitions have been fully recorded to earnings.

Couche-Tard closed fiscal 2007 with net earnings of $196.4 million, which equals $0.97 per share or $0.94 per share on a diluted basis compared with $196.2 million in 2006. On a 52-week comparable basis, net earnings rose $2.9 million or 1.5%. Considering a comparable motor fuel net margin[1] and excluding the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $35.2 million or 18.2% compared with net earnings in fiscal 2006, standardized over 52 weeks.

Liquidity and Capital Resources

Couche-Tard's capital expenditures and acquisitions carried out during the fiscal year 2007 were mainly financed using its excess cash and credit facilities. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.

As at April 29, 2007, $513.2 million was used under the term revolving operating credit and the effective interest rate was 6.23%. Couche-Tard also has a subordinated unsecured debt of $350.0 million and other loans totalling $6.8 million. In addition, Cdn$0.7 million and $16.6 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	12-week and 13-week periods ended			52-week and 53-week periods ended		
	April 29, 2007	April 30, 2006	Change $	**April 29, 2007**	April 30, 2006	Change $
Operating activities						
Cash flows [(1)]	**55.5**	70.4	(14.9)	**328.7**	324.3	4.4
Other	**117.1**	73.2	43.9	**74.3**	77.2	(2.9)
Net cash provided by operating activities	**172.6**	143.6	29.0	**403.0**	401.5	1.5
Investing activities						
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(138.5)**	(102.0)	(36.5)	**(355.6)**	(229.4)	(126.2)
Business acquisitions	**(38.9)**	(37.2)	(1.7)	**(600.6)**	(91.6)	(509.0)
Proceeds from sale and leaseback transactions	**10.1**	5.4	4.7	**35.5**	36.2	(0.7)
Other	**3.5**	(24.7)	28.2	**0.5**	(32.0)	32.5
Net cash used in investing activities	**(163.8)**	(158.5)	(5.3)	**(920.2)**	(316.8)	(603.4)
Financing activities						
Increase in long-term borrowing, net of financial expenses	**-**	-	-	**513.0**	-	513.0
Repayment of long-term debt	**(57.4)**	(1.7)	(55.7)	**(167.2)**	(6.9)	(160.3)
Dividends paid	**(5.2)**	(4.3)	(0.9)	**(19.5)**	(8.7)	(10.8)
Issuance of shares, net of share issue expenses	**0.3**	-	0.3	**1.1**	0.2	0.9
Net cash used in financing activities	**(62.3)**	(6.0)	(56.3)	**327.4**	(15.4)	342.8
Company credit rating						
Standard and Poor's	**BB**	BB		**BB**	BB	
Moody's	**Ba1**	Ba1		**Ba1**	Ba1	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

[1] The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Operating activities During 2007, the cash used in other elements of operating activities is related to the variance in non-cash working capital which results primarily from the increase in accounts receivable due to the expanding network, offset by the increase in accounts payable and income taxes payable, also due to the growing network.

Investing activities Couche-Tard's investments carried out during this quarter were the acquisitions of the Groovin Noovin and All-Star stores, which were added to the Spectrum, Stop-n-Save, Holland Oil, Sparky's and Shell stores acquired during the first three quarters of fiscal 2007. Capital expenditures are primarily related to the ongoing implementation of the Company's IMPACT program throughout its network, new constructions, as well as the replacement of equipment in some of its stores to enhance the offering of products and services.

Financing activities Fiscal 2007 was marked by a net increase of $345.9 million in long-term debt on its balance sheet used to finance its investments. The Company also paid out $19.5 million in dividends.

Financial Position

As demonstrated by the indebtedness ratios included in the "Selected Consolidated Financial Information" section and by the cash flows, Couche-Tard has an excellent financial position.

The increase in total assets is mainly attributable to the $657.5 million increase in property and equipment, the $128.0 million increase in goodwill, the $59.8 million increase in inventories and the decrease of $189.8 million in cash and cash equivalents, which are primarily the result of the acquisitions carried out during the year.

Summary of Quarterly Results

(In millions of US dollars except for per share data, unaudited)	52 weeks ended April 29, 2007				53 weeks ended April 30, 2006			
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks
Revenues	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	99.0	125.0	149.2	118.9	84.0	128.2	115.6	110.8
Depreciation and amortization of property and equipment and other assets	34.4	43.3	28.3	27.8	26.8	33.4	24.0	22.7
Operating income	64.6	81.7	120.9	91.1	57.2	94.8	91.6	88.1
Financial expenses	14.4	16.6	8.5	8.5	8.5	10.8	7.5	7.2
Net earnings	33.4	43.7	74.7	44.6	32.1	54.5	55.5	54.1
Net earnings per share								
Basic	$0.17	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27
Diluted	$0.16	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26

Outlook

"During fiscal 2008, we will pursue our investments in order to deploy our IMPACT program in approximately 400 stores in addition to the construction of approximately 60 new stores. These investments, in addition to the other capital expenditures, will amount to approximately $300.0 million, which we plan to finance with our net cash provided by operating activities. In terms of acquisitions, our objective is to purchase approximately 250 stores and we believe we have the structure and the teams to do so. In line with our business model, we will continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our growing clientele. On a comparable motor fuel net margin basis, we are confident that we will increase our results significantly in the coming year," stated Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,513 convenience stores, 3,413 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard's retail convenience network and service centers.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on July 17, 2007 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-733-7571 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available July 17, 2007 from 4:30 p.m. until July 24, 2007 at 11:59 p.m., by dialing 1-877-289-8525 – **access code 21237553 followed by the # key.** Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the periods ended	**12 weeks April 29, 2007**	13 weeks April 30, 2006	**52 weeks April 29, 2007**	53 weeks April 30, 2006
	$	$	**$**	$
Revenues	**2,972.6**	2,638.9	**12,087.4**	10,157.3
Cost of sales	**2,506.6**	2,207.3	**10,082.9**	8,365.8
Gross profit	**466.0**	431.6	**2,004.5**	1,791.5
Operating, selling, administrative and general expenses	**367.0**	347.6	**1,512.4**	1,352.9
Depreciation and amortization of property and equipment and other assets	**34.4**	26.8	**133.8**	106.9
	401.4	374.4	**1,646.2**	1,459.8
Operating income	**64.6**	57.2	**358.3**	331.7
Financial expenses	**14.4**	8.5	**48.0**	34.0
Earnings before income taxes	**50.2**	48.7	**310.3**	297.7
Income taxes (Note 4)	**16.8**	16.6	**113.9**	101.5
Net earnings	**33.4**	32.1	**196.4**	196.2
Net earnings per share (Note 5)				
Basic	**0.17**	0.16	**0.97**	0.97
Diluted	**0.16**	0.15	**0.94**	0.94
Weighted average number of shares (in thousands)	**202,180**	202,038	**202,119**	202,030
Weighted average number of shares – diluted (in thousands)	**208,230**	208,183	**208,206**	207,662
Number of shares outstanding at end of period (in thousands)	**202,335**	202,040	**202,335**	202,040

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the periods ended	**52 weeks April 29, 2007**	53 weeks April 30, 2006
	$	$
Balance, beginning of period	**9.4**	5.6
Stock-based compensation (Note 7)	**4.2**	3.8
Fair value of stock options exercised	**(0.2)**	-
Balance, end of period	**13.4**	9.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the periods ended	**52 weeks April 29, 2007**	53 weeks April 30, 2006
	$	$
Balance, beginning of period	**505.0**	317.5
Net earnings	**196.4**	196.2
	701.4	513.7
Dividends	**(19.5)**	(8.7)
Balance, end of period	**681.9**	505.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	**12 weeks April 29, 2007**	13 weeks April 30, 2006	**52 weeks April 29, 2007**	53 weeks April 30, 2006
	$	$	**$**	$
Operating activities				
Net earnings	**33.4**	32.1	**196.4**	196.2
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**27.0**	26.9	**114.4**	99.2
(Gain) loss on disposal of property and equipment and other assets	**(2.9)**	4.5	**(3.8)**	2.1
Future income taxes	**(2.0)**	6.9	**21.7**	26.8
Deferred credits	**3.1**	3.6	**30.5**	15.2
Other	**5.4**	8.3	**13.1**	4.8
Changes in non-cash working capital	**108.6**	61.3	**30.7**	57.2
Net cash provided by operating activities	**172.6**	143.6	**403.0**	401.5
Investing activities				
Purchase of property and equipment	**(142.7)**	(102.0)	**(373.4)**	(245.3)
Business acquisitions (Note 3)	**(38.9)**	(37.2)	**(600.6)**	(91.6)
Proceeds from sale and leaseback transactions	**10.1**	5.4	**35.5**	36.2
Proceeds from disposal of property and equipment and other assets	**4.2**	-	**17.8**	15.9
Deposit reimbursement on business acquisition	**2.4**	-	**-**	-
Decrease (increase) in other assets	**1.1**	(3.7)	**(15.6)**	(7.0)
Temporary investments	**-**	(21.0)	**21.1**	(21.0)
Liabilities related to business acquisitions	**-**	-	**(5.0)**	(4.0)
Net cash used in investing activities	**(163.8)**	(158.5)	**(920.2)**	(316.8)
Financing activities				
Repayment of long-term debt (Note 2)	**(57.4)**	(1.7)	**(167.2)**	(6.9)
Dividends paid	**(5.2)**	(4.3)	**(19.5)**	(8.7)
Issuance of shares, net of share issue expenses	**0.3**	-	**1.1**	0.2
Increase in long-term debt, net of financing costs (Note 2)	**-**	-	**513.0**	-
Net cash (used in) provided by financing activities	**(62.3)**	(6.0)	**327.4**	(15.4)
Effect of exchange rate fluctuations on cash and cash equivalents	**4.1**	3.0	**-**	9.5
Net (decrease) increase in cash and cash equivalents	**(49.4)**	(17.9)	**(189.8)**	78.8
Cash and cash equivalents, beginning of period	**191.1**	349.4	**331.5**	252.7
Cash and cash equivalents, end of period	**141.7**	331.5	**141.7**	331.5
Supplemental information:				
Interest paid	**7.9**	2.7	**50.6**	36.8
Income taxes paid	**18.7**	10.9	**57.7**	42.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at April 29, 2007 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	141.7	331.5
Temporary investments	-	21.4
Accounts receivable	199.0	153.0
Income taxes receivable	-	0.7
Inventories	382.1	322.3
Prepaid expenses	13.5	15.2
Future income taxes	22.7	18.9
	759.0	863.0
Property and equipment	1,671.6	1,014.1
Goodwill	373.8	245.8
Trademarks and licenses	168.7	175.4
Deferred charges	25.8	28.2
Other assets	43.4	42.1
Future income taxes	0.9	0.6
	3,043.2	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	740.3	681.8
Income taxes payable	46.6	-
Current portion of long-term debt	0.5	8.0
Future income taxes	0.1	0.1
	787.5	689.9
Long-term debt	869.5	516.1
Deferred credits and other liabilities	161.9	127.2
Future income taxes	78.9	70.0
	1,897.8	1,403.2
Shareholders' equity		
Capital stock	352.3	351.0
Contributed surplus	13.4	9.4
Retained earnings	681.9	505.0
Cumulative translation adjustments	97.8	100.6
	1,145.4	966.0
	3,043.2	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer's sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and renewable credit facilities.

The new credit agreement consists of a revolving unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to a five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0, as at April 29, 2007. The credit facility is available in the following forms:

- A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and
- An unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Stand-by fees, which vary based on a ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees, the variable margin used to determine the interest rate applicable to amounts borrowed and stand-by fees are determined according to a leverage ratio of the Company.

Under the new credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at April 29, 2007, an amount of $513.2 was used under the revolving operating credit and the effective interest rate was 6.23%. In addition, Cdn$0.7 and $16.6 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the 52-week period ended April 29, 2007, the Company made the following business acquisitions:

- effective April 10, 2007, acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores operated under operating leases;
- effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;
- effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;
- effective October 30, 2006: the Company purchased, from Sparky's Oil Company, 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States;
- effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;
- effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $600.6, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

	$
Tangible assets acquired	
Inventories	35.3
Property and equipment	461.2
Other assets	1.3
Total tangible assets	497.8
Liabilities assumed	
Accounts payable and accrued liabilities	5.3
Deferred credits and other liabilities	6.8
Total liabilities	12.1
Net tangible assets acquired	485.7
Non-compete agreement	1.0
Trademark	0.4
Goodwill	113.5
Total consideration paid, including direct acquisition costs	600.6

The Company expects that approximately $50.0 of the goodwill related to these transactions will be deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 52-week period ended April 29, 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. NET EARNINGS PER SHARE

	12-week period ended April 29, 2007			13-week period ended April 30, 2006		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	33.4	202,180	0.17	32.1	202,038	0.16
Dilutive effect of stock options		6,050	(0.01)		6,145	(0.01)
Diluted net earnings available for Class A and B shareholders	33.4	208,230	0.16	32.1	208,183	0.15

	52-week period ended April 29, 2007			53-week period ended April 30, 2006		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	196.4	202,119	0.97	196.2	202,030	0.97
Dilutive effect of stock options		6,087	(0.03)		5,632	(0.03)
Diluted net earnings available for Class A and B shareholders	196.4	208,206	0.94	196.2	207,662	0.94

A total of 504,996 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 52-week periods ended April 29, 2007. There are 170,000 stock options excluded from the calculation for the 13 and 52-week periods ended April 30, 2006.

6. CAPITAL STOCK

As at April 29, 2007, the Company has 56,175,312 (56,388,652 as at April 30, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 146,159,574 (145,651,434 as at April 30, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at April 29, 2007, 9,326,866 (9,252,380 as at April 30, 2006) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until February 7, 2017, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Five series of stock options totaling 388,100 stock options at exercise prices ranging from Cdn$25.09 to Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12 and 52-week periods ended April 29, 2007, the stock-based compensation costs amount to $1.4 and $4.2, respectively. For the 13 and 53-week periods ended April 30, 2006, the stock-based compensation costs amount to $0.8 and $3.8, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.14%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend of Cdn$0.03 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.64 (Cdn$8.65 as at April 30, 2006). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

(in millions of US dollars, except per share amounts, unaudited)

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 52-week periods ended April 29, 2007, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.1 and $5.2, respectively. For the corresponding 13 and 53-week periods ended April 30, 2006, the expense is $0.7 and $4.2, respectively. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

9. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period ended April 29, 2007			13-week period ended April 30, 2006		
	United States	**Canada**	**Total**	United States	Canada	Total
	$	**$**	**$**	$	$	$
External customer revenues [(a)]						
Merchandise and services	**768.7**	**318.4**	**1,087.1**	700.7	338.4	1,039.1
Motor fuel	**1,666.7**	**218.8**	**1,885.5**	1,382.4	217.4	1,599.8
	2,435.4	**537.2**	**2,972.6**	2,083.1	555.8	2,638.9
Gross Profit						
Merchandise and services	**255.5**	**113.5**	**369.0**	238.2	116.8	355.0
Motor fuel	**82.8**	**14.2**	**97.0**	60.5	16.1	76.6
	338.3	**127.7**	**466.0**	298.7	132.9	431.6
Property and equipment and goodwill [(a)]	**1,572.0**	**473.4**	**2,045.4**	795.7	464.2	1,259.9

	52-week period ended April 29, 2007			53-week period ended April 30, 2006		
	United States	**Canada**	**Total**	United States	Canada	Total
	$	**$**	**$**	$	$	$
External customer revenues [(a)]						
Merchandise and services	**3,116.6**	**1,500.4**	**4,617.0**	2,812.0	1,426.7	4,238.7
Motor fuel	**6,514.6**	**955.8**	**7,470.4**	5,044.9	873.7	5,918.6
	9,631.2	**2,456.2**	**12,087.4**	7,856.9	2,300.4	10,157.3
Gross Profit						
Merchandise and services	**1,046.9**	**526.6**	**1,573.5**	932.3	483.1	1,415.4
Motor fuel	**372.1**	**58.9**	**431.0**	312.5	63.6	376.1
	1,419.0	**585.5**	**2,004.5**	1,244.8	546.7	1,791.5

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. SUBSEQUENT EVENTS

On June 5, 2007, the Company acquired, from Sterling Stores, LLC, 28 company-operated stores. These stores are operating under the Sterling banner in northwest Ohio, United States.

RECEIVED
2007 AUG 23 A 5:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



PRESS RELEASE

Couche-Tard Launches its Share Repurchase Program

ATD.A, ATD.B / TSX

Laval, Québec, August 3, 2007 – Alimentation Couche-Tard Inc. announced that The Toronto Stock Exchange has approved its share repurchase program, authorizing the Company to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). The average daily trading volume for the 6-month period preceding July 27, 2007, represents 8,001 Class A multiple voting shares and 534,247 Class B subordinate voting share. In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of 25% of these averages may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis. If market conditions permit, the Company presently anticipates that it will acquire up to 2,808,765 Class A multiple voting shares and up to 7,332,066 Class B subordinate voting shares, which numbers represent approximately 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares issued and outstanding as of July 27, 2007.

The Company may purchase Class A multiple voting shares and Class B subordinate voting shares on the open market through the facilities of The Toronto Stock Exchange, from time to time, over the course of twelve months commencing August 8, 2007 and ending on August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated or not with a petroleum company) in terms of number of stores. Couche-Tard currently operates a network of 5,513 convenience stores, 3,413 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 29 States and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard's retail convenience network and executive and administrative offices.

-30-

Source

Alain Bouchard, Chairman, President and Chief Executive Officer
Tel: (450) 662-3272
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272

info@couche-tard.com
www.couche-tard.com

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 25.

ONTARIO SECURITIES COMMISSION
FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **ALIMENTATION COUCHE-TARD INC.**

Fiscal year end date used to calculate capitalization: **April 29, 2007**

Market value of equity securities: **CLASS A MULTIPLE VOTING SHARES**
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 56,175,312 (i)

Simple average of the closing price of that class or series as of the last trading Day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — 24.91 (ii)

Market value of class or series — (i) x (ii) = $ 1,399,327,021 (A)

Market value of equity securities: **CLASS B SUBORDINATE VOTING SHARES**
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 146,159,574 (i)

Simple average of the closing price of that class or series as of the last trading Day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — $ 26.74 (ii)

Market value of class or series — (i) x (ii) = $ 3,908,307,008 (B)

Market value of other securities: — N.A. (C)
(Provide details of how determination was made)

(Repeat for each class or series of securities) — N.A. (D)

Capitalization
(add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $ 5,307,634,029

Participation Fee — **$ 38,300**

New reporting issuer's reduced participation fee, if applicable
(see section 2.6 of the Rule)

Participation Fee x Number of entire months remaining in the issuer's fiscal year / 12 — N.A.

Late Fee, if applicable
(As determined under section 2.5 of the Rule) — N.A.

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 26.

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: *Alimentation Couche-Tard Inc.*

Selling security holder

2. Your name: *Réal Plourde*

3. The offices or positions you hold in the reporting issuer:

Director and Executive Vice-President and Chief Operating Officer

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? *No*

5. Number and class of securities of the reporting issuer you beneficially own:

- *688,802 Class A Multiple Voting Shares;*
- *893,600 Class B Subordinate Voting Shares;*
- *1,570,000 Stock Options on Class B Subordinate Voting Shares; and*
- *indirect holding on 491,118 Class A Multiple Voting Shares representing a 1.64% interest held in a holding company "Développements Orano Inc." which owns directly 29 946 264 Class A Multiple Voting Shares of Alimentation Couche-Tard Inc.*

Distribution

6. Number and class of securities you propose to sell:

20,000 Class B Subordinate Voting Shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

To be sold on the Toronto Stock Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

April 11, 2007

(s) *Réal Plourde*

Réal Plourde

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 27.


Couche-Tard


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy – Annual General Meeting to be held on September 5, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., EDT on Friday, September 4, 2007.

+ +

Appointment of Proxyholder

I/We being holder(s) of The Company hereby appoint: Alain Bouchard, or failing him/her Richard Fortin, or failing him/her Réal Plourde,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Alimentation Couche-Tard Inc. to be held at Hotel Sheraton, Salle des congrès, Laval Room 1, 2440 Autoroute des Laurentides, Ville de Laval, province of Québec, on Wednesday September 5, 2007 at 11 o'clock (local time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

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	For	**Withhold**
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	**Withhold**
Appointment of RAYMOND CHABOT GRANT THORNTON LLP. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■ 0 2 9 7 8 4 A R 2 T T Q Q +

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 28.

RECEIVED
2007 AUG 23 A 5:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

WHEN TO FILE: Every issuer shall file a draft Notice of Intention to Make a Normal Course Issuer Bid once the issuer is prepared to declare that it has a present intention to acquire its securities. A notice is not to be filed if the issuer does not have a present intention to purchase its securities.

HOW: Via TSX SecureFile or via email to listedissuers@tsx.com or via fax for issuers reporting to:
Toronto TSX Office: 416-947-4547
Montreal TSX Office: 514-788-2421
Calgary Office: 403-237-0450
Vancouver Office: 604-844-7502

QUESTIONS: Email to listedissuers@tsx.com or contact the Manager who is responsible for the Issuer or call, for issuers reporting to:
Toronto TSX Office: 416-947-4523
Montreal TSX Office: 514-788-2451
Calgary Office: 403-237-2800
Vancouver Office: 604-643-6599

NOTE: When the draft notice is in a form acceptable to TSX, the issuer shall file the notice in final form, duly executed by a senior officer or director of the issuer, for acceptance by TSX. The final form of the notice must be filed at least two (2) clear trading days prior to the commencement of any purchases under the NCIB.

BEST AVAILABLE COPY

© 2007, TSX Group Inc.

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

1. **Securities Sought:**

(a) class of securities: Class A Multiple Voting Shares (the "Multiple Voting Shares") and Class B Subordinate Voting Shares ("Subordinate Voting Shares") of Alimentation Couche-Tard Inc. (the "Issuer").

(b) total number of securities:

(i) issued and outstanding as at July 27, 2007: 56,175,312 Multiple Voting Shares and 146,641,334 Subordinate Voting Shares

(ii) if applicable, the total public float : N/A

(c) percentage of securities that the NCIB is for:

(i) % of issued and outstanding (maximum 5%): 5%
(ii) % of the public float, as the case may be(maximum 10%): N/A

(d) maximum number of securities that may be acquired under the NCIB:

2,808,765 Multiple Voting Shares and 7,332,066 Subordinate Voting Shares which will be cancelled following their repurchase.

(e) where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought:

2,808,765 Multiple Voting Shares and 7,332,066 Subordinate Voting Shares

(f) is the issuer an investment fund: No
If the answer is NO, the average daily trading volume for six months prior to date hereof:

ATD.A = 8,001
ATD.B = 534,247

(g) if the issuer has a class of restricted securities:

(i) a description of the voting rights of all equity securities:

The authorized share capital of the Issuer consists of an

© 2007, TSX Group Inc.

unlimited number of first preferred shares, issuable in series, an unlimited number of second preferred shares, issuable in series, an unlimited number of Multiple Voting Shares and an unlimited number of Subordinate Voting Shares.

The Multiple Voting Shares entitle the holders thereof to 10 votes per share (except as set out below) and the Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of shareholders of the Issuer.

The Multiple Voting Shares entitle holders thereof to one vote per share with respect to the following matters: (i) the amalgamation of the Issuer with any other corporation other than one or more of the Issuer's subsidiaries; (ii) the sale, lease, transfer or other disposition (other than in the ordinary course of business) of all or substantially all of the assets of the Issuer to any corporation other than to one or more of the Issuer's subsidiaries; or (iii) the voluntary liquidation, dissolution or winding-up of the Issuer.

(ii) if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

2. **Duration:** State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (ie. May 1, 2004 to April 30, 2005):

Between August 8, 2007 and ending on the earlier of:

i) August 7, 2008; or

ii) that date on which the company will purchase of the maximum number of Class A multiple voting shares and the Class B subordinate voting shares specified hereafter.

3. **Method of Acquisition:** State the following:

(a) that purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made:

Purchases pursuant to the NCIB will be effected through the facilities of the TSX and, subject as herein provided, at such times

© 2007, TSX Group Inc.

and in such numbers to be determined by the Issuer's management, in accordance with the policies and rules of the TSX.

(b) that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

The purchase and payment for the Multiple Voting Shares and Subordinate Voting Shares will be made by the Issuer in accordance with the requirements of TSX.

(c) that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

The price the Issuer will pay for any such Multiple Voting Shares or Subordinate Voting Shares will be the market price of such Multiple Voting Shares or Subordinate Voting Shares, as the case may be, at the time of acquisition.

However, pursuant to the articles of the Issuer, the price paid for the Multiple Voting Shares may not exceed 115% of the last independent trade of a board lot of Subordinate Voting Shares. If that were to be the case, the Issuer would suspend its NCIB with respect to the Multiple Voting Shares until the price that would be paid for the Multiple Voting Shares is less than 115% of the price of the last independent trade of a board lot of Subordinate Voting Shares.

(d) whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

The Issuer does not presently intend to purchase Multiple Voting Shares or Subordinate Voting Shares other than by means of open market transactions during the period that the NCIB is open.

4. **Consideration Offered:** State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:

There are no restrictions on the price to be paid for the Multiple Voting Shares or Subordinate Voting Shares to be purchased pursuant to the NCIB. The funds to purchase the Multiple Voting Shares and Subordinate Voting Shares pursuant to the NCIB will be provided from the general funds of the Issuer. However, pursuant to the articles of the Issuer, the price paid for the Multiple Voting Shares may not exceed 115% of the last independent trade of a board lot of Subordinate Voting Shares. If that

© 2007, TSX Group Inc.

were to be the case, the Issuer would suspend its NCIB with respect to the Multiple Voting Shares until the price that would be paid for the Multiple Voting Shares is less than 115% of the price of the last independent trade of a board lot of Subordinate Voting Shares. Save as herein mentioned, there are no restrictions on the NCIB.

5. **Reasons for the NCIB:** State the purpose or business reasons for the NCIB:

   The directors of the Issuer have concluded that purchases of up to 2,808,765 of the issued and outstanding Multiple Voting Shares and 7,332,066 of the issued and outstanding Subordinate Voting Shares of the Issuer under the NCIB are an appropriate and desirable investment for the Issuer and, therefore, would be in the best interests of the Issuer. As a result of such purchases under the NCIB, the number of issued Multiple Voting Shares and Subordinate Voting Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders with respect to each class will be increased on a *pro rata* basis.

6. **Valuation:** Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

   To the knowledge of the directors and officers of the Issuer after reasonable inquiry, no independent appraisal or valuation or material non-independent appraisal or valuation regarding the Issuer, its material assets or securities has been prepared within the two years preceding the date of this notice.

7. **Previous Purchases:** Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the following:
   (a) method of acquisition: N/A

   (b) the number of securities purchased: N/A

   (c) the weighted average price paid: N/A

8. **Persons Acting Jointly or In Concert with the Issuer:** Disclose the

© 2007, TSX Group Inc.

identity of any party acting jointly or in concert with the issuer:
To the knowledge of the Issuer, no person is acting jointly or in concert with the Issuer in connection with the NCIB.

9. **Acceptance by Insiders, Affiliates and Associates:**

(a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

To the knowledge of the Issuer and after reasonable inquiry, no director or senior officer of the Issuer, nor any associate of the foregoing, nor any person or corporation holding 10% or more of any class of equity securities of the Issuer, nor any person or corporation acting jointly or in concert with the Issuer intends to sell Multiple Voting Shares or Subordinate Voting Shares during the course of the NCIB. It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of options to purchase Subordinate Voting Shares of the Issuer under the stock option plan of the Issuer or as personal circumstances or decisions unrelated to the existence of the NCIB determine.

It is the Issuer's policy in connection with the NCIB to require that any broker who acts simultaneously for the vendor of Multiple Voting Shares or Subordinate Voting Shares and the Issuer certify that such vendor is not a director, officer or other insider of the Issuer.

The Issuer does not have any contract, arrangement or understanding, formal or informal, with any holder of Multiple Voting Shares or Subordinate Voting Shares with respect to its proposed purchase of Multiple Voting Shares or Subordinate Voting Shares under the NCIB.

(b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: N/A

10. **Benefits from the NCIB:** State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other security holder who sells or does not sell:

There will be no benefits to any party mentioned in item 9 that do not

© 2007, TSX Group Inc.

accrue to all holders of the Multiple Voting Shares or Subordinate Voting Shares, as applicable.

11. **Material Changes in the Affairs of the Issuer:** Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

    The directors and officers of the Issuer are not aware of any undisclosed material changes or plans or proposals for material changes in the affairs of the Issuer.

12. **Participating Organization Information:**
    (a) Name of broker: National Bank Financial

    (b) Name of registered representative: Frédéric Girard

    (c) Address of broker: 1155 Metcalfe, 5th Floor, Montréal (Québec) H3B 4S9

    (d) Fax number: (514) 879-3708

13. **Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:**

    The directors and officers of the Issuer are not aware of such significant information.

14. **Certificate**: The undersigned, a director or senior officer of the issuer duly authorized by the issuer's board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual . This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED on the 3rd day of August, 2007.

(s) *Richard Fortin*
NAME: Richard Fortin
TITLE: Executive Vice-President and Chief Financial Officer

© 2007, TSX Group Inc.

Alimentation Couche-Tard
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

ANNEX A

Point 29.

LOI SUR LES VALEURS MOBILIÈRES (QUÉBEC)
AVIS SELON L'ARTICLE 189.1.3 DU RÈGLEMENT

RECEIVED
2007 AUG 23 A 5: 3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1. **Dénomination et adresse du siège social de la société visée:**

   Alimentation Couche-Tard inc.
   1600, boul. St-Martin est
   Tour B, bureau 200
   Laval (Québec)
   H7G 4S7

2. **Nom et adresse de l'initiateur:**

   Voir 1 ci-haut.

3. **Désignation des titres qui font l'objet de l'offre:**

   actions à vote multiple catégorie A (les "actions à vote multiple")
   actions à droit de vote subalterne catégorie B (les "actions à droit de vote subalterne")

4. **Date de l'offre:**

   Date de l'avis d'intention: Le 3 août 2007

5. **Nombre maximal de titres de la catégorie sur laquelle porte l'offre:**

   2 808 765 actions à vote multiple
   7 332 066 actions à droit de vote subalterne

6. **Valeur, en monnaie canadienne, de la contrepartie offerte par titre:**

   Cours de clôture le 3 août 2007 à la Bourse de Toronto:
   - actions à vote multiple: 20,40 $
   - actions à droit de vote subalterne: 20,30 $

7. **Droit payable sur l'offre:**

   10 306,99 $

DATÉ le 7 août 2007.

ALIMENTATION COUCHE-TARD INC.

(s) *Richard Fortin*
Richard Fortin
Vice-président exécutif et
chef de la direction financière


Couche-Tard

RECEIVED

For the 12-week period
ended July 23, 2006

Quarterly Report 1

Management's Discussion and Analysis

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance during the first quarter for the fiscal year that will end April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's 2006 Annual Report (the 2006 Annual Report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com *and on the SEC's website at* www.sec.gov.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the *U.S. Private Securities Litigation Reform Act of 1995*. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at August 29, 2006 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in the 2006 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the most profitable public company in the industry and the second-largest independent convenience store operator (not integrated with a petroleum company) in terms of number of stores. Finally, we are the third-largest convenience store operator in North America.

We operate 5,114 convenience stores throughout our North American network, including 3,180 stores with motor fuel dispensing. We are present in eight North American markets, including five in the United States covering 23 states and three in Canada covering seven provinces and territories. Over 38,000 people are employed throughout our network.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship with them while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems from the success of our business model, which is based on a

decentralized management structure and operational expertise, which benefits from our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in our proprietary brand products as well as our IMPACT program and store technology.

The convenience store sector is fragmented. Approximately 25% of the 138,200 stores located in the United States are operated by ten main players. Our industry is in a consolidation and restructuring phase following the indebtedness of several small operators since the 1990's, stiff competition and major fluctuations in motor fuel margins. We are participating in this process through our acquisitions and we believe that it is still possible for well-capitalized, established industry participants such as Couche-Tard to grow through mergers and acquisitions.

Main Accounting Estimates, Changes in Accounting Principles and Consolidated Income Statement Categories

No major changes occurred in the quarter ended July 23, 2006 with respect to this information. For further details, please consult the 2006 Annual Report.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended	
	July 23, 2006	July 17, 2005
Average for period [1]	**0.8966**	0.8042
Period end	**0.8784**	0.8192

[1] Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the First Quarter

Business acquisitions

Effective June 12, 2006, we purchased, from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 Company-operated stores operating, for the majority, under the Spectrum banner in the States of Alabama and Georgia in the United States for a cash consideration of $139.9 million.

Dividends

In line with our dividend policy, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the fourth quarter of 2006, which was paid on July 31, 2006. Subsequent to the end of the first quarter of 2007, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, payable on September 18, 2006.

Outstanding shares and stock options

As at August 22, 2006, Couche-Tard had 56,185,812 Class A multiple voting shares and 145,862,474 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,299,780 outstanding stock options for the purchase of Class B subordinate voting shares.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 12-week periods ended July 23, 2006 and July 17, 2005:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			
	July 23, 2006	July 17, 2005	Change	
Statement of Operations Data:				
Merchandise and service revenues [1]:				
United States	**705.5**	653.3	52.2	8.0%
Canada	**387.7**	337.4	50.3	14.9%
Total merchandise and service revenues	**1,093.2**	990.7	102.5	10.3%
Motor fuel revenues:				
United States	**1,520.7**	1,009.9	510.8	50.6%
Canada	**243.2**	181.7	61.5	33.8%
Total motor fuel revenues	**1,763.9**	1,191.6	572.3	48.0%
Total revenues	**2,857.1**	2,182.3	674.8	30.9%
Merchandise and service gross profit [1]:				
United States	**237.2**	212.9	24.3	11.4%
Canada	**135.4**	115.0	20.4	17.7%
Total merchandise and service gross profit	**372.6**	327.9	44.7	13.6%
Motor fuel gross profit:				
United States	**70.3**	67.6	2.7	4.0%
Canada	**15.4**	13.3	2.1	15.8%
Total motor fuel gross profit	**85.7**	80.9	4.8	5.9%
Total gross profit	**458.3**	408.8	49.5	12.1%
Operating, selling, administrative and general expenses	**339.4**	298.0	41.4	13.9%
Depreciation and amortization of property and equipment and other assets	**27.8**	22.7	5.1	22.5%
Operating income	**91.1**	88.1	3.0	3.4%
Net earnings	**44.6**	54.1	(9.5)	(17.6%)
Other Operating Data:				
Merchandise and service gross margin [1]:				
Consolidated	**34.1%**	33.1%	1.0%	
United States	**33.6%**	32.6%	1.0%	
Canada	**34.9%**	34.1%	0.8%	
Growth of same-store merchandise revenues [2] [3]:				
United States	**4.7%**	5.6%		
Canada	**2.9%**	5.2%		
Motor fuel gross margin :				
United States (cents per gallon) [3]	**13.60**	14.86	(1.26)	(8.5%)
Canada (Cdn cents per litre)	**4.75**	4.76	(0.01)	(0.2%)
Volume of motor fuel sold [4]:				
United States (millions of gallons)	**534.9**	467.4	67.5	14.4%
Canada (millions of litres)	**361.7**	348.0	13.7	3.9%
Growth of same-store motor fuel volume [3]:				
United States	**3.6%**	10.3%		
Canada	**3.4%**	5.1%		
Per-Share Data:				
Basic net earnings per share (dollars per share)	**0.22**	0.27	(0.05)	(18.5%)
Diluted net earnings per share (dollars per share)	**0.21**	0.26	(0.05)	(19.2%)
	July 23, 2006	April 30, 2006	Change	
Financial position:				
Total assets	**2 422.1**	2,369.2	52.9	2.2%
Interest-bearing debt	**522.3**	524.1	(1.8)	(0.3%)
Shareholders' equity	**998.8**	966.0	32.8	3.4%
Ratios:				
Net interest-bearing debt/total capitalization [5]	**0.20:1**	0.15:1		
Net interest-bearing debt/EBITDA [6]	**0.56:1** [7]	0.39:1		

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7) This ratio is standardized over one year. It includes the results of the first quarter for the fiscal year that will end April 29, 2007 as well as the results of the second, third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results for the First Quarter of 2007

The following table presents certain information regarding changes in our stores over the 12-week period ended July 23, 2006:

	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of quarter	3,632	1,351	4,983
Acquired	90	-	90
Opened / built	8	53	61
Closed	(11)	(9)	(20)
Converted into affiliated stores	(3)	3	-
Number of stores, end of quarter	3,716	1,398	5,114

During the quarter, we also implemented our IMPACT program in 39 Company-operated stores. As a result, 47.4% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable flexibility for future internal growth. The decrease in this ratio compared with the information published as at April 30, 2006 is related to the stores acquired during the quarter, that have not yet been renovated.

Revenues

Our **revenues** amounted to $2.9 billion for the 12-week period ended July 23, 2006, up $674.8 million, an increase of 30.9% of which $52,8 million are related to the Spectrum acquisition.

The growth of **merchandise and service revenues** was $102.5 million or 10.3%, of which $40.0 million are related to an appraisal of 11.5% of the Canadian dollar against it's counterpart. **In the United States, growth of same-store merchandise revenues** was 4.7 % while it was 2.9% **in Canada**. The cigarettes, beverages and food services categories recorded the most significant increases, with combined growth of $55.0 million. Energy drinks and water posted the sharpest increase in the beverage category. With an increasing number of beer caves in the U.S. market, this category was also able to record constant growth in sales. We also continue to benefit from our pricing and product mix strategies, as well as the ongoing implementation of our IMPACT program throughout our network. Nevertheless, poor weather in Canada during six weeks of the quarter slowed sales to a certain degree.

Motor fuel revenues increased $572.3 million or 48.0% of which $324.8 million arise from a higher average retail price at the pump in both United States and Canada for our Company-operated stores as presented in the table below, commencing with the second quarter of the fiscal year ended April 30, 2006:

Quarter	2nd	3rd	4th	1st	Weighted average
53-week period ended July 23, 2006					
United States (US dollars per gallon)	2.62	2.33	2.30	**2.86**	2.51
Canada (Cdn cents per litre)	95.65	84.61	88.63	**96.08**	90.82
52-week period ended July 17, 2005					
United States (US dollars per gallon)	1.86	1.91	2.07	**2.18**	2.00
Canada (Cdn cents per litre)	76.53	73.79	78.60	**82.79**	77.68

In the United States, the growth of same-store motor fuel volume was 3.6% in the first quarter of fiscal 2007 while it was 3.4% **in Canada**. These growths mainly reflect our selective pricing strategies implemented in certain areas of the United States to increase sales volume partially offset by the volatile nature of the motor fuel business and by strong competition in some regions.

Gross Profit

The merchandise and service gross margin was 34.1%, up from 33.1% in the same quarter of fiscal 2006. The gross margin **in the United States** was 33.6%, up from 32.6% for the quarter ended July 17, 2005. **In Canada**, it was 34.9% compared with 34.1% for the same quarter of fiscal 2006. In both our U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of our IMPACT program in an increasing number of our stores are behind the increase in gross margin. However, the increase in gross margin in the United States and Canada was also affected by our pricing strategies on certain product categories designed to increase volume.

With respect to **motor fuel gross margin**, it decreased to 13.60¢ per gallon **in the United States** for our Company-opeated stores compared to 14.86¢ per gallon in the corresponding quarter of the previous fiscal year, whereas **in Canada**, for all the sites, it was relatively stable, reaching Cdn4.75¢ per litre for the quarter ended July 23, 2006 compared with Cdn4.76¢ per litre for the quarter ended July 17, 2005. As we have stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last four quarters, commencing with the second quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)

Quarter	2nd	3rd	4th	1st	Weighted average
53-week period ended July 23, 2006					
Before deduction of electronic payment modes related expense	17.05	17.63	10.96	**13.60**	14.82
After deduction of electronic payment modes related expense	13.55	14.39	7.65	**9.78**	11.36
52-week period ended July 17, 2005					
Before deduction of electronic payment modes related expense	12.44	16.30	11.26	**14.86**	13.90
After deduction of electronic payment modes related expense	9.89	13.61	8.51	**11.88**	11.16

For the first quarter of fiscal 2007, the motor fuel gross margin for our Company-operated stores fell $6.4 million (excluding the increase due to the rise in volume). Net of expenses related to electronic payment modes, the gross margin (excluding the increase due to the rise in volume) fell $10.7 million. However, all of these factors were offset by the positive impact of the increase in volume generated by our pricing strategies in the U.S. which stood approximately at $9.0 million for our Company-operated stores.

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased by 0.9% in proportion of merchandise and service revenues. These costs were significantly affected by expenses related to electronic payment modes, which vary in line with motor fuel revenues, higher salaries, which in part is due to a labour shortage in certain regions and an increasing number of fuel drive-offs resulting from the sharp rise in motor fuel prices.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $1.3 million compared with the quarter ended July 17, 2005. The change is mainly due to higher interest rates and a negative variance of $1.2 million related to our interest rate swaps, offset by $2.2 million in interest income generated from the investing of excess cash.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, we posted a $9.9 million unusual retroactive income tax expense in the first quarter. Excluding the impact of Bill 15, the effective income tax rate for this quarter was 34.0 %. Our effective income tax rate is affected by the growing impact of the increase in earnings before income taxes related to our activities in the United States.

Net earnings

We closed the first quarter of 2007 with a decrease in net earnings of $9.5 million, resulting in a per share of $0.22 or $0.21 on a diluted basis. The net earnings of this quarter were affected by factors for which the Company has little control:

(In millions of US dollars)	12-week period ended July 23, 2006
First quarter net earnings as reported	44.6
Negative impact related to Bill 15	9.9
Negative impact related to the decrease in the motor fuel margin, after taxes (1)	4.2
Negative impact due to the increase in expenses related to electronic payment modes, after taxes (2)	4.1
Positive impact related to changes in the exchange rate (3)	(1.1)
Adjusted net earnings for the first quarter (4)	61.7

(1) Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking into account these factors, net earnings for this quarter would have amounted to $61.7 million, or $0.30 per share on a diluted basis, which represents an increase of 14.0% compared with the net earnings for the quarter ended July 17, 2005.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 30, 2006. For further information, please consult the 2006 Annual Report.

We entered into interest rate swaps with three banks in fiscal 2004. The terms of the agreements remain unchanged compared with the information published in our 2006 Annual Report.

Our capital expenditures and acquisitions realized during this quarter were financed using our excess cash. In the future, we are confident that we will be able to continue to finance these capital expenditures and smaller acquisitions by using excess cash provided by operating activities and by monetization of our real estate portfolio. Any major acquisition would be financed through a combination of debt financing, monetization of our real estate portfolio and, as last resort, by share issuance.

The conditions of our credit facilities remain unchanged since April 30, 2006. As at July 23, 2006, these credit facilities were unused except for letters of credit totalling $15.5 million with respect to the U.S. facility and Cdn$0.9 million for the Canadian facility.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended		
	July 23, 2006	July 17, 2005	Change
Operating activities			
Cash flows [1]	**75.7**	78.4	(2.7)
Other	**17.1**	(19.5)	36.6
Net cash provided by operating activities	**92.8**	58.9	33.9
Investing activities			
Business acquisitions	**(139.9)**	-	(139.9)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(28.0)**	(32.4)	4.4
Proceeds from sale and leaseback transactions	**5.2**	16.8	(11.6)
Other	**(8.2)**	(0.3)	(7.9)
Net cash used in investing activities	**(170.9)**	(15.9)	(155.0)
Financing activities			
Repayment of long-term debt	**(1.9)**	(1.6)	(0.3)
Issuance of shares, net of share issue expenses	**-**	0.2	(0.2)
Net cash used in financing activities	**(1.9)**	(1.4)	(0.5)
Company credit rating			
Standard and Poor's	**BB**	BB-	
Moody's	**Ba1**	Ba2	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first quarter, the cash provided by other elements is due to the variance in our non-cash working capital, which comes mainly from the increase in income taxes payable, partially offset by the increase in inventories and accounts receivable.

Investing activities

Our major investment during this quarter was the acquisition of Spectrum. Capital expenditures in this quarter are primarily related to the ongoing implementation of our IMPACT program throughout our network, investments in the new stores acquired over the last four quarters and the replacement of equipment in some of our stores to enhance our offer of products and services.

Financing activities

The Company repaid $1.9 million of its long-term debt during the first quarter of 2007.

Financial Position

As per our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our net cash provided by operating activities, we have an excellent financial position.

The increase in our total assets is mainly attributable to the $75.4 million increase in our property and equipment, the increase in our inventory, which stands at $23.1 million, and the $39.0 million increase in our goodwill. These increases are primarily the result of the acquisition of 90 sites from Spectrum. All these elements were offset by the $81.7 million decrease in our cash and cash equivalents, also following the acquisition of these stores.

Contractual Obligations

No major changes occurred during the quarter ended July, 23, 2006, with respect to the Company's contractual obligations. For further information, please consult the 2006 Annual Report.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	12-week period ended July 23, 2006	53-week period ended April 30, 2006				Extract of the 52-week period ended April 24, 2005		
Quarter	**1st**	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	**12 weeks**	13 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks restated	12 weeks restated
Revenues	**2,857.1**	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2	1,840.3
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	**118.9**	84.0	128.2	115.6	110.8	68.7	92.6	84.3
Depreciation and amortization of property and equipment and other assets	**27.8**	26.8	33.4	24.0	22.7	21.6	26.4	18.8
Operating income	**91.1**	57.2	94.8	91.6	88.1	47.1	66.2	65.5
Financial expenses	**8.5**	8.5	10.8	7.5	7.2	7.4	10.3	6.6
Net earnings	**44.6**	32.1	54.5	55.5	54.1	32.5	36.3	38.3
Net earnings per share								
Basic	**$0.22**	$0.16	$0.27	$0.27	$0.27	$0.16	$0.18	$0.19
Diluted	**$0.21**	$0.15	$0.26	$0.27	$0.26	$0.16	$0.18	$0.19

Subsequent Events

Acquisitions

On August 24, 2006, we signed an agreement with Holland Oil Company to acquire 54 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in September 2006, we anticipate that these stores will contribute to our operating income on an annual basis. This transaction will be carried out using our excess cash.

On August 21, 2006, we finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 million financed from our excess cash.

On August 17, 2006, we signed an agreement with Sparky's Oil Company to acquire 24 company-operated stores operating under the Sparky's banner in West Central Florida, United States. The transaction amount will be determined on closing. If the transaction is completed as expected in October 2006, we anticipate that these stores will contribute to our operating income on an annual basis. This transaction will be carried out using our excess cash.

Contractual agreement

On August 25, 2006, we signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.

Outlook

No major changes occurred in the quarter ended July 23, 2006 with respect to this information. For further details, please consult the 2006 Annual Report.

August 29, 2006

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of US dollars, except per share amounts, unaudited)

For the 12-week periods ended	**July 23, 2006**	July 17, 2005
	$	$
Revenues	**2,857.1**	2,182.3
Cost of sales	**2,398.8**	1,773.5
Gross profit	**458.3**	408.8
Operating, selling, administrative and general expenses	**339.4**	298.0
Depreciation and amortization of property and equipment and other assets	**27.8**	22.7
	367.2	320.7
Operating income	**91.1**	88.1
Financial expenses	**8.5**	7.2
Earnings before income taxes	**82.6**	80.9
Income taxes (Note 3)	**38.0**	26.8
Net earnings	**44.6**	54.1
Net earnings per share (Note 4)		
Basic	**0.22**	0.27
Diluted	**0.21**	0.26
Weighted average number of shares (in thousands)	**202,041**	202,006
Weighted average number of shares – diluted (in thousands)	**208,125**	207,106
Number of shares outstanding at end of period (in thousands)	**202,048**	202,034

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

(in millions of US dollars, unaudited)

For the 12-week periods ended	**July 23, 2006**	July 17, 2005
	$	$
Balance, beginning of period	**9.4**	5.6
Stock-based compensation (Note 6)	**1.0**	1.2
Balance, end of period	**10.4**	6.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of US dollars, unaudited)

For the 12-week periods ended	**July 23, 2006**	July 17, 2005
	$	$
Balance, beginning of period	**505.0**	317.5
Net earnings	**44.6**	54.1
	549.6	371.6
Dividends	**(4.5)**	-
Balance, end of period	**545.1**	371.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 23, 2006	July 17, 2005
	$	$
Operating activities		
Net earnings	44.6	54.1
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	25.0	20.9
Future income taxes	4.1	2.4
Loss on disposal of property and equipment and other assets	2.0	1.0
Deferred credits	5.0	2.2
Other	3.7	0.2
Changes in non-cash working capital	8.4	(21.9)
Net cash provided by operating activities	92.8	58.9
Investing activities		
Business acquisition (Note 2)	(139.9)	-
Purchase of property and equipment	(31.2)	(33.1)
Proceeds from sale and leaseback transactions	5.2	16.8
Liabilities assumed on business acquisitions	(5.0)	-
Proceeds from disposal of property and equipment	3.2	0.7
Increase in other assets	(3.2)	(0.3)
Net cash used in investing activities	(170.9)	(15.9)
Financing activities		
Repayment of long-term debt	(1.9)	(1.6)
Issuance of shares, net of share issue expenses	-	0.2
Net cash used in financing activities	(1.9)	(1.4)
Effect of exchange rate fluctuations on cash and cash equivalents	(1.7)	0.5
Net (decrease) increase in cash and cash equivalents	(81.7)	42.1
Cash and cash equivalents, beginning of period	331.5	252.7
Cash and cash equivalents, end of period	249.8	294.8
Supplemental information:		
Interest paid	17.1	13.7
Income taxes paid	3.7	4.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 23, 2006 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	**249.8**	331.5
Temporary investments	**21.1**	21.4
Accounts receivable	**164.4**	153.0
Income taxes receivable	**-**	0.7
Inventories	**345.4**	322.3
Prepaid expenses	**13.4**	15.2
Future income taxes	**13.7**	18.9
	807.8	863.0
Property and equipment	**1,089.5**	1,014.1
Goodwill	**284.8**	245.8
Trademarks and licenses	**166.7**	175.4
Deferred charges	**26.6**	28.2
Other assets	**46.3**	42.1
Future income taxes	**0.4**	0.6
	2,422.1	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**680.9**	681.8
Income taxes payable	**33.5**	-
Current portion of long-term debt	**8.3**	8.0
Future income taxes	**0.1**	0.1
	722.8	689.9
Long-term debt	**514.0**	516.1
Deferred credits and other liabilities	**131.2**	127.2
Future income taxes	**55.3**	70.0
	1,423.3	1,403.2
Shareholders' equity		
Capital stock	**351.0**	351.0
Contributed surplus	**10.4**	9.4
Retained earnings	**545.1**	505.0
Cumulative translation adjustments	**92.3**	100.6
	998.8	966.0
	2,422.1	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer's sales.

2. BUSINESS ACQUISITION

Effective June 12, 2006, the Company purchased, from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 Company-operated stores operating, for the majority, under the Spectrum banner in the States of Alabama and Georgia in the United States.

This acquisition was settled for a total cash consideration of $139.9 financed using the Company's excess cash. The preliminary allocation of the purchase price of the acquisition described below was established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocation is subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocation is based on the estimated fair values on the date of the acquisition:

	$
Assets acquired	
Inventories	9.0
Property and equipment	92.2
Other assets	1.6
Total assets	102.8
Liabilities assumed	
Accounts payable and accrued liabilities	1.7
Deferred credits and other liabilities	3.2
Total liabilities	4.9
Net tangible assets acquired	97.9
Trademark	0.4
Goodwill	41.6
Total consideration paid, including direct acquisition costs	139.9

Most of the goodwill related to this transaction is deductible for tax purposes.

3. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

4. NET EARNINGS PER SHARE

	12-week period ended July 23, 2006			12-week period ended July 17, 2005		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	44.6	202,041	0.22	54.1	202,006	0.27
Dilutive effect of stock options		6,084	(0.01)		5,100	(0.01)
Diluted net earnings available for Class A and B shareholders	44.6	208,125	0.21	54.1	207,106	0.26

A total of 230,600 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 23, 2006. There are 925,100 stock options excluded from the calculation for the 12-week period ended July 17, 2005.

5. CAPITAL STOCK

As at July 23, 2006, the Company has 56,232,652 (56,594,692 as at July 17, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,815,634 (145,438,810 as at July 17, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 23, 2006, 9,299,780 (9,143,900 as at July 17, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12-week period ended July 23, 2006, the stock-based compensation costs amount to $1.0. For the 12-week period ended July 17, 2005, the stock-based compensation costs amount to $1.2.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.37%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend of Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at July 17, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 23, 2006, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.2. For the corresponding 12-week period ended July 17, 2005, the net expense is $1.0. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period ended July 23, 2006			12-week period ended July 17, 2005		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	705.5	387.7	1,093.2	653.3	337.4	990.7
Motor fuel	1,520.7	243.2	1,763.9	1,009.9	181.7	1,191.6
	2,226.2	630.9	2,857.1	1,663.2	519.1	2,182.3
Gross Profit						
Merchandise and services	237.2	135.4	372.6	212.9	115.0	327.9
Motor fuel	70.3	15.4	85.7	67.6	13.3	80.9
	307.5	150.8	458.3	280.5	128.3	408.8
Property and equipment and goodwill [(a)]	922.6	451.7	1,374.3	620.4	413.9	1,034.3

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.1, which will result in a net claim of about $13.2. The net book value of the damaged assets is lower than the net claim. As at July 23, 2006, the Company has received $4.3 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

10. SUBSEQUENT EVENTS

Business acquisitions

On August 24, 2006, the Company signed an agreement with Holland Oil Company to acquire 54 stores operating under the Holland Oil and Close to You banners in Ohio, United States. The transaction amount will be determined on closing.

On August 21, 2006, the Company finalized, with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are Company-operated, 17 are operated by independent store operators and one is currently under construction. This acquisition was settled for a total cash consideration of $32.0 financed from the Company's available cash.

On August 17, 2006, the Company signed an agreement with Sparky's Oil Company to acquire 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States. The transaction amount will be determined on closing.

Contractual agreement

On August 25, 2006, the Company signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area. The 31 stores will be re-imaged Circle K and will continue to sell Shell fuel.



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Couche-Tard

Mac's


www.couche-tard.com www.macs.ca www.circlek.com

www.sloche.com www.froster.ca


Couche-Tard



For the 12-week period ended October 15, 2006

Quarterly Report 2


Couche-Tard

Management's Discussion and Analysis

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance during the second quarter for the fiscal year that will end April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's 2006 Annual Report (the 2006 Annual Report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at *www.sedar.com and on the SEC's website at www.sec.gov.*

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the *U.S. Private Securities Litigation Reform Act of 1995.* Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at November 21, 2006 which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in the 2006 Annual Report, as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (not integrated with a petroleum company) in terms of number of stores. Also, we are the third-largest convenience store operator in North America.

We operate 5,204 convenience stores throughout our North American network, including 3,235 stores with motor fuel dispensing. We are present in eight North American markets, including five in the United States covering 23 states and three in Canada covering seven provinces and territories. Over 38,000 people are employed throughout our network. In order to maximize productivity and in view of future growth, we favor the operation of a network comprised of approximately 600 company operated-stores. Therefore, we have decided to split our U.S. Midwest business unit into two divisions. Thus, our newly created Great Lakes division will operate in Ohio, Michigan and Pennsylvania. Our U.S. Midwest business unit will be responsible for operations in Kentucky, Indiana, Illinois and Iowa. This decision will take effect on December 1, 2006.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems from the success of our business model that is based on a decentralized management structure and operational expertise, which benefits from our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, continued investments in our proprietary brand products as well as our IMPACT program and store technology.

The convenience store sector is fragmented. Approximately 25% of the 138,200 stores located in the United States are operated by ten main players. Our industry is in a consolidation and restructuring phase following the stiff competition and major fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for well-capitalized, established industry participants such as Couche-Tard to grow through mergers and acquisitions.

Main Accounting Estimates, Changes in Accounting Principles and Consolidated Income Statement Categories

No major changes occurred in the half-year ended October 15, 2006 with respect to this information. For further details, please consult the 2006 Annual Report.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended	
	October 15, 2006	October 9, 2005	**October 15, 2006**	October 9, 2005
Average for the period [1]	**0.8917**	0.8365	**0.8941**	0.8200
Period end	**0.8792**	0.8508	**0.8792**	0.8508

[1] Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Second Quarter of Fiscal 2007

Business acquisitions

On October 4, 2006, we finalized with Holland Oil Company, the acquisition of a network of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Of these 56 stores, two were closed on the day of the acquisition.

On August 21, 2006, we finalized with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, 11 will be operated by the Company and 13 will be operated by independent store operators.

These transactions were carried out for a cash consideration of $103.7 million, including inventories and related expenses.

Contractual agreements

On October 9, 2006, in order to manage our renewal risk for certain leased stores, we committed towards two of our landlords to acquire 52 properties on which we are currently operating an equivalent number of stores and for which we are committed under operating-leases. The amount of the transaction will be of approximately $61.0 million.

On October 5, 2006, we signed agreements with Shell Oil Products US and its affiliate, Motiva Enterprises LLC, to acquire a network of 236 stores operating under the Shell banner in the regions of Bâton Rouge, Denver, Memphis, Orlando, Tampa as well as in Southwest Florida, United States. Of the 236 stores, 175 are company-operated, 49 are operated by independent store operators and 12 have a motor fuel supply agreement. If the transaction is completed as expected in December 2006, we anticipate that these stores will contribute to our operating income on an annual basis. The transaction amount will be determined on closing.

On August 25, 2006, we signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area, Illinois, United States. The 31 stores will be re-imaged under the Circle K banner and will continue to sell Shell motor fuel.

New credit facility

On September 22, 2006, we entered into a new credit agreement, replacing our secured senior term and revolving credit facilities.

Our new credit agreement consists of a renewable unsecured credit facility of a maximum amount of $500.0 million with an initial term of five years that can be extended each year to its initial five-year term at our request and with the consent of our lenders. In addition, the credit agreement includes a clause that permits us to increase the limit by a maximum amount of $250.0 million, also with the lenders consent. For additional information, please consult the quarterly financial statements for the 12-week period ended October 15, 2006.

Franchises and licenses

During the second quarter, we were informed by SSP Partners, owner of 318 stores operating under the Circle K banner in Texas, of their decision not to renew their license agreement. We could not agree on renewal terms. The current agreement expires on November 26, 2006. The impact on our financial position and operating results will not be significant.

Dividends

On July 31, 2006, we paid out the dividend declared in the fourth quarter of fiscal 2006. In addition, in line with our dividend policy, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, which was paid on September 18, 2006. With the aim to maintain the return on investment to our shareholders, the Board of Directors has adjusted upward the quarterly dividend to Cdn$0.03 per share from Cdn$0.025 per share for Class A multiple voting shares and for Class B subordinate voting shares, and approved its payment for December 8, 2006.

Outstanding shares and stock options

As at November 15, 2006, Couche-Tard had 56,175,312 Class A multiple voting shares and 145,983,482 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,198,920 outstanding stock options for the purchase of Class B subordinate voting shares.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 12-week and 24-week periods ended October 15, 2006 and October 9, 2005:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended		
	October 15, 2006	October 9, 2005	Change %	**October 15, 2006**	October 9, 2005	Change %
Statement of Operations Data:						
Merchandise and service revenues [1]:						
United States	**704.5**	646.6	9.0	**1,410.0**	1,299.9	8.5
Canada	**371.4**	343.8	8.0	**759.1**	681.2	11.4
Total merchandise and service revenues	**1,075.9**	990.4	8.6	**2,169.1**	1,981.1	9.5
Motor fuel revenues:						
United States	**1,451.8**	1,182.5	22.8	**2,972.5**	2,192.4	35.6
Canada	**232.0**	219.0	5.9	**475.2**	400.7	18.6
Total motor fuel revenues	**1,683.8**	1,401.5	20.1	**3,447.7**	2,593.1	33.0
Total revenues	**2,759.7**	2,391.9	15.4	**5,616.8**	4,574.2	22.8
Merchandise and service gross profit [1]:						
United States	**237.1**	212.3	11.7	**474.3**	425.2	11.5
Canada	**130.0**	115.4	12.7	**265.4**	230.4	15.2
Total merchandise and service gross profit	**367.1**	327.7	12.0	**739.7**	655.6	12.8
Motor fuel gross profit:						
United States	**112.3**	75.6	48.5	**182.6**	143.2	27.5
Canada	**12.9**	17.5	(26.3)	**28.3**	30.8	(8.1)
Total motor fuel gross profit	**125.2**	93.1	34.5	**210.9**	174.0	21.2
Total gross profit	**492.3**	420.8	17.0	**950.6**	829.6	14.6
Operating, selling, administrative and general expenses	**343.1**	305.2	12.4	**682.5**	603.2	13.1
Depreciation and amortization of property and equipment and other assets	**28.3**	24.0	17.9	**56.1**	46.7	20.1
Operating income	**120.9**	91.6	32.0	**212.0**	179.7	18.0
Net earnings	**74.7**	55.5	34.6	**119.3**	109.6	8.9
Other Operating Data:						
Merchandise and service gross margin [1]:						
Consolidated	**34.1%**	33.1%	1.0	**34.1%**	33.1%	1.0
United States	**33.7%**	32.8%	0.9	**33.6%**	32.7%	0.9
Canada	**35.0%**	33.6%	1.4	**35.0%**	33.8%	1.2
Growth of same-store merchandise revenues [2] [3]:						
United States	**2.5%**	5.9%		**3.5%**	5.7%	
Canada	**0.9%**	4.4%		**1.8%**	4.8%	
Motor fuel gross margin:						
United States (cents per gallon) [3]	**20.73**	17.05	21.6	**17.25**	15.94	8.2
Canada (Cdn cents per litre)	**3.88**	6.02	(35.5)	**4.31**	5.39	(20.0)
Volume of motor fuel sold [4]:						
United States (millions of gallons)	**561.3**	454.8	23.4	**1,096.2**	922.2	18.9
Canada (millions of litres)	**371.8**	347.4	7.0	**733.4**	695.4	5.5
Growth of same-store motor fuel volume [3]:						
United States	**7.2%**	2.2%		**5.4%**	6.2%	
Canada	**5.7%**	0.9%		**4.5%**	3.3%	
Per-Share Data:						
Basic net earnings per share (dollars per share)	**0.37**	0.27	37.0	**0.59**	0.54	9.3
Diluted net earnings per share (dollars per share)	**0.36**	0.27	33.3	**0.57**	0.53	7.5

	October 15, 2006	April 30, 2006	Change $
Financial position:			
Total assets	2,442.9	2,369.2	73.7
Interest-bearing debt	537.4	524.1	13.3
Shareholders' equity	1,071.1	966.0	105.1
Ratios:			
Net interest-bearing debt/total capitalization [5]	**0.27:1**	0.15:1	
Net interest-bearing debt/EBITDA [6]	**0.81:1** [7]	0.39:1	

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7) This ratio is standardized over one year. It includes the results of the first and second quarters for the fiscal year that will end April 29, 2007 as well as the results of the third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results for the Second Quarter and the First Six Months of 2007

The following table presents certain information regarding changes in our stores over the 12-week and 24-week periods ended October 15, 2006:

	12-week period ended October 15, 2006			24-week period ended October 15, 2006		
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	3,716	1,398	5,114	3,632	1,351	4,983
Acquired	67	13	80	157	13	170
Opened / built	20	57	77	28	110	138
Closed	(21)	(46)	(67)	(32)	(55)	(87)
Converted into affiliated stores	(2)	2	-	(5)	5	-
Number of stores, end of period	3,780	1,424	5,204	3,780	1,424	5,204

During the quarter, we also implemented our IMPACT program in 119 Company-operated stores, bringing our annual total to 158. As a result, 49.3% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable flexibility for future internal growth.

Revenues

Our revenues amounted to $2.8 billion for the 12-week period ended October 15, 2006, up $367.8 million, an increase of 15.4%. For the first six-month period, revenues totalled $5.6 billion, representing an increase of $1.0 billion or 22.8%.

For the second quarter of fiscal 2007, the growth of merchandise and service revenues was $85.5 million or 8.6%, of which $23.6 million was generated by the stores acquired from Spectrum and $23.0 million was related to a 6.6% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, in the United States, same-store merchandise revenues were up 2.5% while they were up 0.9% in Canada. The same-store merchandise revenues in the United States sustained this year the turnaround effects of outstanding sales, which were realized in many stores located in Florida and in the Gulf Coast Region following the passage of two hurricanes last year. In Canada, our growth has sustained the negative impact of poor weather conditions experienced in the Central and Eastern regions this fiscal year as opposed to a nicer weather last year. Furthermore, in the United States and in Canada, some divisions had implemented aggressive promotional programs in the second quarter of fiscal 2006. Moreover, we continue to benefit from our pricing and product mix strategies, as well as the ongoing implementation of our IMPACT program throughout our network.

For the first six months of fiscal 2007, the growth in merchandise and service revenues stood at $188.0 million or 9.5%, of which $63.0 million was related to the 9.0% appreciation of the Canadian dollar and $35.3 million was generated by the stores acquired from Spectrum. Additionally, the growth of same-store merchandise revenues was 3.5% in the United States while it was 1.8% in Canada.

For the second quarter of 2007, motor fuel revenues increased $282.3 million or 20.1%. The stores we acquired from Spectrum contributed $74.2 million of this growth, while the appreciation of the Canadian dollar accounted for $14.8 million of the increase. These factors were partially offset by the negative impact of $19.8 million created by the decrease of the average retail price at the pump. The following table shows the average retail pump prices observed over the past 12 months, commencing with the third quarter of the year ended April 30, 2006:

Quarter	3rd	4th	1st	2nd	Weighted average
53-week period ended October 15, 2006					
United States (US dollars per gallon)	2.33	2.30	2.86	**2.61**	2.52
Canada (Cdn cents per litre)	84.61	88.63	96.08	**89.87**	89.49
52-week period ended October 9, 2005					
United States (US dollars per gallon)	1.91	2.07	2.18	**2.62**	2.18
Canada (Cdn cents per litre)	73.79	78.60	82.79	**95.65**	82.30

For internal growth, in the United States, the growth of same-store motor fuel volume for the second quarter of fiscal 2007 was 7.2% compared with 5.7% in Canada. The growth in the United States was mainly reflected by our selective pricing strategies implemented in certain areas to increase sales volume. However, it was also partially offset by the volatile nature of the motor fuel business and by strong competition in some regions. In Canada, the growth was mainly a result of the strong economy in the Western regions combined with the CAA program implemented in Quebec, and the positive customer response in the Central regions to our rebranding of several motor fuel locations, which are now operating under the Mac's banner.

For the first six months ended October 15, 2006, motor fuel revenues climbed $854.6 million or 33.0%, of which $320.8 million is due to the increase in pump prices. The stores acquired from Spectrum have contributed for $115.3 million of the increase, while the appreciation of the Canadian dollar resulted in an increase of $39.6 million. As well, the growth in same-store motor fuel volume was 5.4% in United States compared with 4.5% in Canada for similar reasons as described above.

Gross Profit

During the 12-week period ended October 15, 2006, the merchandise and service gross margin was 34.1%, up from 33.1% in the same quarter of fiscal 2006. In the United States, the gross margin was 33.7%, up from 32.8% last year. In Canada, it was 35.0% compared with 33.6%. In both our U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in our product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of our IMPACT program in an increasing number of our stores, are all reasons behind the increase in gross margin.

For the first six-month period of the current fiscal year, the merchandise and service gross margin also reached 34.1%, up from 33.1% for the same period of the previous fiscal year. Due to the above-mentioned factors, gross margin in the United States was 33.6%, up from 32.7%, whereas in Canada, it stood at 35.0% compared with 33.8%, which represents a significant increase of 1.2%.

For the second quarter of the current fiscal year, the motor fuel gross margin for our Company-operated stores in the United States increased substantially to 20.73¢ per gallon compared with 17.05¢ per gallon in the corresponding quarter of the previous fiscal year. In Canada, it fell to Cdn3.88¢ per litre compared with Cdn6.02¢ per litre last year.

For the first six months of the current fiscal year, the U.S. motor fuel gross margin increased to 17.25¢ per gallon compared with 15.94¢ per gallon for the corresponding period of the fiscal year ended April 30, 2006. In Canada, the gross margin decreased to Cdn4.31¢ per litre compared with Cdn5.39¢ per litre. As we have stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last four quarters, commencing with the third quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)

Quarter	3rd	4th	1st	2nd	Weighted average
53-week period ended October 15, 2006					
Before deduction of electronic payment modes related expense	17.63	10.96	13.60	**20.73**	15.82
After deduction of electronic payment modes related expense	14.39	7.65	9.78	**16.96**	12.30
52-week period ended October 9, 2005					
Before deduction of electronic payment modes related expense	16.30	11.26	14.86	**17.05**	14.96
After deduction of electronic payment modes related expense	13.61	8.51	11.88	**13.55**	12.00

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased 1.0% as a percentage of merchandise and service revenues for the 12 and 24-week period ended October 15, 2006. These costs were significantly affected by higher salaries, which are due, in part , to a labour shortage in certain regions, by the increase in public utility expenses and finally, by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $1.0 million for the second quarter of the current fiscal year compared with the quarter ended October 9, 2005. The change is mainly due to higher interest rates and a negative variance of $0.6 million related to our interest rate swaps, offset by $1.1 million in interest income generated from the investing of excess cash as well as by the drop in average borrowings for this quarter. Over the first six months of the current fiscal year, financial expenses rose $2.3 million compared with the first six months of fiscal 2006. Once again, this increase is due primarily to higher interest rates and a negative variance of $1.8 million for fiscal 2007 related to our interest rate swaps, offset by $3.3 million in interest income.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, we posted a $9.9 million unusual retroactive income tax expense in the first quarter of this fiscal year. Excluding this element, the effective income tax rate for this six-month period was 33.7%, which is similar to 33.6% observed for the first half of fiscal 2006.

Net earnings

We closed the second quarter of 2007 with a $19.2 million increase in net earnings for a total of $74.7 million, resulting in per-share earnings of $0.37 or $0.36 on a diluted basis. The net earnings for this quarter were affected by factors for which the Company has little control:

(In millions of US dollars)	12-week period ended October 15, 2006
Second quarter net earnings as reported	74.7
Positive impact related to the increase in motor fuel margin, after taxes [1]	(8.8)
Negative impact due to the increase in expenses related to electronic payment modes, after taxes [2]	3.3
Positive impact related to changes in the exchange rate, after taxes [3]	(1.7)
Adjusted net earnings for the second quarter [4]	67.5

(1) Increase in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for this quarter would have amounted to $67.5 million, or $0.32 per share on a diluted basis, which represents an increase of 21.6%, compared with the net earnings for the quarter ended October 9, 2005.

We closed the first six-month period of fiscal 2007 with earnings of $119.3 million, which equals to $0.59 per share or $0.57 per share on a diluted basis. However, the net earnings for this half-year were affected by factors for which the Company has little control:

(In millions of US dollars)	24-week period ended October 15, 2006
Net earnings for first six-month period as reported	119.3
Negative impact related to Bill 15	9.9
Negative impact due to the increase in expenses related to electronic payment modes, after taxes [1]	7.0
Positive impact related to the increase in the motor fuel margin, after taxes [2]	(4.8)
Positive impact related to changes in the exchange rate, after taxes [3]	(2.8)
Adjusted net earnings for the first six-month period [4]	128.6

(1) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(2) Increase in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for the first six months of fiscal 2007 would have amounted to $128.6 million, or $0.62 per share on a diluted basis, which represents an increase of 17.3%, compared with the net earnings for the six-month period ended October 9, 2005.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 30, 2006. For further information, please consult the 2006 Annual Report.

We entered into interest rate swaps with three banks in fiscal 2004. The terms of the agreements remain unchanged compared with the information published in our 2006 Annual Report.

Our capital expenditures and acquisitions realized during the last six-month period of the current year were mainly financed using our excess cash. In the future, we are confident that we will be able to finance these capital expenditures and acquisitions through a combination of our cash flows from operating activities, additional debt, monetization of our real estate portfolio and, as a last resort, by share issuance.

Credit facility

As at October 15, 2006, $180.2 million was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$1.0 million and $15.5 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	12-week periods ended			24-week periods ended		
	October 15, 2006	October 9, 2005	Change	**October 15, 2006**	October 9, 2005	Change
Operating activities						
Cash flows [1]	**105.4**	80.1	25.3	**181.1**	158.5	22.6
Other	**(63.3)**	75.1	(138.4)	**(46.2)**	55.6	(101.8)
Net cash provided by operating activities	**42.1**	155.2	(113.1)	**134.9**	214.1	(79.2)
Investing activities						
Business acquisitions	**(103.8)**	-	(103.8)	**(243.7)**	-	(243.7)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(50.2)**	(42.7)	(7.5)	**(78.2)**	(75.1)	(3.1)
Proceeds from sale and leaseback transactions	**1.0**	1.9	(0.9)	**6.2**	18.7	(12.5)
Other	**(5.2)**	(2.0)	(3.2)	**(13.4)**	(2.3)	(11.1)
Net cash used in investing activities	**(158.2)**	(42.8)	(115.4)	**(329.1)**	(58.7)	(270.4)
Financing activities						
Increase in long-term borrowing, net of financial expenses	**180.1**	-	180.1	**180.1**	-	180.1
Repayment of long-term debt	**(164.9)**	(1.4)	(163.5)	**(166.8)**	(3.0)	(163.8)
Dividends paid	**(9.0)**	-	(9.0)	**(9.0)**	-	(9.0)
Issuance of shares, net of share issue expenses	**0.5**	-	0.5	**0.5**	0.2	0.3
Net cash used in financing activities	**6.7**	(1.4)	8.1	**4.8**	(2.8)	7.6
Company credit rating						
Standard and Poor's	**BB**	BB-		**BB**	BB-	
Moody's	**Ba1**	Ba2		**Ba1**	Ba2	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first six months, the cash used in other activities is related to the variance in the Company's non-cash working capital, which results primarily from the significant drop in accounts payable, due mainly to the seasonal nature of our business, the increase in accounts receivable, offset by the increase in income taxes payable.

Investing activities

Our major investments of the quarter were the acquisitions of the Holland Oil, Close to Home and Stop-n-Save stores. With respect to the first six-month period of fiscal 2007, these acquisitions are combined with the acquisition of the Spectrum stores carried out in the first quarter of this fiscal year. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, our new constructions, as well as the replacement of equipment in some of our stores to enhance our offering of products and services.

Financing activities

This second quarter was affected by the refinancing of our credit facilities and a net increase of $15.2 million of our long-term debt due to our investments. We also paid out $9.0 million in dividends.

Financial Position

As demonstrated by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and by our cash flows, we have an excellent financial position.

The increase in our total assets is mainly attributable to the $161.1 million increase in property and equipment, to the $27.1 million increase in inventories and to the $74.3 million increase in goodwill. These increases are primarily the result of the acquisitions of this half-year. All these increases were offset by the $190.6 million decrease in our cash and cash equivalents, also attributable to the acquisitions.

Contractual Obligations

No major changes occurred during the six-month period ended October 15, 2006, with respect to the Company's contractual obligations, except for the new contractual obligation mentioned in the section on the highlights of the quarter. For further information, please consult the 2006 Annual Report.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	**Fiscal 2007**		Fiscal 2006				Fiscal 2005	
Quarter	**2nd**	**1st**	4th	3rd	2nd	1st	4th	3rd Restated
Weeks	12	12	13	16	12	12	12	16
Revenues	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	**149.2**	**118.9**	84.0	128.2	115.6	110.8	68.7	92.6
Depreciation and amortization of property and equipment and other assets	**28.3**	**27.8**	26.8	33.4	24.0	22.7	21.6	26.4
Operating income	**120.9**	**91.1**	57.2	94.8	91.6	88.1	47.1	66.2
Financial expenses	**8.5**	**8.5**	8.5	10.8	7.5	7.2	7.4	10.3
Net earnings	**74.7**	**44.6**	32.1	54.5	55.5	54.1	32.5	36.3
Net earnings per share								
Basic	**$0.37**	**$0.22**	$0.16	$0.27	$0.27	$0.27	$0.16	$0.18
Diluted	**$0.36**	**$0.21**	$0.15	$0.26	$0.27	$0.26	$0.16	$0.18

Subsequent Events

Acquisitions

On October 30, 2006, we purchased, from Sparky's Oil Company, 24 Company-operated stores operating under the Sparky's banner in West Central Florida, United States.

Credit facility

On November 15, 2006, we have increased by $150.0 million the maximal amount of our revolving operating credit in preparation for future acquisitions, including the 236 stores from Shell.

Outlook

Considering the number of acquisition opportunities in which we have taken part of in the last months and those envisaged going forward, and taking into account the time and effort of our development and technical services teams in such projects, the objective of the IMPACT renovation program has been reduced to approximately 400 stores for the current year. During the second half year, we will benefit from the impact of our new acquisitions while taking advantage of other expansion opportunities in strategic markets in North America. We are confident the Company will maintain satisfactory growth and achieve solid results in upcoming periods.

November 21, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the periods ended	12 weeks October 15, 2006	12 weeks October 9, 2005	24 weeks October 15, 2006	24 weeks October 9, 2005
	$	$	**$**	$
Revenues	**2,759.7**	2,391.9	**5,616.8**	4,574.2
Cost of sales	**2,267.4**	1,971.1	**4,666.2**	3,744.6
Gross profit	**492.3**	420.8	**950.6**	829.6
Operating, selling, administrative and general expenses	**343.1**	305.2	**682.5**	603.2
Depreciation and amortization of property and equipment and other assets	**28.3**	24.0	**56.1**	46.7
	371.4	329.2	**738.6**	649.9
Operating income	**120.9**	91.6	**212.0**	179.7
Financial expenses	**8.5**	7.5	**17.0**	14.7
Earnings before income taxes	**112.4**	84.1	**195.0**	165.0
Income taxes (Note 4)	**37.7**	28.6	**75.7**	55.4
Net earnings	**74.7**	55.5	**119.3**	109.6
Net earnings per share (Note 5)				
Basic	**0.37**	0.27	**0.59**	0.54
Diluted	**0.36**	0.27	**0.57**	0.53
Weighted average number of shares (in thousands)	**202,076**	202,036	**202,058**	202,021
Weighted average number of shares – diluted (in thousands)	**208,027**	207,510	**208,076**	207,308
Number of shares outstanding at end of period (in thousands)	**202,146**	202,036	**202,146**	202,036

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 15, 2006	October 9, 2005
	$	$
Balance, beginning of period	**9.4**	5.6
Stock-based compensation (Note 7)	**1.7**	1.9
Fair value of stock options exercised	**(0.1)**	-
Balance, end of period	**11.0**	7.5

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 15, 2006	October 9, 2005
	$	$
Balance, beginning of period	**505.0**	317.5
Net earnings	**119.3**	109.6
	624.3	427.1
Dividends	**(9.0)**	-
Balance, end of period	**615.3**	427.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	12 weeks October 15, 2006	12 weeks October 9, 2005	24 weeks October 15, 2006	24 weeks October 9, 2005
	$	$	**$**	$
Operating activities				
Net earnings	**74.7**	55.5	**119.3**	109.6
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**25.1**	23.1	**50.1**	44.0
Future income taxes	**4.6**	4.4	**8.7**	6.8
Loss (gain) on disposal of property and equipment and other assets	**1.0**	(2.9)	**3.0**	(1.9)
Deferred credits	**2.0**	4.0	**7.0**	6.2
Other	**3.0**	(2.1)	**6.7**	(1.9)
Changes in non-cash working capital	**(68.3)**	73.2	**(59.9)**	51.3
Net cash provided by operating activities	**42.1**	155.2	**134.9**	214.1
Investing activities				
Business acquisitions (Note 3)	**(103.8)**	-	**(243.7)**	-
Purchase of property and equipment	**(51.0)**	(50.2)	**(82.2)**	(83.3)
Deposit on business acquisition	**(14.0)**	-	**(14.0)**	-
Temporary investments	**12.3**	-	**12.3**	-
Increase in other assets	**(3.5)**	(2.0)	**(6.7)**	(2.3)
Proceeds from sale and leaseback transactions	**1.0**	1.9	**6.2**	18.7
Proceeds from disposal of property and equipment and other assets	**0.8**	7.5	**4.0**	8.2
Liabilities assumed on business acquisitions	**-**	-	**(5.0)**	-
Net cash used in investing activities	**(158.2)**	(42.8)	**(329.1)**	(58.7)
Financing activities				
Increase in long-term debt, net of financing costs (Note 2)	**180.1**	-	**180.1**	-
Repayment of long-term debt (Note 2)	**(164.9)**	(1.4)	**(166.8)**	(3.0)
Dividends paid	**(9.0)**	-	**(9.0)**	-
Issuance of shares, net of share issue expenses	**0.5**	-	**0.5**	0.2
Net cash provided by (used in) financing activities	**6.7**	(1.4)	**4.8**	(2.8)
Effect of exchange rate fluctuations on cash and cash equivalents	**0.5**	3.0	**(1.2)**	3.5
Net (decrease) increase in cash and cash equivalents	**(108.9)**	114.0	**(190.6)**	156.1
Cash and cash equivalents, beginning of period	**249.8**	294.8	**331.5**	252.7
Cash and cash equivalents, end of period	**140.9**	408.8	**140.9**	408.8
Supplemental information:				
Interest paid	**3.5**	2.6	**20.6**	16.3
Income taxes paid	**21.6**	8.1	**25.3**	12.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 15, 2006 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	**140.9**	331.5
Temporary investments	**8.9**	21.4
Accounts receivable	**178.7**	153.0
Income taxes receivable	**-**	0.7
Inventories	**349.4**	322.3
Prepaid expenses	**15.3**	15.2
Future income taxes	**14.3**	18.9
	707.5	863.0
Property and equipment	**1,175.2**	1,014.1
Goodwill	**320.1**	245.8
Trademarks and licenses	**168.1**	175.4
Deferred charges	**25.9**	28.2
Other assets	**45.3**	42.1
Future income taxes	**0.8**	0.6
	2,442.9	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**596.7**	681.8
Income taxes payable	**49.3**	-
Current portion of long-term debt	**0.6**	8.0
Future income taxes	**0.1**	0.1
	646.7	689.9
Long-term debt	**536.8**	516.1
Deferred credits and other liabilities	**133.8**	127.2
Future income taxes	**54.5**	70.0
	1,371.8	1,403.2
Shareholders' equity		
Capital stock	**351.5**	351.0
Contributed surplus	**11.0**	9.4
Retained earnings	**615.3**	505.0
Cumulative translation adjustments	**93.3**	100.6
	1,071.1	966.0
	2,442.9	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer's sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.

The new credit agreement consists of a renewable unsecured facility of a maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. The credit facility is available in the following forms:

- A revolving operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and
- A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at October 15, 2006, an amount of $180.2 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$1.0 and $15.5 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

3. BUSINESS ACQUISITIONS

During the 24-week period ended October 15, 2006, the Company made the following business acquisitions:

- Effective October 4, 2006: from Holland Oil Company, purchase of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 will be operated by the Company and 13 will be operated by independent store operators.
- Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $243.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary

allocations are subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

	$
Assets acquired	
Inventories	15.7
Property and equipment	158.2
Other assets	1.5
Total assets	175.4
Liabilities assumed	
Accounts payable and accrued liabilities	2.7
Deferred credits and other liabilities	3.1
Total liabilities	5.8
Net tangible assets acquired	169.6
Trademark	0.4
Goodwill	73.7
Total consideration paid, including direct acquisition costs	243.7

Most of the goodwill related to these transactions is deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

5. NET EARNINGS PER SHARE

	12-week period ended October 15, 2006			12-week period ended October 9, 2005		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	74.7	202,076	0.37	55.5	202,036	0.27
Dilutive effect of stock options		5,951	(0.01)		5,474	-
Diluted net earnings available for Class A and B shareholders	74.7	208,027	0.36	55.5	207,510	0.27

	24-week period ended October 15, 2006			24-week period ended October 9, 2005		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	119.3	202,058	0.59	109.6	202,021	0.54
Dilutive effect of stock options		6,018	(0.02)		5,287	(0.01)
Diluted net earnings available for Class A and B shareholders	119.3	208,076	0.57	109.6	207,308	0.53

A total of 229,240 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 15, 2006. There are 894,100 stock options excluded from the calculation for the 12 and 24-week periods ended October 9, 2005.

(in millions of US dollars, except per share amounts, unaudited)

6. CAPITAL STOCK

As at October 15, 2006, the Company has 56,185,812 (56,594,692 as at October 9, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,960,182 (145,441,210 as at October 9, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at October 15, 2006, 9,194,320 (9,140,600 as at October 9, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 15, 2006, the stock-based compensation costs amount to $0.7 and $1.7, respectively. For the 12 and 24-week periods ended October 9, 2005, the stock-based compensation costs amount to $0.7 and $1.9, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.37%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at October 9, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 15, 2006, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.2 and $2.4, respectively. For the corresponding 12 and 24-week periods ended October 9, 2005, the expense is $1.1 and $2.1, respectively. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

9. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period ended October 15, 2006			12-week period ended October 9, 2005		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [a]						
Merchandise and services	704.5	371.4	1,075.9	646.6	343.8	990.4
Motor fuel	1,451.8	232.0	1,683.8	1,182.5	219.0	1,401.5
	2,156.3	603.4	2,759.7	1,829.1	562.8	2,391.9
Gross Profit						
Merchandise and services	237.1	130.0	367.1	212.3	115.4	327.7
Motor fuel	112.3	12.9	125.2	75.6	17.5	93.1
	349.4	142.9	492.3	287.9	132.9	420.8
Property and equipment and goodwill [a]	1,050.6	444.7	1,495.3	643.3	426.5	1,069.8

	24-week period ended October 15, 2006			24-week period ended October 9, 2005		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [a]						
Merchandise and services	1,410.0	759.1	2,169.1	1,299.9	681.2	1,981.1
Motor fuel	2,972.5	475.2	3,447.7	2,192.4	400.7	2,593.1
	4,382.5	1,234.3	5,616.8	3,492.3	1,081.9	4,574.2
Gross Profit						
Merchandise and services	474.3	265.4	739.7	425.2	230.4	655.6
Motor fuel	182.6	28.3	210.9	143.2	30.8	174.0
	656.9	293.7	950.6	568.4	261.2	829.6

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.5, which will result in a net claim of about $13.4. The net book value of the damaged assets is lower than the net claim. As at October 15, 2006, the Company has received $3.8 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

11. CONTRACTUAL AGREEMENT

Acquisition of property and equipment

On October 9, 2006, the Company has committed towards two of its landlords to acquire 52 properties on which it is currently operating an equivalent number of stores and for which it is committed under an operating-lease. The amount of the transaction will be of approximately $61.0.

Business acquisition

On October 5, 2006, the Company signed agreements with Shell Oil Products US and its affiliate, Motiva Enterprises LLC, to purchase a network of 236 stores operating under the Shell banner in the regions of Bâton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 175 are company-operated, 49 are operated by independent store operators and 12 have a motor fuel supply agreement. The transaction amount will be determined on closing.

12. SUBSEQUENT EVENT

On October 30, 2006, the Company purchased, from Sparky's Oil Company, 24 Company-operated stores operating under the Sparky's banner in the West Central Florida, United States.


Couche-Tard

Mac's


www.couche-tard.com www.macs.ca www.circlek.com

www.sloche.com www.froster.ca


Couche-Tard

RECEIVED

2007 AUG 23 A 5:45


OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For the 16-week period
ended February 4, 2007

Quarterly Report 3

Couche-Tard

Management's Discussion and Analysis

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance during the third quarter for the fiscal year ending April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's in our 2006 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the *U.S. Private Securities Litigation Reform Act of 1995*. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at March 13, 2007, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in the 2006 Annual Report, as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

We operate 5,360 convenience stores throughout our North American network, including 3,308 stores with motor fuel dispensing. We are present in nine North American markets, including six in the United States covering 28 states and three in Canada covering six provinces. Over 39,500 people are employed throughout our network. In order to maximize productivity and in view of future growth, as we stated in the second quarter, we favour the operation of networks comprised of a maximum of approximately 600 Company-operated stores. We have therefore split our U.S. Midwest business unit into two regions. Thus, our newly created Great Lakes division, which is currently comprise of 275 Company-operated stores, will operate in Ohio, Michigan and Pennsylvania. Our U.S. Midwest business unit will be responsible for operations in Kentucky, Indiana, Illinois and Iowa and will manage 339 Company-operated stores. This decision was announced on December 1st, 2006 and the new business unit will be fully operational at the beginning of the next fiscal year.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, particularly the higher growth and higher margin of the grocery products category, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented. Approximately 27.0% of the 140,700 stores located in the United States are operated by ten main players. Our industry is in a consolidation and restructuring phase following the stiff competition and major fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for well-capitalized, established industry participants such as Couche-Tard to grow through mergers and acquisitions.

Exchange Rate Data

The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended	
	February 4, 2007	January 29, 2006	**February 4, 2007**	January 29, 2006
Average for the period [1]	**0.8682**	0.8551	**0.8835**	0.8337
Period end	**0.8435**	0.8699	**0.8435**	0.8699

[1] Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Third Quarter of Fiscal 2007

Business acquisitions

On December 1st, 2006, we finalized, with Shell Oil Product US and its affiliate, Motiva Entreprises LLC, the acquisition of a network of 236 stores operating under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando and Tampa as well as in Southwest Florida in the United States. Of the 236 stores, 174 are Company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.

On October 30, 2006, we finalized, with Sparky's Oil Company, the acquisition of 24 Company-operated stores operating under the Sparky's banner in West Central Florida in the United States.

These transactions were carried out for a cash consideration of $317.7 million, including inventories and direct acquisition costs.

Dividends

On March 13, 2007, the Board of Directors declared a dividend of Cdn$0.03 per share to shareholders on record as at March 22, 2007 and approved its payment for March 30, 2007. This is an eligible dividend within the meaning of the *Income Tax Act*.

Outstanding shares and stock options

As at March 7, 2007, Couche-Tard had 56,175,312 Class A multiple voting shares and 145,996,246 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9 491 116 outstanding stock options for the purchase of Class B subordinate voting shares.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 16-week and 40-week periods ended February 4, 2007 and January 29, 2006:

(In millions of US dollars, unless otherwise stated)	16-week periods ended			40-week periods ended		
	February 4, 2007	January 29, 2006	Change %	**February 4, 2007**	January 29, 2006	Change %
Statement of Operations Data:						
Merchandise and service revenues [1]:						
United States	**937.9**	811.4	15.6	**2,347.9**	2,111.3	11.2
Canada	**422.9**	407.1	3.9	**1,182.0**	1,088.3	8.6
Total merchandise and service revenues	**1,360.8**	1,218.5	11.7	**3,529.9**	3,199.6	10.3
Motor fuel revenues:						
United States	**1,875.4**	1,470.1	27.6	**4,847.9**	3,662.5	32.4
Canada	**261.8**	255.6	2.4	**737.0**	656.3	12.3
Total motor fuel revenues	**2,137.2**	1,725.7	23.8	**5,584.9**	4,318.8	29.3
Total revenues	**3,498.0**	2,944.2	18.8	**9,114.8**	7,518.4	21.2
Merchandise and service gross profit [1]:						
United States	**317.1**	268.9	17.9	**791.4**	694.1	14.0
Canada	**147.7**	135.9	8.7	**413.1**	366.3	12.8
Total merchandise and service gross profit	**464.8**	404.8	14.8	**1,204.5**	1,060.4	13.6
Motor fuel gross profit:						
United States	**106.7**	108.8	(1.9)	**289.3**	252.0	14.8
Canada	**16.4**	16.7	(1.8)	**44.7**	47.5	(5.9)
Total motor fuel gross profit	**123.1**	125.5	(1.9)	**334.0**	299.5	11.5
Total gross profit	**587.9**	530.3	10.9	**1,538.5**	1,359.9	13.1
Operating, selling, administrative and general expenses	**462.9**	402.1	15.1	**1,145.4**	1,005.3	13.9
Depreciation and amortization of property and equipment and other assets	**43.3**	33.4	29.6	**99.4**	80.1	24.1
Operating income	**81.7**	94.8	(13.8)	**293.7**	274.5	7.0
Net earnings	**43.7**	54.5	(19.8)	**163.0**	164.1	(0.7)
Other Operating Data:						
Merchandise and service gross margin [1]:						
Consolidated	**34.2%**	33.2%		**34.1%**	33.1%	
United States	**33.8%**	33.1%		**33.7%**	32.9%	
Canada	**34.9%**	33.4%		**34.9%**	33.7%	
Growth of same-store merchandise revenues [2] [3]:						
United States	**1.9%**	6.0%		**3.0%**	5.6%	
Canada	**3.2%**	2.9%		**2.9%**	4.1%	
Motor fuel gross margin:						
United States (cents per gallon) [3]	**13.19**	17.63	(25.2)	**15.50**	16.63	(6.8)
Canada (Cdn cents per litre)	**4.05**	4.31	(6.0)	**4.21**	4.96	(15.1)
Volume of motor fuel sold [4]:						
United States (millions of gallons)	**841.8**	634.4	32.7	**1,938.0**	1,556.6	24.5
Canada (millions of litres)	**470.1**	452.9	3.8	**1,203.5**	1,148.3	4.8
Growth of same-store motor fuel volume [3]:						
United States	**3.2%**	6.9%		**4.5%**	6.0%	
Canada	**4.2%**	2.0%		**4.5%**	2.8%	
Per-Share Data:						
Basic net earnings per share (dollars per share)	**0.22**	0.27	(18.5)	**0.81**	0.81	-
Diluted net earnings per share (dollars per share)	**0.21**	0.26	(19.2)	**0.78**	0.79	(1.3)

	February 4, 2007	April 30, 2006	Change $
Financial position:			
Total assets	2,884.1	2,369.2	514.9
Interest-bearing debt	927.3	524.1	403.2
Shareholders' equity	1,096.4	966.0	130.4
Ratios:			
Net interest-bearing debt/total capitalization [5]	**0.40:1**	0.15:1	
Net interest-bearing debt/EBITDA [6]	**1.54:1** [7]	0.39:1	

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7) This ratio is standardized over one year. It includes the results of the first, second and third quarters for the fiscal year ending April 29, 2007 as well as the results of the fourth quarter of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results for the Third Quarter and the First Three Quarters of 2007

The following table presents certain information regarding changes in our stores over the 16-week and 40-week periods ended February 4, 2007:

	16-week period ended February 4, 2007			40-week period ended February 4, 2007		
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period [1]	3,780	1,531	5,309	3,632	1,351	4,983
Acquisitions	198	62	260	355	75	430
Openings / constructions / additions [2]	45	84	127	73	275	348
Closures / withdrawals [3]	(24)	(316)	(336)	(56)	(345)	(401)
Conversions into Company-operated stores	9	(9)	-	9	(9)	-
Conversions into affiliated stores	-	-	-	(5)	5	-
Number of stores, end of period	4,008	1,352	5,360	4,008	1,352	5,360

(1) Restated.
(2) The important increase in affiliated stores results from the addition of the new ConocoPhillips franchises as mentioned in the 2006 annual report and from new agreement signed with business communities in certains regions.
(3) As mentioned in the second quarter, the important withdrawal of affiliated stores arises from the decision of SSP Partners not to renew their licence agreement.

During the quarter, we also implemented our IMPACT program in 109 Company-operated stores, bringing our annual total to 267. As a result, 49.1% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable flexibility for future internal growth.

Revenues

Our revenues amounted to $3.5 billion for the 16-week period ended February 4, 2007, up $553.8 million for an increase of 18.8%. For the first three quarters, revenues totaled $9.1 billion, representing an increase of $1.6 billion or 21.2%.

For the third quarter of fiscal 2007, the growth of merchandise and service revenues was $142.3 million or 11.7%, of which $87.3 million was generated by the stores acquired since the beginning of the current year and $6.5 million was generated by the 1.5% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in same-store merchandise revenues in the United States stood at 1.9% compared with 3.2% in Canada. Over the past two years, our stores located in Florida and in the Gulf of Mexico region were plagued by several hurricanes. The impact of the storms on our same-store merchandise revenues is significant and cyclical. Indeed, following the announcement of these devastating events, our sales post momentary increased growth followed by a low period during the actual storms. During such reconstruction period, our merchandise revenues increase due to higher traffic among our target clientele and then subsequently fall once the reconstruction is completed. Thus, the third quarter of last year corresponded to the reconstruction period following the hurricanes. Other factors: 1-In order to increase growth in demand for this quarter, which is less favourable for our business cycle, many of our U.S. markets implemented aggressive promotional programs that were not repeated this year. This had , on the other side, a positive impact on our gross margin; 2- This year, we have sustained the impact of the exceptional weather conditions experienced last year in our Southwest region markets, which generated strong growth in our main product categories, including water, beverages and beer. This year, the same region was affected by heavy rains and even snow; 3- On December 8, 2006, government officials in Arizona applied an $8.20-per-carton tax increase on tobacco, which greatly affected sales in this category subsequently. Finally, in the United States and Canada, we continue to benefit from our pricing and product mix strategies, as well as from the ongoing implementation of our IMPACT program throughout our network.

For the first three quarters of fiscal 2007, the growth in merchandise and service revenues stood at $330.3 million or 10.3%, of which $127.1 million was generated by the stores acquired during the year and $69.3 million resulted from the 6.0% appreciation of the Canadian dollar. Additionally, the growth of same-store merchandise revenues was 3.0% in the United States compared with 2.9% in Canada.

For the third quarter of 2007, motor fuel revenues increased $411.5 million or 23.8%, of which $301.4 million was generated by the stores acquired since April 30, 2006. The appreciation of the Canadian dollar accounted for $3.9 million of the increase. These factors were offset by the negative impact of $62.3 million created by the decrease in the average retail price at the pump for our Company-operated stores. The following table shows the average retail pump prices observed over the past 12 months, commencing with the fourth quarter of the year ended April 30, 2006:

Quarter	4th	1st	2nd	3rd	Weighted average
53-week period ended February 4, 2007					
United States (US dollars per gallon)	2.30	2.86	2.61	2.26	2.48
Canada (Cdn cents per litre)	88.63	96.08	89.87	80.27	88.08
52-week period ended January 29, 2006					
United States (US dollars per gallon)	2.07	2.18	2.62	2.33	2.30
Canada (Cdn cents per litre)	78.60	82.79	95.65	84.61	85.53

For internal growth, in the United States, the increase of same-store motor fuel volume for the third quarter of fiscal 2007 was 3.2% compared with 4.2% in Canada. The growth in the United States is considered to be very satisfactory, particularly given that our price optimization program in the Southwest region is in its second year, which has resulted in a less important impact. In addition, given the volatile nature of the motor fuel market following the hurricanes that occurred in fiscal 2006, it is difficult to make comparisons with the other regions in the U.S. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.

During the 40-week period ended February 4, 2007, motor fuel revenues climbed $1.3 billion or 29.3%, of which $434.0 million was generated by the stores acquired during fiscal 2007. The increase in pump prices contributed $246.7 million to the total increase while the appreciation of the Canadian dollar generated $43.4 million. Finally, the growth in same-store motor fuel volume was 4.5% in both the United States and Canada for reasons similar to those described above.

Gross profit

During the 16-week period ended February 4, 2007, the merchandise and service gross margin was 34.2%, up from 33.2% in the same quarter of fiscal 2006. In the United States, the gross margin was 33.8%, up from 33.1% last year. In Canada, it was 34.9% for the current quarter compared with 33.4%. In both our U.S. and Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in our product mix with a focus on higher margin items that target customers' demand more specifically, the reduction in certain aggressive promotional programs for specific categories, as well as the implementation of our IMPACT program in an increasing number of our stores, including our newly acquired stores. In the United States, some acquisitions have contributed to decrease the gross margin since the previous owners-operators had an aggressive price strategy.

For the first three quarters, the merchandise and service gross margin reached 34.1%, up from 33.1% for the same period of the previous fiscal year. Due to the above-mentioned factors, gross margin in the United States was 33.7%, up from 32.9%, whereas in Canada, it stood at 34.9% compared with 33.7%, which represents a significant increase of 1.2%.

For the third quarter of fiscal 2007, the motor fuel gross margin for our Company-operated stores in the United States decreased substantially to 13.19¢ per gallon compared with 17.63¢ per gallon in the corresponding quarter of the previous fiscal year. In Canada, it also fell to Cdn4.05¢ per litre compared with Cdn4.31¢ per litre last year.

For the first three quarters of the current fiscal year, the U.S. motor fuel gross margin dropped to 15.50¢ per gallon compared with 16.63¢ per gallon for the corresponding period of the fiscal year ended April 30, 2006. In Canada, the same trend occurred, with the gross margin decreasing to Cdn4.21¢ per litre compared with Cdn4.96¢ per litre. However, it is important to remember that the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last four quarters, commencing with the fourth quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)

Quarter	4th	1st	2nd	3rd	Weighted average
53-week period ended February 4, 2007					
Before deduction of expenses related to electronic payment modes	10.96	13.60	20.73	13.19	14.48
Expenses related to electronic payment modes	3.31	3.82	3.77	3.12	3.46
After deduction of expenses related to electronic payment modes	7.65	9.78	16.96	10.07	11.02
52-week period ended January 29, 2006					
Before deduction of expenses related to electronic payment modes	11.26	14.86	17.05	17.63	15.43
Expenses related to electronic payment modes	2.75	2.98	3.50	3.24	3.13
After deduction of expenses related to electronic payment modes	8.51	11.88	13.55	14.39	12.30

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased by 1.0% as a percentage of merchandise and service revenues for the 16- and 40-week periods ended February 4, 2007. These costs were significantly affected by higher salaries, due, in part, to a labour shortage in certain regions and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales. These factors explained respectively 0.4% and 0.2% of the increase on a quarterly basis and 0.5% and 0.4% on an annual basis. The other factors that contributed to the increase are those related to public utility expenses, environmental costs and finally the maintenance costs related to the ATM machines operated by us since the last quarter of fiscal 2006.

The new legislative proposal in the U.S. regarding minimum wage aims to increase minimum wage from the current $5.15 to $7.25 per hour. The Bill has been submitted to the Senate. If the proposal is adopted, Couche-Tard estimates that this legislation will have an impact of approximately $5.0 million on its results before taxes.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $5.8 million for the third quarter of the current fiscal year compared with the quarter ended January 29, 2006. The change is mainly due to an increase in average borrowings for this quarter, a drop in our interest income generated from the investing of excess cash and a negative variance of $1.0 million related to our interest rate swaps, offset by the drop in our average interest rate. For the first three quarters, financial expenses rose $8.1 million compared with the corresponding period in fiscal 2006. The increase is due primarily to a higher average annual interest rate, higher average borrowings, a negative variance of $2.5 million related to our interest rate swaps, as well as the decrease in our interest income.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the *Quebec Taxation Act*, we posted a $9.9 million unusual retroactive income tax expense in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate for the first three quarters was 33.5%, which is slightly lower than the rate of 34.1% observed for the first three quarters of fiscal 2006.

Net earnings

We closed the third quarter of 2007 with a $10.8 million decrease in net earnings for a total of $43.7 million, resulting in per-share earnings of $0.22 or $0.21 on a diluted basis. The net earnings for this quarter were affected by factors over which the Company has little control:

(In millions of US dollars)	16-week period ended February 4, 2007
Net earnings for the third quarter as reported	43.7
Negative impact related to the decrease in the motor fuel margin, after taxes [1]	24.3
Negative impact due to the increase in expenses related to electronic payment modes, after taxes [2]	3.4
Adjusted net earnings for the third quarter [3]	71.4

(1) Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for this quarter would have amounted to $71.4 million, or $0.34 per share on a diluted basis, which represents an increase of 31.0% compared with the net earnings for the quarter ended January 29, 2006.

We closed the first three quarters of fiscal 2007 with net earnings of $163.0 million, which equals $0.81 per share or $0.78 per share on a diluted basis. However, the net earnings for the first three quarters were affected by factors over which the Company has little control:

(In millions of US dollars)	40-week period ended February 4, 2007
Net earnings for the first three quarters as reported	163.0
Negative impact related to the decrease in the motor fuel margin, after taxes [1]	18.8
Negative impact due to the increase in expenses related to electronic payment modes, after taxes [2]	11.0
Non-recurring negative impact related to Bill 15	9.9
Positive impact related to changes in the exchange rate, after taxes [3]	(2.9)
Adjusted net earnings for the first three quarters [4]	199.8

(1) Decrease in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for the first three quarters would have amounted to $199.8 million, or $0.96 per share on a diluted basis, which represents an increase of 21.8% compared with the net earnings for the corresponding period ended January 29, 2006.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 30, 2006. For further information, please consult the 2006 Annual Report.

We entered into interest rate swaps with three banks in fiscal 2004. The terms of the agreements remain unchanged compared with the information published in our 2006 Annual Report.

Our capital expenditures and acquisitions realized during the first three quarters were mainly financed using our excess cash and credit facilities. In the future, we are confident that we will be able to finance these capital expenditures and acquisitions through a combination of our cash flows from operating activities, additional debt, monetization of our real estate portfolio and, as a last resort, share issuances.

Credit facility

On November 15, 2006, we increased the limit of our term renewable unsecured revolving credit agreement by $150.0 million to $650.0 million. As at February 4, 2007, $570.4 million was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$0.6 million and $16.6 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	16-week periods ended			40-week periods ended		
	February 4, 2007	January 29, 2006	Change $	February 4, 2007	January 29, 2006	Change $
Operating activities						
Cash flows [1]	**92.1**	95.4	(3.3)	**273.2**	253.9	19.3
Other	**3.4**	(51.6)	55.0	**(42.8)**	4.0	(46.8)
Net cash provided by operating activities	**95.5**	43.8	51.7	**230.4**	257.9	(27.5)
Investing activities						
Business acquisitions	**(318.0)**	(54.4)	(263.6)	**(561.7)**	(54.4)	(507.3)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	**(138.9)**	(52.3)	(86.6)	**(217.1)**	(127.4)	(89.7)
Proceeds from sale and leaseback transactions	**19.2**	12.1	7.1	**25.4**	30.8	(5.4)
Other	**10.4**	(5.0)	15.4	**(3.0)**	(7.3)	4.3
Net cash used in investing activities	**(427.3)**	(99.6)	(327.7)	**(756.4)**	(158.3)	(598.1)
Financing activities						
Increase in long-term borrowing, net of financial expenses	**390.1**	-	390.1	**570.2**	-	570.2
Repayment of long-term debt	**(0.2)**	(2.2)	2.0	**(167.0)**	(5.2)	(161.8)
Dividends paid	**(5.3)**	(4.4)	(0.9)	**(14.3)**	(4.4)	(9.9)
Issuance of shares, net of share issue expenses	**0.3**	-	0.3	**0.8**	0.2	0.6
Net cash used in financing activities	**384.9**	(6.6)	391.5	**389.7**	(9.4)	399.1
Company credit rating						
Standard and Poor's	**BB**	BB		**BB**	BB	
Moody's	**Ba1**	Ba2		**Ba1**	Ba2	

(1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first three quarters, the cash used in other elements is related to the variance in non-cash working capital, which results primarily from the significant drop in accounts payable due to the seasonal nature of our business, offset by the increase in income taxes payable.

Investing activities

Our major investments of the quarter were the acquisitions of the Shell and Sparky's stores, which were added to the Spectrum, Holland Oil, Close-to-Home and Stop-n-Save stores acquired during the first and second quarters. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, our new constructions, as well as the replacement of equipment in some of our stores to enhance our offering of products and services.

Financing activities

The first three quarters were marked by a net increase of $403.2 million in our long-term debt used to finance our investments. We also paid out $14.3 million in dividends.

Financial Position

As demonstrated by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and by our cash flows, we have an excellent financial position.

The increase in our total assets is mainly attributable to the $507.3 million increase in property and equipment, the $117.6 million increase in goodwill, the $39.2 million increase in inventories and the decrease of $140.4 million in cash and cash equivalents which are primarily the result of the acquisitions carried out in the first three quarters.

Contractual Obligations

No major changes occurred during the first three quarters ended February 4, 2007 with respect to the Company's contractual obligations. For further information, please consult the 2006 Annual Report.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	Fiscal 2007			Fiscal 2006				Fiscal 2005
Quarter	**3rd**	**2nd**	**1st**	4th	3rd	2nd	1st	4th
Weeks	**16**	**12**	**12**	13	16	12	12	12
Revenues	**3,498.0**	**2,759.7**	**2,857.1**	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	**125.0**	**149.2**	**118.9**	84.0	128.2	115.6	110.8	68.7
Depreciation and amortization of property and equipment and other assets	**43.3**	**28.3**	**27.8**	26.8	33.4	24.0	22.7	21.6
Operating income	**81.7**	**120.9**	**91.1**	57.2	94.8	91.6	88.1	47.1
Financial expenses	**16.6**	**8.5**	**8.5**	8.5	10.8	7.5	7.2	7.4
Net earnings	**43.7**	**74.7**	**44.6**	32.1	54.5	55.5	54.1	32.5
Net earnings per share								
Basic	**$0.22**	**$0.37**	**$0.22**	$0.16	$0.27	$0.27	$0.27	$0.16
Diluted	**$0.21**	**$0.36**	**$0.21**	$0.15	$0.26	$0.27	$0.26	$0.16

Subsequent Events

Acquisitions

On March 7, 2007, we signed an agreement with Star Fuel Marts, LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.

On February 26, 2007, we purchased 13 Company-operated stores from Richcor, Inc. The stores operate under the Groovin Noovin banner in the U.S. city of Pensacola, Florida.

Outlook

During the fourth quarter, we will continue to implement our IMPACT program in order to reach our objective of 400 stores for the current fiscal year. We will also take advantage of further expansion opportunities in strategic markets in North America, insofar as they are consistent with our profit and growth criterias. With the benefits of the new stores that have been acquired and opened since the beginning of the year and our focus on our targeted pricing and product mix strategies, we are confident we will achieve strong results for the last quarter and the fiscal year ending April 29, 2007.

March 13, 2007

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the periods ended	16 weeks February 4, 2007	16 weeks January 29, 2006	40 weeks February 4, 2007	40 weeks January 29, 2006
	$	$	$	$
Revenues	**3,498.0**	2,944.2	**9,114.8**	7,518.4
Cost of sales	**2,910.1**	2,413.9	**7,576.3**	6,158.5
Gross profit	**587.9**	530.3	**1,538.5**	1,359.9
Operating, selling, administrative and general expenses	**462.9**	402.1	**1,145.4**	1,005.3
Depreciation and amortization of property and equipment and other assets	**43.3**	33.4	**99.4**	80.1
	506.2	435.5	**1,244.8**	1,085.4
Operating income	**81.7**	94.8	**293.7**	274.5
Financial expenses	**16.6**	10.8	**33.6**	25.5
Earnings before income taxes	**65.1**	84.0	**260.1**	249.0
Income taxes (Note 4)	**21.4**	29.5	**97.1**	84.9
Net earnings	**43.7**	54.5	**163.0**	164.1
Net earnings per share (Note 5)				
Basic	**0.22**	0.27	**0.81**	0.81
Diluted	**0.21**	0.26	**0.78**	0.79
Weighted average number of shares (in thousands)	**202,163**	202,036	**202,100**	202,027
Weighted average number of shares – diluted (in thousands)	**208,384**	207,768	**208,199**	207,492
Number of shares outstanding at end of period (in thousands)	**202,172**	202,037	**202,172**	202,037

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 4, 2007	January 29, 2006
	$	$
Balance, beginning of period	**9.4**	5.6
Stock-based compensation (Note 7)	**2.8**	3.0
Fair value of stock options exercised	**(0.2)**	-
Balance, end of period	**12.0**	8.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 4, 2007	January 29, 2006
	$	$
Balance, beginning of period	**505.0**	317.5
Net earnings	**163.0**	164.1
	668.0	481.6
Dividends	**(14.3)**	(4.4)
Balance, end of period	**653.7**	477.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the periods ended	16 weeks February 4, 2007	16 weeks January 29, 2006	40 weeks February 4, 2007	40 weeks January 29, 2006
	$	$	**$**	$
Operating activities				
Net earnings	**43.7**	54.5	**163.0**	164.1
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	**37.3**	28.3	**87.4**	72.3
Future income taxes	**15.0**	13.1	**23.7**	19.9
Gain on disposal of property and equipment and other assets	**(3.9)**	(0.5)	**(0.9)**	(2.4)
Deferred credits	**20.4**	5.4	**27.4**	11.6
Other	**1.0**	(1.6)	**7.7**	(3.5)
Changes in non-cash working capital	**(18.0)**	(55.4)	**(77.9)**	(4.1)
Net cash provided by operating activities	**95.5**	43.8	**230.4**	257.9
Investing activities				
Business acquisitions (Note 3)	**(318.0)**	(54.4)	**(561.7)**	(54.4)
Purchase of property and equipment	**(148.5)**	(60.0)	**(230.7)**	(143.3)
Proceeds from sale and leaseback transactions	**19.2**	12.1	**25.4**	30.8
Deposit reimbursement (deposit) on business acquisition	**11.6**	-	**(2.4)**	-
Increase in other assets	**(10.0)**	(1.0)	**(16.7)**	(3.3)
Proceeds from disposal of property and equipment and other assets	**9.6**	7.7	**13.6**	15.9
Temporary investments	**8.8**	-	**21.1**	-
Liabilities assumed on business acquisitions	**-**	(4.0)	**(5.0)**	(4.0)
Net cash used in investing activities	**(427.3)**	(99.6)	**(756.4)**	(158.3)
Financing activities				
Increase in long-term debt, net of financing costs (Note 2)	**390.1**	-	**570.2**	-
Dividends paid	**(5.3)**	(4.4)	**(14.3)**	(4.4)
Issuance of shares, net of share issue expenses	**0.3**	-	**0.8**	0.2
Repayment of long-term debt (Note 2)	**(0.2)**	(2.2)	**(167.0)**	(5.2)
Net cash provided by (used in) financing activities	**384.9**	(6.6)	**389.7**	(9.4)
Effect of exchange rate fluctuations on cash and cash equivalents	**(2.9)**	3.0	**(4.1)**	6.5
Net increase (decrease) in cash and cash equivalents	**50.2**	(59.4)	**(140.4)**	96.7
Cash and cash equivalents, beginning of period	**140.9**	408.8	**331.5**	252.7
Cash and cash equivalents, end of period	**191.1**	349.4	**191.1**	349.4
Supplemental information:				
Interest paid	**22.1**	17.8	**42.7**	34.1
Income taxes paid	**13.7**	19.2	**39.0**	31.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at February 4, 2007 (unaudited)	As at April 30, 2006 (audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	191.1	331.5
Temporary investments	-	21.4
Accounts receivable	176.5	153.0
Income taxes receivable	-	0.7
Inventories	361.5	322.3
Prepaid expenses	19.2	15.2
Future income taxes	14.0	18.9
	762.3	863.0
Property and equipment	1,521.4	1,014.1
Goodwill	363.4	245.8
Trademarks and licenses	168.8	175.4
Deferred charges	24.8	28.2
Other assets	42.8	42.1
Future income taxes	0.6	0.6
	2,884.1	2,369.2
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	599.8	681.8
Income taxes payable	42.9	-
Current portion of long-term debt	0.5	8.0
Future income taxes	0.1	0.1
	643.3	689.9
Long-term debt	926.8	516.1
Deferred credits and other liabilities	155.7	127.2
Future income taxes	61.9	70.0
	1,787.7	1,403.2
Shareholders' equity		
Capital stock	351.8	351.0
Contributed surplus	12.0	9.4
Retained earnings	653.7	505.0
Cumulative translation adjustments	78.9	100.6
	1,096.4	966.0
	2,884.1	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer's sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.

The new credit agreement consists of a renewable unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0. The credit facility is available in the following forms:

- A revolving operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and
- A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at February 4, 2007, an amount of $570.4 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$0.6 and $16.6 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the 40-week period ended February 4, 2007, the Company made the following business acquisitions:

- Effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.
- Effective October 30, 2006: the Company purchased, from Sparky's Oil Company, 24 Company-operated stores operating under the Sparky's banner in the West Central Florida, United States.
- Effective October 4, 2006: from Holland Oil Company, purchase of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
- Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators.
- Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $561.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

	$
Tangible assets acquired	
Inventories	29.6
Property and equipment	426.0
Other assets	1.0
Total tangible assets	456.6
Liabilities assumed	
Accounts payable and accrued liabilities	4.8
Deferred credits and other liabilities	5.8
Total liabilities	10.6
Net tangible assets acquired	446.0
Non-compete agreement	1.0
Trademark	0.4
Goodwill	114.3
Total consideration paid, including direct acquisition costs	561.7

Most of the goodwill related to these transactions is deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 40-week period ended February 4, 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. NET EARNINGS PER SHARE

	16-week period ended February 4, 2007			16-week period ended January 29, 2006		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	43.7	202,163	0.22	54.5	202,036	0.27
Dilutive effect of stock options		6,221	(0.01)		5,732	(0.01)
Diluted net earnings available for Class A and B shareholders	43.7	208,384	0.21	54.5	207,768	0.26

	40-week period ended February 4, 2007			40-week period ended January 29, 2006		
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	163.0	202,100	0.81	164.1	202,027	0.81
Dilutive effect of stock options		6,099	(0.03)		5,465	(0.02)
Diluted net earnings available for Class A and B shareholders	163.0	208,199	0.78	164.1	207,492	0.79

A total of 191,400 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16 and 40-week periods ended February 4, 2007. There are 570,000 stock options excluded from the calculation for the 16 and 40-week periods ended January 29, 2006.

6. CAPITAL STOCK

As at February 4, 2007, the Company has 56,175,312 (56,388,652 as at January 29, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,996,246 (145,648,632 as at January 29, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at February 4, 2007, 9,217,116 (9,232,390 as at January 29, 2006) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until December 1, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Four series of stock options totaling 108,100 stock options at exercise prices ranging from Cdn$25.09 to Cdn$25.71 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended February 4, 2007, the stock-based compensation costs amount to $1.1 and $2.8, respectively. For the 16 and 40-week periods ended January 29, 2006, the stock-based compensation costs amount to $1.1 and $3.0, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

- risk-free interest rate of 4.00%;
- expected life of 8 years;
- expected volatility of 35%;
- expected quarterly dividend of Cdn$0.027 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.62 (Cdn$8.53 as at January 29, 2006). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

(in millions of US dollars, except per share amounts, unaudited)

8. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended February 4, 2007, the Company's total net pension expense included in consolidated statements of earnings amounts to $1.7 and $4.1, respectively. For the corresponding 16 and 40-week periods ended January 29, 2006, the expense is $1.4 and $3.5, respectively. The Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

9. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period ended February 4, 2007			16-week period ended January 29, 2006		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	937.9	422.9	1,360.8	811.4	407.1	1,218.5
Motor fuel	1,875.4	261.8	2,137.2	1,470.1	255.6	1,725.7
	2,813.3	684.7	3,498.0	2,281.5	662.7	2,944.2
Gross Profit						
Merchandise and services	317.1	147.7	464.8	268.9	135.9	404.8
Motor fuel	106.7	16.4	123.1	108.8	16.7	125.5
	423.8	164.1	587.9	377.7	152.6	530.3
Property and equipment and goodwill [(a)]	1,457.5	427.3	1,884.8	702.0	437.7	1,139.7

	40-week period ended February 4, 2007			40-week period ended January, 2006		
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues [(a)]						
Merchandise and services	2,347.9	1,182.0	3,529.9	2,111.3	1,088.3	3,199.6
Motor fuel	4,847.9	737.0	5,584.9	3,662.5	656.3	4,318.8
	7,195.8	1,919.0	9,114.8	5,773.8	1,744.6	7,518.4
Gross Profit						
Merchandise and services	791.4	413.1	1,204.5	694.1	366.3	1,060.4
Motor fuel	289.3	44.7	334.0	252.0	47.5	299.5
	1,080.7	457.8	1,538.5	946.1	413.8	1,359.9

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $15.1, which will result in a net claim of about $11.3. The net book value of the damaged assets is lower than the net claim. As at February 4, 2007, the Company has received $4.9 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

11. SUBSEQUENT EVENTS

On March 7, 2007, the Company signed an agreement with Star Fuel Marts, LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.

On February 26, 2007, the Company acquired, from Richor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States for an amount of $25.2, excluding direct acquisition costs and inventory.


Couche-Tard

Mac's


www.couche-tard.com www.macs.ca www.circlek.com

www.sloche.com www.froster.ca


Couche-Tard



ALIMENTATION COUCHE-TARD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "**Meeting**") of shareholders of Alimentation Couche-Tard Inc. (the "**Company**") will be held at the Laval I, at the Congress Centre of the Hotel Sheraton Laval, located at 2440 Des Laurentides Highway, in the City of Laval, Province of Quebec, on **Wednesday, September 6, 2006, at 11:00 a.m.** (local time), for the following purposes:

1) to receive the consolidated financial statements of the Company for the fiscal year ended April 30, 2006, together with the auditors' report thereon;

2) to elect the directors of the Company for the ensuing year;

3) to appoint the auditors of the Company and authorize the board of directors to fix their remuneration; and

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular, a form of proxy for the Meeting and a registration form for the Company's shareholder supplemental list are enclosed with this notice.

If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the enclosed stamped envelope. Proxies may also be deposited with the Secretary of the Meeting, immediately prior to the commencement of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Sylvain Aubry
Corporate Secretary

Laval, Quebec, July 12, 2006


Couche-Tard

ALIMENTATION COUCHE-TARD INC.
MANAGEMENT PROXY CIRCULAR

This proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Alimentation Couche-Tard Inc. (the "Company") for use at the annual general meeting of shareholders of the Company (and at any adjournment thereof) (the "Meeting") to be held on Wednesday, September 6, 2006, at 11:00 a.m. (local time), at the place and for the purposes set forth in the accompanying notice of the Meeting (the "Notice"). Unless otherwise indicated, the information contained herein is given as of June 30, 2006.

SOLICITATION OF PROXIES

The proxies must be deposited at the office of the transfer agent of the Company, Computershare Trust Company of Canada a/s National Bank Trust, 1100 University, Suite 1200, Montreal, Quebec, Canada, H3B 2G7, before the time fixed for the Meeting. A shareholder executing the enclosed proxy has the power to revoke it at any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Secretary of the Meeting on the day of the Meeting.

A shareholder has the right to appoint some other person (who need not be a shareholder of the Company) to represent him in attendance and to act on his behalf at the Meeting other than the individuals designated by the management of the Company and named in the enclosed form of proxy. Such right may be exercised by inserting in the space provided on such form of proxy the name of the other person the shareholder wishes to appoint or by completing another proper form of proxy.

This solicitation of proxies by the management of the Company is being carried out by mail. The Company may also, upon request, reimburse brokers and other persons holding shares as nominees for their reasonable costs incurred in sending proxy material to beneficial owners of shares of the Company. The costs of solicitation will be borne by the Company.

INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in two ways. Applicable securities laws and regulations require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive from their nominees a request for voting instructions for the number of shares held on their behalf. The nominee's voting instructions will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting. Non-registered shareholders who would like their shares to be voted on their behalf must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders should not complete the remainder of the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2006, 56,388,652 Multiple Voting Shares and 145,651,434 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the *Securities Act* (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the *Securities Act* (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the *Securities Act* (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the *Regulation Respecting Securities* (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

Holders of Multiple Voting Shares and holders of Subordinate Voting Shares listed as shareholders at the close of business on July 10, 2006 ("Record Date") will be entitled to vote at the Meeting in respect of all matters which may properly come before the Meeting. In order to be entitled to vote, a holder of Multiple Voting Shares or of Subordinate Voting Shares who has acquired his shares after this date must, at least ten (10) days before the Meeting, request that the Company enter his name on the list of shareholders entitled to vote. If two or more persons are joint holders of shares, those among such holders attending the Meeting may, in the absence of the others, vote such shares. However, if two or more joint holders are present in person or represented by proxy at the Meeting and

wish to vote thereat, they may do so only as one and the same person. If more than one joint holder are present or represented by proxy, the vote must be made jointly and in unison.

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders' agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

(i) Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;
(ii) Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; the representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie who is not a Metro employee and not related in anyway except for this nomination;
(iii) Metro and Orano have undertaken not to sale or transfer directly or indirectly the shares of the Company held by them without the other party's prior written consent;
(iv) Metro and Orano hold a reciprocal right of first opportunity on the sale or transfer of shares held by them, subject to certain conditions; and
(v) Metro and Orano hold a reciprocal right of first refusal on the sale and transfer of the shares of the Company held by them, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin and Jacques D'Amours).

This agreement provides that it will terminate if either Metro or Orano holds less than 5% of the issued and outstanding shares of the share-capital of the Company on a fully diluted basis.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the officers and directors of the Company, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the votes attached to each class of voting shares outstanding of the Company are:

Name	Number of Multiple Voting Shares beneficially owned, controlled or directed	Percentage of Multiple Voting Shares outstanding	Number of Subordinate Voting Shares beneficially owned, controlled or directed	Percentage of Subordinate Voting Shares outstanding
Développements Orano Inc.	29,946,264 [(1)]	53.11%	-	-
Metro Inc.	15,018,680	26.63%	5,723,668	3.93%

Note:

(1) The voting shares of Développements Orano Inc. are held in the following respective percentages: Alain Bouchard: 57.82%, Richard Fortin: 13.63%, Réal Plourde: 1.64%, and Jacques D'Amours: 26.91%. Consequently, Mr. Alain Bouchard, through its holding of shares of Développements Orano Inc. and of the Company, may be considered to exercise control or direction over shares carrying more than 10% of the votes attached to the outstanding voting shares of the Company.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended April 30, 2006 and the report of the auditors thereon will be submitted at the Annual General Meeting of Shareholders, but no vote thereon is required or expected. These consolidated financial statements are reproduced in the Company's 2006 Annual Report which was sent to shareholders who requested it with this Notice of Annual General Meeting of Shareholders and Management Proxy Circular. The Company's 2006 Annual Report is available on SEDAR (www.sedar.com) as well as on the Company's website (www.couche-tard.com).

ELECTION OF DIRECTORS

The Board of Directors must be composed of a minimum of three and of a maximum of 20 directors. Pursuant to a resolution of the Board of Directors, 10 persons are to be elected as directors for the current fiscal year, each to hold office until the next annual meeting of shareholders or until such person's successor is elected or appointed. Management proposes the election, at the Meeting, of the following 10 nominees, who are all currently members of the Board of Directors with the exception of Mrs. Mélanie Kau, President of Mobilia since Mrs. Josée Goulet informed the management that she would not stand for re-election at the next annual shareholders meeting. Mrs. Kau started her career with Mobilia in 1987 when she joined the family business at a crucial time. After occupying several different positions, she assumed the role of President in 1995. In addition to quadrupling the revenues of the company during her presidency Mrs. Kau has earned the respect of her peers. In 2001 she was awarded the Entrepreneur of the Year by the Young Chamber of Commerce of Montreal, in 2002 she was recognized as Canada's Top 40 under 40. Mrs. Kau holds a Bachelor's of Arts from McGill, a Master of Journalism from Northwestern University, as well as an Executive Master's of Business Administration from Concordia. She also serves on the board of Investissement Quebec since 2005.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors.

Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the election of the 10 persons hereinafter named, each of whom will be nominated for election as a director.

Name and municipality of residence	Principal occupation	Director since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised [1]	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised [1]	Number of deferred share units [2]
Alain Bouchard [3] Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company	1988	32,540,320 [4]	423,968 [5]	-
Jacques D'Amours [3] Lorraine, Québec	Vice-President, Administration of the Company	1988	2,843,520	275,200 [5]	-
Roger Desrosiers, FCA[7] Montréal, Québec Chairman of the Audit Committee	Corporate Director	2003	–	8,000	3,283
Jean Élie [6] [7] Montréal, Québec	Corporate Director	1999	–	30,400	2,445
Richard Fortin [3] Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company	1988	1,932,280	207,200 [5]	-
Mélanie Kau Montréal, Québec	President, Mobilia Interiors Inc.	-	-	-	-

Name and municipality of residence	Principal occupation	Director since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised [1]	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised [1]	Number of deferred share units [2]
Roger Longpré [6] [7] Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consulting firm in mergers and acquisitions)	2001	–	16,000 [5]	3,018
Réal Plourde [3] Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company	1988	700,512	893,600 [5]	-
Jean-Pierre Sauriol [6] Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering- construction company)	2003	–	4,000	5,350
Jean Turmel [8] Montréal, Québec	President, Perseus Capital Inc. (Fund management corporation)	2002	–	18,000 [5]	4,129

Notes:

(1) The information as to the shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually.
(2) For more details see "Deferred Share Unit Plan".
(3) Member of the Executive Committee.
(4) Of this number, 29,946,264 shares are held through Développements Orano Inc.
(5) Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours also hold options granting them the right to purchase 3,400,000, 1,520,000, 1,520,000 and 58,000 Subordinate Voting Shares, respectively. Messrs. Roger Longpré and Jean Turmel hold options granting them the right to purchase 40,000 and 20,000 Subordinate Voting Shares, respectively.
(6) Member of the Human Resources and Corporate Governance Committee.
(7) Member of the Audit Committee. If elected, the board of directors intends to appoint Jean Élie as a member of the Audit Committee in replacement of Josée Goulet.
(8) Lead director.

COMPENSATION OF DIRECTORS

Deferred Share Unit Plan

On July 13, 2004, the Board of Directors adopted a Director Compensation Policy, which provides namely:

- the Company will no longer grant any stock options to directors who are not officers of the Company, but instead will grant deferred share units in accordance with the Company's Deferred Share Unit Plan;
- at least 50% of the annual retainer fee will be paid in deferred share units; and
- directors who are not officers of the Company must hold at least 5,000 shares or deferred share units within three years after the latest of July 13, 2004 and their election to the Board.

During the fiscal year ended April 30, 2006, the Company paid to the seven directors who were not officers of the Company, an aggregate amount of $ 147,080 and credited a total of 8,279.76 deferred share units to their respective account having a total value of approximately $ 169,500 at the end of fiscal year.

Each of these directors received an annual retainer fee of $25,000 and an attendance fee of $1,500 per meeting of the Board of Directors or the Human Resources and Corporate Governance Committee and

$2,000 for the Audit Committee members. The Chairman of the Human Resources and Corporate Governance Committee and each committee member received additional annual fees of $4,000 and $1,000, respectively. The Chairman of the Audit Committee and each committee member received additional annual fees of $8,000 and $1,000 respectively. In his capacity as lead director, Mr. Jean Turmel was paid an additional annual fee of $15,000. Directors may elect to be paid between 50% to 100% of their annual retainer and attendance fees in deferred share units.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table details compensation information for the fiscal years ended April 30, 2006, April 24, 2005 and, April 25, 2004, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

		Annual Compensation [1]		Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Subordinate Voting Shares Under Options Granted
Alain Bouchard Chairman of the Board, President and Chief Executive Officer	2006 2005 2004	901,000 850,000 586,000	1,268,540 1,060,375 424,307[3]	200,000 - 400,000
Richard Fortin Executive Vice-President and Chief Financial Officer	2006 2005 2004	371,000 350,000 305,000	391,755 327,468 294,818[3]	100,000 - 200,000
Réal Plourde Executive Vice-President and Chief Operating Officer	2006 2005 2004	424,000 400,000 305,000	447,720 374,250 276,756[3]	100,000 - 200,000
Stéphane Gonthier Senior Vice-President, Eastern North America	2006 2005 2004	265,000 221,263 186,600	181,740 157,875 74,640	50,000 100,000 160,000
Brian Hannasch Senior Vice-President, Western North America	2006 2005 2004	265,000[2] 221,263 [2] 186,600 [2]	246,090[2] 173,630[2] 190,874[2] [3]	75,000 100,000 110,000

Notes :

(1) Aggregate perquisites and other personal benefits received by or earned by each of the Named Executive Officers did not exceed the lesser of $50,000 and 10% of the total of his salary and bonus for the year.

(2) These amounts are in US dollars. The average exchange rates for fiscal 2006, 2005 and 2004 were respectively $ 0.8417, $0.7779, and $0.7431.

(3) These bonuses for fiscal 2004 include a special performance bonus and an exceptional bonus in connection with the successful acquisition of The Circle K Corporation and the financing of the acquisition.

OPTION GRANTS DURING FISCAL 2006

The following table provides details as to the stock options granted to the Named Executive Officers by the Company under the Plan during fiscal 2006.

Name	Subordinate Voting Shares Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Subordinate Voting Share)	Market Value of Subordinate Voting Shares Underlying Options on the Date of Grant ($/Subordinate Voting Share)	Expiration Date
Alain Bouchard	200,000	34.48	17.38	18.05	May 27, 2015
Richard Fortin	100,000	17.24	17.38	18.05	May 27, 2015
Réal Plourde	100,000	17.24	17.38	18.05	may 27, 2015
Stéphane Gonthier	50,000	8.62	23.19	22.50	December 15, 2015
Brian Hannasch	50,000	8.62	23.19	22.50	December 15, 2015
	25,000	4.31	24.27	24.27	March 10, 2016

AGGREGATED OPTION EXERCISES DURING FISCAL 2006 AND FISCAL YEAR-END OPTION VALUES

The following table indicates for each of the Named Executive Officers the details as to the stock options exercised during fiscal 2006 and as to the total number of unexercised options to acquire Subordinate Voting Shares held at April 30, 2006 (unless otherwise provided) and the value of in-the-money unexercised options at that date.

Name	Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at April 30, 2006 Exercisable / Unexercisable (#)	Value of Unexercised in-the-Money Options at April 30, 2006 Exercisable / Unexercisable ($) [1]
Alain Bouchard	-	-	3,080,000 / 320,000	60,924,600 / 5,115,200
Richard Fortin	-	-	1,360,000 / 160,000	26,758,450 / 658,400
Réal Plourde	-	-	1,360,000 / 160,000	26,758,450 / 658,400
Stéphane Gonthier	-	-	333,000 / 172,000	5,667,940 / 1,942,260
Brian Hannasch	-	-	306,000 / 164,000	5,198,765 / 1,636,793

Notes:

(1) Value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange at fiscal year-end ($25.61) and the exercise price.

PENSION PLAN

Messrs Bouchard, Fortin, Plourde and Gonthier participate in the Company's Canadian basic pension plan and supplemental plan, which are defined benefit plans. The purpose of these plans is to offer these officers, upon retirement, income equal to 2% per year of service, multiplied by the final average compensation of the officer's three best years (base salary), with no offset for any payment from the Canada and Quebec pension plans. The normal retirement age is 65, with an optional early retirement age of 55.

The following table shows estimated annual benefits payable at the normal retirement age based on the admissible earnings and years of credited service corresponding to the categories shown in the table.

Earnings($)	Years of Service				
	15	20	25	30	35
200,000	60,000	80,000	100,000	120,000	140,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000

Messrs. Bouchard, Fortin, Plourde, Gonthier and Hannasch had, respectively, 27, 24, 22, 8 and 4 years of credited service as at April 30, 2006.

Mr. Hannasch participated in the Company's new 401K Plan as of March 2004. Under this 401K Plan rules, participants can contribute annually up to a maximum of 2% of their base salary. The Company contributes an amount equal to 50% of the employee's contribution up to 1% of the employee's base salary. The benefits that the participant will receive upon retirement depend on the capital and interest accumulated during the years he contributed to the Plan. Since January 2005, Mr. Hannasch is not eligible to defer into the Company's 401K Plan. Under the amended 401K Plan rules, Highly Compensated employees were excluded from the plan due to discrimination testing results.

Since March 2004, Mr. Hannasch also participates in the Company's director level Non-Qualified Deferred Compensation Plan. Under this Plan, participants can contribute up to 25% of base salary and up to 100% of their annual bonus pre-tax. The Company will match 100% of the first 6% of base salary (which was increased to 7% starting January 1, 2005). There is also a profit-sharing component to this Plan that will pay 0 to 3% of base salary to the participant if the Company meets or exceeds targeted profitability.

COMPOSITION OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee of the Company is namely responsible for the compensation of the Company's executive officers. This committee is comprised of three unrelated, independent directors, namely Roger Longpré (Chairman), Jean Élie and Jean-Pierre Sauriol. The lead director also attends meetings of this Committee.

REPORT ON EXECUTIVE COMPENSATION

Within the Company, remuneration plays an important role in attracting and retaining key employees of the management team. The Chairman of the Board, President and Chief Executive Officer makes recommendations to the Human Resources and Corporate Governance Committee as to the compensation of each of the Company's executive officers, other than himself. The Committee reviews the compensation of executive officers and reports thereon to the Board of Directors.

The Company's compensation policy focuses on financial performance, both at the corporate and divisional levels, while providing its executive officers the necessary incentives to further the development of the Company, in line with its strategy and values. In determining compensation for executive officers, the Committee reviews a survey of compensation practices of a peer group of Canadian and U.S. companies in the retail and manufacturing (food) industries, to benchmark compensation against the median (50th percentile) of the peer group. This analysis is done with external consultants retained by the Company.

The compensation of the Company's executive officers includes a base salary, an annual bonus and stock options, with more weight given to the long-term incentive component. The annual bonus is

determined based on preset corporate and divisional financial objectives and on the achievement of individual performance objectives. The amounts payable are calculated on the basis of a percentage that reflects the executive officer's position and responsibilities. The award of stock options also reflects the executive officer's position and responsibilities as well as expected performance over the long term. (See "Stock Option Plan".)

The compensation of the Chairman of the Board, President and Chief Executive Officer is based on the same principles as those governing the compensation of the Company's other executive officers as set forth above. The maximum cash bonus of the President and Chief Executive Officer under the Company's incentive plans can reach 100% of his base salary which is tied 75% to financial objectives and the other 25% to individual performance objectives. If the financial objectives are under 90%, no cash bonus will be paid for such objectives. If it reaches 90%, then the cash bonus will be 10% and will be upgraded for each additional percentage up to a maximum of 100%. However, should the financial objectives reach 130%, the cash bonus for such objective may reach 250% of 75% of his salary base.

PERFORMANCE GRAPH

In June 1995, the outstanding common shares of the Company were converted into Multiple Voting Shares and Subordinate Voting Shares. The Multiple Voting Shares and the Subordinate Voting Shares traded on the Montreal Exchange until December 3, 1999 and commenced trading on the Toronto Stock Exchange on December 6, 1999.

The following graph compares the cumulative total shareholder return on $100 invested at the end of April 2001 in Multiple Voting Shares and Subordinate Voting Shares of the Company with the cumulative total shareholder return on the Toronto S&P/TSX Composite Index.


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Multiple Voting Shares
Subordinate Voting Shares
S&P/TSX
April-01
April-02
April-03
April-04
April-05
April-06

	APRIL 2001	APRIL 2002	APRIL 2003	APRIL 2004	APRIL 2005	APRIL 2006
Alimentation Couche-Tard Inc. Multiple Voting Shares	$100.00	$282.76	$193.10	$337.10	$531.03	$748.97
Alimentation Couche-Tard Inc. Subordinate Voting Shares	$100.00	$251.91	$208.28	$380.57	$538.85	$815.61
S&P/TSX Composite Index	$100.00	$97.32	$84.85	$114.78	$126.31	$167.70

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of April 30, 2006 with respect to the 1999 Stock Incentive Plan (the "Plan"). The Plan was approved by the Company's shareholders at the annual and special meeting

held on September 21, 1999 and amendments to the Plan were approved by the Company's shareholders at the annual and special meeting held on September 25, 2002.

Equity Compensation Plan Information

	Number of Subordinate Voting Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Subordinate Voting Shares remaining available for future issuance under the Plan
1999 Stock Incentive Plan	9,307,980*	$ 7.66	7,467,116*

* Following adjustments pursuant to March 2005 share split.

Stock Option Plan

The Plan provides that the number of Subordinate Voting Shares issuable pursuant to the Plan is 16,892,000. Pursuant to the provisions of the Plan, the Company may grant options to purchase Subordinate Voting Shares to full-time employees, officers or directors of the Company or of any of its subsidiaries. The aggregate number of Subordinate Voting Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the aggregate number of Multiple Voting Shares and Subordinate Voting Shares outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Company. Options may be granted for a term of up to 10 years and the terms during which such options may be exercised are determined by the Board of Directors at the time of each grant of options. The conditions of vesting and exercise of the options are established by the Board of Directors when such options are granted and the option price, as established by the Board of Directors, shall not be less than the weighted average closing price for a board lot of the Subordinate Voting Shares for the five days preceding the date of grant.

Options granted under the Plan are personal to the optionees and cannot be assigned or transferred, except by will or by the applicable laws of succession. Upon an optionee's employment with the Company being terminated for cause or upon an optionee being removed from office as a director or becoming disqualified from being a director by law, any option or the unexercised portion thereof shall terminate forthwith. If an optionee's employment with the Company is terminated otherwise than by reason of death or termination for cause, or if any optionee ceases to be a director other than by reason of death, removal or disqualification by law, any option or the unexercised portion thereof may be exercised by the optionee for that number of shares only which he was entitled to acquire under the option at the time of such termination or cessation, provided that such option shall only be exercisable within 90 days after such termination or cessation or prior to the expiration of the term of the option, whichever occurs earlier. If an optionee dies while employed by the Company or while serving as a director, any option or the unexercised portion thereof may be exercised by the person to whom the option is transferred by will or the applicable laws of succession for that number of shares only which the optionee was entitled to acquire under the option at the time of death, provided that such option shall only be exercisable within 180 days following the date of death or prior to the expiration of the term of the option, whichever occurs earlier.

CORPORATE GOVERNANCE

The Company intends to comply as much as possible with the guidelines adopted by the Canadian Securities Administrators and with the standards of other regulatory bodies. A description of the Company's governance practices is attached hereto as Schedule A.

APPOINTMENT AND REMUNERATION OF AUDITORS

Raymond Chabot Grant Thornton LLP, chartered accountants, Montreal, have served as the Company's auditors since 1990. For the fiscal years ended on April 30, 2006 and on April 24, 2005, billed fees for

audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2006	2005
Audit Fees [(1)]	$ 916,920	$ 895,256
Audit-Related Fees [(2)]	$ 118,620	$ 55,984
Tax Fees [(3)]	Nil	Nil
All Other Fees	Nil	Nil
TOTAL	$ 1,035,540	$ 951,240

Notes:

(1) Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:
- attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
- consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
- preparation of a management letter;
- time incurred in connection with the audit of the income tax accrual; and
- services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions.

(2) Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:
- employee benefit plan audits;
- accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations ;
- internal control reviews;
- assurance engagements that are not required by statute or regulation; and
- general advice on accounting standards.

(3) This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

At its meeting held on March 16, 2004, the Board of Directors adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

The Board of Directors is recommending that Raymond Chabot Grant Thornton LLP, chartered accountants, Montreal, be appointed to serve as the Company's auditors until the next annual general meeting of shareholders. **Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the appointment of RAYMOND CHABOT GRANT THORNTON LLP, chartered accountants, Montreal, as auditors of the Company until the next annual general meeting of the shareholders and authorizing the Board of Directors to fix their remuneration.**

OTHER BUSINESS

Management of the Company knows of no amendment or variation to the matters identified in the Notice, nor of any other matter to be discussed other than those identified in the Notice. However, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendments or variations or other matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company's latest annual information form, financial statements and MD&A filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

APPROVAL BY DIRECTORS

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

Sylvain Aubry
Corporate Secretary

Laval, Quebec, July 12, 2006

APPENDIX A
GOVERNANCE PRACTICE

BOARD OF DIRECTORS

The Board of Directors up for election is comprised of 10 directors. The Board of Directors considers six of them to be "independent" to the Company. Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours are not independent directors, each being a senior officer of the Company. Mr. Jean Élie was nominated by Metro Inc., a significant shareholder, but is not otherwise related to the Company or Metro. The Board does consider Mr. Élie to be an independent director given that the Company does not have significant business dealings with Metro and that Metro does not control the Company. The five other directors, Messrs. Desrosiers, Longpré, Sauriol and Turmel and Mrs. Mélanie Kau, are independent directors given that they do not have any business interests or other relationships with the Company or its principal shareholders. Mrs. Goulet who is currently a member of the Board of Directors, but who will not run for re-election, is also independent to the Company.

The following table indicates the other issuers where directors of the Company sit as members of the board of director:

Director	Issuer
Alain Bouchard	Quebecor Inc. (also a member of the Human Resources Committee) Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients)
Roger Desrosiers	Van Houtte Inc. (also Chairman of the Audit Committee)
Jean Élie	Cambior Inc. (also a member of the Audit Committee)
Richard Fortin	Transcontinental Inc. (also a member of the Audit Committee)
Jean Turmel	Canam Group Inc.

The Board of Directors holds regularly scheduled meetings of the Board at which non-independent directors and members of management are not in attendance. During the last fiscal year of the Company, the independent directors held three meetings.

The Chairman of the Board is not an independent director. Therefore, the Board of Directors has established procedures enabling it to function independently of management, including the appointment of an unrelated director to act as Lead Director. The Lead Director's responsibilities include the following:

- To ensure that the responsibilities of the Board of Directors are well understood by both the Board of Directors itself and management, and that the boundaries between the responsibilities of each are clearly understood and observed.
- Ensure that the resources available to the Board of Directors (especially up-to-date and relevant information) are adequate and enable it to perform its work.
- Adopt, together with the Chairman of the Board of Directors, procedures and meeting schedules so that the Board of Directors and its committees can effectively and efficiently accomplish their work.
- Ensure that duties assigned to the competent committees are effectively carried out and that the results are communicated to the Board of Directors.

The following tables set forth the attendance of nominees at meetings of the Board of Directors and of the committees thereof, as well as the number of meetings of the Board and of the committees held during the fiscal year ended April 30, 2006.

Directors	Number of Meetings Attended by the Director / Number of Meetings Held*		
	Board 6 meetings	Audit Committee 4 meetings	Human Resources and Corporate Governance 5 meetings
Alain Bouchard	6/6	-	-
Robert Brunet*	2/6	2/4	-
Jacques D'Amours	5/6	-	-
Roger Desrosiers	6/6	4/4	-
Jean Élie	6/6	-	5/5
Richard Fortin	6/6	-	-
Josée Goulet*	6/6	2/4	-
Roger Longpré	6/6	4/4	5/5
Réal Plourde	6/6	-	-
Jean-Pierre Sauriol	3/6	-	4/5
Jean Turmel*	6/6	1/4	3/5

* Since becoming or ceasing to be a director or a member of the relevant committee.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors adopted a Board of Directors' Charter in order to identify the specific responsibilities of the Board of Directors which is as follows.

I. Mandate

The Board of Directors oversees the Company's management of its commercial activities and internal affairs with a view to increasing the long-term return on shareholder equity. The Board makes major policy decisions and reviews the performance and efficiency of the management team entrusted with the responsibility for administering the Company's day-to-day business.

In accordance with the *Companies Act* (Quebec) and its By-Laws, the Board of Directors may delegate certain tasks and responsibilities to board committees. However, such delegation does not remove the board's general management responsibilities of the Company.

II. Responsibilities

In addition to making decisions that fall within its jurisdiction, in accordance with the law, the main responsibilities of the Board of Directors are as follows:

A. Strategic planning:

1. Revising and approving the Company's strategic plan and priorities while taking into account opportunities and risks, the Company's financial and tax strategy and its business plan.
2. Revising and discussing the Company's strategic plan and priorities during an annual meeting with senior management.
3. Evaluating the Company's performance with respect to the strategic plan and business plan and, in particular, assessing the Company's operating results based on the established objectives.

B. Human resources:

4. Ensuring, wherever possible, that the Chief Executive Officer and other members of senior management are honest and that they create a culture of integrity throughout the Company.
5. Determining the size and structure of the Board of Directors and its committees based on the expertise, skills and personal qualities required of the members of the Board in order to ensure adequate decision making.
6. Approving and submitting the list of candidates for the position of director, to be voted on by shareholders, as proposed by the Human Resources and Corporate Governance Committee.
7. Ensuring effective planning regarding the succession of the Company's senior managers, including their appointment and compensation.
8. Ensuring that an annual performance evaluation is carried out for the Chief Executive Officer and other members of senior management, while taking into account the Board's expectations and the objectives set by the Human Resources and Corporate Governance Committee.

C. Finance and internal control procedures:

9. Revising the main risks associated with the Company's activities, as identified by management, and ensuring that they are managed effectively. The main risks are revised during the quarterly meetings of the Audit Committee and the Board of Directors.
10. Ensuring the integrity of the quality of the Company's internal control and management systems.
11. Adopting a communications policy that involves the full disclosure of all important matters related to the Company's activities, in particular those dealing with how the Company interacts with analysts and the public. The communications policy must also outline measures to take to avoid the selective disclosure of information.

D. Governance:

12. Developing the Company's governance policies and practices and revising governance structures and procedures with respect to the governance standards in effect and in accordance with the best practices considered applicable in this instance.
13. Approving the appointment of the Lead Director based on the recommendation of the Human Resources and Corporate Governance Committee.
14. Developing and approving the job descriptions for the Chairman of the Board and committee presidents as well as for the Lead Director.
15. Adopting a written code of conduct and ethics that applies to the Company's officers and employees and revising and modifying it where necessary. The Board of Directors is responsible for ensuring that the code is respected. The Board, or a Board committee, may grant dispensations to directors or senior management with regard to the code.
16. Implementing, in co-operation with the Lead Director, a procedure to follow for evaluating the effectiveness and contribution of the Board and its members as well as the Board committees and their members.
17. Assessing and approving the contents of important disclosure documents, namely the Annual Information Form, the Management Proxy Circular, as well as any document that the Company must disclose or file with the appropriate regulatory authorities.
18. Ensuring that the appropriate measures are implemented to promote communication with clients, employees, shareholders, investors and the public.

POSITION DESCRIPTIONS

The Board of Directors has developed Charters for the Audit and Human Resources and Corporate Governance committees of the Board, as well as respective position descriptions for the Chair of the Board, for the Lead Director, for the Committee chairs and for the President and Chief Executive Officer to compliment the Board of Directors' Charter.

ORIENTATION AND CONTINUING EDUCATION

The Company has developed and updates a director's guide for new members of the Board of Directors as well as for existing members. New members of the Board of Directors receive training in the form of presentations and up-to-date documentation containing basic information on the Company and its industry. Management make presentations on various aspects of the Company's business to the Board of Directors on a regular basis. The Board also has put in place a pre-determined budget for continuing education which process is overseen by the Lead Director.

ETHICAL BUSINESS CONDUCT

The Company has in place a written code of ethics and conduct for its officers and employees (the " Code ").. The Code may be consulted the Company's profile on SEDAR at www.sedar.com or the Website www.couche-tard.com. The Human Resources and Corporate Governance Committee is responsible for the Code implementation within the Company. The Code is distributed and signed by each employee of the Company upon hire. The Code pertains namely to conflict of interest, the use of the Company's assets, fair treatment of the clients, providers, competitors and other Company employees. In addition, the Code includes a communication policy whose objective is to ensure that disclosure to the investing public regarding the Company is made in a timely manner by the Company authorized representatives, in keeping with the facts, accurately and widely, in accordance with the applicable statutory and regulatory requirements. Pursuant to the Code, all employees of the Company shall report any activity which seems not to be in line with the Code or laws and regulations.

The Company has adopted a code of ethics and conduct for its board members which indicates namely that if a director who finds themself in a conflict of interest during any Board of Directors or Committee meeting must immediately declare their interest and refrain from participating in any discussion about the conflicting issue or from voting thereon.

NOMINATION OF DIRECTORS

The Board of Directors has delegated to the Human Resources and Corporate Governance Committee, the task of evaluating and recommending to the Board of Directors, together with the Chairman of the Board of Directors, new nominees for the position of Director. The Committee determines the skills, abilities and personal attributes required of new directors with a view to creating value for shareholders.

The Human Resources and Corporate Governance Committee is exclusively comprised of independent directors. The members are Messrs. Jean Élie, Roger Longpré and Jean-Pierre Sauriol.

This Committee, together with the Lead Director and the Chairman of the Board of Directors, is responsible for the review and proposing policies and practices for the compensation of directors to ensure that compensation realistically reflects the responsibilities and risks involved in carrying out their mandate as directors, as well as means for encouraging directors to hold shares in the Company. The Committee takes into account, in particular, the work load and comparative figures on the compensation of board members of a group of comparable Canadian companies with North American operations. During the fiscal year, the Committee retained the services of Groupe Conseil Aon Inc. to review Board compensation and to recommend a Board compensation policy, which was approved by the Board.

COMPENSATION

The Human Resources and Corporate Governance Committee is established by the Board of Directors to assist the Board in fulfilling its responsibilities relating to matters of human resources and corporate governance, namely compensation, establishing succession plan and development of senior management. The Committee has the responsibility for evaluating and making recommendations to the

Board regarding the compensation of the Company's executives and the equity-based and incentive compensation plans, policies and programs of the Company.

The Committee reviews and approves corporate goals and objectives relevant to the total compensation package of the President and Chief Executive Officer, recommends a performance evaluation process for the President and Chief Executive Officer, evaluates the performance of the President and Chief Executive Officer in light of these goals and objectives and using this process, makes recommendations to the Board with respect to the President and Chief Executive Officer's compensation level based on this evaluation. In addition, the Committee consults with the President and Chief Executive Officer, to evaluate the Company's executives, other than the President and Chief Executive Officer, and makes recommendations to the Board with respect to the total compensation package for the Company's executives, other than the President and Chief Executive Officer, and directors' compensation. During fiscal 2006, the Committee retained the services of the firm Groupe Conseil Aon Inc. for the compensation of the independents directors, executives and officers of the Company.

OTHER BOARD COMMITTEES

Audit Committee

Information relating to the Audit Committee of the Company may be found under section "Audit Committee Disclosure" of the 2006 Annual Information Form, which is hereby incorporated by reference. A free copy of the Annual Information Form may be obtained on SEDAR at www.sedar.com or by written request to the Company's Corporate Secretary.

Executive Committee

The Executive Committee is comprised of Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours, all members of Management.

The Executive Committee has the authority to exercise, from time to time, all the powers of the Board of Directors, except the powers that may not be delegated to a committee pursuant to the laws governing the Company and subject to any restrictions imposed by the Board of Directors, within the limits of the mandates and responsibilities of other committees of the Board of Directors in accordance with current corporate governance guidelines. The Executive Committee must also advise the Board of all decisions of a strategic nature.

ASSESSMENTS

The Human Resources and Corporate Governance Committee examines on an annual basis, together with the Chairman of the Board and the Lead Director, the performance and contribution of directors nominated for re-election and ensures that they are still eligible pursuant to applicable laws. The Committee reviews the size of the Board on a annual basis and reports to the Board. In addition, the Lead Director meets with each director on an personal basis to assess the operation of the Board and committees, the participation of individual directors, the adequacy of information given to directors and communication between the Board and management. Thereafter, the Lead Directors reports to the Human Resources and Corporate Governance Committee.

* * * * *

Couche-Tard

QUEBECOR MERRILL
CANADA INC.
Printed in Canada
p4452mtl06


Couche-Tard

ALIMENTATION COUCHE-TARD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "**Meeting**") of shareholders of Alimentation Couche-Tard Inc. (the "**Company**") will be held at the Laval I, at the Congress Centre of the Hotel Sheraton Laval, located at 2440 Des Laurentides Highway, in the City of Laval, Province of Quebec, on **Wednesday, September 5, 2007, at 11:00 a.m.** (local time), for the following purposes:

1) to receive the consolidated financial statements of the Company for the fiscal year ended April 29, 2007, together with the auditors' report thereon;

2) to elect the directors of the Company for the ensuing year;

3) to appoint the auditors of the Company and authorize the board of directors to fix their remuneration; and

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular, a form of proxy for the Meeting and a registration form for the Company's shareholder supplemental list are enclosed with this notice.

If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the enclosed stamped envelope. Proxies may also be deposited with the Secretary of the Meeting, immediately prior to the commencement of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Sylvain Aubry
Corporate Secretary

Laval, Quebec, July 17, 2007


Couche-Tard

ALIMENTATION COUCHE-TARD INC.
MANAGEMENT PROXY CIRCULAR

This proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Alimentation Couche-Tard Inc. (the "Company") for use at the annual general meeting of shareholders of the Company (and at any adjournment thereof) (the "Meeting") to be held on Wednesday, September 5, 2007, at 11:00 a.m. (local time), at the place and for the purposes set forth in the accompanying notice of the Meeting (the "Notice"). Unless otherwise indicated, the information contained herein is given as of June 30, 2007.

SOLICITATION OF PROXIES

The proxies must be deposited at the office of the transfer agent of the Company, Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario Canada, M5J 2Y1, before the time fixed for the Meeting. A shareholder executing the enclosed proxy has the power to revoke it at any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Secretary of the Meeting on the day of the Meeting.

A shareholder has the right to appoint some other person (who need not be a shareholder of the Company) to represent him in attendance and to act on his behalf at the Meeting other than the individuals designated by the management of the Company and named in the enclosed form of proxy. Such right may be exercised by inserting in the space provided on such form of proxy the name of the other person the shareholder wishes to appoint or by completing another proper form of proxy.

This solicitation of proxies by the management of the Company is being carried out by mail. The Company may also, upon request, reimburse brokers and other persons holding shares as nominees for their reasonable costs incurred in sending proxy material to beneficial owners of shares of the Company. The costs of solicitation will be borne by the Company.

INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in two ways. Applicable securities laws and regulations require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive from their nominees a request for voting instructions for the number of shares held on their behalf. The nominee's voting instructions will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting. Non-registered shareholders who would like their shares to be voted on their behalf must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders should not complete the remainder of the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2007, 56,175,312 Multiple Voting Shares and 146,567,734 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the *Securities Act* (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the *Securities Act* (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the *Securities Act* (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the *Regulation Respecting Securities* (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

Holders of Multiple Voting Shares and holders of Subordinate Voting Shares listed as shareholders at the close of business on July 13, 2007 ("Record Date") will be entitled to vote at the Meeting in respect of all matters which may properly come before the Meeting. In order to be entitled to vote, a holder of Multiple Voting Shares or of Subordinate Voting Shares who has acquired his shares after this date must, at least ten (10) days before the Meeting, request that the Company enter his name on the list of shareholders entitled to vote. If two or more persons are joint holders of shares, those among such holders attending the Meeting may, in the absence of the others, vote such shares. However, if two or more joint holders are present in person or represented by proxy at the Meeting and

wish to vote thereat, they may do so only as one and the same person. If more than one joint holder are present or represented by proxy, the vote must be made jointly and in unison.

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders' agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

(i) Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;
(ii) Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; the representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie who is not a Metro employee and not related in anyway except for this nomination;
(iii) Metro and Orano have undertaken not to sale or transfer directly or indirectly the shares of the Company held by them without the other party's prior written consent;
(iv) Metro and Orano hold a reciprocal right of first opportunity on the sale or transfer of shares held by them, subject to certain conditions; and
(v) Metro and Orano hold a reciprocal right of first refusal on the sale and transfer of the shares of the Company held by them, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours).

This agreement provides that it will terminate if either Metro or Orano holds less than 5% of the issued and outstanding shares of the share-capital of the Company on a fully diluted basis.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the officers and directors of the Company, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the votes attached to each class of voting shares outstanding of the Company are:

Name	Number of Multiple Voting Shares beneficially owned, controlled or directed	Percentage of Multiple Voting Shares outstanding	Number of Subordinate Voting Shares beneficially owned, controlled or directed	Percentage of Subordinate Voting Shares outstanding
Développements Orano Inc.	29,946,264 [(1)]	53.31%	-	-
Metro Inc.	15,018,680	26.74%	5,723,668	3.91%

Note:

(1) The voting shares of Développements Orano Inc. are held in the following respective percentages: Alain Bouchard: 58.6%, Richard Fortin: 12.2%, Réal Plourde: 1.7%, and Jacques D'Amours: 27.5%. Consequently, Mr. Alain Bouchard, through its holding of shares of Développements Orano Inc. and of the Company, may be considered to exercise control or direction over shares carrying more than 10% of the votes attached to the outstanding voting shares of the Company.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended April 29, 2007 and the report of the auditors thereon will be submitted at the Annual General Meeting of Shareholders, but no vote thereon is required or expected. These consolidated financial statements are reproduced in the Company's 2007 Annual Report which was sent to shareholders who requested it with this Notice of Annual General Meeting of Shareholders and Management Proxy Circular. The Company's 2007 Annual Report is available on SEDAR (www.sedar.com) as well as on the Company's website (www.couche-tard.com).

ELECTION OF DIRECTORS

The Board of Directors must be composed of a minimum of three and of a maximum of 20 directors. Pursuant to a resolution of the Board of Directors, 10 persons are to be elected as directors for the current fiscal year, each to hold office until the next annual meeting of shareholders or until such person's successor is elected or appointed. Management proposes the election, at the Meeting, of the following 10 nominees, who are all currently members of the Board of Directors.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors.

Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the election of the 10 persons hereinafter named, each of whom will be nominated for election as a director.

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised (1)	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised (1)	Number of deferred share units (2)
Alain Bouchard (3) Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company	1988	32,518,110 (4)	413,968 (5)	-
Jacques D'Amours (3) Lorraine, Québec	Vice-President, Administration of the Company	1988	2,831,810	275,200 (5)	-
Roger Desrosiers, FCA(7) Montréal, Québec Chairman of the Audit Committee	Corporate Director	2003	–	10,000	3,924
Jean Élie (6) (7) Montréal, Québec	Corporate Director	1999	–	23,400	3,213
Richard Fortin (3) Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company	1988	1,920,570	132,200 (5)	-
Mélanie Kau Montréal, Québec	President, Mobilia Interiors Inc.	2006	-	-	1,452
Roger Longpré (6) (7) Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consulting firm in mergers and acquisitions)	2001	–	16,000 (5)	4,296
Réal Plourde (3) Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company	1988	688,802	973,600 (5)	-
Jean-Pierre Sauriol (6) Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering- construction company)	2003	–	4,000	7,183

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised [1]	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised [1]	Number of deferred share units [2]
Jean Turmel [8] Montréal, Québec	President, Perseus Capital Inc. (Fund management corporation)	2002	–	18,000 [5]	6,778

Notes:

(1) The information as to the shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually.
(2) For more details see "Deferred Share Unit Plan".
(3) Member of the Executive Committee.
(4) Of this number, 29,946,264 shares are held through Développements Orano Inc.
(5) Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours also hold options granting them the right to purchase 3,500,000, 1,570,000, 1,420,000 and 58,000 Subordinate Voting Shares, respectively. Messrs. Roger Longpré and Jean Turmel hold options granting them the right to purchase 40,000 and 20,000 Subordinate Voting Shares, respectively.
(6) Member of the Human Resources and Corporate Governance Committee.
(7) Member of the Audit Committee.
(8) Lead director.

COMPENSATION OF DIRECTORS

Deferred Share Unit Plan

On July 13, 2004, the Board of Directors adopted a Director Compensation Policy, which provides namely:

- the Company will no longer grant any stock options to directors who are not officers of the Company, but instead will grant deferred share units in accordance with the Company's Deferred Share Unit Plan;
- at least 50% of the annual retainer fee will be paid in deferred share units; and
- directors who are not officers of the Company must hold at least 5,000 shares or deferred share units within three years after the latest of July 13, 2004 or their election to the Board.

During the fiscal year ended April 29, 2007, the Company paid to the six directors who were not officers of the Company, an aggregate amount of $ 104,500 and credited a total of 8,919.48 deferred share units to their respective account having a total value of approximately $ 214,067 at the end of fiscal year.

Each of these directors received an annual retainer fee of $30,000 and an attendance fee of $1,500 per meeting of the Board of Directors or the Human Resources and Corporate Governance Committee and $2,000 for the Audit Committee members. The Chairman of the Human Resources and Corporate Governance Committee and each committee member received additional annual fees of $5,000 and $3,000, respectively. The Chairman of the Audit Committee and each committee member received additional annual fees of $9,000 and $3,000 respectively. In his capacity as lead director, Mr. Jean Turmel was paid an additional annual fee of $25,000. Directors may elect to be paid between 50% to 100% of their annual retainer and attendance fees in deferred share units.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table details compensation information for the fiscal years ended April 29, 2007, April 30, 2006 and April 24, 2005, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

Name and Principal Position	Fiscal Year	Annual Compensation [1]		Long Term Compensation
		Salary ($)	Bonus ($)	Subordinate Voting Shares Under Options Granted
Alain Bouchard Chairman of the Board, President and Chief Executive Officer	2007 2006 2005	928,200 901,000 850,000	935,162 1,268,540 1,060,375	100,000 200,000 -
Richard Fortin Executive Vice-President and Chief Financial Officer	2007 2006 2005	418,600 371,000 350,000	316,305 391,755 327,468	50,000 100,000 -
Réal Plourde Executive Vice-President and Chief Operating Officer	2007 2006 2005	457,600 424,000 400,000	345,774 447,720 374,250	50,000 100,000 -
Stéphane Gonthier Senior Vice-President, Eastern North America	2007 2006 2005	286,000 265,000 221,263	165,594 181,740 157,875	25,000 50,000 100,000
Brian Hannasch Senior Vice-President, Western North America	2007 2006 2005	286,000[2] 265,000[2] 221,263[2]	174,174[2] 246,090[2] 173,630[2]	25,000 75,000 100,000

Notes :

(1) Aggregate perquisites and other personal benefits received by or earned by each of the Named Executive Officers did not exceed the lesser of $50,000 and 10% of the total of his salary and bonus for the year.

(2) These amounts are in US dollars. The average exchange rates for fiscal 2007, 2006 and 2005 were respectively $ 0.8789, $ 0.8417 and $0.7779.

OPTION GRANTS DURING FISCAL 2007

The following table provides details as to the stock options granted to the Named Executive Officers by the Company under the Plan during fiscal 2007.

Name	Subordinate Voting Shares Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Subordinate Voting Share)	Market Value of Subordinate Voting Shares Underlying Options on the Date of Grant ($/Subordinate Voting Share)	Expiration Date
Alain Bouchard	100,000	25.77	25.69	25.66	February 7, 2017
Richard Fortin	50,000	12.89	25.69	25.66	February 7, 2007
Réal Plourde	50,000	12.89	25.69	25.66	February 7, 2017
Stéphane Gonthier	25,000	6.45	25.69	25.66	February 7, 2017
Brian Hannasch	25,000	6.45	25.69	25.66	February 7, 2017

AGGREGATED OPTION EXERCISES DURING FISCAL 2007 AND FISCAL YEAR-END OPTION VALUES

The following table indicates for each of the Named Executive Officers the details as to the stock options exercised during fiscal 2007 and as to the total number of unexercised options to acquire Subordinate Voting Shares held at April 29, 2007 (unless otherwise provided) and the value of in-the-money unexercised options at that date.

Name	Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at April 29, 2007 Exercisable / Unexercisable (#)	Value of Unexercised in-the-Money Options at April 29, 2007 Exercisable / Unexercisable ($) [1]
Alain Bouchard	-	-	3,220,000 / 280,000	57,342,600 / 1,906,400
Richard Fortin	-	-	1,430,000 / 140,000	25,257,250 / 953,200
Réal Plourde	150,000	3,242,625	1,280,000 / 140,000	22,014,625 / 953,200
Stéphane Gonthier	-	-	423,000 / 91,000	6,341,680 / 755,470
Brian Hannasch	-	-	383,000 / 112,000	5,485,375 / 383,000

Notes:

(1) Value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange at fiscal year-end ($24.00) and the exercise price.

PENSION PLAN

Messrs Bouchard, Fortin, Plourde and Gonthier participate in the Company's Canadian basic pension plan and supplemental plan, which are defined benefit plans. The purpose of these plans is to offer these officers, upon retirement, income equal to 2% per year of service, multiplied by the final average compensation of the officer's three best years (base salary), with no offset for any payment from the Canada and Quebec pension plans. The normal retirement age is 65, with an optional early retirement age of 60.

The following table shows estimated annual benefits payable at the normal retirement age based on the admissible earnings and years of credited service corresponding to the categories shown in the table.

Earnings($)	Years of Service				
	15	20	25	30	35
200,000	60,000	80,000	100,000	120,000	140,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000

Messrs. Bouchard, Fortin, Plourde, Gonthier and Hannasch had, respectively, 28, 25, 23, 9 and 5 years of credited service as at April 29, 2007.

Mr. Hannasch participated in the Company's new 401K Plan as of March 2004. Under this 401K Plan rules, participants can contribute annually up to a maximum of 2% of their base salary. The Company contributes an amount equal to 50% of the employee's contribution up to 1% of the employee's base salary. The benefits that the participant will receive upon retirement depend on the capital and interest accumulated during the years he contributed to the Plan. Since January 2005, Mr. Hannasch is not eligible to defer into the Company's 401K Plan. Under the amended 401K Plan rules, Highly Compensated employees were excluded from the plan due to discrimination testing results.

Since March 2004, Mr. Hannasch also participates in the Company's director level Non-Qualified Deferred Compensation Plan. Under this Plan, participants can contribute up to 25% of base salary and up to 100% of their annual bonus pre-tax. The Company will match 100% of the first 6% of base salary (which was increased to 7% starting January 1, 2005). There is also a profit-sharing component to this Plan that will pay 0 to 3% of base salary to the participant if the Company meets or exceeds targeted profitability.

COMPOSITION OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee of the Company is namely responsible for the compensation of the Company's executive officers. This committee is comprised of three unrelated, independent directors, namely Roger Longpré (Chairman), Jean Élie and Jean-Pierre Sauriol. The lead director, Jean Turmel, also attends meetings of this Committee.

REPORT ON EXECUTIVE COMPENSATION

Within the Company, remuneration plays an important role in attracting and retaining key employees of the management team. The Chairman of the Board, President and Chief Executive Officer makes recommendations to the Human Resources and Corporate Governance Committee as to the compensation of each of the Company's executive officers, other than himself. The Committee reviews the compensation of executive officers and reports thereon to the Board of Directors.

The Company's compensation policy focuses on financial performance, both at the corporate and divisional levels, while providing its executive officers the necessary incentives to further the development of the Company, in line with its strategy and values. In determining compensation for executive officers, the Committee reviews a survey of compensation practices of a peer group of Canadian and U.S. companies in the retail and manufacturing (food) industries, to benchmark compensation against the median (50th percentile) of the peer group. This analysis is done with external consultants retained by the Company.

The compensation of the Company's executive officers includes a base salary, an annual bonus and stock options, with more weight given to the long-term incentive component. The annual bonus is determined based on preset corporate and divisional financial objectives and on the achievement of individual performance objectives. The amounts payable are calculated on the basis of a percentage that reflects the executive officer's position and responsibilities. The award of stock options also reflects the executive officer's position and responsibilities as well as expected performance over the long term. (See "Stock Option Plan".)

The compensation of the Chairman of the Board, President and Chief Executive Officer is based on the same principles as those governing the compensation of the Company's other executive officers as set forth above. The maximum cash bonus of the President and Chief Executive Officer under the Company's incentive plans can reach 100% of his base salary which is tied 75% to financial objectives and the other 25% to individual performance objectives. If the financial objectives are under 90%, no cash bonus will be paid for such objectives. If it reaches 90%, then the cash bonus will be 10% and will be upgraded by 10% for each additional percentage up to a maximum of 100%. However, should the financial objectives reach 130%, the cash bonus for such objective may reach 250% of 75% of his salary base.

PERFORMANCE GRAPH

In June 1995, the outstanding common shares of the Company were converted into Multiple Voting Shares and Subordinate Voting Shares. The Multiple Voting Shares and the Subordinate Voting Shares traded on the Montreal Exchange until December 3, 1999 and commenced trading on the Toronto Stock Exchange on December 6, 1999.

The following graph compares the cumulative total shareholder return on $100 invested at the end of April 2002 in Multiple Voting Shares and Subordinate Voting Shares of the Company with the cumulative total shareholder return on the Toronto S&P/TSX Composite Index.


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Multiple Voting Shares
Subordinate Voting Shares
S&P/TSX
april-02
april-03
april-04
april-05
april-06
april-07

	APRIL 2002	APRIL 2003	APRIL 2004	APRIL 2005	APRIL 2006	APRIL 2007
Alimentation Couche-Tard Inc. Multiple Voting Shares	$100.00	$68.29	$119.32	$187.80	$264.88	$235.12
Alimentation Couche-Tard Inc. Subordinate Voting Shares	$100.00	$82.81	$151.07	$213.91	$323.77	$303.41
S&P/TSX Composite Index	$100.00	$85.48	$113.61	$122.78	$159.96	$178.67

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of April 29, 2007 with respect to the 1999 Stock Incentive Plan (the "Plan"). The Plan was approved by the Company's shareholders at the annual and special meeting held on September 21, 1999 and amendments to the Plan were approved by the Company's shareholders at the annual and special meeting held on September 25, 2002.

Equity Compensation Plan Information

	Number of Subordinate Voting Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Subordinate Voting Shares remaining available for future issuance under the Plan
1999 Stock Incentive Plan	9,326,866	$ 8.50	7,243,346

Stock Option Plan

The Plan provides that the number of Subordinate Voting Shares issuable pursuant to the Plan is 16,892,000. Pursuant to the provisions of the Plan, the Company may grant options to purchase Subordinate Voting Shares to full-time employees, officers or directors of the Company or of any of its subsidiaries. The aggregate number of Subordinate Voting Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the aggregate number of Multiple Voting Shares and Subordinate Voting Shares outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Company. Options may be granted for a term of up to 10 years and the terms during which such options

may be exercised are determined by the Board of Directors at the time of each grant of options. The conditions of vesting and exercise of the options are established by the Board of Directors when such options are granted and the option price, as established by the Board of Directors, shall not be less than the weighted average closing price for a board lot of the Subordinate Voting Shares for the five days preceding the date of grant.

Options granted under the Plan are personal to the optionees and cannot be assigned or transferred, except by will or by the applicable laws of succession. Upon an optionee's employment with the Company being terminated for cause or upon an optionee being removed from office as a director or becoming disqualified from being a director by law, any option or the unexercised portion thereof shall terminate forthwith. If an optionee's employment with the Company is terminated otherwise than by reason of death or termination for cause, or if any optionee ceases to be a director other than by reason of death, removal or disqualification by law, any option or the unexercised portion thereof may be exercised by the optionee for that number of shares only which he was entitled to acquire under the option at the time of such termination or cessation, provided that such option shall only be exercisable within 90 days after such termination or cessation or prior to the expiration of the term of the option, whichever occurs earlier. If an optionee dies while employed by the Company or while serving as a director, any option or the unexercised portion thereof may be exercised by the person to whom the option is transferred by will or the applicable laws of succession for that number of shares only which the optionee was entitled to acquire under the option at the time of death, provided that such option shall only be exercisable within 180 days following the date of death or prior to the expiration of the term of the option, whichever occurs earlier.

CORPORATE GOVERNANCE

The Company intends to comply as much as possible with the guidelines adopted by the Canadian Securities Administrators and with the standards of other regulatory bodies. A description of the Company's governance practices is attached hereto as Schedule A.

APPOINTMENT AND REMUNERATION OF AUDITORS

Raymond Chabot Grant Thornton LLP, chartered accountants, have served as the Company's auditors since 1990. For the fiscal years ended on April 29, 2007 and April 30, 2006, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2007	2006
***Audit Fees* (1)**	$ 984,269	$ 916,920
***Audit-Related Fees* (2)**	$ 22,700	$ 118,620
***Tax Fees* (3)**	Nil	Nil
All Other Fees	$ 116,009	Nil
TOTAL	$ 1,122,978	$ 1,035,540

Notes:

(1) Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:
- attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
- consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
- preparation of a management letter;
- time incurred in connection with the audit of the income tax accrual; and
- services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions.

(2) Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:
- employee benefit plan audits;
- accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations;
- internal control reviews;

- assurance engagements that are not required by statute or regulation; and
- general advice on accounting standards.

(3) This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

At its meeting held on March 16, 2004, the Board of Directors adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

The Board of Directors is recommending that Raymond Chabot Grant Thornton LLP, chartered accountants, be appointed to serve as the Company's auditors until the next annual general meeting of shareholders. **Unless otherwise specified by the shareholders, the shares represented by any proxy enclosed herewith will be voted FOR the appointment of RAYMOND CHABOT GRANT THORNTON LLP, chartered accountants, as auditors of the Company until the next annual general meeting of the shareholders and authorizing the Board of Directors to fix their remuneration.**

OTHER BUSINESS

Management of the Company knows of no amendment or variation to the matters identified in the Notice, nor of any other matter to be discussed other than those identified in the Notice. However, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendments or variations or other matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company's Web site www.couche-tard.com. Copies of the Company's latest annual information form, financial statements and MD&A filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

APPROVAL BY DIRECTORS

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.

Sylvain Aubry
Corporate Secretary

Laval, Québec, July 17, 2007

APPENDIX A
GOVERNANCE PRACTICE

BOARD OF DIRECTORS

The Board of Directors up for election is comprised of 10 directors. The Board of Directors considers six of them to be "independent" to the Company. Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours are not independent directors, each being a senior officer of the Company. Mr. Jean Élie was nominated by Metro Inc., a significant shareholder, but is not otherwise related to the Company or Metro. The Board does consider Mr. Élie to be an independent director given that the Company does not have significant business dealings with Metro and that Metro does not control the Company. The five other directors, Messrs. Desrosiers, Longpré, Sauriol and Turmel and Mrs. Mélanie Kau, are independent directors given that they do not have any business interests or other relationships with the Company or its principal shareholders.

The following table indicates the other issuers where directors of the Company sit as members of the board of director:

Director	Issuer
Alain Bouchard	Quebecor Inc. (also a member of the Human Resources Committee) Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients)
Roger Desrosiers	Van Houtte Inc. (also Chairman of the Audit Committee)
Jean Élie	lamGold Inc. (also a member of the Audit Committee)
Richard Fortin	Transcontinental Inc. (also a member of the Audit Committee)
Jean Turmel	Canam Group Inc. Montreal Exchange

The Board of Directors holds regularly scheduled meetings of the Board at which non-independent directors and members of management are not in attendance. During the last fiscal year of the Company, the independent directors held five meetings.

The Chairman of the Board is not an independent director. Therefore, the Board of Directors has established procedures enabling it to function independently of management, including the appointment of an unrelated director to act as Lead Director. The Lead Director's responsibilities include the following:

- To ensure that the responsibilities of the Board of Directors are well understood by both the Board of Directors itself and management, and that the boundaries between the responsibilities of each are clearly understood and observed.
- Ensure that the resources available to the Board of Directors (especially up-to-date and relevant information) are adequate and enable it to perform its work.
- Adopt, together with the Chairman of the Board of Directors, procedures and meeting schedules so that the Board of Directors and its committees can effectively and efficiently accomplish their work.
- Ensure that duties assigned to the competent committees are effectively carried out and that the results are communicated to the Board of Directors.

The following tables set forth the attendance of nominees at meetings of the Board of Directors and of the committees thereof, as well as the number of meetings of the Board and of the committees held during the fiscal year ended April 29, 2007.

Directors	Number of Meetings Attended by the Director / Number of Meetings Held*		
	Board 5 meetings	Audit Committee 4 meetings	Human Resources and Corporate Governance 4 meetings
Alain Bouchard	5/5	-	-
Jacques D'Amours	5/5	-	-
Roger Desrosiers	5/5	4/4	-
Jean Élie	5/5	3/3*	4/4
Richard Fortin	5/5	-	-
Josée Goulet	2/2*	1/1*	-
Mélanie Kau	3/3*	-	-
Roger Longpré	5/5	4/4	4/4
Réal Plourde	5/5	-	-
Jean-Pierre Sauriol	4/5	-	3/4
Jean Turmel	5/5	-	4/4

* Since becoming or ceasing to be a director or a member of the relevant committee.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors adopted a Board of Directors' Charter in order to identify the specific responsibilities of the Board of Directors which is as follows.

I. Mandate

The Board of Directors oversees the Company's management of its commercial activities and internal affairs with a view to increasing the long-term return on shareholder equity. The Board makes major policy decisions and reviews the performance and efficiency of the management team entrusted with the responsibility for administering the Company's day-to-day business.

In accordance with the *Companies Act* (Québec) and its By-Laws, the Board of Directors may delegate certain tasks and responsibilities to board committees. However, such delegation does not remove the board's general management responsibilities of the Company.

II. Responsibilities

In addition to making decisions that fall within its jurisdiction, in accordance with the law, the main responsibilities of the Board of Directors are as follows:

A. Strategic planning:

1. Revising and approving the Company's strategic plan and priorities while taking into account opportunities and risks, the Company's financial and tax strategy and its business plan.
2. Revising and discussing the Company's strategic plan and priorities during an annual meeting with senior management.
3. Evaluating the Company's performance with respect to the strategic plan and business plan and, in particular, assessing the Company's operating results based on the established objectives.

B. Human resources:

4. Ensuring, wherever possible, that the Chief Executive Officer and other members of senior management are honest and that they create a culture of integrity throughout the Company.

5. Determining the size and structure of the Board of Directors and its committees based on the expertise, skills and personal qualities required of the members of the Board in order to ensure adequate decision making.

6. Approving and submitting the list of candidates for the position of director, to be voted on by shareholders, as proposed by the Human Resources and Corporate Governance Committee.

7. Ensuring effective planning regarding the succession of the Company's senior managers, including their appointment and compensation.

8. Ensuring that an annual performance evaluation is carried out for the Chief Executive Officer and other members of senior management, while taking into account the Board's expectations and the objectives set by the Human Resources and Corporate Governance Committee.

C. Finance and internal control procedures:

9. Revising the main risks associated with the Company's activities, as identified by management, and ensuring that they are managed effectively. The main risks are revised during the quarterly meetings of the Audit Committee and the Board of Directors.

10. Ensuring the integrity of the quality of the Company's internal control and management systems.

11. Adopting a communications policy that involves the full disclosure of all important matters related to the Company's activities, in particular those dealing with how the Company interacts with analysts and the public. The communications policy must also outline measures to take to avoid the selective disclosure of information.

D. Governance:

12. Developing the Company's governance policies and practices and revising governance structures and procedures with respect to the governance standards in effect and in accordance with the best practices considered applicable in this instance.

13. Approving the appointment of the Lead Director based on the recommendation of the Human Resources and Corporate Governance Committee.

14. Developing and approving the job descriptions for the Chairman of the Board and committee presidents as well as for the Lead Director.

15. Adopting a written code of conduct and ethics that applies to the Company's officers and employees and revising and modifying it where necessary. The Board of Directors is responsible for ensuring that the code is respected. The Board, or a Board committee, may grant dispensations to directors or senior management with regard to the code.

16. Implementing, in co-operation with the Lead Director, a procedure to follow for evaluating the effectiveness and contribution of the Board and its members as well as the Board committees and their members.

17. Assessing and approving the contents of important disclosure documents, namely the Annual Information Form, the Management Proxy Circular, as well as any document that the Company must disclose or file with the appropriate regulatory authorities.

18. Ensuring that the appropriate measures are implemented to promote communication with clients, employees, shareholders, investors and the public.

POSITION DESCRIPTIONS

The Board of Directors has developed Charters for the Audit and Human Resources and Corporate Governance committees of the Board, as well as respective position descriptions for the Chair of the Board, for the Lead Director, for the Committee chairs and for the President and Chief Executive Officer to compliment the Board of Directors' Charter.

ORIENTATION AND CONTINUING EDUCATION

The Company has developed and updates a director's guide for new members of the Board of Directors as well as for existing members. New members of the Board of Directors receive training in the form of presentations and up-to-date documentation containing basic information on the Company and its industry. Management make presentations on various aspects of the Company's business to the Board of Directors on a regular basis. The Board also has put in place a pre-determined budget for continuing education which process is overseen by the Lead Director.

ETHICAL BUSINESS CONDUCT

The Company has in place a written code of ethics and conduct for its officers and employees (the "Code"). The Code may be consulted the Company's profile on SEDAR at www.sedar.com or the website www.couche-tard.com. The Human Resources and Corporate Governance Committee is responsible for the Code implementation within the Company. The Code is distributed and signed by each employee of the Company upon hire. The Code pertains namely to conflict of interest, the use of the Company's assets, fair treatment of the clients, providers, competitors and other Company employees. In addition, the Code includes a communication policy whose objective is to ensure that disclosure to the investing public regarding the Company is made in a timely manner by the Company authorized representatives, in keeping with the facts, accurately and widely, in accordance with the applicable statutory and regulatory requirements. Pursuant to the Code, all employees of the Company shall report any activity which seems not to be in line with the Code or laws and regulations.

The Company has adopted a code of ethics and conduct for its board members which indicates namely that if a director who finds themself in a conflict of interest during any Board of Directors or Committee meeting must immediately declare their interest and refrain from participating in any discussion about the conflicting issue or from voting thereon.

NOMINATION OF DIRECTORS

The Board of Directors has delegated to the Human Resources and Corporate Governance Committee, the task of evaluating and recommending to the Board of Directors, together with the Chairman of the Board of Directors, new nominees for the position of Director. The Committee determines the skills, abilities and personal attributes required of new directors with a view to creating value for shareholders.

The Human Resources and Corporate Governance Committee is exclusively comprised of independent directors. The members are Messrs. Jean Élie, Roger Longpré and Jean-Pierre Sauriol.

This Committee, together with the Lead Director and the Chairman of the Board of Directors, is responsible for the review and proposing policies and practices for the compensation of directors to ensure that compensation realistically reflects the responsibilities and risks involved in carrying out their mandate as directors, as well as means for encouraging directors to hold shares in the Company. The Committee takes into account, in particular, the work load and comparative figures on the compensation of board members of a group of comparable Canadian companies with North American operations. During the fiscal year 2006, the Committee retained the services of Groupe Conseil Aon Inc. to review Board compensation and to recommend a Board compensation policy, which was approved by the Board.

COMPENSATION

The Human Resources and Corporate Governance Committee is established by the Board of Directors to assist the Board in fulfilling its responsibilities relating to matters of human resources and corporate governance, namely compensation, establishing succession plan and development of senior management. The Committee has the responsibility for evaluating and making recommendations to the

Board regarding the compensation of the Company's executives and the equity-based and incentive compensation plans, policies and programs of the Company.

The Committee reviews and approves corporate goals and objectives relevant to the total compensation package of the President and Chief Executive Officer, recommends a performance evaluation process for the President and Chief Executive Officer, evaluates the performance of the President and Chief Executive Officer in light of these goals and objectives and using this process, makes recommendations to the Board with respect to the President and Chief Executive Officer's compensation level based on this evaluation. In addition, the Committee consults with the President and Chief Executive Officer, to evaluate the Company's executives, other than the President and Chief Executive Officer, and makes recommendations to the Board with respect to the total compensation package for the Company's executives, other than the President and Chief Executive Officer, and directors' compensation. During fiscal 2006, the Committee retained the services of the firm Groupe Conseil Aon Inc. for the compensation of the independents directors, executives and officers of the Company.

OTHER BOARD COMMITTEES

Audit Committee

Information relating to the Audit Committee of the Company may be found under section "Audit Committee Disclosure" of the 2007 Annual Information Form, which is hereby incorporated by reference. A free copy of the Annual Information Form may be obtained on SEDAR at www.sedar.com or by written request to the Company's Corporate Secretary.

Executive Committee

The Executive Committee is comprised of Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours, all members of Management.

The Executive Committee has the authority to exercise, from time to time, all the powers of the Board of Directors, except the powers that may not be delegated to a committee pursuant to the laws governing the Company and subject to any restrictions imposed by the Board of Directors, within the limits of the mandates and responsibilities of other committees of the Board of Directors in accordance with current corporate governance guidelines. The Executive Committee must also advise the Board of all decisions of a strategic nature.

ASSESSMENTS

The Human Resources and Corporate Governance Committee examines on an annual basis, together with the Chairman of the Board and the Lead Director, the performance and contribution of directors nominated for re-election and ensures that they are still eligible pursuant to applicable laws. The Committee reviews the size of the Board on a annual basis and reports to the Board. In addition, the Lead Director meets with each director on an personal basis to assess the operation of the Board and committees, the participation of individual directors, the adequacy of information given to directors and communication between the Board and Management. Thereafter, the Lead Director reports to the Human Resources and Corporate Governance Committee.

* * * * *

Couche-Tard


END





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